SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
Amendment No. 1

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☑ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

JCC HOLDING COMPANY

(Name of Registrant, as specified in its charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☐ No fee required
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

    (1)   Title of each class of securities to which transaction applies:
           common stock

    (2)   Aggregate number of securities to which transaction applies:
           4,577,719 shares of and options to acquire 832,548 shares of common stock

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
           The filing fee of $4,977 was calculated pursuant to Exchange Act Rule 0-11(c)(1) and is based on 4,577,719 shares of JCC Holding Company common stock outstanding less the shares of JCC Holding Company common stock owned by Harrah's Operating Company, Inc. and its affiliates and the difference between $10.54 and the strike price of options to acquire 832,548 shares of JCC Holding Company common stock. The filing fee was then calculated by multiplying the resulting transaction cash value of $54,103,020 by 0.000092.

    (4)   Proposed maximum aggregate value of transaction:
           $54,103,020

    (5)   Total fee paid:
           $4,977

☑ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED OCTOBER 8, 2002

JCC HOLDING COMPANY

ONE CANAL PLACE
365 CANAL STREET, SUITE 900
NEW ORLEANS, LOUISIANA 70130

, 2002

To our Stockholders:

We cordially invite you to attend a special meeting of stockholders of JCC Holding Company ("JCC") to be held on , 2002 at , local time, at Harrah's New Orleans Casino in the Mansion Ballroom, 4 Canal Street, New Orleans, Louisiana.

As described in the enclosed proxy statement, at the special meeting, we will ask you to consider and vote upon a proposal to adopt a merger agreement that provides for the merger of JCC with a wholly-owned subsidiary of Harrah's Operating Company, Inc. ("Harrah's Operating Company"), a wholly-owned subsidiary of Harrah's Entertainment, Inc. ("Harrah's Entertainment"), and to approve the merger contemplated by the merger agreement. If the merger is completed, you will receive $10.54 in cash, without interest, for each share of common stock of JCC that you own. After the merger, JCC will be a wholly-owned subsidiary of Harrah's Operating Company.

A special committee of JCC's board of directors, consisting of directors who are not officers or employees of Harrah's Operating Company or Harrah's Entertainment, evaluated and negotiated the terms of the merger agreement and the transactions contemplated by it and unanimously recommended the approval of the merger agreement and the transactions contemplated therein to JCC's board of directors. The entire board of directors of JCC has unanimously approved the merger agreement and the merger, and unanimously recommends that all stockholders vote "FOR" the adoption of the merger agreement and approval of the merger. In making this recommendation, the board of directors considered many factors, including the positive recommendation of the special committee and the fairness opinion of Houlihan Lokey Howard & Zukin Capital, the special committee's independent financial advisor.

The merger agreement and the proposed merger must be adopted and approved by the holders of a majority of the outstanding shares of JCC common stock. In addition, it is a condition to Harrah's Operating Company's obligations under the merger agreement that the merger agreement and the merger are approved and adopted by the affirmative vote of the holders of a majority of the shares of JCC common stock held by stockholders other than Harrah's Operating Company, any subsidiary of Harrah's Operating Company and their respective officers and directors. Harrah's Operating Company has the right to waive this condition, although at the present time, it does not intend to do so. If the merger agreement and the merger are so adopted and approved, the merger will be closed as soon as practicable after the special meeting, when all other conditions to the closing of the merger are satisfied or waived.

The accompanying notice of special meeting of stockholders and proxy statement explain the proposed transactions and provide specific information concerning the special meeting. Please give this information your careful attention. Your vote is important. Whether or not you plan to attend the special meeting, please sign, date and return the enclosed proxy card in the postage-paid envelope as soon as possible. Returning a signed proxy card will not prevent you from voting your shares in person if you subsequently choose to attend the special meeting. You may also revoke your proxy at any time before it is voted at the special meeting by submitting a written revocation or a proxy bearing a later date. If you fail to vote by proxy or in person, or fail to instruct your broker on how to vote, it will have the same effect as a vote against adoption of the merger agreement.

In considering the recommendation of our board of directors, you should be aware that Harrah's Operating Company, members of the JCC board of directors (including members of the special committee) and certain key members of JCC's management have interests in the merger that may be different from, or in addition to, your interests as JCC stockholders. These interests are summarized in the accompanying proxy statement in the section entitled "Special Factors."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE TRANSACTIONS, PASSED UPON THE FAIRNESS OR MERITS OF THESE TRANSACTIONS, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

On behalf of the board of directors, I thank you for your support and urge you to vote "FOR" the adoption and approval of the merger agreement and the merger.

Sincerely yours,

Paul D. Debban
President

This date of this proxy statement is _____, 2002. It is first being mailed to JCC stockholders on or about _____, 2002.

PRELIMINARY COPY SUBJECT TO COMPLETION, DATED OCTOBER 8, 2002

[JCC LOGO]

JCC HOLDING COMPANY

ONE CANAL PLACE
365 CANAL STREET, SUITE 900
NEW ORLEANS, LOUISIANA 70130

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON   , 2002

TO THE STOCKHOLDERS OF JCC HOLDING COMPANY:

NOTICE HEREBY IS GIVEN that a special meeting of stockholders of JCC Holding Company ("JCC") will be held at the Harrah's New Orleans Casino in the Mansion Ballroom, 4 Canal Street, New Orleans, Louisiana, 70130, on   , 2002, at   , local time, for the following purposes:

1. To consider and vote on a proposal to adopt the Agreement and Plan of Merger dated as of July 30, 2002, by and among Harrah's Operating Company, Inc. ("Harrah's Operating Company"), Satchmo Acquisition, Inc. ("Satchmo"), and JCC, a copy of which is attached to the accompanying proxy statement as Appendix A, and to approve the merger contemplated by the merger agreement. Under the merger agreement, JCC will be merged with and into Satchmo with JCC surviving as a wholly-owned subsidiary of Harrah's Operating Company. If the merger is completed, each outstanding share of JCC common stock (except for shares beneficially owned by Harrah's Operating Company and shares as to which the holders perfect their dissenters' rights under Delaware law) will be converted into the right to receive $10.54 in cash, without interest. Harrah's Operating Company owns approximately 63% of the outstanding shares of JCC common stock.

2. To consider and vote upon such other matters as may properly come before the special meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

JCC's stockholders of record as of the close of business on October 10, 2002 are entitled to receive notice of and to vote at the special meeting, and any adjournment or postponement of the special meeting.

The JCC board of directors, based in part on the recommendation of a special committee of its board of directors, has unanimously determined that the merger agreement and the merger are advisable and fair to and in the best interests of JCC and JCC's stockholders who are unaffiliated with Harrah's Operating Company. Accordingly, all of the members of JCC's board of directors approved the merger agreement and the transactions contemplated thereby and recommend that you vote "FOR" the adoption of the merger agreement and approval of the merger. Please review in detail the attached proxy statement for a more complete statement regarding the matters to be acted upon at the special meeting, including a description of the merger agreement, the background of the merger and the factors that the board of directors considered in approving the merger agreement.

1

Stockholders of JCC who do not vote in favor of the adoption of the merger agreement and approval of the merger will have the right to seek appraisal of the fair value of their shares of JCC common stock if the merger is completed, but only if they submit a written demand for an appraisal before the vote is taken on the merger agreement and the merger and they comply with Delaware law as explained in the accompanying proxy statement.

Whether or not you expect to attend the meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the enclosed envelope in order to ensure representation of your shares.

Please do not send your stock certificate at this time. If the proposed merger is completed, you will be sent instructions regarding the surrender of your certificates.

If you properly execute and submit a proxy and no instructions are given, the shares of JCC common stock represented by that proxy will be voted "FOR" the adoption of the merger agreement and approval of the merger.

By Order of the Board of Directors

Camille Fowler
Vice-President—Finance, Treasurer and Secretary

New Orleans, Louisiana
, 2002

TABLE OF CONTENTS

SUMMARY TERM SHEET

This summary term sheet highlights selected information contained in the proxy statement and may not contain all of the information that is important to you. To understand the transactions fully and for a more complete description of the legal terms of the transactions, you should carefully read this entire document and the additional documents to which we refer you, including the agreement and plan of merger attached as Appendix A. This proxy statement is first being mailed on or about   , 2002, to JCC's stockholders of record as of the close of business on October 10, 2002.

The Parties (see page 18)

- **JCC Holding Company.** JCC is a Delaware corporation. JCC's common stock is quoted on the Over-the-Counter Bulletin Board system under the symbol "JCHC." JCC is a casino and entertainment company. It owns a land-based casino entertainment facility in downtown New Orleans, Louisiana, which opened for business on October 28, 1999, and was granted the exclusive right to operate the only land-based casino in Orleans Parish, Louisiana. JCC filed for bankruptcy protection in January 2001 and emerged in March 2001. JCC's executive offices are located at One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana 70130 (Telephone: (504) 533-6000). In this proxy statement, JCC Holding Company is referred to as "JCC."

  Attached as Appendices I and J to this proxy statement are copies of JCC's annual report for the fiscal year ended December 31, 2001 and JCC's quarterly report for the fiscal quarter ended June 30, 2002. These reports provide a detailed description of JCC's business, its financial condition and its results of operations for the periods covered.

- **Harrah's Operating Company, Inc.** Harrah's Operating Company is a Delaware corporation with its principal executive offices located at One Harrah's Court, Las Vegas, Nevada 89119 (Telephone: (702) 407-6000). Harrah's Operating Company is a wholly-owned subsidiary of Harrah's Entertainment, a publicly-traded company listed on the New York Stock Exchange under the symbol "HET." Harrah's Operating Company operates in more markets than any other casino company and operates 26 casinos in 13 states, including JCC's casino in New Orleans. Harrah's Operating Company currently owns approximately 63% of the outstanding shares of JCC common stock. In this proxy statement, Harrah's Operating Company, Inc. is referred to as "Harrah's Operating Company."

- **Satchmo Acquisition, Inc.** Satchmo was incorporated in Delaware in July 2002 by Harrah's Operating Company in contemplation of the proposed merger. Harrah's Operating Company formed Satchmo for the sole purpose of effecting the merger and Satchmo has not engaged in any business except in furtherance of this purpose. All of the outstanding capital stock of Satchmo is owned by Harrah's Operating Company. Satchmo's principal executive offices are located at c/o Harrah's Operating Company, Inc., One Harrah's Court, Las Vegas, Nevada 89119 (Telephone: (702) 407-6000). In this proxy statement, Satchmo Acquisition, Inc. is referred to as "Satchmo."

- **Harrah's Entertainment, Inc.** Harrah's Entertainment is a Delaware corporation, with its principal executive offices located at One Harrah's Court, Las Vegas, Nevada 89119 (Telephone (702) 407-6000). Harrah's Entertainment is a publicly traded company listed on the New York Stock Exchange under the symbol "HET." Through Harrah's Operating Company, Inc. a wholly-owned subsidiary, and its subsidiaries, Harrah's Entertainment operates casinos in more markets in the United States than any other casino company. Harrah's Entertainment's principal asset is the stock of Harrah's Operating Company, which holds, directly or indirectly through subsidiaries, substantially all of the assets of Harrah's Entertainment's businesses. In this proxy statement, Harrah's Entertainment, Inc. is referred to as "Harrah's Entertainment."

- **Harrah's New Orleans Management Company.** Harrah's New Orleans Management is a Nevada corporation, with its principal executive offices located at One Harrah's Court, Las Vegas, Nevada 89119 (Telephone (702) 407-6000). Harrah's New Orleans Management is a wholly-owned subsidiary of Harrah's Operating Company. Pursuant to a casino management agreement with JCC, Harrah's New Orleans Management manages JCC's casino entertainment facility and is responsible for marketing and operating the casino entertainment facility, providing accounting and budgeting services, maintaining and renovating the casino property, and hiring and supervising employees. In this proxy statement, Harrah's New Orleans Management Company is referred to as the "Management Company."

Information Concerning the Special Meeting (see page 16)

- **Time, Place and Date.** JCC will hold a special meeting of stockholders at   , local time, on   , 2002 in the Mansion Ballroom of the Harrah's New Orleans Casino, located at 4 Canal Street, New Orleans, Louisiana.

- **Purpose of the Special Meeting.** At the special meeting, you will be asked to adopt the Agreement and Plan of Merger, dated as of July 30, 2002, by and among JCC, Harrah's Operating Company and Satchmo, and to approve the merger contemplated by the merger agreement. You will also be asked to vote on other matters that properly come before the special meeting. Pursuant to the merger agreement, JCC will merge with Satchmo, with JCC continuing as a wholly-owned subsidiary of Harrah's Operating Company. If the merger agreement and the merger are adopted and approved and the merger is completed, your shares of JCC common stock will be converted into the right to receive $10.54 per share, in cash, without interest. You may also exercise appraisal rights under Delaware law if you satisfy the requirements to do so. (See "Appraisal Rights" below.)

- **Record Date; Voting at the Special Meeting; Quorum.** Only if you are a stockholder of record as of the close of business on Thursday, October 10, 2002 will you be entitled to vote at the special meeting. You will be entitled to one vote per share.

  The holders of a majority of the shares of JCC common stock outstanding as of the close of business on October 10, 2002, and entitled to vote on a matter at the special meeting must be present in person or by proxy in order for a quorum to exist at the special meeting. Abstentions and broker non-votes will be counted as present for purposes of determining a quorum. A quorum is assured at the special meeting because Harrah's Operating Company owns 63% of the outstanding shares of JCC common stock and intends to be present at the meeting.

- **Vote Required.** Under Delaware law, adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of shares of the JCC common stock issued and outstanding as of October 10, 2002. On the record date, JCC had 12,383,025 shares of common stock issued and outstanding. In addition, Harrah's Operating Company's obligation to close the merger is conditioned upon the adoption of the merger agreement and the approval of the merger by the affirmative vote of the holders of a majority of the JCC shares held by stockholders other than Harrah's Operating Company, any subsidiary of Harrah's Operating Company and their respective officers and directors. Harrah's Operating Company may waive this condition, although at the present time, it does not intend to do so. Two members of the JCC board of directors who beneficially own approximately 27% of the total outstanding shares of JCC common stock that are not owned by Harrah's Operating Company have committed to vote their shares in favor of adopting the merger agreement and approving the merger.

Brokers will not have the right to vote on adoption of the merger agreement and approval of the merger unless the beneficial owners of the shares held in street name give the broker specific instructions authorizing the vote. Failure to return an executed proxy card or to vote in person at the special meeting, or voting to abstain, will constitute, in effect, a vote against adoption of the merger agreement and approval of the merger. Similarly, broker non-votes will have the same effect as a vote against adoption of the merger agreement and approval of the merger.

- **Engagement of Proxy Solicitation Firm.** JCC has retained the firm of Georgeson Shareholder Communications, Inc. to assist in the solicitation of proxies, for which Georgeson Shareholder Communications will be paid a fee of $7,500 and reimbursed for their expenses up to an additional $10,000.

Trading Markets and Market Price of JCC Common Stock (see page 15)

- JCC common stock is traded on the Over-the-Counter Bulletin Board under the symbol "JCHC." The closing price per share for JCC common stock on July 29, 2002, the last full trading day prior to the public announcement of the proposed merger, was $9.00 per share. On   , 2002, the last full trading day prior to the date of this proxy statement, the closing price for JCC common stock was $.

Special Factors (see page 20)

- **JCC's Reasons for the Merger and Board of Directors' Recommendation; Fairness of the Merger (see page 30).** A Special Committee of JCC's board of directors determined that the merger agreement and transactions contemplated thereby are fair to, from a financial and procedural point of view, and in the best interests of JCC's stockholders other than Harrah's Operating Company. Accordingly, the Special Committee unanimously recommended to JCC's board of directors that it approve and adopt the merger agreement. JCC's board of directors approved and adopted the merger agreement and the merger and recommends that you vote "FOR" the proposal to adopt the merger agreement and approve the merger. For a discussion of the material factors considered by the Special Committee and the board of directors in reaching their conclusions and their reasons why the Special Committee and the board of directors determined that the merger is fair to, from a financial and procedural point of view, and in the best interests of JCC's stockholders other than Harrah's Operating Company, see "SPECIAL FACTORS—JCC's Reasons for the Merger and Board of Directors' Recommendation; Fairness of the Merger." All of the members of JCC's board of directors unanimously approved and recommended adoption of the merger agreement. See "SPECIAL FACTORS—Background of the Merger."

- **Position of Harrah's Operating Company, Satchmo, Harrah's Entertainment and the Management Company as to the Fairness of the Merger (see page 34).** The rules of the SEC require Harrah's Operating Company, Satchmo, Harrah's Entertainment and the Management Company to express a belief regarding the fairness of the merger to JCC's stockholders who are not affiliated with Harrah's Operating Company. Based in part on their beliefs regarding the reasonableness of the conclusions and analyses of the Special Committee, Harrah's Operating Company, Satchmo, Harrah's Entertainment and the Management Company concur with and have expressly adopted the conclusions and analyses of the Special Committee, and believe that the merger and the merger agreement are procedurally and substantively fair to JCC's stockholders other than Harrah's Operating Company. However, you should not construe this belief as a recommendation as to how you should vote on the merger. For a discussion of the material factors considered by Harrah's Operating Company, Satchmo, Harrah's Entertainment and the Management Company in expressly adopting the conclusions and analyses of the Special Committee, see "SPECIAL FACTORS—Position of the Harrah's Entities as to the Fairness of the Merger."

- **Special Committee.** The Special Committee is a committee of JCC's board of directors that, with the advice and assistance of its own legal and financial advisors, evaluated and negotiated the merger proposal, including the terms of the merger agreement, with Harrah's Operating Company. The Special Committee consists solely of directors who are not officers or employees of Harrah's Operating Company or any of its affiliates. Until July 2, 2002, the Special Committee consisted of Rudy J. Cerone, Paul D. Debban, Chris Lowden and Preston T. Smart. After Rudy Cerone was replaced on the JCC board of directors, the Special Committee consisted of the three remaining members. Each member of the Special Committee has interests in the merger that are different from, or in addition to, the interests that you, as a JCC stockholder, have.

- **Certain Effects of the Merger.** Upon completion of the merger, Harrah's Operating Company will own 100% of JCC. You will cease to have ownership interests in JCC or rights as a JCC stockholder, and, as a result, if the merger is completed, you will not participate in any future earnings or losses of JCC or growth or decline in the value of JCC.

- **Opinion of Houlihan Lokey (see page 43).** In connection with the merger, the Special Committee and JCC's board of directors considered the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the independent financial advisor to the Special Committee, that the $10.54 per share cash consideration to be received by JCC's stockholders in exchange for their shares of JCC common stock in the proposed merger is fair, from a financial point of view, to the JCC stockholders who are not affiliated with Harrah's Operating Company. A copy of the fairness opinion of the Special Committee's financial advisor is attached to this proxy statement as Appendix B. JCC urges you to read the fairness opinion for a complete understanding of the assumptions, limitations and qualifications set forth in it.

- **Interests of Certain Persons in the Merger (see page 38).** The members of JCC's board of directors (including all members of the Special Committee) have relationships with Harrah's Operating Company or have interests in the merger that are in addition to or different from those that you, as a JCC stockholder, have. These relationships and interests are or could be viewed to create conflicts of interest that would affect the JCC board's recommendations. Three of the JCC directors are officers or directors of Harrah's Entertainment or its affiliates. One of the directors nominated by Harrah's Operating Company is the president of a bank that has placed four ATMs in JCC's casino. The four directors who originally composed the Special Committee have various interests in the merger that are in addition to interests they may have as stockholders. All four original members of the Special Committee were sued by Harrah's Operating Company for alleged breaches of their fiduciary duty to JCC, and this litigation will be dismissed if the merger is completed. After Mr. Cerone was replaced on JCC's board of directors, the Special Committee only had three members. Two of the members of the Special Committee, Messrs. Smart and Debban, have entered into separation agreements with Harrah's Operating Company that would become effective upon the completion of the proposed merger. These separation agreements, copies of which are attached to this proxy statement as Appendices D and E, provide that, upon the effectiveness of the merger: (i) Messrs. Smart and Debban will resign from all positions with JCC and its subsidiaries; (ii) Messrs. Smart and Debban will each receive a severance payment from JCC of $200,000; (iii) Harrah's Operating Company will recognize each of Messrs. Smart and Debban as the owner of an option to acquire 309,531 shares of JCC common stock at a price of $3.20 per share, a matter that was contested in the litigation regarding alleged fiduciary breaches; and (iv) Harrah's Operating Company will use its best efforts to cause the claims against Messrs. Debban and Smart in the litigation pending with respect to alleged breaches of fiduciary duty to be dismissed within five days of the closing of the merger. For a discussion of the litigation that will be dismissed in connection with the separation agreements, see "SPECIAL FACTORS—Litigation Between JCC and Harrah's Entertainment's Affiliated Entities that will be Dismissed in Connection with the Merger."

- **Risks That the Merger Will Not be Completed (see page 57).** Completion of the merger is subject to various risks, including, but not limited to, those described under "THE MERGER AGREEMENT—Conditions to the Completion of the Merger." As a result of various risks to the completion of the merger, JCC cannot assure you that the merger will be completed even if the requisite stockholder approval is obtained. It is expected that, if JCC's stockholders do not approve and adopt the merger agreement or if the merger is not completed for any other reason, the current management of JCC, under the direction of the board of directors, will continue to manage JCC as an ongoing business.

- **Financing of the Merger (see page 58).** The aggregate amount of funds required by Harrah's Operating Company and Satchmo to pay the aggregate merger consideration due to JCC's stockholders upon consummation of the merger, assuming there are no dissenting stockholders, is expected to be approximately $54 million. In addition, Harrah's Operating Company will require approximately $1,000,000 to pay Harrah's Operating Company's expenses and costs relating to the merger and fees and expenses in connection with the printing and mailing of this proxy statement, including all the filings required by Rule 13e-3 under the Exchange Act included in this proxy statement. Harrah's Operating Company anticipates the funds used to pay the merger consideration will be provided by Harrah's Entertainment's cash resources which come from (i) working capital, (ii) a commercial paper program, (iii) a bid note and (iv) revolving credit and letter of credit facilities. There are no conditions to obtaining the financing from Harrah's Entertainment's cash resources and these resources are sufficient to assure payment of the aggregate merger consideration and transaction expenses.

- **Litigation Challenging the Merger (see page 60).** Shortly after announcement of the merger, three substantially identical civil actions were commenced in the Court of Chancery of the State of Delaware in New Castle County. The plaintiff in each action seeks to represent a putative class consisting of the public stockholders of JCC (other than Harrah's Entertainment). Named as defendants in all three complaints are JCC, Harrah's Entertainment and JCC's board of directors. The plaintiffs allege, among other things, that the merger agreement is a product of a conflict of interest between Harrah's Entertainment and the directors of JCC, who the plaintiffs allege to be controlled by Harrah's Entertainment, and that the merger price of $10.54 is inadequate. The complaints seek an injunction, damages and other relief. JCC believes that these lawsuits are without merit and intends to defend against them vigorously.

Material U.S. Federal Income Tax Consequences (see page 61)

- **Tax Consequences.** Generally, the merger will be taxable for U.S. federal income tax purposes to JCC's stockholders. You will recognize taxable gain or loss in the amount of the difference between $10.54 and your adjusted tax basis for each share of JCC common stock that you own.

Exchange of Stock Certificates for the Merger Consideration (see page 72)

- You should not send in stock certificates until you receive a letter and instructions from the paying agent on how to surrender your JCC stock certificates, which should be sent to you soon after the effective date of the merger. You can expect to receive a check in the amount of your cash payment soon after JCC's paying agent has received your stock certificates, along with your properly completed documentation.

Appraisal Rights (see page 73)

- **Dissenters' Rights of Appraisal.** If you do not vote in favor of the merger and you take all steps required to perfect your appraisal rights under Delaware law, you will be entitled to dissent from the merger and to have the fair value of your shares of JCC common stock judicially determined and paid to you in cash, together with a fair rate of interest. The text of Section 262 of the Delaware General Corporation Law, which sets forth the specific steps you must take to perfect your dissenters' rights, is attached to this proxy statement as Appendix C. Any stockholder of record who wishes to exercise his or her right to dissent from the merger and demand appraisal under Delaware law must:

  - deliver to JCC a written demand for appraisal of your shares of JCC common stock before the vote on the proposal to adopt the merger agreement is taken at the special meeting, which demand must reasonably inform JCC of your identity and that you intend to demand the appraisal of your shares; and

  - not vote in favor the merger (which means that you must vote against adopting the merger agreement or abstain from voting on the merger agreement because a proxy executed in blank that does not contain voting instructions will, unless revoked, be voted in favor of adopting the merger agreement).

  Any holder who wishes to exercise his or her right to dissent from the merger and demand appraisal rights or who wishes to preserve his or her right to do so should review the discussion in the section captioned "DISSENTERS' AND APPRAISAL RIGHTS" (see page 73 and Appendix C) carefully. Failure to timely and properly comply with the requirements and procedures specified will result in the loss of appraisal rights under Delaware law.

The Merger Agreement (see page 63)

- **Payments to Stockholders and Holders of Stock Options (see page 63).** Upon completion of the merger, you will be entitled to receive $10.54 in cash, without interest, for each share of JCC common stock that you own, unless you perfect your appraisal rights in accordance with Delaware law. You will not own any shares of JCC common stock or any other equity interest in JCC after completion of the merger. Each outstanding option to purchase shares of JCC common stock (whether or not presently vested) will be canceled at the effective time of the merger, and each option holder will be entitled to receive a cash payment, without interest, equal to the difference between $10.54 and the exercise price of the option, multiplied by the number of shares subject to the option. The total merger consideration for all JCC stockholders will be $48.2 million and the total amount to be paid to the holders of options will be $5.9 million, including $4.5 million to members of the Special Committee.

- **Effective Date of the Merger (see page 63).** The merger will be effective when a Certificate of Merger is filed with the Delaware Secretary of State and becomes effective. JCC expects to make this filing immediately following the adoption of the merger agreement at the special meeting and the satisfaction or waiver of the other conditions to the merger contained in the merger agreement. JCC cannot assure you that all conditions to the merger contained in the merger agreement will be satisfied or waived. One of the conditions to the closing of the merger is approval of the Louisiana Gaming Control Board. Harrah's Operating Company expects to receive the required approval of the Louisiana Gaming Control Board during the fourth quarter of 2002. However, neither Harrah's Operating Company nor JCC can assure you that the Louisiana Gaming Control Board will consider or approve the merger during the fourth quarter of 2002.

- **Conditions to the Obligations of the Parties to Close the Merger (see page 63).** The merger agreement is subject to the condition, as required under Delaware law, that the merger agreement be adopted and the merger be approved by the holders of a majority of the issued and outstanding shares of JCC common stock. In addition, the completion of the transaction contemplated by the merger agreement is subject to the absence of an order or injunction prohibiting the merger from a court or other governmental entity.

- **Conditions to the Obligations of Harrah's Operating Company to Close the Merger (see page 63).** Harrah's Operating Company's obligation to complete the merger is subject to satisfaction or waiver of the following additional conditions:

  - JCC's representations and warranties being true and correct as of the closing;

  - JCC being in compliance in all material respects with all of the covenants contained in the merger agreement;

  - JCC obtaining all necessary consents including approval from the Louisiana Gaming Control Board;

  - the merger agreement being adopted by the holders of a majority of JCC common stock not held by Harrah's Operating Company, Harrah's Operating Company's subsidiaries and their respective officers and directors at the special meeting;

  - JCC dismissing the action pending in the Louisiana Civil District Court of New Orleans entitled *Jazz Casino Co., LLC and JCC Holding Co. v. Harrah's New Orleans Mgmt. Co., et. al*, No. 02-6098;

  - JCC either (a) dismissing the action pending in the Delaware Court of Chancery entitled *Harrah's Enter., Inc. v. JCC Holding Company, Civil Action No. 19479*, and an appeal pending in the Supreme Court of the State of Delaware (No. 331,2002) or (b) executing all documents necessary to permit Harrah's Entertainment to dismiss such action immediately after the closing of the merger;

  - the total number of dissenting shares not exceeding 10% of the number of JCC's outstanding shares of common stock;

  - absence of any breach under the separation agreements with Paul Debban and Preston Smart; and

  - absence of any change or condition that could reasonably be expected to have a material adverse affect on the liabilities, financial condition or operation of JCC.

- **Conditions to the Obligations of JCC to Close the Merger (see page 64).**

  - Harrah's Operating Company's representations and warranties being true and correct as of the closing date; and

  - Harrah's Operating Company being in compliance in all material respects with all of the covenants contained in the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q. What am I being asked to vote upon?

A. You are being asked to vote upon a proposal to adopt the merger agreement and approve the merger of a wholly-owned subsidiary of Harrah's Operating Company with and into JCC. As a result of the merger, JCC will become a wholly-owned subsidiary of Harrah's Operating Company.

Q. What will I receive if the merger is approved and completed?

A. If the merger is completed and if you do not perfect your dissenters' rights, you will receive $10.54 in cash, without interest, for each share of JCC common stock that you own. Upon the closing of the merger, each share of JCC common stock held by you will become the right to receive $10.54 per share.

Q. When should I expect to receive the merger consideration if the merger is completed?

A. Promptly after the completion of the merger, you will receive detailed instructions regarding the surrender of your stock certificates. You should not send your stock certificates to us or anyone else until you receive these instructions. Promptly after surrendering your stock certificates and such other documents identified in the instructions, you will receive payment of your portion of the transaction consideration for your shares.

Q. Why is the board of directors recommending that I vote in favor of adoption of the merger agreement and approval of the merger?

A. In the opinion of the board of directors, the merger is advisable, fair to and in the best interests of JCC and JCC's stockholders who are unaffiliated with Harrah's Operating Company. The board has based this opinion, in part, on (1) the unanimous recommendation of a special committee of the board of directors appointed to negotiate the terms of the merger agreement with Harrah's Operating Company (the "Special Committee"), and (2) the opinion dated July 29, 2002, of Houlihan Lokey Howard & Zukin Capital, the Special Committee's financial advisor ("Houlihan Lokey"), that, based on and subject to the considerations, limitations, assumptions and qualifications set forth in its opinion, as of July 29, 2002, the $10.54 per share cash consideration to be received by JCC's stockholders in exchange for their shares of JCC common stock in the proposed merger was fair, from a financial point of view, to the JCC stockholders who are not affiliated with Harrah's Operating Company.

Q. Why was the special committee formed?

A. The JCC board of directors formed the Special Committee to protect your interests in evaluating JCC's strategic alternatives and negotiating the terms of the merger from potential conflicts of interest resulting from Harrah's Operating Company's representation on the JCC board of directors and their respective interests in potential strategic alternatives of JCC, which may be different from or in addition to the interests of JCC's stockholders generally. You should be aware that members of the Special Committee have interests in the merger that may be different than or in addition to yours. See "SPECIAL FACTORS—Interests of Certain Persons in the Merger."

Q. Are there any special factors I should take into consideration in weighing the recommendation of the board of directors?

A. Three of the JCC directors are officers and/or directors of Harrah's Entertainment, and a fourth JCC director was also nominated and elected by Harrah's Operating Company to the JCC board. The three JCC directors who were not nominated by Harrah's Entertainment or Harrah's Operating Company comprised the Special Committee. These directors, along with other directors and members of JCC management, have interests in the proposed merger that are different from, or in addition to, your interests as a JCC stockholder. These factors are or may be viewed to create possible conflicts of interest. The JCC board of directors knew about and considered these potential conflicts of interest when approving the merger.

Q. *When is the merger expected to be completed?*

A. The merger cannot be completed until a number of conditions are satisfied, including the adoption of the merger agreement by JCC's stockholders at the special meeting and the approval of the merger by the Louisiana Gaming Control Board. JCC currently expects the merger to be completed during the fourth quarter of 2002. If the merger agreement is adopted at the special meeting, Harrah's Operating Company intends to close the merger as soon as possible. The only delay in closing the merger that we can anticipate at this time would be caused by an unexpected delay in the approval of the merger by the Louisiana Gaming Control Board.

Q. *Will I owe taxes as a result of the merger?*

A. Generally, the merger will be a taxable transaction for all holders of JCC common stock. As a result, the cash you receive in the merger or the cash you could receive from exercising your dissenters' rights will be subject to United States income tax and, in certain circumstances, a portion of the cash may be required to be withheld. You may also be taxed under applicable state, local and other tax laws. In general, you will recognize a taxable gain or loss equal to the difference between (1) the amount of cash you receive and (2) the tax basis of your shares of JCC common stock.

Tax matters are very complex, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q. *When and where is the special meeting?*

A. The special meeting will occur on   , 2002 at   , local time, in the Mansion Ballroom of the Harrah's New Orleans Casino, 4 Canal Street, New Orleans, Louisiana, 70130.

Q. *Who is entitled to vote at the special meeting?*

A. Holders of record of JCC common stock as of the close of business on October 10, 2002, are entitled to vote at the special meeting. Each stockholder is entitled to one vote for each share of JCC common stock owned on the record date.

Q. *What stockholder vote is required to adopt and approve the merger agreement and the merger?*

A. Adoption of the merger agreement and approval of the merger requires the affirmative vote by holders of a majority of the shares of JCC common stock outstanding as of the close of business on October 10, 2002. In addition, Harrah's Operating Company's obligation to consummate the merger is conditioned upon receiving the affirmative vote of a majority of the shares held by stockholders other than Harrah's Operating Company, any subsidiary of Harrah's Operating Company and their respective directors and officers. While Harrah's Operating Company has the right to waive this condition, it currently does not intend to do so. Messrs. Debban and Smart, two directors of JCC, along with certain of affiliates of Mr. Smart, collectively hold 27% of the outstanding shares of JCC common stock that are not held by Harrah's Operating Company and its affiliates. These directors and Mr. Smart's affiliates have agreed to vote their shares in favor of approving the merger agreement and the merger.

Q. *How do I cast my vote?*

A. If you are a holder of record, you may vote in person at the special meeting or by submitting a proxy for the special meeting. You can submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. You must return your proxy card before the special meeting or attend the special meeting in person in order for your votes to be counted at the special meeting.

Q. *What happens if I do not instruct a broker holding my shares as to how to vote them or I abstain from voting?*

A. If your shares are held by a broker as a nominee, your broker will not be able to vote your shares without instructions from you. You should instruct your broker on how to vote your shares, using the instructions that will be provided to you by your broker prior to the special meeting. If your broker is unable to vote your shares or if you abstain, it will have the effect of voting against adoption of the merger agreement and approval of the merger.

Q. *Can I vote my shares at the special meeting if my shares are held by a broker as a nominee?*

A. If you would like to attend the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a recent brokerage statement or letter from the nominee confirming your beneficial ownership of the shares of JCC common stock. You must also bring a form of personal identification. In order to vote your shares at the special meeting, you must obtain from each nominee a proxy issued in your name.

Q. *Can I change my vote after I have mailed my proxy card?*

A. Yes. You can change your vote at any time before your proxy is voted at the special meeting by: delivering to JCC's Secretary a signed notice of revocation; granting a new, later-dated proxy, that must be signed and delivered to JCC's Secretary; or attending the special meeting and voting in person; however, your attendance alone will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow the instructions received from your broker to change your vote.

Q. *What happens if I sell my shares before the special meeting?*

A. If you were a stockholder on the record date for the special meeting, October 10, 2002, you will be entitled to vote at the special meeting. If you sell your stock after the record date but before the date of the special meeting, you will be able to vote at the special meeting, but you will not have a right to receive the $10.54 per share. The right to receive the $10.54 per share will pass to the person who owns your stock when the merger becomes effective.

Q. *Should I send in my JCC stock certificates now?*

A. No. After the merger, you will receive written instructions on how to exchange your JCC stock certificates for the merger consideration. You must return your stock certificates as described in the instructions to receive the $10.54 per share cash payment in connection with the merger.

Q. *What rights do I have to seek an appraisal of my shares?*

A. If you wish, you may seek an appraisal of the fair value of your shares, but only if you comply with all requirements of Delaware law as described in the section captioned "DISSENTERS' AND APPRAISAL RIGHTS" of this proxy statement. Depending upon the determination of the Delaware Court of Chancery, the appraised fair value of your shares of JCC common stock, which is the amount you will receive if you seek an appraisal, may be less than, equal to or more than the $10.54 per share to be paid in the merger.

Q. Who can help answer my questions?

A. If you have questions about the special meeting or the merger after reading this proxy statement, you should contact:

Georgeson Shareholder Communications, Inc.
(800) 818-0721

or

JCC Holding Company
One Canal Place
365 Canal Street, Suite 900
New Orleans, Louisiana 70130
Attention: Camille Fowler, Secretary
(504) 533-6119

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement and the other documents included as Appendices to this proxy statement may contain forward-looking statements that are not historical facts. These forward-looking statements are based on the current estimates and assumptions of JCC's management and, where applicable, the Management Company's management. Forward-looking statements include information concerning possible or assumed future results of operations and also include those preceded or followed by words such as "anticipate," "believe," "estimate," "expect," and "intend" and words or phrases of similar import, which are found at various places throughout this proxy statement. Such statements reflect the current view of JCC or, where applicable, the Management Company, with respect to future events, and are subject to certain risks, uncertainties and assumptions related to certain factors including, without limitation, competitive factors, general economic conditions, customer relations, governmental regulation and supervision, changes in laws or regulations, one time events and other factors described herein. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement and incorporated by reference into this proxy statement. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement, or in the case of documents incorporated by reference, as of the date of those documents. Except to the extent required under the federal securities laws, neither JCC nor the Management Company undertakes any obligation to publicly update or release any revisions to these forward-looking statements after the date of this proxy statement or to reflect circumstances arising after the date of the preparation of the forward-looking statements.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected consolidated statements of operations and balance sheet data of (1) JCC for the fiscal years ended and as of December 31, 2001, 2000 and 1999, and the two-month period ended and as of December 31, 1998, and (2) Harrah's Jazz Company for the ten-month period ended October 30, 1998 and for the fiscal year ended and as of December 31, 1997. Although JCC was incorporated on August 20, 1996, prior to October 30, 1998, JCC had not conducted any operations, generated any revenues or issued any capital stock. Accordingly, separate financial information with respect to JCC prior to the two-month period ended December 31, 1998 is omitted because JCC's management does not believe that such separate financial information is material or meaningful. On October 30, 1998, Jazz Casino Company, L.L.C., JCC's wholly-owned subsidiary, succeeded to all of the assets of Harrah's Jazz Company except the property located at 3 Canal Place and the property located on Fulton and Poydras Streets, which vested in Canal Development and Fulton Development, respectively. The selected financial data for the ten-month period ended October 30, 1998 and for the fiscal year ended and as of December 31, 1997 has been derived from Harrah's Jazz Company's audited financial statements. The selected historical financial data for the fiscal years ended and as of December 31, 2001, 2000 and 1999 and for the two-month period ended and as of December 31, 1998 has been derived from JCC's audited financial statements. The selected historical financial data of JCC for the six-month periods ended June 30, 2002 and 2001 are derived from JCC's unaudited financial statements. The unaudited financial statements include all adjustments, consisting primarily of normal recurring accruals, which JCC considers necessary for a fair presentation of the financial position and the results of operations for these periods. However, the results for the periods presented should not be used as a basis for estimating the results of operations for a full year. All of the information in the following table should be read in conjunction with JCC's financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in JCC's annual report on Form 10-K for the fiscal year ended December 31, 2001 and in JCC's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2002, which are attached as Appendices I and J.

14

	JCC (Successor) Six Month Period Ended June 30, 2002	JCC (Successor) Six Month Period Ended June 30, 2001	JCC (Successor) Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Two Month Period Ended December 31, 1998	Harrah's Jazz Company (Predecessor) Ten Month Period Ended October 30, 1998	Year Ended December 31, 1997
					(In thousands, except per share data)			
Statement of Operations Information:								
Net revenues	$138,725	$ 117,068	$ 238,647	$ 242,114 (a)	$ 40,257	$ 14	$ 87	$ 1,679
Income (loss) before extraordinary items	$ 5,341	$(122,488)	$(121,662)	$(354,228)	$(59,140)	$ (3,677)	$(97,713)	$ (21,244)
Extraordinary items	$ — (c)	$ 213,448 (c)	$ 213,448	$ —	$ —	$ — (d)	$267,706	$ —
Consolidated net income (loss)	$ 5,341 (c)	$ 90,960 (c)	$ 91,786 (b)	$(354,228)	$(59,140)	$ (3,677)	$169,993	$ (21,244)
Income (loss) per share before extraordinary items:								
Basic	$ 0.43	$ (9.89)	$ (9.82)	$ (34.79)	$ (5.88)	$ (0.37)	N/A (e)	N/A
Diluted	$ 0.42	$ (9.89)	$ (9.82)	$ (34.79)	$ (5.88)	$ (0.37)	N/A (e)	N/A
Net income (loss) per share:								
Basic	$ 0.43 (c)	$ 7.34 (c)	$ 7.41	$ (34.79)	$ (5.88)	$ (0.37)	N/A (e)	N/A
Diluted	$ 0.42 (c)	$ 7.34 (c)	$ 7.41	$ (34.79)	$ (5.88)	$ (0.37)	N/A (e)	N/A
Balance Sheet and Other Information:								
Current assets	$ 70,580	$ 39,715	$ 47,917	$ 42,092	$ 45,809	$ 27,247	N/A	$ 4,316
Property and equipment, net	$120,335	$ 136,563	$ 133,481 (b)	$ 136,890	$355,873	$218,658	N/A	$ 195,532
Total assets	$231,568	$ 217,962	$ 223,123	$ 221,461	$506,402	$343,131	N/A	$ 354,417
Current liabilities	$ 27,839	$ 27,716	$ 26,954	$ 112,415	$ 50,424	$ 15,302	N/A	$ 43,156
Long-term debt	$107,674 (c)	$ 102,660 (c)	$ 105,676	$ 396,412	$368,222	$185,519	N/A	$ —
Liabilities subject to compromise	$ —	$ —	$ —	$ —	$ —	$ —	N/A	$ 523,468
Stockholders' equity (deficit)	$ 93,601	$ 87,189	$ 88,015	$(308,673)	$ 45,554	$104,410	N/A (e)	$(212,207)
Cash dividends declared per share	$ —	$ —	$ —	$ —	$ —	$ —	N/A	N/A

(a) JCC's fiscal 1999 results of operations reflect approximately two months of revenues generated from the casino, which opened on October 28, 1999.

(b) Includes an asset impairment charge of $258.8 million in 2000 which is discussed in Note 3 to JCC's consolidated financial statements included in JCC's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(c) Includes an extraordinary gain on early extinguishment of debt of $213.4 million in 2001, or $17.23 per share. This gain is discussed in Note 1 to JCC's consolidated financial statements included in JCC's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(d) On October 30, 1998, in accordance with the Harrah's Jazz Company ("HJC") Joint Plan of Reorganization, HJC's 14¼% First Mortgage Notes due 2001 with Contingent Interest were cancelled and certain other indebtedness was forgiven and/or cancelled in consideration of receiving new equity and debt securities, resulting in an extraordinary gain totaling $267.7 million.

(e) Harrah's Jazz Company, the predecessor to JCC, was a partnership. Therefore, the relevant information presented as of December 31, 1997 is partners' equity. Likewise, no income (loss) per share data is presented for the year ended December 31, 1997.

JCC's book value per share of stock was $7.56 at June 30, 2002.

TRADING MARKETS AND MARKET PRICE

Shares of JCC common stock were first issued on March 29, 2001, in connection with JCC's emergence from bankruptcy, and began trading on April 27, 2001 on the Over-the-Counter Bulletin Board market under the symbol "JCHC." The following table sets forth, for the periods indicated, the high and low sale prices per share on the Over-the-Counter Bulletin Board for JCC common stock.

	High	Low
Fiscal Year Ended December 31, 2002		
First Quarter	$ 3.50	$ 1.60
Second Quarter	$ 8.05	$ 3.25
Third Quarter	$10.75	$ 7.95
Fourth Quarter (through October 7, 2002)	$10.35	$10.31
Fiscal Year Ended December 31, 2001*		
Second Quarter	$ 6.00	$ 2.00
Third Quarter	$ 5.16	$ 1.41
Fourth Quarter	$ 2.00	$ 0.55

* JCC and its affiliates emerged from their bankruptcy reorganization and JCC issued shares of its common stock on March 29, 2001.

The closing price per share for JCC common stock, as reported on the Over-the-Counter Bulletin Board on July 29, 2002, the last full trading day prior to the public announcement of the proposed merger, was $9.00.

As of October 10, 2002, the record date of the special meeting, there were approximately holders of record of JCC common stock, and JCC estimates that there were approximately beneficial owners of JCC common stock. Harrah's Operating Company is the owner of approximately 63% of the outstanding shares of JCC common stock. After the merger, Harrah's Operating Company will be the beneficial owner of 100% of JCC's issued and outstanding common stock. Other than Harrah's Operating Company, none of JCC's beneficial owners will own any of its common stock after the merger. Likewise, no directors or officers will own any shares of JCC common stock after the merger.

Dividend Policy

JCC has never paid any dividends on its common stock. JCC does not intend to pay cash dividends on its common stock in the foreseeable future, and is prohibited from paying dividends under the merger agreement. Further, pursuant to the terms of the indenture for JCC's senior notes and revolving credit agreement, JCC is restricted from paying dividends on its common stock and from setting aside funds for this purpose. In the future, the payment of cash dividends, if any, would be made only from assets legally available for that purpose (i.e. net profits or capital surplus), and will depend on JCC's financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt instruments and other factors deemed relevant by the board of directors.

SPECIAL MEETING OF STOCKHOLDERS

Purposes

JCC's board of directors is furnishing you with this proxy statement to solicit your proxy to be voted at the special meeting of stockholders to be held on   , 2002 and at any adjournments or postponements thereof.

At the special meeting, holders of JCC common stock will be asked to vote upon a proposal to adopt the merger agreement attached to this proxy statement as Appendix A and approve the merger contemplated in the merger agreement and to vote on any other matter that properly comes before the special meeting. Pursuant to the merger agreement, JCC will merge with Satchmo, with JCC continuing as a wholly-owned subsidiary of Harrah's Operating Company. Each outstanding share of JCC common stock held by stockholders other than Harrah's Operating Company will be converted into the right to receive $10.54 in cash, without interest. Each outstanding option to purchase JCC common stock will be canceled and converted into the right to receive $10.54, less the exercise price per share of such option, multiplied by the number of shares subject to such option.

Date, Place and Time

The special meeting will be held at Harrah's New Orleans Casino in the Mansion Ballroom, 4 Canal Street, New Orleans, Louisiana, 70130, at   , local time, on   , 2002.

Record Date, Voting Rights, Quorum and Revocability of Proxies

If you owned JCC common stock at the close of business on October 10, 2002, the record date for the special meeting, you are entitled to notice of and to vote at the special meeting. On the record date, there were 12,383,025 shares of JCC common stock issued and outstanding held by approximately   holders of record. At the special meeting, each JCC stockholder will be entitled to one vote for each share of JCC common stock owned by such stockholder on the record date. The holders of a majority of the shares of JCC common stock outstanding as of the record date must be present in person or by proxy in order for a quorum to exist at the special meeting. Since Harrah's Operating Company owns a majority of JCC's outstanding common stock and will attend the special meeting, a quorum is assured.

Brokers who hold shares in "street name" for customers who are the beneficial owners of such shares may not give a proxy to vote those shares to approve the merger agreement without specific instructions from their customers.

Properly executed proxies that JCC receives before the vote at the special meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted "FOR" the proposal to adopt the merger agreement and approve the merger, and the proxy holder may vote in his discretion as to any other matter that may come properly before the special meeting.

Any stockholder who has given a proxy solicited by the board of directors may revoke it at any time prior to its exercise at the special meeting by:

- giving written notice of revocation to the secretary of JCC;

- properly submitting by mail to JCC's secretary a duly executed proxy bearing a later date; or

- attending the special meeting and voting in person.

All written notices of revocation and other communications with respect to revocation of proxies should be sent to:

JCC Holding Company
One Canal Place
365 Canal Street, Suite 900
New Orleans, Louisiana 70130
Attention: Camille Fowler
        Vice President—Finance, Treasurer and Secretary.

On the record date, Harrah's Operating Company owned 7,805,306 shares, or 63%, of the outstanding shares of JCC common stock. JCC's directors and executive officers who are not affiliated with Harrah's Operating Company, including their immediate family members and affiliated entities, owned 1,250,277 shares, or approximately 10%, of the outstanding shares of JCC common stock, or approximately 27% of the non-Harrah's Operating Company shares entitled to vote on the proposal to adopt and approve the merger agreement and the merger. This number does not include unexercised options to purchase JCC common stock. Mr. Debban, a director and an executive officer of JCC, has agreed to vote 302,433 shares, which constitutes all of the outstanding shares he beneficially owns, in favor of adopting and approving the merger agreement and the merger. Mr. Smart, who is also a director and executive officer of certain of JCC's subsidiaries, has agreed to vote 947,844 shares, which constitutes all of the outstanding shares he beneficially owns, in favor of adopting and approving the merger agreement and the merger.

A list of stockholders entitled to vote at the special meeting will be available for inspection at JCC's main office during regular business hours at least 10 days before the special meeting, as well as at the special meeting.

Required Vote

Under Delaware law, adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of all shares of JCC common stock outstanding on the record date. In addition, Harrah's Operating Company's obligation to consummate the transaction is conditioned upon JCC receiving the affirmative vote of a majority of the shares held by stockholders other than Harrah's Operating Company and its affiliates. While Harrah's Operating Company may waive the requirement that the merger agreement and the merger be approved by the holders of a majority of the non-Harrah's Operating Company shares, it does not presently intend to waive the requirement, so your vote is important. Mr. Debban, who beneficially owns 302,433 shares of JCC common stock, and Mr. Smart, who beneficially owns 947,844 shares of JCC common stock, representing a combined voting power of 27% of the non-Harrah's Operating Company shares of JCC common stock, have agreed to vote all of their shares in favor of approving the merger agreement and the merger. Any abstention or "broker non-vote" will have the same effect as a vote against approval of the merger agreement under this condition to closing of the merger.

Solicitation of Proxies

JCC will solicit proxies through the mails and has requested brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record by them. In addition to the solicitation of proxies by mail, JCC's directors, officers and regular employees may solicit proxies in person, by telephone or facsimile, but JCC will not pay them any additional compensation for doing this, except for reimbursement of reasonable out-of-pocket costs.

JCC will bear all costs and expenditures related to solicitation of proxies for the special meeting. Such costs and expenditures shall include fees for attorneys, accountants, public relations or financial advisors, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation. However, Harrah's Operating Company has agreed to share equally in the costs of filing, printing and mailing this proxy statement.

JCC has retained Georgeson Shareholder Communications, Inc. to assist in the solicitation of proxies, for which Georgeson Shareholder Communications will be paid a fee of $7,500 and reimbursed for their expenses to a maximum of $10,000.

THE PARTIES

JCC Holding Company

JCC is a Delaware corporation and is a casino and entertainment company. It owns a land-based casino entertainment facility in downtown New Orleans, Louisiana, which opened for business on October 28, 1999, at the foot of Canal and Poydras Streets on the site of New Orleans' former Rivergate convention center. Pursuant to a casino operating contract dated October 30, 1998 among Jazz Casino Company, L.L.C., which operates the casino, Harrah's Jazz Company (now dissolved) and the State of Louisiana, acting through the Louisiana Gaming Control Board, Jazz Casino Company, L.L.C. was granted the exclusive right to operate the only land-based casino in Orleans Parish, Louisiana.

JCC was incorporated on August 20, 1996, in anticipation of assuming the business formerly owned by Harrah's Jazz Company, which filed for bankruptcy in November 1995. JCC conducts business through its wholly-owned subsidiaries, Jazz Casino Company, L.L.C., a Louisiana limited liability company, JCC Development Company, L.L.C., a Louisiana limited liability company, JCC Canal Development, L.L.C., a Louisiana limited liability company, and JCC Fulton Development, L.L.C., a Louisiana limited liability company. JCC filed for bankruptcy protection in January 2001 and emerged in March 2001. JCC's common stock is traded on the Over-the-Counter Bulletin Board system under the symbol "JCHC." JCC's executive offices are located at One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana 70130, and its telephone number is (504) 533-6000. For additional information regarding JCC and its business, see "Where You Can Find More Information" in this proxy statement.

We include with this proxy statement copies of JCC's annual report for the fiscal year ended December 31, 2001 and JCC's quarterly report for the fiscal quarter ended June 30, 2002 as Appendices I and J respectively. These reports provide a detailed description of JCC's business, its financial condition and its results of operations for the periods covered.

Harrah's Operating Company, Inc.

Harrah's Operating Company is a Delaware corporation, with its principal executive offices located at One Harrah's Court, Las Vegas, Nevada 89119 (Telephone: (702) 407-6000). Harrah's Operating Company is a wholly-owned subsidiary of Harrah's Entertainment, which is a publicly traded company listed on the New York Stock Exchange under the symbol "HET." Harrah's Operating Company operates in more markets than any other casino company and operates 26 casinos in 13 states, including JCC's casino in New Orleans. Harrah's Operating Company's casino entertainment facilities include twelve land-based casinos, ten riverboat or dockside casinos, and four casinos on Indian reservations. Harrah's Operating Company currently owns 7,805,306 shares, approximately 63% of the outstanding shares of JCC common stock.

Satchmo Acquisition, Inc.

Satchmo was incorporated in Delaware in July 2002 by Harrah's Operating Company in contemplation of the proposed merger. Satchmo's principal executive offices are located at c/o Harrah's Operating Company, Inc. One Harrah's Court, Las Vegas, Nevada 89119 (Telephone: (702) 407-6000).

Harrah's Operating Company formed Satchmo for the sole purpose of affecting the merger and has agreed to enable it to pay the merger consideration to JCC's stockholders and any amounts due to holders of dissenting shares under Delaware law. Satchmo has not been engaged in any business activities other than those in connection with the merger. All of the outstanding capital stock of Satchmo is owned by Harrah's Operating Company. JCC will be merged with and into Satchmo, with JCC surviving as a wholly-owned subsidiary of Harrah's Operating Company following the merger.

Harrah's Entertainment, Inc.

Harrah's Entertainment, Inc. is a Delaware corporation, with its principal executive offices located at One Harrah's Court, Las Vegas, Nevada 89119 (Telephone (702) 407-6000). Harrah's Entertainment is a publicly traded company listed on the New York Stock Exchange under the symbol "HET." Through Harrah's Operating Company, Inc. a wholly owned subsidiary, and its subsidiaries, Harrah's Entertainment operates casinos in more markets in the United States than any other casino company. Harrah's Entertainment's principal asset is the stock of Harrah's Operating Company, which holds, directly or indirectly through subsidiaries, substantially all of the assets of Harrah's Entertainment's businesses.

Harrah's New Orleans Management Company

Harrah's New Orleans Management Company is a Nevada corporation, with its principal executive offices located at One Harrah's Court, Las Vegas, Nevada 89119 (Telephone (702) 407-6000). The Management Company is a wholly-owned subsidiary of Harrah's Operating Company. Pursuant to a casino management agreement with JCC, the Management Company manages JCC's casino entertainment facility and is responsible for marketing and operating the casino entertainment facility, providing accounting and budgeting services, maintaining and renovating the casino property, and hiring and supervising employees.

Executive Officers and Directors

The names and positions of the executive officers and directors of JCC, Harrah's Operating Company, Satchmo, Harrah's Entertainment and the Management Company are set forth in Appendix H.

No Violation

None of JCC, Harrah's Operating Company, Satchmo, Harrah's Entertainment or the Management Company or their respective officers or directors has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). In addition, none of JCC, Harrah's Operating Company, Satchmo, Harrah's Entertainment or the Management Company has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SPECIAL FACTORS

Background of the Merger

The current corporate and capital structure of JCC was created through a plan of reorganization under Chapter 11 of the United States Bankruptcy Code, which was approved by the bankruptcy court on March 29, 2001. The plan of reorganization extinguished JCC's then outstanding common stock and replaced JCC's then outstanding debt securities with new common stock and debt securities. Prior to JCC's bankruptcy reorganization, Harrah's Entertainment and it affiliates owned approximately 42.6% of the issued and outstanding stock in JCC. Under JCC's then-existing certificate of incorporation, the stock ownership of Harrah's Entertainment allowed it to elect three of the six directors, but certain actions of the board of directors could not be taken without the approval of a majority of both the non-Harrah's Entertainment-elected directors and the Harrah's Entertainment elected directors.

Upon emerging from bankruptcy on March 29, 2001, JCC issued 12,386,200 shares of a single class of common stock and $124.5 million of senior notes to its former creditors, including Harrah's Entertainment. All of JCC's then-existing stock was cancelled and all outstanding JCC indebtedness was eliminated, including stock held by and indebtedness owed to Harrah's Entertainment and its affiliates. In exchange for waivers of default under certain contracts, the extinguishment of claims and other considerations, Harrah's Operating Company was issued 6,069,238 shares of JCC common stock, resulting in Harrah's Operating Company's ownership of 49% of all issued and outstanding JCC common stock and $51.6 million in principal amount of the senior notes, or approximately 41% of the total outstanding principal amount.

JCC's current certificate of incorporation contains restrictions on Harrah's Entertainment's ability to influence JCC's corporate actions. The certificate of incorporation prohibits any action by stockholders, other than at a meeting of the stockholders. Further, special stockholders' meetings may only be called by the chairman or the president of JCC, with the agreement of a majority of members of the board of directors who were not nominated by Harrah's Entertainment, Harrah's Operating Company or Harrah's New Orleans Management Company (the "Non-Harrah's Nominated Directors"). JCC's certificate of incorporation also requires a majority of the Non-Harrah's Nominated Directors to approve certain transactions or agreements between Harrah's Entertainment or its affiliates and JCC.

Under JCC's current certificate of incorporation, following JCC's emergence from bankruptcy, the board of directors consisted of seven directors, four of whom were initially designated by JCC's creditors' committee and three of whom were initially designated by Harrah's Entertainment, Harrah's Operating Company and Harrah's New Orleans Management Company (the "Harrah's entities"). At the first annual meeting of stockholders after the bankruptcy, in 2002, the terms of one of the directors designated by the creditors' committee and one designated by the Harrah's entities expired. As further set forth below, JCC and the Harrah's entities have recently engaged in litigation regarding the number of directors that the Harrah's entities was entitled to nominate for the two board seats to be filled at the 2002 annual meeting of stockholders.

Since October 1998, Harrah's New Orleans Management Company, a subsidiary of Harrah's Operating Company (the "Management Company"), has managed the JCC casino pursuant to a casino management agreement. The Management Company is responsible for marketing and operation of JCC's casino, providing accounting and budgeting services, maintaining and renovating the casino property, and hiring and supervising employees. The casino management agreement was amended and restated in connection with JCC's bankruptcy reorganization to eliminate certain fees that the Management Company had previously been entitled to receive. The Non-Harrah's Entertainment Nominated Directors oversee the Management Company's performance. Despite their oversight role, the Non-Harrah's Entertainment Nominated Directors may only terminate the management agreement and replace the Management Company upon a breach of the management agreement or a failure to meet certain performance levels and if JCC replaces Harrah's Entertainment as JCC's revolving credit lender and guarantor of minimum payments to the State of Louisiana. The Non-Harrah's Nominated Directors believe it would be difficult to replace Harrah's Entertainment as a source of credit or as a guarantor of the required minimum payment to the State of Louisiana.

Disputes between Harrah's Entertainment and JCC over how the casino should be operated arose following JCC's emergence from bankruptcy in March 2001. Harrah's Entertainment, the Non-Harrah's Nominated Directors and JCC's management disagreed with respect to certain aspects of the strategic and business direction of JCC, including development plans for the casino buffet, a new restaurant and the second floor of the casino. Other disputes between JCC and Harrah's Entertainment resulted in the three lawsuits described more fully below.

On April 18, 2002, JCC sued Harrah's Entertainment Harrah's Operating Company and the Management Company in Louisiana civil district court alleging that the Management Company failed to adhere to the terms and conditions of the casino management agreement with respect to the marketing, advertising and promotion of the casino. JCC also alleged that Harrah's Entertainment diverted business from the JCC casino to other casinos wholly-owned by Harrah's Entertainment or by its affiliates. Harrah's Entertainment has disputed these claims. The dismissal of this lawsuit is a condition to the closing of the merger agreement and the transactions contemplated therein. See "—Litigation between JCC and Harrah's Entertainment's Affiliated Entities that will be dismissed in connection with the Merger."

On March 4, 2002 and March 7, 2002, JCC's compensation committee authorized employment agreements and stock option grants for Messrs. Debban and Smart. The recommendation of the compensation committee on each date was by a vote of two for and one abstaining. The member abstaining was nominated by the Harrah's entities. On April 22, 2002, Harrah's Entertainment filed a derivative action in Delaware Court of Chancery against JCC's Non-Harrah's Nominated Directors and JCC alleging self-dealing and a breach of fiduciary duty in connection with the compensation committee's authorization of Messrs. Debban and Smart's employment agreements and stock option grants. In that suit, Harrah's Entertainment sought to have the Court of Chancery declare the stock option grants invalid and to permanently enjoin the implementation of the employment agreements and stock option grants. JCC and the Non-Harrah's Nominated Directors have disputed these claims. If the merger is approved and it closes, this lawsuit will be settled pursuant to the separation agreements as described herein. See "—Interests of Certain Persons in the Merger" and "—Litigation between JCC and Harrah's Entertainment's Affiliated Entities that will be dismissed in connection with the Merger."

On March 4, 2002, Philip G. Satre, the Chairman and Chief Executive Officer of Harrah's Entertainment and then-Chairman of JCC, and Charles L. Atwood, the Chief Financial Officer of Harrah's Entertainment, met in Los Angeles, California with Paul D. Debban, a JCC director and the President of JCC. During the meeting, the parties discussed the financial performance of the JCC casino, and Mr. Atwood indicated that Harrah's Entertainment might be interested in acquiring the remaining equity interests in JCC that it did not own. Mr. Debban, without consulting the JCC board or an investment banker said that it was his view that the Harrah's entities should consider a transaction with JCC for between $17 and $20 per share. The discussions were preliminary in nature, and the participants did not discuss specific terms of any potential transaction.

Following the meeting with Messrs. Satre and Atwood, Mr. Debban arranged a conference call on March 4, 2002, for Mr. Debban, Preston Smart, Christopher Lowden and Rudy Cerone, four of the seven members of the board of directors and all of the Non-Harrah's Nominated Directors. During the telephonic meeting, Mr. Debban informed the participants that Harrah's Entertainment had expressed an interest in acquiring the equity interests in JCC that it did not own. The participants discussed Mr. Debban's conversations with Harrah's Entertainment and their duties as directors. The participants also discussed that, prior to any formal discussions between JCC and Harrah's Entertainment, the JCC board of directors should, with the advice of counsel, form an appropriate special committee of the board of directors. The participants also discussed that any such special committee should be delegated the authority to negotiate any proposed transaction with Harrah's Entertainment. The participants unanimously agreed to recommend the formation of a special committee to the full board of directors and the retention by that committee of its own legal counsel and financial advisor.

On March 5 and 6, 2002, Messrs. Debban and Atwood had several telephone conferences to further explore a possible transaction between JCC and Harrah's Entertainment. They were unable to reach a consensus on the price, structure or terms of any potential transaction.

At the March 20, 2002, meeting of the JCC board of directors, the JCC board of directors formally ratified the constitution of the Special Committee. The Special Committee was delegated the sole authority to discuss and negotiate potential transactions with Harrah's Entertainment. In addition, under JCC's certificate of incorporation and bylaws, any transaction with Harrah's Entertainment or its affiliates requires the approval of a majority of the non-Harrah's Entertainment nominated directors. The JCC board ratified the appointment of Messrs. Debban, Smart, Lowden and Cerone as members of the Special Committee and approved the recommendation by members of the Special Committee of Hunt & Ayres, LLP as legal counsel and Houlihan Lokey Howard & Zukin Capital as the financial advisor to the Special Committee. Mr. Smart and Mr. Debban recommended Hunt & Ayres based upon the firm's expertise in securities, corporate and merger and acquisition transactions and Mr. Smart's previous experience working with the firm. Houlihan Lokey was selected because of its expertise in the gaming industry and its extensive valuation expertise including providing fairness opinions to independent committees in connection with acquisition transactions. Mr. Debban also indicated that Houlihan Lokey had provided financial advisory services to the JCC bondholders and other unsecured creditors in the January 2001 bankruptcy, and that Houlihan Lokey had followed the financial performance of JCC since emerging from bankruptcy in March 2001. During the 2001 JCC bankruptcy proceedings, Mr. Debban was chairman of the bondholder's committee.

The Non-Harrah's Nominated Directors also voted to replace Mr. Satre as chairman with Mr. Debban during the March 20, 2002, meeting.

Harrah's Entertainment formally retained Bear Stearns & Co. as its financial advisor on April 29, 2002.

On May 8, 2002, Houlihan Lokey and Bear Stearns discussed a possible transaction between JCC and Harrah's Entertainment. Bear Stearns stated that Harrah's Entertainment was considering a transaction with a per share valuation of $8.50. Houlihan Lokey informed Bear Stearns that the representatives of the Special Committee were not currently interested in a transaction with Harrah's Entertainment at $8.50 per share. Houlihan Lokey indicated to Bear Stearns that it was Houlihan Lokey's understanding that, in earlier discussions between Mr. Debban and Mr. Atwood, that Mr. Debban had discussed, without prior consultation with the JCC board or an investment banker, that the Harrah's entities should consider a transaction with JCC between $17 and $20 per share. Houlihan Lokey indicated to Bear Stearns that the Special Committee was not willing to consider any transaction at a per share valuation of $8.50. Harrah's Entertainment later indicated to Bear Stearns, which subsequently related it to Houlihan Lokey, that it was not interested in pursuing a proposed transaction with JCC at a price higher than $8.50. The parties agreed to terminate discussions without further negotiations and without any agreement on terms, structure or price because of the wide divergence in views on valuation and the ongoing litigation between the parties.

The terms of two of the seven JCC directors were scheduled to expire on the date of JCC's 2002 annual meeting of stockholders, which was originally scheduled for April 25, 2002. In connection with JCC's 2002 annual meeting of stockholders, the Non-Harrah's Nominated Directors exercised their right under JCC's certificate of incorporation to nominate Mr. Cerone to stand for election. The Harrah's entities exercised their right under JCC's certificate of incorporation and nominated Mr. Satre to stand for election as a director. In addition, Harrah's Operating Company, in its capacity as a stockholder, nominated Dr. Teamer, who was not affiliated with the Harrah's entities, to stand for election as a director.

Because the JCC board of directors, believed that Harrah's Operating Company was not entitled to nominate a second director in its capacity as a stockholder in addition to its right under JCC's certificate of incorporation to nominate one director as a member of the Harrah's entities, JCC declined to recognize Harrah's Operating Company's nomination of Dr. Teamer. On March 15, 2002, Harrah's Entertainment and Harrah's Operating Company filed suit against JCC in the Court of Chancery of the State of Delaware seeking a declaratory and injunctive relief to compel JCC to allow the Harrah's entities to nominate Mr. Satre and Dr. Teamer as a single slate of directors to fill the two seats open for election at the 2002 annual meeting. Pursuant to a stipulation of the parties and order of the Court of Chancery, the 2002 annual meeting of stockholders was rescheduled to June 11, 2002, pending the outcome of the litigation.

On May 31, 2002, the Court of Chancery ruled in favor of Harrah's Entertainment and Harrah's Operating Company in the lawsuit filed on March 15, 2002, allowing Harrah's Operating Company to nominate both Mr. Satre and Dr. Teamer for election as a director at JCC's 2002 annual meeting of stockholders. JCC has appealed the Court of Chancery's decision. The appeal remains pending but will be dismissed if the proposed merger is completed. Because JCC had declined to list Dr. Teamer as a candidate in JCC's initial proxy statement that had been sent to the JCC stockholders, the Harrah's entities concluded that, with only 11 days until the stockholders' meeting, the Harrah's entities did not have enough time to solicit proxies through a proxy contest to elect Dr. Teamer as a director of JCC. Accordingly, on June 7, 2002, Harrah's Operating Company purchased the shares of JCC common stock held by Deutsche Bank Trust Company Americas at a price of $10.54 per share and received an irrevocable proxy to vote the shares at the 2002 annual meeting of stockholders. This purchase of JCC's common stock gave Harrah's Operating Company the vote necessary to elect Dr. Teamer as a JCC director at the 2002 annual meeting of stockholders.

On June 6, 2002, Mr. Debban, in his capacity as chairman of the JCC board of directors and on behalf of the board of directors, sent a notice to Messrs. Satre and Sanfilippo, two of the three directors nominated by the Harrah's entities, stating that each of Messrs. Satre and Sanfilippo were not qualified to sit as directors of JCC because they did not satisfy certain director qualification provisions in JCC's certificate of incorporation and bylaws.

On June 11, 2002, at JCC's 2002 annual meeting of stockholders, both Dr. Teamer and Mr. Satre were elected as directors of JCC. On June 14, 2002, Harrah's Entertainment sent a letter to JCC in which it indicated that, although it disagreed with the interpretation of JCC's certificate of incorporation set forth in Mr. Debban's letter dated June 6, 2002, Harrah's Entertainment had determined to appoint Messrs. Loveman and Brammell to fill the board seats previously held by Messrs. Satre and Sanfilippo, who had resigned from the board of directors to avoid additional litigation regarding their qualification as directors. Mr. Cerone remained on the JCC board of directors until July 2, 2002 when Dr. Teamer, who had then been found suitable by the Louisiana Gaming Control Board, filled his board position.

On June 18, 2002, legal counsel for Harrah's Entertainment and legal counsel for the Special Committee met in Las Vegas to discuss potential resolutions of the outstanding litigation and other disputes between the parties, including the possibility that Harrah's Entertainment would purchase the outstanding common stock of JCC that it did not own. The parties' respective legal counsel agreed to pursue a global settlement of the parties' outstanding litigation and other issues.

On June 24, 2002, the financial advisors for the Special Committee and Harrah's Entertainment discussed a potential transaction. Bear Stearns conveyed to Houlihan Lokey that Harrah's Entertainment might be interested in a transaction to purchase the shares of JCC common stock that it did not already own for $8.56 per share. The financial advisors discussed several factors relating to the financial condition of JCC and its value. Houlihan Lokey asserted that any transaction between JCC and Harrah's Entertainment would have to be comparable to other transactions in the gaming industry, which would be well in excess of $8.56 per share. Bear Stearns asserted that, since JCC has only one property, no attached hotel, higher than industry average operating costs, and large minimum payments to the State of Louisiana, JCC's value was less than other gaming companies of similar size and revenues. In response, Houlihan Lokey advocated a per-share price for JCC based on a multiple of EBITDA in excess of six. Houlihan Lokey suggested that the multiple of EBITDA should be applied to JCC management's 2002 budget forecasts. Bear Stearns asserted that for purposes of calculating a per share price from a multiple of EBITDA, the calculation of EBITDA must be discounted for estimates of cash flow from services which are planned but not yet built such as a hotel property, a new restaurant, limousine service and a remodeled buffet and must exclude extraordinary income figures produced by the 2002 Super Bowl that was held in New Orleans. In response, Houlihan Lokey advocated a multiple of projected EBITDA in excess of six and that EBITDA should not be discounted for the anticipated results for the restaurant, buffet and limousine service and rejected the suggestion that any revenue and resulting income from special events like the Super Bowl should be excluded given the constant stream of special events occurring in the New Orleans area.

On June 26, 2002, the Special Committee met telephonically. Houlihan Lokey indicated that Harrah's Entertainment, through Bear Stearns, had expressed an interest in acquiring all of the shares of JCC common stock that Harrah's Operating Company and its affiliates did not own for $8.56 per share. Houlihan Lokey told the Special Committee that, based upon Houlihan Lokey's preliminary analysis, Houlihan Lokey could not conclude that a price of $8.56 per share was fair JCC's public stockholders who were not affiliated with Harrah's Entertainment. Houlihan Lokey stated that, based on its preliminary analysis, a price should be at least $10.00 per share in cash to be considered fair. The Special Committee unanimously resolved that a price of $8.56 per share would not be fair to JCC's public stockholders who were not affiliated with Harrah's Entertainment. The Special Committee instructed Houlihan Lokey to continue negotiations to secure an acceptable price.

Houlihan Lokey's first preliminary draft report delivered on June 27, 2002, had a range of values for JCC common stock from $9.33 to $11.17 per share. Houlihan Lokey's first preliminary draft report contained the same methodology and analysis in all material respects as Houlihan Lokey's final report that is described in this proxy statement under the caption "—The Opinion of the Financial Advisor to the Special Committee." The first preliminary draft report delivered to the Special Committee on June 27, 2002 contained methodology and analysis which was different from the methodology and analysis included in the final report delivered to the special committee in the following respects:

- The first preliminary draft delivered to the Special Committee on June 27, 2002 included a multiple of earnings before interest and taxes ("EBIT Multiple") in the calculation of enterprise values for both the market multiple and transaction multiple methodologies. The elimination of the EBIT Multiple in the enterprise value calculations in the later drafts of the report raised the valuation on the market multiple methodology and lowered the valuation for the transaction multiple methodology and led to an overall increase in the enterprise value from operations.

- The first preliminary draft included a stock price comparison chart which was ultimately eliminated from the report because Houlihan Lokey believed that such analysis could be misleading due to the relatively illiquidity of the thinly traded JCC common stock.

- The market multiples methodology utilized lower multiples than those used in the later versions of the report. The increase in the market multiples led to a higher value of JCC operations in the later versions.

Houlihan Lokey does not believe that there are any material differences between the first preliminary draft report delivered on June 27, 2002 and the final report that is described in this proxy statement under the caption "—The Opinion of the Financial Advisor to the Special Committee."

On June 28, 2002, the Special Committee met telephonically, throughout the day, with multiple adjournments while awaiting additional information about the interest of the Harrah's entities in pursuing an acquisition of JCC. Before the first adjournment, Houlihan Lokey reported that it communicated to Bear Stearns that the Special Committee was not receptive to Harrah's Entertainment's indication of interest in a transaction that resulted in Harrah's Entertainment's acquisition of the remaining JCC common stock at $8.56 per share. When the Special Committee reconvened, Houlihan Lokey communicated Bear Stearns's request that the Special Committee suggest a per share price that would be acceptable to it. The Special Committee considered the price range of $9.33 to $11.17 per share contained in the first preliminary draft report provided to the Special Committee on June 27, 2002, and concluded that it would be able to recommend a price of $12.50 per share to the JCC board of directors.

During an adjournment of the meeting of the Special Committee on June 28, 2002, Houlihan Lokey discussed with Bear Stearns a per share valuation of $12.50. Houlihan Lokey and Bear Stearns continued their earlier discussions regarding their perspectives on JCC's current and projected earnings, the appropriate multiples to use in valuing JCC and the value of the excess tax depreciation. Bear Stearns ended the conversation with a proposal of $9.23 per share.

The Special Committee reconvened for the third time at mid-day on June 28. Houlihan Lokey reported that Bear Stearns had communicated that Harrah's Entertainment would consider a merger transaction at $9.23 per share in cash. By that time, each of the Special Committee members had read and had an opportunity to study Houlihan Lokey's initial preliminary draft report. Houlihan Lokey then reviewed the contents of the preliminary draft report in detail with the Special Committee. The Special Committee then unanimously directed Houlihan Lokey to inform Bear Stearns that the Special Committee would be willing to recommend a transaction to the JCC board of directors at a price of $12.25 per share in cash.

After the meeting, Houlihan Lokey conveyed to Bear Stearns the Special Committee's willingness to recommend a value of $12.25 per share in cash. Bear Stearns countered that it may be able to recommend, and Harrah's Entertainment might consider, a transaction at $10.00 per share.

When the Special Committee reconvened for the fourth time on June 28, Houlihan Lokey reported that Bear Stearns had indicated that Harrah's Entertainment might be willing to consider a transaction for $10.00 per share in cash. The Special Committee discussed a proposal that would include Harrah's Entertainment's common stock as well as cash. The Special Committee authorized Houlihan Lokey to discuss a proposal of $11.25 per share in cash or $10.54 in cash plus $1.00 of Harrah's Entertainment's registered common stock for each share of JCC common stock. Houlihan Lokey reported the values considered by the Special Committee to Bear Stearns, which rejected them and indicated Harrah's Entertainment might consider a price higher than $10.00 per share if the terms of a merger agreement were acceptable. Houlihan Lokey suggested that any transaction should be at a per share price in excess of $10.54, the amount paid to Deutsche Bank Trust Company Americas in connection with the contested election of Dr. Teamer at the 2002 annual meeting. Bear Stearns suggested that Harrah's Entertainment might consider an offer of $10.54 per share subject to customary due diligence and an acceptable merger agreement.

Despite the lack of agreement regarding significant terms of a potential transaction between Harrah's Entertainment and JCC including the price per share to be paid, on June 30, 2002, counsel to Harrah's Entertainment's delivered a draft form of merger agreement to counsel for the Special Committee. Shortly thereafter, counsel to Harrah's Entertainment's delivered to the personal legal counsel retained by each of Messrs. Debban and Smart a draft form of voting agreement, which provided for an agreement by each of Messrs. Debban and Smart to vote in favor of the proposed transaction and against alternative transactions. Harrah's Entertainment's legal counsel also delivered to legal counsel retained by each of Messrs. Debban and Smart a proposed form of separation agreement which provided that, in connection with the merger, each of Messrs. Debban and Smart would resign from their positions as officers and directors of JCC, settle disputes regarding stock option grants and agree to provide a general release to Harrah's Entertainment and JCC. See "—Interests of Certain Persons in the Merger."

Counsel for the Special Committee spoke to representatives of Harrah's Entertainment on July 1, 2002 and told them that the Special Committee had authorized a value of $11.25 in cash per share. The Harrah's Entertainment representatives responded that Harrah's Entertainment would not consider a transaction in excess of $10.54 per share, which was the price per share paid to Deutsche Bank Trust Company Americas in connection with acquiring voting control of JCC to elect Dr. Teamer as a JCC director at the 2002 annual meeting. On July 1, 2002, the Special Committee met telephonically with its legal counsel and its financial advisor. Houlihan Lokey reported that Harrah's Entertainment would not consider a transaction with consideration of $11.25 per share in cash or $10.54 per share in cash plus $1.00 of Harrah's Entertainment's registered common stock. Bear Stearns had indicated to Houlihan Lokey that Harrah's Entertainment might consider a higher price than $10.00 per share if the terms of a merger agreement were acceptable. Bear Stearns had then indicated to Houlihan Lokey that Harrah's Entertainment would consider an offer of $10.54 per share subject to due diligence and an acceptable merger agreement. Houlihan Lokey responded that no price should be contingent upon customary due diligence given the long relationship between JCC and Harrah's Entertainment-affiliated entities and the Management Company's management of JCC's casino.

During a telephonic meeting of the Special Committee on July 2, 2002, the Special Committee reviewed the terms of a second preliminary draft report from Houlihan Lokey, which had been delivered to the members of the Special Committee prior to the meeting. Houlihan Lokey briefed the members of the Special Committee about the details of the second preliminary draft report, and reported that, although the report was still preliminary and a draft, the per share value of the JCC common stock was in a range from $9.98 to 12.56 in the second preliminary draft report. However, Houlihan Lokey had performed additional analysis that led it to believe the values were likely to be $10.15 to $12.80 per share in their final report although the analysis was not complete. Houlihan Lokey discussed the valuation methodologies employed and answered questions of the committee members.

Houlihan Lokey's second preliminary draft report that it discussed at the July 2, 2002 meeting of the Special Committee contained substantially the same methodology and analysis as Houlihan Lokey's final report that is described in this proxy statement under the caption, "—The Opinion of the Financial Advisor to the Special Committee." The second preliminary draft report discussed at the July 2, 2002 meeting of the Special Committee contains methodology and analysis which was different from the methodology and analysis included in the final report delivered to the special committee in the following respects:

- Revisions were made to the relevant weighting of the indicated enterprise values generated by the market multiple and transaction multiple analysis. In the prior version of the report, the relevant weighting of indicated enterprise value from these two methodologies was focused on last twelve month financial information, but after a review of operating results for June 2002, Houlihan Lokey decided to apply equal weighting for indicated enterprise values. The change did not affect the range of enterprise valuations.

- JCC's tax rate being applied for the valuation analysis was lowered from 40% to 35% as a result of acquiring updated information from JCC.

- The valuation of the excess of tax depreciation over book depreciation was revised in the second draft of the report. Rather than valuing such excess solely from the buyer's position, Houlihan Lokey valued such excess at the mid-point of the valuation from the buyer's position and the valuation from the seller's position. This revision had the effect of reducing the mid-point valuation used in Houlihan Lokey's conclusions by $3.0 million.

Houlihan Lokey does not believe that the items set out above represent material differences between the first preliminary draft report discussed at the July 2, 2002 meeting of the Special Committee or the final report that is described in this proxy statement under the caption "—The Opinion of the Financial Advisor to the Special Committee."

The Special Committee discussed the possibility that $10.00 per share in cash might be Harrah's Entertainment's final price. Houlihan Lokey reported that, based on its analyses to date, any cash price above $10.15 per share would be fair for the JCC common stock to the JCC public stockholders who were not affiliated with Harrah's Entertainment. The Special Committee discussed the details of the Houlihan Lokey report and the status of the negotiations with Harrah's Entertainment. The Special Committee then unanimously determined, contingent upon receipt and review of the final Houlihan Lokey report, that if Harrah's Entertainment were to make an offer for $10.54 per share, a price that Bear Stearns had indicated that Harrah's Entertainment might be willing to pay, such per share price would be fair consideration. During the meeting, Houlihan Lokey received a separate telephone call from Bear Stearns during which Bear Stearns indicated that Harrah's Entertainment would consider a cash price of $10.54 pending negotiation of the transaction documents and due diligence. After Houlihan Lokey reported its conversation with Bear Stearns, the Special Committee unanimously resolved to commence negotiating the transaction documents delivered by Harrah's Entertainment's counsel. At this time, the Special Committee considered the range of values previously discussed and recognized that, since the previous price was determined in May of 2002, Harrah's Entertainment had increased its ownership to approximately 63% of the equity of JCC and had nominated a majority of the directors of JCC.

Mr. Cerone participated in all the meetings of the Special Committee from the time the Special Committee was constituted through July 2, 2002. Mr. Cerone resigned from the Special Committee after its meeting on July 2, 2002 because his replacement on the JCC board of directors, Dr. Teamer, had been found suitable by the Louisiana Gaming Control Board to serve as a director. Dr. Teamer did not replace Mr. Cerone on the Special Committee, which continued to operate with Messrs. Debban, Smart and Lowden.

Counsel for the Special Committee spoke with representatives of Harrah's Entertainment on July 2, 2002 to reiterate that the Special Committee felt that it could recommend a value of $11.25 per share. Harrah's Entertainment's representatives responded that Harrah's Entertainment would not consider a value per share greater than $10.54, which they had previously stated to be acceptable.

The parties discussed the possibility that Harrah's Operating Company might acquire all of the issued and outstanding shares of JCC pursuant to a tender offer instead of a negotiated merger transaction. Harrah's Operating Company explained that it was reluctant to pursue a tender offer because it was not certain that it would be able to acquire the 90% of the outstanding shares of JCC common stock that would permit it to do a short form merger. A short form merger would permit Harrah's Operating Company to acquire the remaining shares of JCC common stock that had not been tendered without a special meeting of stockholders. However, since JCC has relatively few stockholders, a small handful might have the ability to prevent Harrah's Operating Company from acquiring 90% of the outstanding shares of JCC common stock (and, thereby, being able to pursue a short form merger). Harrah's Operating Company was unwilling to assume the risk of not acquiring all of the shares of JCC common stock after an expensive and time-consuming tender offer.

From July 1, 2002 through July 30, 2002, representatives and legal advisors of Harrah's Entertainment and the Special Committee engaged in negotiations regarding the merger agreement.

During the preparation of revisions to the draft merger agreement, counsel for the Special Committee addressed the following concerns with Harrah's Entertainment's counsel:

- That the merger should be approved by the affirmative vote of the holders of a majority of the shares held by the stockholders other than Harrah's Operating Company and its affiliates and Messrs. Debban and Smart (a "majority of the minority");

- That JCC's board of directors should be permitted, pending consummation of the merger, to discuss and obtain information regarding other potential acquisition proposals, and, if the board determines it appropriate, to modify or withdraw its recommendation of the merger;

- That all of the non-Harrah's Entertainment nominated directors should be required to approve the transaction;

- That JCC was making representations and warranties of matters within the control of the Management Company or within the knowledge of Harrah's Entertainment and its affiliates;

- That JCC should receive relief from the termination fee if the approvals required by governmental agencies and third parties, the required stockholder vote and the delivery of an opinion by the financial advisor were not obtained through no fault of JCC;

- That the restrictions on the JCC's conduct pending the consummation of the merger as contained in the draft agreement were unduly burdensome and diminished JCC's ability to operate pending consummation of the merger; and

- That Harrah's Entertainment's representations and warranties were not as expansive as those required of JCC.

On July 15, 2002, the Special Committee discussed the status of revisions to the draft merger agreement. Mr. Cerone was then no longer a director of JCC or a member of the Special Committee. Counsel for Harrah's Entertainment and the Special Committee negotiated changes to the merger agreement, including altering some of the representations and warranties and reducing the termination fee to $8 million.

Counsel for the Special Committee and Harrah's Entertainment continued negotiations regarding the Special Committee's concerns regarding the merger agreement.

The final draft of the merger agreement incorporates the following negotiated changes:

- That Harrah's Entertainment obligation to close is conditioned upon the affirmative vote of the holders of a majority of shares not held by Harrah's Entertainment and its affiliates to approve the merger;

- That the board is permitted, pending shareholder approval, to provide information to another who proposes to acquire JCC for a price per share of at least 115% of the merger consideration ($10.54 per share) but must notify Harrah's Entertainment of the proposal;

- That JCC is relieved of making certain representations and warranties that relate to matters within the control of the Management Company or are disclosed in JCC's SEC filings;

- That if the Merger Agreement is terminated by Harrah's Entertainment because of a JCC breach that has a material adverse effect and is not cured after notice or because the Board fails to support the merger with Harrah's Entertainment (specifically, the Board (including all of the non-Harrah's Entertainment nominated and non-Harrah's Entertainment affiliated directors) withdraws its recommendation of the merger, recommends a different acquisition transaction, fails to recommend a vote against a tender offer from another, fails to call the stockholders meeting to vote on the merger with Harrah's Entertainment) or 10% of JCC's shares are purchased by third party, Harrah's Entertainment is entitled to a termination fee of an amount equal to $1.5 million to cover its expenses and an additional fee of $3.5 million if the termination results from certain circumstances (an uncured breach of a covenant or agreement by JCC that has a material adverse effect or the failure of the Board to support the merger) and JCC enters into a definitive acquisition agreement with another person or consummates an acquisition transaction within twelve months of the termination;

- That JCC and Harrah's Entertainment cooperate to resolve issues that arise from restrictions on JCC's conduct in the ordinary course and that Harrah's Entertainment New Orleans Management Company continue to operate the casino in accordance with the Management Agreement.

On July 3, 2002, Harrah's Entertainment delivered a letter to legal counsel for the Special Committee informing the Special Committee that Harrah's Entertainment and its affiliates had no current intention of selling their shares of JCC common stock.

On July 15, 2002, the Special Committee received an update from its counsel on the status of negotiations concerning the merger agreement. Several negotiating sessions between counsel for the Special Committee and Harrah's Entertainment followed.

On July 26, 2002, counsel to Messrs. Debban and Smart engaged in negotiations regarding the separation and voting agreements with counsel to Harrah's Entertainment. With respect to the separation agreements, counsel to Messrs. Debban and Smart communicated his concerns regarding the timing of the termination of their employment in addition to the timing of the payment of the severance benefits. With respect to the voting agreements, counsel to Messrs. Debban and Smart communicated his concerns regarding a provision contained in the initial draft of the voting agreement that provided Harrah's Operating Company with an option to purchase the shares of JCC common stock held by each of Messrs. Debban and Smart in the event that the merger was not completed.

On July 28, 2002, counsel to Messrs. Debban and Smart engaged in further negotiations regarding the voting and separation agreements with counsel to Harrah's Entertainment. Later that day, counsel to Harrah's Entertainment delivered revised versions of the separation agreements which provided that each of Messrs. Debban and Smart would resign from their positions as officers and directors of JCC at the effective time of the merger rather than at the time of execution of the separation agreements and provided that the severance payments would be paid upon such resignation rather than over a two year period following such resignation. In addition, counsel to Harrah's Entertainment delivered revised voting agreements which eliminated the provision that would grant Harrah's Entertainment an option to purchase the shares of JCC common stock owned by Messrs. Debban and Smart in the event that the merger was not completed. Counsel to Messrs. Debban and Smart and counsel to Harrah's Entertainment agreed that with the proposed revisions, the documents were in a form that the respective parties would agree to sign.

On July 28, 2002, the Special Committee met to review the revised draft merger agreement. The Special Committee determined that it would recommend to the JCC board of directors that JCC should proceed with the transaction in accordance with the terms of the revised merger agreement if Harrah's Entertainment offered a fair price. Harrah's Entertainment then offered to acquire, for cash through a merger with JCC under the terms of the draft merger agreement, the shares of JCC that Harrah's Entertainment and its affiliates did not already own for $10.54 per share.

On July 29, 2002, the Special Committee met in JCC's executive offices in New Orleans, with Mr. Smart participating by telephone. At this meeting, Houlihan Lokey delivered its oral opinion, subsequently confirmed in writing and subject to the conditions and qualifications set forth therein, that the cash merger consideration of $10.54 per share was fair, from a financial point of view, to the JCC stockholders who are not affiliated with Harrah's Operating Company. The Special Committee then recommended that the JCC board of directors accept Harrah's Entertainment's offer of $10.54 per share and the terms of the transaction as set forth in the proposed merger agreement.

Immediately following the meeting of the Special Committee, the JCC board of directors met. All of the directors, including Messrs. Brammell, Loveman, Williams and Dr. Teamer, participated in the meeting. Also present in person or by telephone were counsel to JCC, including its Delaware counsel, counsel to the Special Committee, counsel to Harrah's Entertainment and Houlihan Lokey. Houlihan Lokey circulated its final report and explained the methodologies used to value JCC shares. Houlihan Lokey rendered its oral opinion, subsequently confirmed in writing and subject to the conditions and qualifications set forth therein, that the cash merger consideration of $10.54 per share was fair, from a financial point of view, to the JCC stockholders who are not affiliated with Harrah's Operating Company. Houlihan Lokey answered questions from the JCC directors. Counsel for the Special Committee then described the terms of the merger agreement and answered questions. Counsel for JCC explained the directors' fiduciary duties and answered questions asked by the JCC directors. See "—The Opinion of the Financial Advisor to the Special Committee."

The advisors then left the room and a discussion regarding the merger ensued. The meeting was adjourned without action on the merger. In particular, the directors discussed whether the proposed merger price was fair, given the presentation the directors had just received from Houlihan Lokey, and whether the terms of the proposed merger agreement were appropriate, given the presentation of counsel to the Special Committee. The directors decided not to approve the proposed transactions at that time, but rather to spend the evening reviewing the written materials, including a draft of the final merger agreement, which they had received in preparation for the July 29th board meeting.

The next evening, July 30, 2002, the JCC board of directors reconvened. Each member of the board of directors, counsel to JCC, counsel to the Special Committee and Houlihan Lokey attended the meeting, some telephonically and some in person. A short discussion regarding the general terms of the potential merger ensued, in which the directors focused on the fairness of the merger price and whether the merger was in the best interests of the stockholders of JCC. Each director was asked to pose any questions or concerns that should be addressed prior to a formal vote. Following this discussion, the board unanimously adopted and approved the merger of a subsidiary of Harrah's Entertainment with JCC, whereby JCC stockholders (other than those affiliated with Harrah's Entertainment) would receive $10.54 cash, without interest, for each share that they own and the other terms contained in the merger agreement, unanimously declared the merger agreement advisable and unanimously determined that the merger agreement and the merger were fair to and in the best interests of JCC and its stockholders other than Harrah's Entertainment and its affiliates. The JCC board of directors also unanimously approved the separation agreements between JCC and Messrs. Debban and Smart, with Messrs. Debban and Smart abstaining from this vote.

The parties executed the merger agreement, the voting agreements and the separation agreements on the evening of July 30, 2002.

On July 31, 2002, Harrah's Entertainment and JCC issued a joint press release announcing the execution of the merger agreement.

JCC's Reasons for the Merger and Board of Directors' Recommendation; Fairness of the Merger

The Special Committee, which is composed solely of directors who are not officers, directors or employees of Harrah's Entertainment or Harrah's Operating Company, and the entire board of directors of JCC have each unanimously determined that the merger is fair to and in the best interests of JCC and JCC's stockholders who are not affiliated with Harrah's Operating Company, and recommended approval of the merger agreement. The following are the material factors the Special Committee and the JCC board of directors considered in reaching their conclusion:

- Under the terms of JCC's certificate of incorporation, any merger transaction between Harrah's Operating Company and JCC would have to be approved by a majority of the JCC directors who were not nominated by or affiliated with Harrah's Operating Company.

- During the course of negotiations, Harrah's Operating Company informed the Special Committee that it has no intention of selling, transferring or disposing of any of the shares of JCC common stock that it owns. If Harrah's Operating Company, the owner of 63% of JCC common stock, refuses to sell its shares, a sale of the entire company to any third party is impossible.

- The fact that JCC lost the lawsuit filed by Harrah's Operating Company and Harrah's Entertainment in the Delaware Chancery Court regarding Harrah's Operating Company's right to nominate a director in its capacity as a stockholder in addition to its right to nominate a director under JCC's certificate of incorporation. Harrah's Operating Company and its affiliates nominated and elected two directors at JCC's 2002 annual meeting, as a result of which a majority of the entire board of directors of JCC is (and absent a successful appeal will remain) affiliated with or nominated by Harrah's Operating Company or its affiliates. Given this judicial outcome, the Special Committee and the JCC board felt that the merger was timely.

- The fact that Harrah's Operating Company had acquired control of JCC through the purchase of a block of shares from Deutsche Bank Trust Company Americas, and Harrah's Operating Company owns casinos in other markets, including the Lake Charles and Shreveport markets that compete directly with JCC. The ownership of a majority of the shares of JCC common stock by a potential competitor could be a factor in lowering the value of JCC's remaining shares and the public trading price for those shares.

- The fact that Harrah's Operating Company paid $10.54 per share to Deutsche Bank Trust Company Americas for 1,734,068 shares of JCC common stock, which increased Harrah's Operating Company's ownership from approximately 49% to 63%, thereby giving Harrah's Operating Company a majority of all outstanding shares of JCC common stock, and the Special Committee's conclusion that $10.54 per share represented the payment of a control premium.

- The cash price of $10.54 per share to be paid in the merger, including the fact that such amount represents a premium of 368% over the market price for JCC shares on March 4, 2002 (the date that Harrah's Entertainment initially expressed its interest in acquiring the shares of JCC common stock not already owned by Harrah's Operating Company), 88% over the average closing market price of JCC's shares for the ninety trading days preceding July 29, 2002 (the day before the announcement of the execution of the merger agreement), and approximately 17% over the closing market price on July 29, 2002.

- The delivery to the Special Committee of the opinion of Houlihan Lokey, its independent financial advisor, to the effect that the cash merger consideration of $10.54 per share in exchange for outstanding shares of JCC common stock is fair, from a financial point of view, to JCC's stockholders who are not affiliated with Harrah's Operating Company. With respect to comparison of proposed transaction with historical stock price performance and selected publicly traded companies, and analysis of selected mergers and acquisitions, the Special Committee and the JCC board of directors reviewed the analysis of Houlihan Lokey and expressly adopted that analysis, which is summarized below under the caption "SPECIAL FACTORS—The Opinion of the Financial Advisor to the Special Committee."

- The current and prospective business environment in which JCC operates, including: economic, market, regulatory and competitive conditions; the benefits, costs and risks inherent in JCC's strategic plan, which contemplates growth through increasing its entertainment and restaurant facilities; the risk of an entertainment company dependent on a single market and region from which to draw customers; existing and potential increased competition from other companies offering similar entertainment opportunities, and the prospect of substantially larger, better financed companies entering JCC's markets; and the risks of changes to the regulations governing JCC.

- JCC's strategic alternatives, including remaining a separate company while continuing to explore a merger or joint venture transaction with another party, and the significant challenges that JCC would face as an independent company if it did not proceed with the proposed merger, including the effect of unpredictable and volatile equity and debt markets on its ability to raise capital.

- The fact that the proposed merger is not subject to any condition that Harrah's Operating Company obtain financing to be able to pay the merger consideration.

- The business reputation and financial resources of Harrah's Operating Company and Harrah's Entertainment and the strong track record of Harrah's Entertainment and Harrah's Operating Company in completing transactions similar to the merger, including transactions in the gaming industry, supported the Special Committee's determination that Harrah's Operating Company has the ability to complete the merger in a timely manner.

- The other terms of the merger agreement, including the parties' representations, warranties, and covenants, and the conditions to their respective obligations. The Special Committee concluded that these terms provide a high degree of certainty that the merger can be completed, particularly in light of Harrah's Operating Company's ability to terminate the merger agreement only in limited circumstances.

- The fact that JCC common stock is currently quoted on the Over-the-Counter Bulletin Board and the relative lack of liquidity of JCC common stock.

- The fact that JCC has never paid any dividends on its common stock and, in view of the covenants contained in JCC's long-term debt agreement, it was not likely that its stockholders would receive any dividends in the foreseeable future.

The Special Committee and the JCC board of directors also considered the following factors, among others, relating to the procedures involved in the negotiation of the merger:

- JCC's board of directors established the Special Committee to consider and negotiate the merger agreement, and the Special Committee, which is composed solely of directors who are not officers, directors or employees of Harrah's Entertainment or Harrah's Operating Company, was given exclusive authority to, among other things, evaluate, negotiate and recommend the terms of any proposed transaction to the board of directors. Furthermore, JCC's board of directors had determined that it would not approve any transaction that was not recommended by the Special Committee.

- The Special Committee retained and received advice from its own legal counsel and financial advisor in evaluating, negotiating and recommending the terms of the merger agreement.

- JCC's stockholders have the right to demand appraisal of their shares in accordance with the procedures established by Delaware law. See "DISSENTERS' AND APPRAISAL RIGHTS."

The Special Committee also considered a variety of risks and other potentially negative factors concerning the merger but determined that these factors were outweighed by the benefits of the factors supporting the merger. These negative factors included the following:

- The Special Committee and JCC's board approved the merger agreement despite the fact that Harrah's Operating Company insisted upon a $3.5 million fee to be paid by JCC to Harrah's Operating Company if the merger did not close for certain reasons and JCC entered into another, similar transaction within 12 months, because the Special Committee and the board considered that, in view of the majority ownership of JCC by Harrah's Operating Company, the existence of the Management Agreement and various other factors, a competitive offer to the merger was not likely to be made.

- Certain terms and conditions set forth in the merger agreement, required by Harrah's Operating Company as a prerequisite to entering into the merger agreement, prohibit JCC and its representatives from soliciting third-party bids and from accepting third-party bids except in specified circumstances See "THE MERGER AGREEMENT".

- Certain directors of JCC have relationships with Harrah's Operating Company that may be viewed as conflicts of interest and other directors and executive officers have interests in the merger that are in addition to or different from those of JCC common stockholders, generally see "—Interests of Certain Persons in the Merger".

- The merger agreement includes a provision that Harrah's Operating Company's obligations to complete the transactions contemplated by the merger agreement are conditioned upon the receipt of the vote and approval of a majority of the stockholders who are not affiliated with Harrah's Operating Company. Notwithstanding the fact that this condition is waivable by Harrah's Operating Company, the Special Committee believes that the merger is procedurally fair to JCC's stockholders who are not affiliated with Harrah's Operating Company.

- Following the merger, JCC will be a privately held company, and its current stockholders will cease to participate in any future earnings, losses, growth or decline in value of JCC.

After considering these factors, the Special Committee concluded that the positive factors relating to the merger outweighed the negative factors. Because of the variety of factors considered, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the specific factors considered in reaching its determination. However, individual members of the Special Committee may have assigned different weights to various factors. The determination of the Special Committee was made after consideration of all of the factors together.

While the JCC board of directors was aware that the merger price was in excess of the current and historical market prices for JCC common stock, the board did not place great weight on this fact for purposes of determining the fairness of the merger price and recognized that the merger provided immediate liquidity to the stockholders. The board is aware that JCC stock is relatively thinly traded, so the market price may not be the best indication of the value of the stock. Likewise, the board of directors did not place great weight on the net book value per share, the going concern value of JCC or the liquidation value of JCC, because Harrah's Operating Company held a sufficient stock interest to block any attempt to liquidate the company or engage in a transaction that would involve capturing the net book value or the going concern value of JCC. Harrah's Operating Company had informed the Special Committee that Harrah's Operating Company did not intend to vote its controlling interest in favor of any acquisition transaction with a third party, or to sell its interest in JCC.

The JCC board of directors gave the greatest weight to two factors in assessing the fairness of the merger price. First, the JCC board gave substantial weight to the analysis and conclusions of Houlihan Lokey. Second, the JCC board gave weight to the fact that Harrah's Operating Company paid $10.54 per share to Deutsche Bank Trust Company Americas for a block of JCC common stock that effectively gave Harrah's Operating Company voting control of the company. The JCC board believed that Deutsche Bank Trust Company Americas was motivated to get the highest price possible for its block, and to take advantage of the fact that the sale of this block transferred voting control of JCC, and accordingly could command some premium.

The JCC board and Special Committee also considered JCC's current and prospective business environment. In their analysis they considered JCC's on going and increasing regional and national competition, noting particularly that, because JCC had no attached hotel, it was at a competitive disadvantage to some of its regional competitors. Further, the board and Special Committee also considered the possibility that race tracks in Bossier and St. Landry Parishes may soon be able to operate slot machines following the race track in Calcasieu Parishes, which started operating slot machines on February 13, 2002. JCC's Special Committee and board considered that the introduction of slot machines in St. Landry and Bossier Parishes might have the effect of an incremental loss of business. The Special Committee and the board further noted that bills had been introduced in prior sessions of the Louisiana legislature to grant authority to the New Orleans Parish race track to operate slot machines. While those bills had failed in the past, the New Orleans race track might be granted the ability to operate slot machines in the future. The Special Committee and board also noted that an additional riverboat gaming operation had been authorized on October 16, 2001, for Lake Charles and, while those operations were still in the planning stages, an additional riverboat casino might have the effect of further increasing regional competition. Their review of the current and prospective business environment, the likelihood of increased future competition led the Special Committee and the board to believe that continuing to operate as a stand alone business might not offer the same opportunity for value to the stockholders as the merger does.

The JCC board of directors did not consider any alternative acquisition transaction with a party other than Harrah's Operating Company, because JCC had received no offers or indications of interest from other gaming companies or financial investors, and because Harrah's Operating Company had the voting power to block any such transaction, which the board believed substantially diminished the likelihood of any such alternative transaction being proposed. During the course of the negotiations, the Special Committee received indications from Harrah's Operating Company that it would not sell its position in JCC.

JCC's board of directors believes that the transaction is procedurally fair because it was approved unanimously by those JCC directors (Messrs. Lowden and Teamer) who are neither JCC employees nor affiliates of Harrah's Operating Company's. Furthermore, JCC's board of directors believe that the Special Committee that negotiated the terms of the merger with Harrah's Operating Company were represented by independent counsel and financial advisors, each of which were qualified to represent the interests of the non-Harrah's stockholders. The board of directors is aware that Mr. Debban and Mr. Smart, who led the activities of the Special Committee, are officers of JCC. However, the board has also noted that Mr. Debban and Mr. Smart engaged their own separate counsel to negotiate on their behalf with Harrah's Operating Company the terms of their Separation Agreements and Voting Agreements. Finally, although the transaction is not structured to require the approval of the shares of JCC common stock not held by Harrah's Operating Company or its affiliates, such approval is a condition to Harrah's Operating Company's obligation to complete the merger. Harrah's Operating Company has indicated that it does not currently intend to waive this condition.

The JCC board of directors believes that the merger agreement and the proposed merger are substantively and procedurally fair to JCC and JCC's stockholders who are not affiliated with Harrah's Operating Company for all of the reasons and factors described above, even though no disinterested representative was retained to act solely on behalf of the stockholders who are not affiliated with Harrah's Operating Company. The JCC board of directors voted unanimously to adopt and approve the merger agreement and the merger.

THEREFORE, THE JCC BOARD OF DIRECTORS, BASED IN PART ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE OPINION OF HOULIHAN LOKEY, RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

Position of the Harrah's Entities as to the Fairness of the Merger

The following sections of this proxy statement related to the reasons of the Harrah's entities for proposing the merger agreement and the positions of the Harrah's entities on the merger agreement were provided to JCC by the Harrah's entities, and are included in this proxy statement in satisfaction of the rules of the Securities and Exchange Commission.

For purposes of the discussion under this heading "Special Factors—Reasons of Harrah's Entertainment, Harrah's Operating Company, Harrah's New Orleans Management Company and Satchmo for the Merger; Position of Harrah's Entertainment, Harrah's Operating Company, Harrah's New Orleans Management Company and Satchmo as to the Fairness of the Merger," Harrah's Entertainment, Harrah's Operating Company, Harrah's New Orleans Management Company and Satchmo are collectively referred to as the "Harrah's entities".

The Harrah's entities purpose for engaging in the transactions contemplated by the merger agreement is for Harrah's Operating Company to acquire 100% ownership of JCC in a transaction in which the holders of JCC common stock (other than Harrah's Operating Company) would be entitled to have their equity interest in JCC extinguished in exchange for cash in the amount of $10.54 per share without interest. The Harrah's entities considered the lack of liquidity of JCC common stock and believe that this transaction provides liquidity to JCC's stockholders who are unaffiliated with Harrah's Operating Company. The determination to proceed with the acquisition at this time would also, in the view of Harrah's Operating Company, afford JCC's stockholders who are unaffiliated with the Harrah's entities an opportunity to dispose of their shares at a premium over the market prices that prevailed prior to the date on which JCC announced the execution of the merger agreement. In addition, the Harrah's entities noted that causing JCC to be closely held, and therefore no longer required to file periodic reports with the SEC, would reduce costs associated with JCC's obligations and reporting requirements under the securities laws, which the Harrah's entities anticipate could result in considerable savings. See "—Certain Effects of the Merger."

The Harrah's entities have not received advice from Houlihan Lokey as to the fairness of the merger agreement and the merger. Based on their beliefs regarding the reasonableness of the conclusions of and analyses of the Special Committee and JCC's board of directors, the Harrah's entities concur with, and expressly adopt, the conclusions and analyses of the Special Committee and JCC's board of directors described above concerning the fairness of the merger to stockholders unaffiliated with Harrah's Operating Company. Based on the factors considered by the Special Committee and the JCC board of directors, including, in particular, the following material factors, the Harrah's entities believe that the merger agreement and the $10.54 per share cash merger consideration is fair from a financial point of view to JCC's stockholders who are not affiliated with Harrah's Operating Company:

- Harrah's Operating Company has no intention of selling, transferring or disposing of any of its shares of JCC common stock;

- the cash price of $10.54 per share to be paid in the merger, including the fact that such amount represents a premium of 368% over the market price for JCC shares on March 4, 2002 (the date that Harrah's Entertainment initially expressed its interest in acquiring the shares of JCC common stock not already owned by Harrah's Operating Company), 88% over the average closing market price of JCC's shares for the ninety trading days preceding July 29, 2002 (the day before the announcement of the execution of the merger agreement), and approximately 17% over the closing market price on July 29, 2002;

- the opportunity that the merger will afford JCC's stockholders who are unaffiliated with Harrah's Operating Company to dispose of all of their common stock for cash in light of the relatively thin trading market and lack of liquidity of JCC common stock;

- the fact that the consideration to be received by JCC's stockholders (other than Harrah's Entertainment and its affiliates) in the merger would consist entirely of cash, eliminating any uncertainties in valuing the merger consideration to be received by JCC's stockholders;

- without adopting the opinion, the fact that the Special Committee received a written opinion of its financial advisor as to the fairness, from a financial point of view, of the merger agreement, including the $10.54 per share merger consideration, to JCC's stockholders who are unaffiliated with Harrah's Operating Company;

- the terms and conditions of the merger agreement, including the amount and the form of consideration to be paid, the parties' mutual representations, warranties and covenants and the conditions to their respective obligations and the absence of any future obligations of JCC's stockholders; and

- the unanimous recommendation of the Special Committee and the recommendation of the JCC board of directors (based on the unanimous vote of the entire board of directors).

In addition, the Harrah's entities considered the various risks and potentially negative factors concerning the merger including the potential conflicts of interest of the members of the Special Committee and the other factors considered by the Special Committee and JCC's board of directors described above, but determined that these factors were outweighed by the benefits of the factors supporting the merger. These negative factors included the following:

- Certain directors of JCC have relationships with Harrah's Operating Company that may be viewed as conflicts of interest and other directors and executive officers have interests in the merger that are in addition to or different from those of JCC common stockholders, generally see "—Interests of Certain Persons in the Merger".

- Certain terms and conditions set forth in the merger agreement prohibit JCC and its representatives from soliciting third-party bids and from accepting third-party bids except in specified circumstances and require JCC to pay a termination fee of $3.5 million if the merger is not completed for certain reasons. See "THE MERGER AGREEMENT".

- Harrah's Operating Company's ability to waive the condition in the merger agreement that the merger must be adopted and approved by a majority of the stockholders who are not affiliated with Harrah's Operating Company. Notwithstanding Harrah's Operating Company's ability to waive this condition, the Harrah's entities discussed that Harrah's Operating Company did not have a current intention to waive such condition.

- Following the merger, JCC will be a privately held company, and its current stockholders will cease to participate in any future earnings, losses, growth or decline in value of JCC.

After considering these factors, the Harrah's entities concluded that the positive factors relating to the merger outweighed the negative factors. Because of the variety of factors considered, the Harrah's entities did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the specific factors considered in reaching its determination. The determination of the Harrah's entities was made after consideration of all of the factors together.

The Harrah's entities did not rely on any report, opinion or appraisal in determining the fairness of the transaction to JCC's stockholders who are unaffiliated with Harrah's Operating Company.

The Harrah's entities believe that the merger is procedurally fair to JCC stockholders who are unaffiliated with Harrah's Operating Company, because, among other things:

- Under the terms of JCC's certificate of incorporation, any merger transaction between Harrah's Operating Company and JCC would have to be approved by a majority of the JCC directors who were not nominated by, or affiliated with, Harrah's Operating Company;

- JCC's board of directors established the Special Committee to consider and negotiate the merger agreement;

- The Special Committee, which is composed solely of directors who are not officers, directors or employees of Harrah's Entertainment or Harrah's Operating Company, was given exclusive authority to, among other things, evaluate, negotiate and recommend the terms of any proposed transaction;

- The Special Committee retained and received advice from its own legal counsel and financial advisor in evaluating, negotiating and recommending the terms of the merger agreement;

- The Special Committee's financial and legal advisors reported directly to the Special Committee and took direction exclusively from the Special Committee;

- The $10.54 per share cash consideration and the other terms and conditions of the merger agreement resulted from lengthy negotiations between the Special Committee and its representatives, on the one hand, and Harrah's Operating Company and its representatives, on the other hand, in which the Special Committee members had a substantial economic incentive to maximize the merger price they could receive; and

- The JCC board of directors acted upon the unanimous recommendation of the Special Committee.

In addition to the factors they considered independently, the Harrah's entities also considered each of the factors considered by the JCC board of directors that are described above. In reaching its determination as to fairness, the Harrah's entities did not assign specific weight to particular factors, but rather considered the factors as a whole. The Harrah's entities believe that the merger is procedurally fair to JCC stockholders who are not affiliated with Harrah's Operating Company for the reasons set forth above.

None of the Harrah's entities makes any recommendation as to how any JCC stockholder should vote on the merger agreement.

Background of Harrah's Operating Company's Interest in JCC Common Stock

Harrah's Operating Company acquired its shares of JCC common stock pursuant to the terms and provisions of a Plan of Reorganization dated February 8, 2001 (the "Plan of Reorganization") filed in the United States Bankruptcy Court for the District of Louisiana by JCC, pursuant to Chapter 11 of Title 11 of the United States Bankruptcy Code. Under the Plan of Reorganization, all of JCC's then-existing equity and debt securities were eliminated and new equity and debt securities were issued to certain of JCC's creditors, including Harrah's Operating Company. On March 29, 2001, the Plan of Reorganization was consummated and JCC issued 12,386,200 shares of its common stock to these creditors. On the effective date of the reorganization and pursuant to the Plan of Reorganization, Harrah's Operating Company was issued 6,069,238 shares of JCC common stock, which constituted a 49% interest in JCC. On May 25, 2001, JCC common stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended.

On May 17, 2002, Harrah's Operating Company purchased 2,000 shares of JCC common stock on the open market at a price per share of $4.875. In addition, on June 7, 2002, Harrah's Operating Company purchased 1,734,068 shares of JCC common stock from Deutsche Bank Trust Company Americas at a price per share of $10.54 pursuant to a Stock and Senior Note Purchase Agreement. Pursuant to this agreement, if, prior to January 1, 2003, Harrah's Entertainment, Harrah's Operating Company or any of their affiliates acquires any additional shares of JCC common stock not owned by Harrah's Operating Company for a price greater than $10.54 per share, Harrah's Operating Company will pay to Deutsche Bank Trust Company Americas an amount equal to the product of (i)(a) the highest price per share paid by Harrah's Operating Company or any of its affiliates for any shares of JCC common stock less (b) $10.54 and (ii) 1,734,068.

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee to the JCC board of directors and the recommendation of the JCC board of directors to you, you should be aware that certain members of the JCC board of directors, all members of the Special Committee and some members of JCC's management have interests that are different from, or in addition to, your interests as a JCC stockholder generally. This section of the proxy statement discusses all of the interests of JCC board members and JCC officers that are different from, or in addition to, your interests as a stockholder generally. The JCC board of directors appointed the Special Committee, consisting solely of directors who are not officers, directors or employees of Harrah's Entertainment or Harrah's Operating Company, to evaluate, negotiate and recommend the merger agreement and to evaluate whether the merger is in the best interests of JCC's stockholders (other than Harrah's Entertainment, Harrah's Operating Company and their subsidiaries). The Special Committee was aware of these differing interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the merger and in recommending to the JCC board of directors that the merger agreement be approved and adopted. In addition, each of the members of JCC's board of directors was aware of these interests and considered them, among other matters, in adopting and approving the merger agreement and the merger.

The JCC board of directors determined that each member of the Special Committee would receive no additional consideration for his service on the Special Committee, regardless of whether any proposed transaction was entered into or completed.

JCC and the Harrah's entities are unable to quantify the value or amount of the claims in litigation that will be dismissed as a result of the merger. Each lawsuit is in a preliminary stage, and discovery has not been conducted. Accordingly, the parties to the litigation are not able to estimate their potential liability with any reasonable certainty.

Beneficial Ownership

As of the record date for the special meeting, JCC's directors and executive officers owned 1,250,277 shares of JCC common stock, or approximately 10% of the outstanding shares. Additionally, they collectively have options to purchase 786,969 shares of JCC common stock at a weighted average exercise price per share of $3.49. Messrs. Debban and Smart, two of JCC's directors and executive officers and the only of JCC's directors and officers who own JCC's common stock, have agreed to vote in favor of approving the merger agreement and the merger pursuant to their stockholder voting agreements described herein. The directors and officers will receive the same consideration for their shares of JCC common stock as the other stockholders of JCC. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" for information regarding the current officers and directors and their stock ownership in JCC.

Treatment of Stock Options

Immediately prior to the effective time of the merger, all unexpired and unexercised options or similar rights to purchase shares of JCC common stock, whether or not then exercisable, will be canceled. In exchange for such cancellation, each former holder will be entitled to receive cash in an amount equal to $10.54, less the exercise price per share of the canceled options, multiplied by the number of shares of JCC common stock subject to the options.

Stock options have been granted to Preston Smart and Paul D. Debban as part of their employment contracts with JCC. Mr. Debban is the Chairman and President of JCC, and Mr. Smart is President of JCC Development Company, JCC Canal Development, and JCC Fulton Development. Both Messrs. Debban and Smart served on the Special Committee. As of July 29, 2002, options to acquire 524,781 shares of JCC common stock at an average exercise price of $3.25 per share had been granted to each of Mr. Smart and Mr. Debban pursuant to their employment contracts. Harrah's Operating Company has contested the grant of those stock options in litigation currently existing in the Delaware Chancery Court, arguing that Messrs. Debban, Smart, Cerone and Lowden violated their fiduciary duties in approving such grants. If the merger is completed, separation agreements between Harrah's Operating Company and Messrs. Debban and Smart will take effect, and the dispute over Messrs. Debban and Smart's stock options will be settled under the terms of the separation agreements. Copies of the separation agreements are attached to this proxy statement as Appendices D and E. Under the terms of the separation agreements, the parties have agreed that each of Mr. Debban and Mr. Smart has an option to acquire 309,531 shares of JCC common stock for $3.20 per share. Accordingly, Messrs. Smart and Debban will be entitled to receive a total of approximately $4.5 million upon cancellation of their options if the merger is completed.

The aggregate amount to be paid to JCC's directors and executive officers for their outstanding stock options is expected to be approximately $5.5 million, before taxes and other withholding. The following table sets forth the cash amounts, before taxes and any withholding, that the executive officers and directors of JCC are expected to receive in respect of their stock options upon completion of the merger:

Name	Shares subject to options	Exercise price	Proceeds to be received in merger(1)
Paul Debban	309,531(2)	$3.20(2)	$2,271,957.54
Preston Smart	309,531(2)	$3.20(2)	$2,271,957.54
Camille Fowler	120,000	$3.20	$ 880,800.00
Camille Fowler	47,907	$8.00	$ 121,683.78
Total			$5,546,398.86

(1) Calculated by multiplying the number of shares subject to option by the difference between $10.54 and the exercise price of the options.

(2) Number of shares subject to option and exercise price established pursuant to the separation agreements entered into by Messrs. Debban and Smart in conjunction with JCC's entry into the merger agreement.

Insurance; Directors' and Officers' Indemnification

JCC presently maintains a directors' and officers' liability insurance policy. Following the effective date of the merger, the merger agreement requires the surviving company to provide for each current and former director and officer of JCC a directors' and officers' liability insurance and indemnification policy that provides coverage for events occurring prior to the merger. This policy shall be no less favorable than JCC's existing policy, provided that the average premium for such policy does not exceed 200% of JCC's current annual premium. If substantially equivalent insurance coverage is not available, the best available coverage must be provided. Under the merger agreement, JCC will be required to provide this coverage for six years after the merger.

In addition, all right to indemnification existing in favor of the directors and officers of JCC as provided in JCC's certificate of incorporation and bylaws as of the date of the merger agreement will survive the merger. Such indemnification will continue in full force and effect and not be amended, appealed or otherwise modified in any manner that would adversely affect the rights of anyone entitled to indemnification thereunder (unless such amendment or modification is required by law) for a period of six years after the merger, all in accordance with and subject to applicable law.

Separation Agreement Compensation

JCC and its subsidiaries have employment agreements with Mr. Debban and Mr. Smart, two of their executive officers who were members of the Special Committee. In connection with the execution of the merger agreement, Mr. Debban and Mr. Smart both entered into separation agreements providing that their employment with JCC and its affiliates would cease upon the completion of the merger, and JCC would pay each a cash payment equal to $200,000. Copies of the separation agreements are attached hereto as Appendices D and E.

The separation agreements provide that, upon the effectiveness of the merger: (i) Messrs. Smart and Debban will resign from all positions with JCC and its subsidiaries; (ii) Messrs. Smart and Debban will each receive a severance payment from JCC of $200,000; (iii) Harrah's Operating Company will recognize each of Messrs. Smart and Debban as the owner of an option to acquire 309,531 shares of JCC common stock at a price of $3.20 per share, a matter that was contested in the litigation regarding alleged fiduciary breaches; and (iv) Harrah's Operating Company will use its best efforts to cause the claims against Mr. Debban and Mr. Smart in the Delaware Litigation to be dismissed within five business days following the closing of the merger.

Compensation Pursuant to Employment Agreement

Pursuant to the terms of the employment agreement between JCC and Camille Fowler, JCC has agreed that, if the employment of Camille Fowler, the Vice President—Finance, Secretary and Treasurer of JCC, is terminated or Ms. Fowler resigns under certain circumstances after a change of control, Ms. Fowler will be entitled to a severance payment of approximately $300,000. JCC anticipates that Ms. Fowler will continue with JCC after the merger to transition JCC to a wholly-owned subsidiary of Harrah's Operating Company. After the transition period, JCC anticipates Ms. Fowler will leave the Company and be entitled to the $300,000 severance benefits.

JCC has granted stock options to Camille Fowler, JCC's Vice President of Finance, Treasurer and Secretary pursuant to her employment contract. Ms. Fowler has received options to purchase 120,000 shares of JCC common stock at an exercise price of $3.20 per share and options to purchase 47,907 shares of JCC common stock at an exercise price of $8.00 per share. In the merger, Ms. Fowler's options will be cancelled and she will receive a total cash payment of approximately $1.0 million.

Stockholder Voting Agreements

In connection with the execution of the merger agreement, Harrah's Operating Company entered into stockholder voting agreements with two members of the Special Committee, Paul Debban and Preston Smart, along with certain of Mr. Smart's affiliates, under which these stockholders agreed to vote all of their shares of JCC common stock in favor of the adoption of the merger agreement. In addition, Messrs. Debban and Smart have each granted to Harrah's Operating Company an irrevocable proxy with respect to the shares beneficially owned by them for the purpose of voting their shares in accordance with their commitment to support the adoption of the merger agreement and approval of the merger. As of the record date for the special meeting, these stockholders owned shares of JCC common stock representing approximately 10% of the outstanding shares of JCC common stock or approximately 27% of the non-Harrah's Operating Company shares entitled to vote. Copies of the stockholder voting agreements are attached to this proxy statement as Appendices F and G.

The stockholder voting agreements generally prohibit Mr. Debban and Mr. Smart and Mr. Smart's affiliates from approving: (1) any proposal from a third party to acquire JCC, even if such proposal is superior to the merger agreement; (2) changes related to JCC's board of directors, capitalization, bylaws, certificate of incorporation or corporate structure, or (3) other actions or proposals that may prevent, impede or adversely affect the merger.

The stockholder voting agreements also prohibit, subject to limited exceptions, Messrs. Debban and Smart from: (1) selling, transferring, pledging, assigning or otherwise disposing of any shares of JCC common stock, or (2) taking any action that would prevent, impede, interfere with or adversely affect their ability to perform their obligations thereunder.

The stockholder voting agreements terminate upon the earlier of (a) mutual consent of Harrah's Operating Company and Mr. Debban or Mr. Smart and his affiliates, as the case may be, and (b) the completion of the merger or the termination of the merger agreement in accordance with its terms. However, termination of the merger agreement does not prevent any party to the stockholder voting agreements from seeking any remedies against another party for a breach under the stockholder voting agreements.

Affiliate Transactions and Competition

Mr. Brammell, a member of JCC's board, is the Senior Vice President and General Counsel of Harrah's Entertainment. Mr. Loveman, who is also a member of JCC's board of directors, is the President and Chief Operating Officer of Harrah's Entertainment. Eddie N. Williams is a member of JCC's board of directors and a director of Harrah's Entertainment. Harrah's Operating Company owns or controls (indirectly through one or more subsidiaries or affiliates) dockside casinos in Vicksburg and Tunica, Mississippi and Shreveport, Louisiana, as well as two riverboat casinos in Lake Charles, Louisiana. Harrah's Operating Company (or one or more of its subsidiaries or affiliates) may also develop other casinos that may compete with JCC's casino. As a result of the ownership by Harrah's Operating Company of certain casinos that may, now or in the future, compete with JCC's casino, together with the positions held by Messrs. Loveman, Brammell and Williams as directors and/or officers of Harrah's Entertainment and JCC, a conflict of interest may be deemed to exist by reason of such persons' access to information regarding JCC and its and business opportunities, any or all of which could be useful to one or more of Harrah's Operating Company's competing casinos. In addition, JCC's certificate of incorporation contains provisions that require certain transactions with affiliates of Harrah's Operating Company to be approved by directors who are not nominated by or affiliated with Harrah's Entertainment.

Management Agreement

On October 29, 1998, Jazz Casino Company, a wholly-owned subsidiary of JCC, and the Management Company entered into an agreement pursuant to which Jazz Casino Company engaged the Management Company to manage the operations of JCC's casino. This Management Agreement was amended and restated in connection with JCC's plan of reorganization entered into in March 2001. The Management Company is a wholly-owned subsidiary of Harrah's Operating Company and was formed in May 1993 for the purpose of managing the JCC casino.

Under the Management Agreement, subject to certain budgetary constraints, the Management Company is responsible for and has authority over, among other things:

- hiring, supervising and establishing labor policies with respect to employees working in the JCC casino;

- gaming and entertainment policies and operations including security and internal control procedures;

- advertising, marketing and promoting the JCC casino;

- providing casino-level accounting and budgeting services;

- maintaining, renovating and improving the JCC casino;

- performing certain system services generally performed at casinos owned or managed by Harrah's Operating Company or its affiliates; and

- performing certain other functions identified by Jazz Casino and agreed to by the Management Company.

During the term of the Management Agreement, Jazz Casino is required to fund the cost of operating the JCC casino and is responsible for, among other things:

- approving budgets presented by the Management Company;

- maintaining Jazz Casino's leasehold interest in the casino's premises, free from encumbrances other than those set forth as exceptions in the title policy covering the casino's premises;

- obtaining and maintaining all licenses and permits required to own and operate the casino and handling governmental affairs;

- developing, leasing and financing the second floor of the JCC casino;

- complying with certain minority, women and disadvantaged persons hiring requirements;

- paying indebtedness encumbering the casino;

- handling all community and public relations except advertising, marketing and promotions;

- establishing and administering employee benefit plans and other employee benefit matters;

- assisting the Management Company with any matters delegated to the Management Company if requested in writing by the Management Company and agreed to by Jazz Casino; and

- handling all corporate, administrative and other business activities of Jazz Casino and any other matters not expressly delegated to the Management Company under the Management Agreement.

Under the Management Agreement, the Management Company is entitled to receive a management fee equal to 30 percent of JCC's earnings before interest, income taxes, depreciation, amortization and management fees. This management fee entitles JCC to the services described above. In addition, a portion of this fee may be designated as a marketing contribution that can be used for advertising services, special promotions, public relations and other marketing services. Harrah's Operating Company and its affiliates may pool the marketing contribution with contributions made by other participating casinos owned or managed by Harrah's Operating Company and its affiliates. In addition, Jazz Casino is required to reimburse Harrah's Operating Company for the salaries of the senior management team of the casino, all of whom are employed by Harrah's Operating Company, and for insurance related to the casino.

Other Director Relationships

Dr. Charles Teamer, another member of JCC's board, is chairman of the board of Dryades Savings Bank. Dryades Savings Bank has an ongoing agreement with Jazz Casino Company whereby Dryades Savings Bank is permitted to operate four ATM machines in JCC's casino. These ATM's generate approximately $120,000 annually in fees to Dryades Savings Bank.

Director Chris Lowden, who served as a member of the Special Committee, beneficially owns 20% of Duke's-Sparks, LLC ("Duke's"). Duke's received a $4 million loan from CSP, II, LLC, a company wholly-owned by Preston Smart on June 20, 2001. The loan has a term of 15 years and, as of the date of this proxy statement, has an outstanding balance of $3,850,000. The loan provided acquisition and construction financing at twelve percent (12%) per annum to Duke's, and CSP II, LLC holds the secured first mortgage on Duke's property, a gaming facility under development in Nevada.

The Opinion of the Financial Advisor to the Special Committee

The Special Committee chose the firm of Houlihan Lokey as its financial advisor at the time that the Special Committee was constituted. Houlihan Lokey was selected because of its expertise in the gaming industry and its extensive valuation expertise, including providing fairness opinions to independent committees. Houlihan Lokey provided financial advisory services to the JCC bondholders and other unsecured creditors in the January 2001 bankruptcy. Houlihan Lokey had followed the financial performance of JCC since emerging from bankruptcy in March 2001.

Houlihan Lokey was retained by the Special Committee to (i) negotiate on its behalf the terms of a potential business combination with Harrah's Operating Company, and (ii) render an opinion as to whether the consideration to be received in the merger by the non-Harrah's Operating Company-affiliated public stockholders of JCC is fair to them from a financial point of view. At the July 29, 2002 meeting of the Special Committee, Houlihan Lokey presented its valuation analysis of JCC, as summarized below, and delivered its verbal opinion to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations described in its written opinion, the consideration of $10.54 per share in cash to be received by the non-Harrah's Operating Company-affiliated public stockholders of JCC in exchange for their shares of JCC common stock pursuant to the merger agreement is fair from a financial point of view. Houlihan Lokey subsequently confirmed the oral opinion delivered to the Special Committee in its written opinion, dated as of July 29, 2002.

The complete text of Houlihan Lokey's opinion, which sets forth a description of the assumptions made, general procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix B to this proxy statement and is incorporated herein by reference. The summary of the opinion set forth below is qualified in its entirety by reference to such opinion. You are urged to read the opinion carefully and in its entirety for a description of the procedures followed, factors considered and assumptions made by Houlihan Lokey.

Houlihan Lokey's opinion was provided for the purpose of providing information and assistance to the Special Committee, and addresses only the fairness of the merger consideration from a financial point of view to JCC's stockholders, excluding its stockholders who are affiliated with Harrah's Operating Company, as to whom Houlihan Lokey made no opinion. Houlihan Lokey's opinion does not constitute a recommendation as to how you should vote at the special meeting with respect to the proposal to adopt the merger agreement.

The amount and the form of the sale consideration were determined by JCC's negotiations with Harrah's Operating Company. Houlihan Lokey acted as the Special Committee's financial advisor with respect to these negotiations but it was not requested to provide an opinion with respect to, and its opinion does not address, JCC's underlying business decision to enter into a business combination with Harrah's Operating Company. The Special Committee imposed no limitations on Houlihan Lokey with respect to the investigations made or the procedures to be followed by Houlihan Lokey in rendering its opinion.

In arriving at its opinion, Houlihan Lokey, among other things:

- reviewed drafts of the merger agreement and related documents;

- interviewed and met with certain members of JCC's management team including Paul Debban, Director and President, Camille Fowler, Vice President-Finance, and Preston Smart, Director and Vice President of Development;

- reviewed JCC's unaudited financial statements for the year-to-date period ended June 30, 2002;

- reviewed JCC's audited financial statements for the fiscal years ended December 31, 2001 and December 31, 2000;

- reviewed JCC's fiscal 2002 forecast utilizing a 55% gross gaming margin assumption, which was prepared by the Management Company;

- reviewed JCC's fiscal 2002 forecast utilizing a 60% gross gaming margin assumption, which was prepared by Houlihan Lokey and based on the fiscal 2002 forecast prepared by the Management Company;

- reviewed the long-term projections included in the Disclosure Statement filed in the Bankruptcy Court in connection with the 2001 plan of reorganization;

- reviewed historical monthly operating results for the casino;

- reviewed the cash flow analysis of expanding the buffet, adding limo service and opening a first floor restaurant;

- reviewed the trading values and financial performance of certain public companies Houlihan Lokey deemed comparable to JCC;

- reviewed the trading activity and price of JCC common stock;

- reviewed publicly available prices and multiples paid in acquisitions of companies that Houlihan Lokey deemed comparable to JCC; and

- conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate under the circumstances.

Houlihan Lokey's opinion is necessarily based on the business, economic, market and other conditions as they existed and could be evaluated as of the date of its opinion, and on the financial information provided to Houlihan Lokey identified above as of such date. Houlihan Lokey has no obligation to update its opinion. In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the financial information provided to it was reasonably prepared and reflected the best estimates of JCC's future financial results and condition as of the date of its opinion, and that there had been no material change in JCC's assets, financial condition, business or prospects between the date of the most recent financial statements made available to it and the date of its opinion. Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to JCC and does not assume any responsibility with respect to such information.

In assessing the financial fairness of the merger, Houlihan Lokey (i) reviewed the historical trading prices and volume for JCC common stock and (ii) using two widely accepted valuation methodologies, independently determined JCC's enterprise value of operations. The first valuation method utilized is the market multiple approach, which involves the multiplication of certain cash flow measures by appropriate risk-adjusted multiples determined by analyzing other public companies in the same or similar businesses. The second method is the comparable transaction approach, in which control transactions in a similar industry are analyzed to determine relevant cash flow multiples at which control of similar companies change hands. Houlihan Lokey utilized these two methodologies in performing its analysis as they represent established valuation techniques for determining the enterprise value of operating businesses including businesses in the gaming industry. Typically, a discounted cash flow valuation analysis would also be performed, but in this instance, recent long-term projections were not available so Houlihan Lokey instead relied on the comparable transaction and market multiple approaches to formulate an enterprise value.

In order to determine JCC's enterprise value and equity value, Houlihan Lokey added the enterprise value of operations, the value of non-operating assets and the net present value of certain operating initiatives, which are not captured in the latest twelve-month ("LTM") or projected 2002 earnings levels. Houlihan Lokey also considered the present value of the tax benefit created by the excess of the tax basis of JCC's fixed assets over the book basis of its fixed assets.

The following is a general description of the material financial analyses performed by Houlihan Lokey in connection with rendering its opinion.

Financial Projections

JCC management provided Houlihan Lokey with non-public business and financial information in connection with Houlihan Lokey's analysis of the fairness of the consideration to be received in the merger by the JCC stockholders not affiliated with Harrah's Operating Company. The non-public information provided to Houlihan Lokey included, among other things, preliminary results of casino operations through June 30, 2002, JCC's budgeted projected net revenues, operating expenses, operating income, and earnings before interest, income taxes, depreciation and amortization for JCC for the balance of calendar year 2002. The budget, while proposed to, had only been approved in part by JCC's board of directors.

JCC does not, as a matter of course, publicly disclose its budget projections as to future revenues, earnings or other results. However, the management of JCC has provided the projected financial information set forth below only because such information was considered by the Special Committee and the JCC board of directors in connection with approving the merger and by Houlihan Lokey in connection with its fairness determination. The projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projected information, but, in the view of JCC management, were prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected future financial performance of JCC when the financial projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement are cautioned not to place undue reliance on the projected financial information. It is expected that there will be differences between actual and projected budget results, and actual results may be materially different than those set forth below.

Neither JCC's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

These forward-looking statements reflect numerous assumptions made by JCC management and the management company regarding the results. Accordingly, there can be no assurance that the budget projections will be realized, and actual results may be materially more or less favorable than those contained in the JCC projections. Material assumptions used in the preparation of the 2002 budget projections include no new competition in the market and no change in the current operating restrictions. The projected results do not include any incremental revenues or profit resulting from a buffet or restaurant expansion operation of a JCC-owned hotel, the use of in-house limousine services or the development of the Fulton Street property or the Second Floor of the casino. In addition, factors such as industry performance, general business, economic, regulatory, and market and financial conditions, all of which are difficult to predict, may cause these budget projections or the underlying assumptions to be inaccurate. Accordingly, there can be no assurance that the JCC budget projections will be realized, and actual results may be materially more or less favorable than those contained in the JCC budget projections.

The inclusion of the JCC budget projections herein should not be regarded as an indication that the Special Committee, the JCC board of directors, JCC management or Houlihan Lokey considered or consider the JCC budget projections to be a reliable prediction of future events, and the JCC budget projections should not be relied upon as such. To the extent the budget projections represent a reasonable estimate of possible future performance, this estimate was made only as of July 2002, when the projections were prepared, and is not made or updated as of any later date. None of the Special Committee, the JCC board of directors, JCC management, or Houlihan Lokey intends to update or otherwise revise the JCC budget projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the JCC budget projections are shown to be in error or to otherwise have changed. You should take this into account when evaluating any factors or analyses based on these budget projections.

A summary of the preliminary results for the first half of 2002 and projections for the second half of 2002 that JCC management provided to Houlihan Lokey are set forth below. It should be noted that the result through June 2002 do not reflect certain non-cash adjustments such as a provision for asset impairment recorded in the first quarter or other non-cash adjustment recorded in the second quarter.

In connection with its evaluation of JCC's financial performance, Houliban Lokey developed a revision management company budget utilizing a 60% gross gaining margin for the balance of the fiscal year.

Management Company Budget

	Actual(1)						Budget						FYE 2002
	Jan-02	**Feb-02**	**Mar-02**	**Apr-02**	**May-02**	**Jun-02**	**Jul-02**	**Aug-02**	**Sep-02**	**Oct-02**	**Nov-02**	**Dec-02**	
	($ in thousands)												
Key Assumptions:													
Gross Gaming Revenues	$22,145	$23,886	$24,222	$22,273	$23,138	$22,627	$23,457	$23,222	$21,068	$21,864	$21,049	$21,870	$270,821
Gaming Margin—Pre Tax	59.8%	60.0%	60.4%	61.5%	60.0%	60.0%	57.4%	57.1%	53.2%	55.7%	56.0%	57.0%	
Revenues:													
Gaming	$22,145	$23,886	$24,222	$22,273	$23,138	$22,627	$23,457	$23,222	$21,068	$21,864	$21,049	$21,870	$270,821
Food	893	1,057	1,004	950	1,074	1,080	1,068	1,046	921	955	901	960	11,909
Beverage	1,017	1,171	1,037	1,005	1,117	1,091	1,099	1,092	1,052	1,054	993	1,037	12,765
Other	880	1,002	1,156	956	1,041	1,034	920	916	882	898	862	895	11,442
Gross Revenue	$24,935	$27,116	$27,419	$25,184	$26,370	$25,832	$26,544	$26,276	$23,923	$24,771	$23,805	$24,762	$306,937
Less: Promotional Allowance	(2,609)	(2,977)	(3,238)	(2,909)	(3,171)	(3,230)	(3,184)	(3,185)	(3,078)	(2,969)	(2,842)	(2,863)	(36,255)
Net Revenue	$22,326	$24,139	$24,181	$22,275	$23,199	$22,602	$23,360	$23,091	$20,845	$21,802	$20,963	$21,899	$270,682
Gross Operating Income:													
Gaming—Pre Tax	$13,235	$14,334	$14,642	$13,709	$13,883	$13,576	$13,459	$13,259	$11,208	$12,173	$11,788	$12,468	$157,734
Less: Taxes	(4,712)	(5,117)	(5,198)	(4,939)	(5,096)	(4,835)	(5,043)	(4,993)	(4,530)	(4,701)	(4,526)	(4,702)	(58,391)
Gaming	$ 8,523	$ 9,217	$ 9,444	$ 8,770	$ 8,787	$ 8,741	$ 8,416	$ 8,266	$ 6,678	$ 7,472	$ 7,262	$ 7,766	$ 99,343
Food	46	216	59	116	117	154	145	130	71	77	85	102	1,318
Beverage	461	736	611	573	680	652	602	591	549	556	527	554	7,092
Other	385	497	648	509	615	601	463	457	433	438	414	433	5,893
Gross Operating Income	$ 9,415	$10,666	$10,762	$ 9,968	$10,199	$10,148	$ 9,626	$ 9,444	$ 7,731	$ 8,543	$ 8,288	$ 8,855	$113,646
Total Undistributed Exp.	$ 5,688	$ 5,874	$ 4,912	$ 5,961	$ 5,890	$ 5,584	$ 6,247	$ 6,217	$ 6,171	$ 6,206	$ 5,806	$ 5,915	$ 70,471
Operating Income	$ 3,727	$ 4,792	$ 5,850	$ 4,007	$ 4,309	$ 4,564	$ 3,379	$ 3,227	$ 1,560	$ 2,337	$ 2,482	$ 2,940	$ 43,175
Add: Depreciation and Amortization	995	1,004	1,043	1,034	1,031	1,006	1,160	1,168	1,180	1,199	1,118	1,118	13,056
Less: JCC Corporate Costs	(443)	(489)	(1,075)	(1,101)	(1,772)	(866)	(518)	(407)	(310)	(490)	(384)	(307)	(8,162)
EBITDAM	$ 4,279	$ 5,307	$ 5,818	$ 3,940	$ 3,568	$ 4,704	$ 4,021	$ 3,988	$ 2,430	$ 3,046	$ 3,216	$ 3,751	$ 48,069
Less: Management / Consultant Fees	(1,298)	(1,768)	(1,680)	(1,206)	(1,091)	(1,438)	(1,216)	(1,192)	(633)	(820)	(869)	(1,032)	(14,243)
EBITDA	**$ 2,981**	**$ 3,539**	**$ 4,138**	**$ 2,734**	**$ 2,477**	**$ 3,266**	**$ 2,805**	**$ 2,796**	**$ 1,797**	**$ 2,226**	**$ 2,347**	**$ 2,719**	**$ 33,826**

(1) Preliminary unaudited results not reflecting non-operating, non-cash items.

Management Company Budget—60% Gross Gaming Margins

	Actual(1)						Revised Projections						FYE 2002
	Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02	
						($ in thousands)							
Key Assumptions:													
Gross Gaming Revenues	$22,145	$23,886	$24,222	$22,273	$23,138	$22,627	$23,457	$23,222	$21,068	$21,864	$21,049	$21,870	$270,821
Gaming Margin—Pre Tax....	59.8%	60.0%	60.4%	61.5%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	
Revenues:													
Gaming	$22,145	$23,886	$24,222	$22,273	$23,138	$22,627	$23,457	$23,222	$21,068	$21,864	$21,049	$21,870	$270,821
Food	893	1,057	1,004	950	1,074	1,080	1,068	1,046	921	955	901	960	11,909
Beverage............	1,017	1,171	1,037	1,005	1,117	1,091	1,099	1,092	1,052	1,054	993	1,037	12,765
Other	880	1,002	1,156	956	1,041	1,034	920	916	882	898	862	895	11,442
Gross Revenue	$24,935	$27,116	$27,419	$25,184	$26,370	$25,832	$26,544	$26,276	$23,923	$24,771	$23,805	$24,762	$306,937
Less: Promotional Allowance	(2,609)	(2,977)	(3,238)	(2,909)	(3,171)	(3,230)	(3,184)	(3,185)	(3,078)	(2,969)	(2,842)	(2,863)	(36,255)
Net Revenue	$22,326	$24,139	$24,181	$22,275	$23,199	$22,602	$23,360	$23,091	$20,845	$21,802	$20,963	$21,899	$270,682
Gross Operating Income:													
Gaming—Pre Tax	$13,235	$14,334	$14,642	$13,709	$13,883	$13,576	$14,074	$13,933	$12,641	$13,118	$12,629	$13,122	$162,897
Less: Taxes	(4,712)	(5,117)	(5,198)	(4,939)	(5,096)	(4,835)	(5,043)	(4,993)	(4,530)	(4,701)	(4,526)	(4,702)	(58,391)
Gaming	$ 8,523	$ 9,217	$ 9,444	$ 8,770	$ 8,787	$ 8,741	$ 9,031	$ 8,940	$ 8,111	$ 8,418	$ 8,104	$ 8,420	$104,506
Food	46	216	59	116	117	154	145	130	71	77	85	102	1,318
Beverage............	461	736	611	573	680	652	602	591	549	556	527	554	7,092
Other	385	497	648	509	615	601	463	457	433	438	414	433	5,893
Gross Operating Income	$ 9,415	$10,666	$10,762	$ 9,968	$10,199	$10,148	$10,241	$10,118	$ 9,164	$ 9,489	$ 9,130	$ 9,509	$118,809
Total Undistributed Exp.	$ 5,688	$ 5,874	$ 4,912	$ 5,961	$ 5,890	$ 5,584	$ 6,247	$ 6,217	$ 6,171	$ 6,206	$ 5,806	$ 5,915	$ 70,471
Operating Income	$ 3,727	$ 4,792	$ 5,850	$ 4,007	$ 4,309	$ 4,564	$ 3,994	$ 3,901	$ 2,993	$ 3,283	$ 3,324	$ 3,594	$ 48,338
Add: Depreciation and Amortization	995	1,004	1,043	1,034	1,031	1,006	1,160	1,168	1,180	1,199	1,118	1,118	13,056
Less: JCC Corporate Costs .	(443)	(489)	(1,075)	(1,101)	(1,772)	(866)	(518)	(407)	(310)	(490)	(384)	(307)	(8,162)
EBITDAM	$ 4,279	$ 5,307	$ 5,818	$ 3,940	$ 3,568	$ 4,704	$ 4,636	$ 4,662	$ 3,863	$ 3,992	$ 4,058	$ 4,405	$ 53,232
Less: Management / Consultant Fees	(1,298)	(1,768)	(1,680)	(1,206)	(1,091)	(1,438)	(1,391)	(1,399)	(1,159)	(1,197)	(1,217)	(1,321)	(16,166)
EBITDA	$ 2,981	$ 3,539	$ 4,138	$ 2,734	$ 2,477	$ 3,266	$ 3,245	$ 3,264	$ 2,704	$ 2,794	$ 2,841	$ 3,083	$ 37,066

(1) Preliminary unaudited results not reflecting non-operating, non-cash items.

Assessment of JCC's Public Securities Price

As part of its analysis, Houlihan Lokey analyzed the float and trading volume of JCC common stock. Houlihan Lokey compared the float and trading volume of JCC common stock to those of certain comparable companies in the gaming and lodging industry. These companies include:

> Ameristar Casinos Inc.
> Argosy Gaming Co.
> Aztar Corp.
> Boyd Gaming Corp.
> Hollywood Casino Corp.
> Isle of Capri Casinos Inc.
> Monarch Casino & Resort Inc.
> Pinnacle Entertainment Inc.
> Riviera Holdings Corp.

Houlihan Lokey selected the identified companies because they operate in the gaming and lodging industry and, as among publicly traded companies in these industries, are most comparable to JCC when evaluating operating and financial statistics such as the number of casinos operated, gaming space operated, total revenue, gaming revenue as a percentage of total revenue, operation of associated hotel properties, liquidity, leverage, various measures of profitability and historical growth rates for revenue and EBITDA.

Houlihan Lokey calculated the ratio of JCC's public float for its publicly traded common stock to the shares outstanding and the ratios of average daily volume (over the most recent 90 days) to its float and total shares outstanding. Houlihan Lokey then compared JCC's ratios to those of comparable publicly traded companies. The table below outlines the liquidity statistics of JCC common stock and the common stock for the above-referenced comparable companies.

	Public Float / Shares Outstanding	Average Daily Volume / Public Float	Average Daily Volume / Share Outstanding
Ameristar Casinos Inc.	40.7%	1.71%	0.70%
Argosy Gaming Co.	87.5%	1.71%	1.50%
Aztar Corp.	99.5%	0.66%	0.65%
Boyd Gaming Corp.	51.5%	1.27%	0.65%
Hollywood Casino Corp.	52.7%	1.00%	0.53%
Isle of Capri Casinos Inc.	84.2%	1.04%	0.88%
Monarch Casino & Resort Inc.	25.2%	0.82%	0.21%
Pinnacle Entertainment Inc.	88.0%	0.66%	0.58%
Riviera Holdings Corp.	33.9%	1.45%	0.49%
High	99.5%	1.71%	1.50%
Low	25.2%	0.66%	0.21%
Mean	63.0%	1.17%	0.73%
Median	52.7%	1.04%	0.65%
JCC Holding Company	**17.7%**	**0.10%**	**0.02%**

Based on this analysis, Houlihan Lokey concluded that JCC common stock (i) has a smaller float relative to its shares outstanding and (ii) trades less actively than the stock of the comparable companies. Houlihan Lokey further noted that JCC common stock does not receive any coverage from nationally recognized investment banking equity analysts. As a result of the foregoing analysis, Houlihan Lokey concluded that, based on the relative liquidity, the current stock price is not likely to reflect the true value of JCC common stock.

Market Multiple Valuation Approach

Houlihan Lokey compared historical financial and operating information and forecasted financial information for JCC with publicly available information for selected publicly traded companies in the gaming and lodging industry. The selected comparable companies that Houlihan Lokey considered were:

> Ameristar Casinos Inc.
> Argosy Gaming Co.
> Aztar Corp.
> Boyd Gaming Corp.
> Hollywood Casino Corp.
> Isle of Capri Casinos Inc.
> Monarch Casino & Resort Inc.
> Pinnacle Entertainment Inc.
> Riviera Holdings Corp.

For each of the comparable companies, Houlihan Lokey reviewed, among other things, its enterprise value, reported earnings before interest, income taxes, depreciation and amortization ("EBITDA") for the fiscal year ended December 31, 2001 and LTM period, and projected EBITDA for the fiscal years 2002 and 2003 (where available). Houlihan Lokey derived the following selected reference range of multiples from its review of the comparable publicly traded companies:

	Low	Mean	Median	High
Enterprise Value / 2001 EBITDA	6.1x	7.6x	7.1x	9.3x
Enterprise Value / LTM EBITDA	6.4x	7.2x	6.7x	8.7x
Enterprise Value / 2002 EBITDA	5.8x	6.5x	6.3x	7.8x
Enterprise Value / 2003 EBITDA	5.4x	5.9x	5.6x	6.8x

Houlihan Lokey then applied a selected range of multiples of EBITDA to the representative levels of EBITDA generated by JCC for the twelve month period ending June 30, 2002 and forecasted to be generated for the fiscal 2002 forecast using both the 55% gross gaming margin assumption and the 60% gross gaming margin assumption. In arriving at the range of multiples selected, Houlihan Lokey reviewed the market multiples for the comparable companies for the comparable time periods and selected multiples that were reflective of the market and that also gave consideration to JCC's specific circumstances relative to the factors that were utilized by Houlihan Lokey in selecting the comparable companies. The following table sets out the range of values considered:

Market Multiple Approach

	Representative Level	Selected Multiple Range	Indicated Enterprise Value Range
		(figures in thousands)	
LTM 6/30/02			
Adjusted EBITDA	$26,675	6.5x - 7.0x	$173,384 - $186,722
55% Management Budget 12/31/02			
Adjusted EBITDA	$34,667	6.0x - 7.0x	$208,004 - $242,671
60% Management Budget 12/31/02			
Adjusted EBITDA	$37,908	6.0x - 7.0x	$227,446 - $265,353
Enterprise Value Range (Rounded)			$200,000 - $230,000

Comparable Transaction Valuation Approach

Using publicly-available information, Houlihan Lokey performed an analysis of the following comparable transactions in the gaming and lodging industry:

- the acquisition of Black Hawk Gaming & Development Company, Inc. by Gameco, Inc. completed in February 2002;

- the acquisition of Fitzgeralds Gaming's Blackhawk, Las Vegas and Tunica casinos by Majestic Star completed in December 2001;

- the acquisition of Empress Casino & Hotel by Argosy Gaming Co. completed in August 2001;

- the acquisition of Harveys Casino Resorts by Harrah's Entertainment, Inc. completed in July 2001;

- the acquisition of The Reserve Hotel & Casino by Station Casinos completed in January 2001;

- the acquisition of Station Casino's St. Charles and Kansas City casinos by Ameristar Casinos Inc. competed in December 2000;

- the acquisition of President Casino's Davenport operations by Isle of Capri Casinos Inc. completed in October 2000;

- the acquisition of Santa Fe Gaming by Station Casinos completed in October 2000;

- the proposed acquisition of Pinnacle Entertainment Inc. by Harveys Casino Resorts completed in April 2000;

- the acquisition of Lady Luck by Isle of Capri Casinos Inc. completed in March 2000;

- the acquisition of Players International, Inc. by Harrah's Entertainment, Inc. completed in March 2000;

- the acquisition of Empress Entertainment by Horseshoe Gaming completed in December 1999;

- the acquisition of Primadonna Resorts Inc. by MGM Grand Inc. completed in March 1999;

- the acquisition of Harveys Casino Resorts by Colony Capital completed in February 1999;

- the acquisition of Rio Hotel & Casino, Inc. by Harrah's Entertainment, Inc. completed in January 1999;

- the acquisition of Casino Magic Corp. by Hollywood Park, Inc. completed in October 1998;

- the acquisition of Colorado Gaming & Entertainment by Ladbroke Group PLC completed in August 1998; and

- the acquisition of Showboat by Harrah's Entertainment, Inc. completed in June 1998.

The identified transactions represent acquisition transactions involving gaming and lodging companies occurring during the period from January 1, 1997 through July 24, 2002 for which purchase price multiples were publicly available.

For each of the comparable transactions, Houlihan Lokey reviewed, among other things, the acquired company's total enterprise value, revenues over the previous twelve months, EBITDA over the previous twelve months and earnings before interest and income taxes ("EBIT") over the previous twelve months. Based on its review of comparable transactions, Houlihan Lokey determined the following selected reference range of multiples:

	Low	Mean	Median	High
Enterprise Value / Revenue	0.77x	1.46x	1.44x	2.43x
Enterprise Value / EBITDA	4.8x	6.4x	6.1x	11.2x
Enterprise Value / EBIT..................................	5.5x	9.9x	8.3x	23.8x

Houlihan Lokey then applied a selected range of multiples of EBITDA to the representative levels of EBITDA generated by JCC for the twelve month period ending June 30, 2002 and forecasted to be generated for the fiscal 2002 forecast using both the 55% gross gaming margin assumption and the 60% gross gaming margin assumption. In arriving at the range of multiples selected, Houlihan Lokey reviewed the transaction multiples for the selected transactions for the comparable time periods and selected multiples that were reflective of the transaction multiples and that also gave consideration to JCC's specific circumstances relative to the factors that were utilized by Houlihan Lokey in selecting the comparable companies previously identified.

51

The following chart sets forth the range of values considered in connection with the comparable transaction analysis methodology:

Comparable Transaction Analysis

	Representative Level	Selected Multiple Range	Indicated Enterprise Value Range
		(figures in thousands)	
LTM 6/30/02			
Adjusted EBITDA	$26,675	6.0x - 7.0x	$160,047 - $186,722
55% Management Budget 12/31/02			
Adjusted EBITDA	$34,667	5.0x - 6.0x	$173,336 - $208,004
60% Management Budget 12/31/02			
Adjusted EBITDA	$37,908	5.0x - 6.0x	$189,538 - $227,446
Enterprise Value Range (Rounded)			$175,000 - $210,000

Valuation of Operating Initiatives

Houlihan Lokey calculated the value of certain strategic operating initiatives based on financial projections prepared by the Management Company. As a result of certain modifications to the regulatory restrictions under which the casino operates, JCC is now able to (i) provide in-house limousine services, (ii) expand the first floor buffet in the casino and (iii) add a full-service restaurant on the first floor of the casino. The aggregate net present value of these initiatives based on Houlihan Lokey's discounted cash flow analysis was approximately $5.0 million. A discounted cash flow analysis projects, over a specified period of time, a future stream of cash flows that a company may generate and then deducts or "discounts" those cash flows to their present value using a rate that typically corresponds to JCC's expected cost of capital during that period. As a result, the value that a third party might pay today for those future cash flows can be determined. Based on its review of JCC's business and the risks associated with the operating initiatives, Houlihan Lokey used a discount rate of 15.0% and perpetuity growth rate of 2.0%. The discount rate utilized in valuing these operating initiatives represents a 3.0% premium over the discount rate of 12% utilized by JCC and the Management Company in their internal evaluation of these projects to reflect a greater uncertainty of the timing and ultimate success of these projects. The 2% perpetuity growth rate reflects JCC's and the Management Company's estimate of inflation.

Value of Non-Operating Assets

The value of the following non-operating assets was factored into the calculation of JCC's enterprise value: (i) excess cash as of June 30, 2002; (ii) cash to be received upon the exercise of in-the-money stock options; and (iii) estimated value of certain real estate located in New Orleans, LA. The aggregate value of these non-operating assets was approximately $47.3 million.

Value of Depreciation Tax Shield

Houlihan Lokey also considered the present value of the tax benefit created by the excess of the tax basis of JCC's fixed assets over the book basis of its fixed assets (the "Depreciation Tax Shield"). As of December 31, 2001, the book value of JCC fixed assets was $133.5 million compared to the tax basis of $339.8 million. At the time of the opinion, the value of JCC's fixed assets for tax purposes was significantly higher than the book value of its fixed assets. Thus, tax depreciation was significantly higher than book depreciation. Houlihan Lokey's calculation of JCC's enterprise value was prepared both with and without the net after-tax present value of this difference, estimated to be $21.9 million. The estimated value of the excess depreciation was calculated by taking the mid-point between the net present value of the tax benefit to Harrah's Operating Company and the net present value of the tax benefit to JCC, if it were to remain a stand-alone business is as summarized below (and as indicated in Houlihan Lokey's analysis.

Fairness Analysis

Houlihan Lokey's valuation analysis is summarized below:

Valuation Summary

	Low		High
	(figures in thousands, except per share values)		
Enterprise Value Indication from Operations(1)			
Market Multiple Methodology	$200,000	-	$230,000
Comparable Transaction Methodology	$175,000	-	$210,000
Results Summary			
Enterprise Value from Operations	**$190,000**	**-**	**$220,000**
Nonoperating Assets:			
Add: Cash In Excess of Cage Cash(2)	$ 37,900	-	$ 37,900
Add: Cash to be Received upon the Exercise of Outstanding Options	2,921	-	2,921
Add: Cash to be Received upon the Sale of Fulton Street Property(3)	6,500	-	6,500
Add: NPV of Limo Service(4)	936	-	936
Add: NPV of Buffet Expansion(5)	3,216	-	3,216
Add: NPV Full-Service Restaurant(5)	845	-	845
Total Nonoperating Assets	$ 52,318	-	$ 52,318
Concluded Enterprise Value	**$242,318**	**-**	**$272,318**
Less: Total Debt	128,354	-	128,354
Concluded Equity Value	**$113,964**	**-**	**$143,964**
Concluded Per Share Range(6)	**$ 8.62**	**-**	**$ 10.89**
Add: PV of Incremental Depreciation Tax Shield(7)	21,928	-	21,928
Concluded Equity Value with Depreciation Tax Shield	**$135,892**	**-**	**$165,892**
Concluded Per Share Value Range with Depreciation Tax Shield(6)	**$ 10.28**	**-**	**$ 12.55**

(1) Total Enterprise Value ("TEV") represents market value of common equity plus redemption value of preferred equity plus minority interest plus interest bearing debt less cash. Value ranges are rounded.

(2) Excess cash calculated based on the June 30, 2002 cash balance of $55.9 million and management's estimate of cage cash of $18.0 million.

(3) Based on an estimate provided by the Company's management.

(4) The valuation of the limo service was prepared by the Management Company and has not been independently verified by Houlihan Lokey.

(5) The valuation of the Buffet expansion and full-service restaurant was based on projections prepared by the Management Company and has not been independently verified by Houlihan Lokey.

(6) Based on 13,218,748 fully diluted shares outstanding.

(7) Represents the midpoint of the present value of Harrah's and JCC's tax savings created by the variance between tax and book depreciation. Calculation of depreciation on both tax and book basis was prepared by the Company and Deloitte & Touche and has not been independently verified by Houlihan Lokey.

As is indicated, Houlihan Lokey's analysis yielded an equity value in the range of $8.62 to $10.89 per share excluding the Depreciation Tax Shield and $10.28 to $12.55 per share including the Depreciation Tax Shield. The merger consideration of $10.54 per share falls within Houlihan Lokey's concluded per share equity value range in both instances. In addition, the merger consideration (i) represents a premium of 70% over the publicly traded stock price of $6.20 on the day prior to JCC's announcement that Harrah's Operating Company had gained a controlling interest in JCC by buying shares from Deutsche Bank Trust Company Americas representing approximately 14% of the outstanding common stock, (ii) represents a premium of 33% over the publicly traded stock price of $7.95 on July 26, 2002, the last trading day prior to the date on which Houlihan Lokey rendered its opinion to the Special Committee, and (iii) represents equivalent value to what Deutsche Bank Trust Company Americas received for its shares. Based upon the analysis outlined herein, it is Houlihan Lokey's opinion that the consideration to be received by the non-Harrah's Operating Company-affiliated public stockholders in connection with their exchange of shares of JCC common stock in the merger is fair, from a financial point of view.

* * * *

The summary set forth above describes the analyses performed by Houlihan Lokey in arriving at its fairness opinion. The preparation of a fairness opinion is not readily susceptible to summary description because, among other things, it is a complex analytical process involving various determinations regarding the most appropriate methods of financial analysis and application of those methods to the particular circumstances. In arriving at its opinion, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or portions of the summary without considering all analyses and factors could create an incomplete view of the processes underlying the analyses set forth in its fairness opinion. In connection with its analysis, Houlihan Lokey assumed that there would be no material change in the business or affairs of JCC, its financial condition or prospects or in the general business and economic environment in which JCC operates, in each case, from those existing as of the date on which its opinion was rendered. In addition, Houlihan Lokey assumed, without independent verification, that the financial information provided to it was reasonably prepared and reflected the best estimates of JCC's future financial results and condition as of the date of its opinion. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses.

Houlihan Lokey is a nationally recognized investment-banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes. The Special Committee selected Houlihan Lokey because of its experience and expertise in performing valuation, fairness analysis and financial advisory services. Houlihan Lokey previously served as financial advisor to the subordinated noteholders of JCC in connection with the Chapter 11 reorganization, which was confirmed on March 29, 2001. Houlihan Lokey has not provided any other services to JCC or its affiliates during the previous three years. In addition, Houlihan Lokey does not beneficially own and has never beneficially owned any interest in JCC.

Fees and Expenses

Pursuant to an agreement dated March 13, 2002, JCC retained Houlihan Lokey on behalf of the Special Committee to (i) negotiate on its behalf the terms of a potential business combination with Harrah's Operating Company and (ii) render an opinion as to whether the consideration to be received by the non-Harrah's Operating Company-affiliated public stockholders of JCC is fair to them from a financial point of view. JCC has paid Houlihan Lokey a fee of $450,000 ($50,000 paid on the execution of the engagement letter and $400,000 paid upon the rendering of the opinion) plus its reasonable out-of-pocket expenses incurred in connection with the rendering of a fairness opinion. JCC has further agreed to indemnify Houlihan Lokey against certain liabilities and expenses in connection with the rendering of its services.

Role of the Financial Advisor to Harrah's Entertainment

Harrah's Entertainment's financial advisor, Bear Sterns & Co., assisted Harrah's Entertainment and Harrah's Operating Company with negotiations and strategy and provided advice with respect to the structure of the transaction with JCC. None of Harrah's Entertainment, the Management Company, Satchmo or Harrah's Operating Company requested or received from Bear Sterns any reports, opinions or appraisals, whether oral or written, as to the fairness of the merger consideration to be paid to JCC's stockholders in the proposed merger.

Recent Amendment to JCC Bylaws

In connection with considering the merger, JCC's board of directors determined that a section of JCC's bylaws was ambiguous and inconsistent with JCC's certificate of incorporation, another provision of the bylaws, the DGCL and the intent of the parties who negotiated these provisions during JCC's 2001 reorganization. Because of the uncertainty these ambiguities and inconsistencies caused with respect to the vote required for the proposed merger, the board of directors unanimously determined to amend the section.

Before amendment, Article II, Section 10 of the bylaws provided that, when an action was taken at a meeting of JCC's stockholders, the action must be taken by a "majority of all stockholders." A majority of all stockholders was defined to include "a majority of the Non-HET Stockholders." The term "Non-HET Stockholders" was not defined in JCC's bylaws or its certificate of incorporation. The section also provided that it could not be altered, amended, changed or repealed except by an affirmative vote of not less than 90% of the issued and outstanding shares of JCC common stock.

JCC's board of directors determined that the section was ambiguous and inconsistent for the following reasons:

First, this section conflicted with Article II, Section 7 of the bylaws, which provides that stockholder votes are determined by holders of a majority of the shares of common stock represented in person or by proxy and entitled to vote at a meeting. Thus, Section 7 provides for a share-by-share vote and that stockholder votes be determined by a majority of shares. In contrast, Section 10 appeared to provide for one vote by each stockholder, disregarding the number of shares the stockholder owned. Second, a vote by stockholders without regard to the number of shares they own is inconsistent with JCC's certificate of incorporation and the DGCL. Since JCC's certificate of incorporation is silent as to voting on stockholder matters, each share of stock is entitled to one vote under Delaware law.

Section 10 was inconsistent with this requirement. Third, Section 10 also appeared to be inconsistent with the Delaware law requirement that a merger may be approved by the holders of a majority of the outstanding shares entitled to vote, unless a greater vote is required by the certificate of incorporation. As JCC's certificate of incorporation does not contain any particular voting requirement for approval of a merger, the applicable voting requirement is the general rule under Delaware law.

Section 10 provided that any amendment to that section must be approved by a vote of 90% of the issued and outstanding shares. In contrast, JCC's certificate of incorporation provides that a majority of the board of directors is expressly authorized to amend the bylaws, that the bylaws must not contain any provision inconsistent with the certificate of incorporation, and that the certificate of incorporation will control over any inconsistent provisions contained in the bylaws. Thus, the second sentence of Section 10, requiring stockholder approval to amend the section, was also inconsistent with JCC's certificate of incorporation.

For these reasons, JCC's board of directors voted unanimously to amend Section 10. The new Section 10 is set out in the Fourth Amended and Restated Bylaws, effective July 29, 2002, which are attached as an exhibit to JCC's Form 10-Q for the period ended June 30, 2002.

Certain Effects of the Merger

If the merger agreement is adopted by JCC's stockholders and the merger is completed, JCC will be a privately held corporation and Harrah's Operating Company will own 100% of JCC's outstanding common stock. Accordingly, you will no longer have any interest in, and will not be a stockholder of, JCC, and you will not have the right to vote on corporate matters affecting the surviving corporation. Thus, you will no longer benefit from any future earnings or growth of JCC or benefit from any increase in the value of JCC, and you will no longer bear the risk of any decrease in value of JCC. Instead, upon completion of the merger, you will have the right to receive a payment of $10.54 in cash, without interest, for each share of JCC common stock held by you (unless you dissent from the merger).

If the merger is completed, Harrah's Operating Company will own all of the equity interests in JCC and will benefit from any future earnings or growth of JCC and any increase in value of JCC; however, Harrah's Operating Company will also bear the risk of any decrease in value of JCC.

The net book value of JCC as of December 31, 2001, was $88 million. Harrah's Operating Company owns approximately 63% of the equity of JCC. Had Harrah's Operating Company owned 63% of JCC at December 31, 2001, its pro rata interest in JCC's net book value at that date would have been approximately $55.4 million.

The unaudited net income of JCC for the six months ended June 30, 2002, was $5.3 million. Harrah's Operating Company's pro rata interest in JCC's year to date 2002 net income, assuming Harrah's Operating Company owned 63% of JCC throughout the entire six months and before consideration of any eliminations or other adjustments that may be recorded in the consolidation of JCC's results into Harrah's Operating Company's financial statements, would be $3.3 million.

After the closing of the merger, Harrah's Operating Company's interest in JCC's current and future net book value and net income or loss will equal 100%.

JCC common stock is currently registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Upon the closing of the merger, JCC common stock will no longer be publicly traded or quoted on the over the counter market and the registration of JCC common stock under the Exchange Act will be terminated upon application to the SEC. JCC will also be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act as well as the periodic reporting requirements of the Exchange Act and will cease filing information with the SEC. As a result, it is estimated that the surviving company will decrease its recurring annual costs by an amount between approximately $1.5 million and $2.0 million because it will save the costs currently incurred in complying with its obligations as a public company including, but not limited to, investor relations and printing, legal and accounting costs relating to quarterly and annual reports, proxy solicitations and annual meetings and other expenses relating to compliance with the rules of the SEC.

None of JCC's current officers will continue to serve the surviving corporation. The directors of the surviving corporation immediately after the merger will be Philip G. Satre, Gary W. Loveman and Charles L. Atwood. Mr. Loveman is a current director of JCC. No determination has been made as to whether additional persons will be invited to join the board of directors of the surviving corporation following the merger. The officers of the surviving corporation immediately after the merger will be Philip G. Satre as Chairman and Chief Executive Officer, Gary W. Loveman as President, Charles L. Atwood as Treasurer, and Stephen H. Brammell as Secretary. The certificate of incorporation and bylaws of Satchmo immediately prior to the effective time will be the certificate of incorporation and bylaws of the surviving corporation until thereafter amended.

Plans for JCC After the Merger

Harrah's Operating Company expects that the business and operations of the surviving corporation will be continued substantially as they are currently being conducted by JCC. Harrah's Operating Company does not currently intend to dispose of any assets or operations of the surviving corporation other than in the ordinary course of business. Harrah's Operating Company will continue to evaluate all aspects of the business, operations, capitalization and management of JCC prior to and following consummation of the merger and will take such further actions, if any, as it deems appropriate under the circumstances then existing. Harrah's Operating Company currently expects, after the closing, to renovate and upgrade the food service operations of the JCC casino and to develop the second floor of the casino to include restaurants, entertainment venues, night clubs, retail outlets and an events center.

Harrah's Operating Company will also seek to achieve savings in general and administrative expenses by eliminating functions which are duplicative to functions which can be performed by the Management Company or Harrah's Operating Company.

None of Harrah's Entertainment, Harrah's Operating Company and Satchmo has any present plans or proposals involving JCC or its subsidiaries that relate to or would result in an extraordinary corporate transaction such as a merger, reorganization, liquidation or a sale or transfer of a material amount of indebtedness or any other material change in JCC's corporate structure or business (other than the transactions contemplated by the merger agreement). However, Harrah's Entertainment, Harrah's Operating Company and Satchmo will review proposals or may propose the acquisition or disposition of assets or other changes in the surviving corporation's business, corporate structure, capitalization, management or dividend policy that they consider to be in the best interests of the surviving corporation.

Risks that the Merger Will Not Be Completed

If the merger is not completed, JCC's board of directors expects that current management will continue to operate JCC's business substantially as presently operated. JCC is not presently considering any other alternative. If the merger is not completed, JCC's business and operations may be affected by the litigation between JCC and Harrah's Operating Company and certain of its affiliates that would have been dismissed in connection with the merger. See "Litigation between JCC and Harrah's Entertainment affiliated entities that will be dismissed in connection with the merger."

Completion of the merger is subject to various risks, including, but not limited to, those described under "MERGER AGREEMENT—Conditions to the Completion of the Merger." As a result of various risks to the completion of the merger, JCC cannot assure you that the merger will be completed even if the requisite stockholder approval is obtained.

Financing of the Merger

The aggregate amount of funds required by Harrah's Operating Company and Satchmo to pay the aggregate merger consideration due to JCC's stockholders upon consummation of the merger, assuming there are no dissenting stockholders, is expected to be approximately $54 million. In addition, Harrah's Operating Company will require approximately $1,000,000 to pay Harrah's Operating Company's expenses and costs relating to the merger and fees and expenses in connection with the printing and mailing of this proxy statement, including all the disclosure statements required by Rule 13e-3 under the Exchange Act included in this proxy statement. Harrah's Operating Company anticipates the funds used to purchase the shares of JCC common stock will be provided by Harrah's Entertainment's cash resources which come from (i) working capital, (ii) a commercial paper program, (iii) a bid note and (iv) revolving credit and letter of credit facilities. The interest rates charged on borrowings under these facilities are a function of the London Inter-Bank Offered Rate, or LIBOR. There is also an option on each revolving credit facility to borrow at the prime rate. Harrah's Entertainment's long-term variable rate debt reflects borrowings under revolving credit and letter of credit facilities provided to Harrah's Entertainment by a consortium of banks with a total capacity as of June 30, 2002 of $1.857 billion. As such, the interest rates charged to Harrah's Operating Company for borrowings under the facilities are subject to change as LIBOR changes. There is also an option on each credit facility to borrow at the prime rate. Because Harrah's Entertainment's cash resources are fungible, neither Harrah's Entertainment nor Harrah's Operating Company can state definitively which of the above cash resources the source of funds used to consummate the transactions contemplated by the merger agreement will come from. There are no conditions to Harrah's Operating Company obtaining the financing from Harrah's Entertainment's revolving credit and letter of credit facilities and there is no expectation for the surviving corporation to repay Harrah's Entertainment.

Expenses and Fees Associated with the Merger and the Special Meeting

Except as described above, all fees and expenses incurred in connection with the merger agreement and related transactions will be paid by the party incurring such fees and expenses. However, Harrah's Operating Company and JCC will each pay one-half of the expenses related to printing, filing and mailing this proxy statement and all SEC and other regulatory filing fees incurred in connection with this proxy statement, the Schedule 13E-3 and other securities filings.

The following table itemizes the expenses that JCC expects to incur in connection with this proxy solicitation, the special meeting and in closing the merger.

Item	Amount
Filing Fees*	$ 5,000
Legal fees & expenses	$350,000
Accounting fees & expenses	$115,000
Solicitation costs*	$ 17,500
Printing, mailing & miscellaneous*	$ 25,000
Total:	$512,500

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* Harrah's Operating Company is obligated under the merger agreement to pay one-half of these fees.

Certain Regulatory Considerations

Harrah's Operating Company and JCC do not believe that any material federal or state regulatory approvals, filings or notices are required by Harrah's Operating Company or JCC in connection with the merger other than:

- such approvals, filings or notices required pursuant to federal and state securities laws;

- certain approvals from applicable gaming authorities; and

- the filing of the certificate of merger with the Secretary of State of the State of Delaware.

The parties are not required to file a Premerger Notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, because Harrah's Operating Company owns 63% of JCC prior to the merger.

Under the rules and regulations of the Louisiana Gaming Control Board, the Louisiana Gaming Control Board must approve the merger. Harrah's Operating Company has applied for approval of the merger, and expects the Louisiana Gaming Control Board to consider approval of the merger during the fourth quarter of 2002. There can be no assurance, however, that such approval will be received prior to the date of the special meeting.

JCC's operations are also regulated by rules and regulations of the City of New Orleans. Harrah's Operating Company and JCC do not believe that those rules and regulations require that the City of New Orleans approve the merger.

Litigation between JCC and Harrah's Entertainment's affiliated entities that will be dismissed in connection with the Merger

On March 15, 2002, Harrah's Entertainment and Harrah's Operating Company filed suit against JCC in the Court of Chancery of the State of Delaware seeking declaratory and injunctive relief to compel JCC to allow the Harrah's entities to nominate Mr. Satre and Dr. Teamer as a single slate of directors to fill the two seats open for election at the 2002 annual meeting of JCC stockholders. On May 31, 2002, the Court of Chancery ruled in favor of Harrah's Entertainment and Harrah's Operating Company, allowing Harrah's Entertainment and Harrah's Operating Company to nominate two candidates to compete for the two board seats up for election at each of the 2002 and 2003 annual meetings of the stockholders. After several postponements pending the outcome of the action in the Court of Chancery, an annual meeting of the stockholders was held on June 11, 2002, and Mr. Satre and Dr. Teamer were elected as Group I directors. JCC is appealing this ruling of the Chancery Court. However, the outcome of the appeal cannot be predicted. The lawsuit will be dismissed in connection with the merger.

On April 18, 2002, JCC and Jazz Casino Company filed suit against the Management Company, Harrah's Operating Company, Harrah's Entertainment, Bill Noble, Philip Satre and Anthony Sanfilippo (two former directors of JCC designated by Harrah's Operating Company) in the Civil District Court for the Parish of Orleans, State of Louisiana, alleging that Harrah's Entertainment and its affiliated entities failed to adhere to the terms and provisions of the Management Agreement with respect to advertising, marketing and promoting JCC's casino and that Harrah's Entertainment and its affiliated entities diverted business from JCC's casino (where Harrah's Operating Company owned, at the time, 49% of the outstanding JCC common stock) to other properties wholly-owned by Harrah's Entertainment or its subsidiaries. The defendants in this lawsuit have denied all wrongdoing. This matter is still pending, and its outcome cannot be predicted at this time. JCC is required to dismiss this lawsuit as a condition to the completion of the merger.

On April 22, 2002, Harrah's Entertainment and Harrah's Operating Company filed a derivative action against Paul Debban, Preston Smart, Rudy Cerone and Chris Lowden, as well as JCC (as a nominal defendant) in the Court of Chancery of the State of Delaware. At the time of the filing, all four named individuals were JCC directors who were not affiliated with Harrah's Entertainment. The allegations in the derivative suit include breach of fiduciary duty and self-dealing in connection with certain actions of the compensation committee, including grants of stock options to Messrs. Debban and Smart. The four non-Harrah's Entertainment directors named in the lawsuit and JCC have denied all wrongdoing. The ultimate outcome of this litigation and its possible impact on JCC remains uncertain. This lawsuit would be dismissed as a result of the closing of the merger. The potential dismissal of this lawsuit as a result of the merger is an interest in the merger that members of the Special Committee had that is in addition to or different from the interests that you, as a stockholder, have in the merger.

Litigation Challenging the Merger

Shortly after announcement of the merger, three substantially identical civil actions were commenced in the Court of Chancery of the State of Delaware in New Castle County. The plaintiff in each action seeks to represent a putative class consisting of the public stockholders of JCC (other than Harrah's Entertainment). Named as defendants in all three complaints are JCC, Harrah's Entertainment and JCC's board of directors. The plaintiffs allege, among other things, that the merger agreement is a product of a conflict of interest between Harrah's Entertainment and the directors of JCC, who the plaintiffs allege to be controlled by Harrah's Entertainment, and that the merger price of $10.54 is inadequate. The complaints seek an injunction, damages and other relief. JCC believes that these lawsuits are without merit and intends to defend against them vigorously.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF JCC COMMON STOCK

The following summary of certain U.S. federal income tax consequences of the merger to holders of JCC common stock is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial opinions, administrative rulings of the U.S. Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in United States federal tax consequences different from those set forth below. JCC has not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained by a court.

This summary assumes that shares of JCC common stock are held by U.S. holders (as defined below) as capital assets for United States federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not purport to deal with all aspects of federal income taxation that may affect particular holders in light of their individual circumstances or certain types of stockholders subject to special treatment under the federal income tax laws, including, without limitation:

- Non-U.S. holders (except as specifically set forth below under "Non-U.S. Holders");

- banks, insurance companies or other financial institutions;

- U.S. expatriates;

- tax-exempt organizations;

- dealers in securities or currencies;

- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

- U.S. holders whose "functional currency" is not the U.S. dollar;

- persons that hold JCC common stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes; or

- persons deemed to sell JCC common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any entity treated as a partnership for United States tax purposes) holds JCC common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder of JCC common stock that is a partnership, and partners in such partnership, should consult their tax advisors regarding the tax consequences of the receipt of cash in the merger.

For purposes of this discussion a "U.S. holder" means a beneficial owner of JCC common stock that is:

- a citizen or resident of the U.S.;

- a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a U.S. person.

A "non-U.S. holder" is a beneficial owner of JCC common stock other than a U.S. holder.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

The receipt of cash in the merger as merger consideration will be a taxable transaction for federal income tax purposes. In general, you will recognize capital gain or loss equal to the difference between the merger consideration received in the merger and your tax basis in the JCC common stock exchanged in the merger.

If you exercise appraisal rights and receive cash (other than merger consideration) in exchange for your shares of JCC common stock, you will generally recognize capital gain or loss equal to the difference between the cash you receive and your tax basis in the JCC common stock exchanged in the merger therefor.

Capital gains of non-corporate stockholders are generally taxable at a maximum United States federal income tax rate of 20% if the stockholder's holding period in its shares is more than one year at the time of the completion of the merger. Capital gains of corporate stockholders are generally taxable at the regular tax rates applicable to corporations.

Backup withholding at a maximum rate of 30% may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a stockholder who (1) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to JCC's stockholders in connection with the merger or (2) is otherwise exempt from backup withholding. Currently applicable Treasury Regulations establish reliance standards with regard to the certification requirements described above.

Non-U.S. Holders

If your JCC common stock constitutes a "United States real property interest" as defined in the Code, Harrah's Operating Company may be required to withhold ten percent (10%) of the merger consideration paid to you unless (1) you are eligible for a treaty exemption or (2) your shares of JCC common stock are considered to be "regularly traded on an established securities market," and you have not held, directly or indirectly, at any time during the shorter of the five-year period preceding such disposition or your holding period, more than five percent (5%) of JCC common stock.

The Parties

For U.S. federal income tax purposes, no gain or loss will be recognized by JCC, Harrah's Entertainment, Satchmo, the Management Company or Harrah's Operating Company as a result of the merger.

THE MERGER AGREEMENT

The following information describes certain material aspects of the merger and the merger agreement. This description does not provide a complete description of all the terms and conditions of the merger agreement. The text of the merger agreement is included as Appendix A to this proxy statement. You are urged to read the Appendices in their entirety. The term "DGCL" refers to the Delaware General Corporation Law.

The Merger; Merger Consideration

The merger agreement provides for the merger of a subsidiary of Harrah's Operating Company into JCC, whereby JCC will become wholly owned by Harrah's Operating Company. All stockholders of JCC other than Harrah's Operating Company will be entitled to receive $10.54, without interest, for each share of JCC common stock they hold on the date of the merger. In addition, all outstanding options to acquire shares of JCC common stock will be canceled, and each option holder will be paid in cash an amount equal to $10.54, less the exercise price per share of the option, multiplied by the number of shares of JCC common stock subject to the option. This does not include (1) shares of JCC common stock owned by any stockholder who properly exercises his or her dissenter's rights and (2) shares of JCC common stock owned by Harrah's Operating Company or its affiliates or JCC common stock held in treasury by JCC, all of which will be cancelled without the payment of any consideration. In addition, each share of common stock of Satchmo issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive one share of JCC common stock, which will remain outstanding immediately following the merger.

The merger agreement provides that the merger will occur as soon as possible after the stockholders of JCC adopt the merger agreement at the special meeting and the Louisiana Gaming Control Board approves the merger. Harrah's Operating Company is not required to complete the merger if the holders of a majority of the JCC common stock other than Harrah's Operating Company's shares do not adopt the merger agreement at the special meeting.

Completion and Effectiveness of the Merger

The closing of the merger will occur on the first business day after all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived unless the parties agree otherwise in writing (see the section entitled "Conditions to the Completion of the Merger" below). The merger will become effective upon the filing of a certificate of merger with the Secretary of State of Delaware in accordance with the DGCL unless JCC and Harrah's Operating Company agree upon a later time and specify such a time in the certificate of merger. The merger agreement provides that the certificate will be filed as soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in the merger agreement.

Conditions to the Completion of the Merger

Mutual Closing Conditions

The obligations of JCC, Harrah's Operating Company and Satchmo to complete the merger are conditioned upon JCC receiving the required stockholder approval and the absence of an order or decree from a governmental entity prohibiting consummation of the merger.

Additional Closing Conditions for Harrah's Operating Company's Benefit

Harrah's Operating Company and Satchmo's obligations to complete the merger are subject to satisfaction or waiver of the following additional conditions:

- JCC's representations and warranties being true and correct as of the closing;

- JCC being in compliance in all material respects with all of the covenants contained in the merger agreement;

- JCC obtaining all necessary consents;

- the merger agreement being adopted at the special meeting by the holders of a majority of JCC common stock not held by Harrah's Operating Company, Harrah's Operating Company's subsidiaries and their respective officers and directors;

- JCC dismissing the action pending in the Louisiana Civil District Court of New Orleans entitled *Jazz Casino Co., LLC and JCC Holding Co. v. Harrah's New Orleans Mgmt. Co., et. al*, No. 02-6098;

- JCC either (a) dismissing the action pending in the Delaware Court of Chancery entitled *Harrah's Enter., Inc. v. JCC Holding Company, Civil Action No. 19479*, and an appeal pending in the Supreme Court of the State of Delaware (No. 331,2002) or (b) executing all documents necessary to permit Harrah's Entertainment to dismiss such action immediately after the closing of the merger;

- the total number of dissenting shares not exceeding 10% of the number of JCC's outstanding shares of common stock;

- absence of any breach under the separation agreements with Paul Debban and Preston Smart; and

- absence of any change or condition that could reasonably be expected to have a material adverse affect on the liabilities, financial condition or operation of JCC.

Additional Closing Conditions for JCC's Benefit

JCC's obligations to complete the merger are subject to satisfaction of the following additional conditions:

- Harrah's Operating Company's representations and warranties being true and correct as of the closing date; and

- Harrah's Operating Company being in compliance in all material respects with all of the covenants contained in the merger agreement.

Representations and Warranties

The merger agreement contains various customary representations and warranties of JCC relating to, among other things:

- due organization, valid existence, good standing and similar corporate matters;

- subsidiaries;

- JCC's capital structure;

- absence of conflicts with JCC's certificate of incorporation or bylaws, required consents or approvals and absence of violation of any instruments or laws;

- inapplicability to the merger of certain provisions of the DGCL and other takeover statutes;

- required stockholder approval;

- formation of the Special Committee and its recommendation to the JCC board of directors;

- compliance with securities laws;

- accuracy and completeness of financial information;

- tax returns and other tax matters;

- real property;

- title to personal property and absence of liens;

- environmental matters;

- permits and compliance with laws (including gaming laws);

- employee benefit plans;

- intellectual property;

- agreements, contracts and commitments;

- absence of certain changes and events;

- labor and employment matters;

- insurance;

- opinion of financial advisors;

- litigation;

- accuracy of proxy statement, Schedule 13E-3 and other similar filings; and

- retention of brokers in connection with the transactions contemplated by the merger agreement.

The merger agreement also contains customary representations and warranties of Harrah's Operating Company and Satchmo relating to, among other things:

- due organization, valid existence, good standing and similar corporate matters;

- absence of conflicts certificate of incorporation or bylaws, required consents or approvals and absence of violation of any instruments or laws;

- ownership, organization and absence of operations of Satchmo; and

- retention of brokers in connection with the transactions contemplated by the merger agreement.

The representations and warranties contained in the merger agreement are subject to materiality and knowledge qualifications in many respects, and expire at the completion of the merger.

Limitation on Soliciting Other Acquisition Proposals

In accordance with the terms of the merger agreement, neither JCC nor its subsidiaries may authorize or knowingly permit any of their officers, directors, employees, representatives or agents to directly or indirectly:

- encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any alternative acquisition proposal;

- enter into any agreement with respect to any other acquisition proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement; or

- participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any other acquisition proposal,

except as permitted in the merger agreement.

Prior to JCC receiving the stockholders' approval of the merger, JCC is not prohibited from furnishing nonpublic information regarding JCC or any of its subsidiaries to a person making an unsolicited proposal to acquire JCC submitted to JCC by such person (and not withdrawn) if such unsolicited proposal is an offer to purchase for cash, at a price per share of at least 115% of the merger consideration, all outstanding capital stock of JCC from a person that has demonstrated the financial ability to consummate such a purchase and,

- neither JCC nor any representative of JCC or any JCC subsidiary violates the non-solicitation provision; and

- the JCC board of directors concludes in good faith by majority vote of the JCC board of directors entitled to vote, after having taken into account the advice of the Special Committee and upon receiving the opinion of its outside legal counsel, that such action is necessary for the JCC board of directors to comply with its fiduciary obligations to JCC's stockholders.

JCC must also:

- within 24 hours after receipt, advise Harrah's Operating Company of any inquiry received by it relating to any potential acquisition proposal and its material terms;

- furnish to the Harrah's Operating Company a copy of such proposal or inquiry, if it is in writing, or a written summary of such proposal or inquiry, if it is not in writing; and

- keep Harrah's Operating Company fully informed on a prompt basis with respect to any developments.

The JCC board of directors and any committees of JCC, including the Special Committee, may not:

- withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Harrah's Operating Company, the approval or recommendation by the JCC board of directors or the Special Committee of the adoption and approval of the merger agreement at the special meeting;

- other than with respect to this merger, approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

- other than with respect to this merger, cause JCC to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal.

Conduct of Business Before Completion of the Merger

The merger agreement obligates JCC to conduct its business only in the usual, regular and ordinary course before the merger becomes effective and imposes certain limitations on the operations of JCC and its subsidiaries.

In particular, JCC has agreed that it will and will cause each of its subsidiaries to pay its debts and taxes when due, pay or perform other material obligations when due, maintain its books, accounts and records in its usual manner consistent with past practices, maintain and keep its properties and equipment in good repair, working order and condition and use its reasonable best efforts to preserve the current relationships of JCC and each of its subsidiaries with their customers, suppliers and other persons with which JCC or any of its subsidiaries has a significant business relation, with the intention that its goodwill and ongoing business will be unimpaired at the time of the merger, and to preserve substantially intact the business organization of JCC and its subsidiaries.

Subject to specified exceptions, JCC has also agreed that, without the written consent of Harrah's Operating Company, it will not and will not permit any of its subsidiaries to, among other things:

- amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

- issue, sell or authorize the issuance or sale of any shares of its capital stock or securities convertible into capital stock;

- sell, dispose of, transfer, lease, license, guarantee or encumber any material property or assets;

- declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

- reclassify, combine, split, exchange, recapitalize, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities;

- acquire any interest in any person or any division thereof or any assets;

- enter into any other contracts, agreements, transactions or understandings which, in the aggregate, involve expenditures in excess of $50,000 or otherwise are not cancelable within one year;

- incur any indebtedness for borrowed money or otherwise become responsible for the obligations of any person for borrowed money;

- terminate, cancel, amend or request any material change in, or agree to any material change in, any material contract;

- enter into any contracts, agreements or obligations with affiliates, officers, directors or employees;

- terminate, cancel, amend or request any change in or agree to any change in, or otherwise take any action with respect to, the Management Agreement;

- transfer or license to any person or otherwise extend, amend or modify in any material respect any rights to intellectual property;

- fail to maintain its existing insurance coverage of all types in effect;

- make any change in accounting policies or procedures;

- initiate, waive, release, assign, settle or compromise any contingent claims, suit, proceedings, investigations, actions, or any litigation or arbitration;

- take specific actions with respect to taxes;

- modify, amend or terminate, or waive, release or assign any rights or claims with respect to any confidentiality or standstill agreement to which it is a party;

- write up, write down or write off the book value of any assets;

- take specified actions with respect to the provisions of Section 203 of the DGCL or any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

- dissolve, liquidate or otherwise terminate the existence in good standing under applicable law;

- take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied; or

- authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

JCC and Harrah's Operating Company have also agreed not to take any action that would (i) materially adversely affect their ability to obtain any consent required for the merger, or (ii) materially adversely affect their ability to perform their covenants and agreements under the merger agreement.

Access to Information

The merger agreement provides that Harrah's Operating Company and Satchmo and their directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives will have access at reasonable times upon prior notice to officers, employees, agents, properties, offices and other facilities, books and records and information concerning JCC's business, properties, contracts, assets, liabilities and personnel as the Harrah's Operating Company and Satchmo may reasonably request.

Employee Benefit Matters

Under the merger agreement, Harrah's Operating Company has agreed to recognize vacation and severance benefits of JCC employees and allow them to participate in Harrah's Operating Company's benefit plans.

Indemnification and Insurance

The merger agreement provides that the provisions concerning indemnification from liability in the Second Amended and Restated Certificate of Incorporation and the Fourth Amended and Restated Bylaws of JCC will survive the merger. The parties have agreed that such provisions will not be amended, repealed or modified for a period of six years from the closing in a manner that would adversely affect the rights of the persons entitled to such indemnification on or prior to the closing date.

The merger agreement also provides that JCC, after the merger, is obligated to maintain directors' and officers' liability insurance for six years after the closing on terms that are not less favorable than the terms of JCC's existing insurance. However, JCC is not required to pay an annual premium for the insurance in excess of $720,000.

Termination of the Merger Agreement

The merger agreement provides that JCC and Harrah's Operating Company may mutually agree to terminate the merger agreement without completing the merger, and either JCC or Harrah's Operating Company can terminate the merger agreement if any of the following occur: (1) upon mutual written consent of JCC and Harrah's Operating Company; or (2) the merger has not been completed by January 30, 2003, but this deadline may be extended to April 30, 2003 by Harrah's Operating Company if it has not obtained required regulatory approval.

Harrah's Operating Company may also terminate the merger agreement if any of the following occurs:

- a court or other governmental authority permanently prohibits the merger;

- the JCC board of directors withdraws or adversely modifies its recommendation of the merger;

- the JCC board of directors recommends approval of an alternative acquisition proposal;

- the JCC board of directors fails to recommend that stockholders not tender their shares in connection with a tender offer that (if successful) would result in any person or group owning 10% or more of the outstanding shares of JCC common stock;

- JCC fails to call or hold a special stockholder's meeting by April 30, 2003;

- any person (other than Harrah's Operating Company or any of its affiliates) becomes the beneficial owner of 10% or more of the outstanding shares of JCC common stock;

- a development or change of circumstances that has a material adverse impact on the assets, liabilities, financial condition or operation of JCC; and

- certain uncured breaches of any covenant or agreement or representation or warranty set forth in the merger agreement or ancillary agreements thereto by JCC.

JCC may also terminate the merger agreement if there is an uncured material breach of any covenant or agreement or representation or warranty set forth in the merger agreement or ancillary agreements thereto by Harrah's Operating Company or Satchmo.

Effect of Termination

If the merger agreement is validly terminated, the agreement will become void and there will be no liability on the part of any party except with respect to:

(a) access to information, public announcements, termination, non-survival of representations and warranties and notices; and

(b) willful and material breach by the other party of the representations, covenants and warranties in the merger agreement and agreement ancillary thereto.

Termination Fees Payable by JCC

JCC has agreed to pay Harrah's Operating Company $1.5 million to cover its expenses in the event the agreement is terminated as a result of:

(a) JCC withdrawing or adversely modifying (or failing to reconfirm upon Harrah's request) its recommendation of the merger to its stockholders;

(b) JCC recommending another acquisition proposal;

(c) a tender offer being made that, if successful, would result in another party owning 10% or more of the outstanding JCC common stock, and JCC's board of directors fails to recommend against such tender offer;

(d) a person other than Harrah's Operating Company (or any of its affiliates) becoming the beneficial owner of 10% or more of the outstanding JCC common stock;

(e) JCC failing to call or hold the stockholder meeting by the required date set forth in the agreement;

(f) a material adverse effect on JCC, since the date of the merger agreement, and such material adverse effect not being cured within 10 days after written notice thereof; or

(g) a breach of a JCC representation or warranty that was not cured within 10 days after written notice thereof.

In addition, JCC agrees to pay Harrah's Operating Company a termination fee of $3.5 million in the event the agreement is terminated as a result of any one of the following:

(i) (a) JCC withdrawing or adversely modifying (or failing to reconfirm upon Harrah's request) its recommendation of the merger to its stockholders;

   (b) JCC recommending another acquisition proposal;

   (c) a tender offer being made that, if successful, would result in another party owning 10% or more of the outstanding JCC common stock, and JCC's board of directors fails to recommend against such tender offer;

   (d) a breach of a JCC representation or warranty that was not cured within 10 days after written notice thereof; or

   (e) JCC failing to call or hold the stockholder meeting by the required date; and

(ii) a definitive agreement for a transaction which is the subject of a third party acquisition proposal is entered into, or a transaction which is the subject of a third party acquisition proposal is consummated, within twelve months of the termination of the merger agreement.

JCC and Harrah's Operating Company have each agreed to each pay one-half of the expenses related to printing, filing and mailing this proxy statement and all SEC and other regulatory filing fees incurred in connection with this proxy statement. Except for any termination fees owed under the merger agreement or any expenses described in the preceding sentence, all expenses incurred by JCC or Harrah's Operating Company in connection with the merger will be borne solely and entirely by the party which has incurred the expense.

Amendments, Extensions and Waivers

The merger agreement may be amended, extended or waived prior to closing if the amendment, extension or waiver is in writing and signed, in the case of an amendment, by JCC, Harrah's Operating Company and Satchmo or, in case of an extension or waiver, by the party to be bound by such extension or waiver. After the adoption of the merger agreement by the stockholders of JCC, no amendment, extension or waiver that by law requires further approval by stockholders may be made without the further approval of such stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table shows the name, address, number of shares held, and percentage of shares held on October 10, 2002, the record date for the special meeting, by persons or entities known to JCC to be beneficial owners of more than five percent of the outstanding shares of JCC common stock on that date.

Name and Address	Number of Shares	Percentage of Class
Harrah's Operating Company, Inc.	7,805,306(1)	63.01%
One Harrah's Court		
Las Vegas, Nevada 89119		
Preston Smart	947,844(1)(2)	7.65%
c/o JCC Holding Company		
One Canal Place, 365 Canal Street		
New Orleans, Louisiana 70130		

(1) Does not include 1,250,277 shares of JCC common stock over which Harrah's Operating Company has been granted an irrevocable proxy by Preston Smart and Paul Debban pursuant to stockholder voting agreements, as described herein.

(2) Does not include 309,531 shares subject to stock options that will be cancelled in the merger in exchange for a cash payment of $2,271,957.

Security Ownership of Management

The following table sets forth the number of shares and percentage of the outstanding shares of JCC common stock beneficially owned by each director and executive officer of JCC as of the record date. Except as explained in the footnotes to the table, the named persons have sole voting and investment power with regard to the shares shown as beneficially owned by them. Unless otherwise stated, none of the persons named in this table is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to his shares of JCC common stock, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Except as otherwise described in this proxy statement, none of the persons named in the table, nor any of their respective associates, has any arrangement or understanding with any person with respect to any future employment by JCC or its affiliates, or with respect to any future transactions to which JCC or any of its affiliates will or may be a party. None of the persons named in the following table has engaged in any transactions involving JCC common stock during the 60-day period prior to October 10,

2002. The following table sets forth the beneficial owners of the common stock of all officers and directors of JCC and as a group.

Name of director or executive officer	Shares beneficially owned	Percentage Owned
Directors		
Preston Smart(1)	947,844(4)	7.65%
Paul D. Debban(2)	302,433(5)	2.44%
Chris Lowden	—	—
Eddie N. Williams	—	—
Stephen Brammell	—	—
Gary W. Loveman	—	—
Charles C. Teamer	—	—
		—
Executive Officer		
Camille Fowler(3)	30,000(6)	*
All executive officers and directors as a group	1,280,277	10.09%

---

*   Represents less than 1.0%.

(1)   Mr. Debban is the Chairman and President of JCC.

(2)   Mr. Smart is the President of JCC Development Company, JCC Canal Development, and JCC Fulton Development.

(3)   Ms. Fowler is the Vice President of Finance, Treasurer and Secretary of JCC.

(4)   Includes 942,349 shares that are held by an investment or financial services company controlled by Preston Smart. Does not include 309,531 shares that are issuable upon the exercise of stock options that will be exchanged in the merger for a cash payment equal to $2,271,957. Mr. Smart and his affiliates entered into a stockholder voting agreement on July 30, 2002 with Harrah's Operating Company whereby Mr. Smart agreed to vote his shares of JCC common stock in favor of approving the merger agreement and the proposed merger, and granted to Harrah's Operating Company an irrevocable proxy over the shares to assure that the commitment to vote in favor of adopting the merger agreement would be honored.

(5)   Does not include 309,531 shares of JCC common stock that may be acquired upon the exercise of stock options that will be converted in the merger to the right to receive a cash payment equal to $2,271,957. Mr. Debban has entered into a stockholder voting agreement with Harrah's Operating Company whereby Mr. Debban has agreed to vote his shares of JCC common stock in favor of approving the merger agreement and the proposed merger, and granted to Harrah's Operating Company a proxy over the shares to assure that the commitment to vote in favor of adopting the merger agreement would be honored.

(6)   Includes 30,000 shares issuable upon the exercise of presently exercisable outstanding stock options. Ms. Fowler also has unvested stock options for 137,907 shares of JCC common stock that will be cashed out and canceled pursuant to the merger agreement.

EXCHANGE OF STOCK CERTIFICATES

You should not send in stock certificates until you receive a letter and instructions from the paying agent on how to surrender your JCC stock certificates, which should be sent to you soon after the effective date of the merger. You can expect to receive a check in the amount of your cash payment soon after JCC's transfer agent has received your stock certificates, along with your properly completed documentation.

DISSENTERS' AND APPRAISAL RIGHTS

General

Stockholders of a corporation that is proposing to merge or consolidate with another entity are sometimes entitled under relevant state laws to appraisal or dissenters' rights in connection with the proposed merger depending on the circumstances. This right generally confers on stockholders who oppose a merger or the consideration to be received in a merger the right to receive, in lieu of the consideration being offered in the merger, the fair value for their shares as determined in a judicial appraisal proceeding.

JCC's stockholders are entitled to dissenters' appraisal rights in connection with the merger under Delaware law.

Under the DGCL, if a stockholder does not wish to accept the cash payment of $10.54 for each share of JCC common stock that he or she owns in accordance with the merger agreement, the stockholder must deliver a written demand for appraisal before the taking of the vote on the merger at the special meeting in accordance with the requirements of the DGCL and must not vote in favor of the merger (which means that you must vote against adopting the merger agreement or abstain from voting on the merger agreement because a proxy executed in blank that does not contain voting instructions will, unless revoked, be voted in favor of adopting the merger agreement). A stockholder who has taken all steps required to perfect his or her appraisal rights under Delaware law may elect to have the fair value of the stockholder's shares of common stock on the date of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to the holder in cash, together with a fair rate of interest, if any, provided that the stockholder complies with the provisions of Section 262 of the DGCL. Failure to strictly comply with these procedures will result in the loss of appraisal rights.

The following is a summary of the material provisions of Section 262 of the DGCL. The full text of Section 262 is reprinted as Appendix C to this proxy statement. You should read Appendix C in its entirety for a more complete description of your appraisal rights under Delaware law.

All references in this summary to a "stockholder" are to the record holder of the shares of JCC common stock as of the close of business on October 10, 2002, the record date of the special meeting. A person having a beneficial interest in shares that are held in "street name" or otherwise held of record in the name of another person, such as a broker or nominee, is responsible for ensuring that a demand for appraisal is made by the record holder and must act promptly to cause the record holder to properly follow the steps summarized below in a timely manner to exercise whatever appraisal rights the beneficial owner may have.

Notice By JCC

Under Section 262 of the DGCL, since JCC is submitting the merger agreement for approval at the special meeting, JCC must notify, not less than 20 days prior to the special meeting, each stockholder on the record date for the special meeting, that appraisal rights are available, and must include in such notice a copy of Section 262 of the DGCL. **This proxy statement constitutes notice to the holders of shares of JCC common stock that appraisal rights are available.**

Perfection of Appraisal Rights

To perfect appraisal rights under Section 262 of the DGCL, you must:

- deliver to JCC a written demand for appraisal of your shares of JCC common stock before the taking of the vote on the proposal to approve the merger agreement and the merger at the special meeting, which demand must reasonably inform JCC of your identity and that you intend to demand the appraisal of your shares; and

- not vote in favor of approving the merger agreement and the proposed merger (which means that you must vote against the merger or abstain from voting on the merger because a proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the merger).

The written demand for appraisal must be separate from any proxy or vote in person against or abstaining from the proposal to approve the merger agreement and the merger. A PROXY OR VOTE IN PERSON AGAINST THE ADOPTION OF THE MERGER AGREEMENT WILL NOT, IN AND OF ITSELF, CONSTITUTE A DEMAND FOR APPRAISAL.

Only a holder of record of shares of JCC common stock is entitled to assert appraisal rights for the shares registered in that holder's name. In addition, to preserve his or her appraisal rights, a stockholder must continue to hold his or her shares until the completion of the merger. Accordingly, a stockholder who is the record holder of shares of JCC common stock on the date the written demand for appraisal is made, but who subsequently transfers shares prior to the completion of the merger, will lose any right to appraisal in respect of those shares.

A demand for appraisal should be executed by or on behalf of the record holder, fully and correctly, as the holder's name appears on the holder's stock certificates and must state that such person intends thereby to demand appraisal of such holder's shares of JCC common stock in connection with the merger. If the shares of JCC common stock for which appraisal rights are available are owned of record in a fiduciary capacity, for example by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if these shares are owned of record by more than one owner as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record. The agent, however, must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or officers.

A record holder of JCC common stock that is a broker who holds shares for which appraisal rights are available as nominee for several beneficial owners may exercise appraisal rights with respect to shares held for one or more beneficial owners, while not exercising these rights with respect to the shares held for other beneficial owners. In such case, the written demand should set forth the number of shares for which appraisal rights are available and are being sought. When no number of shares of JCC common stock for which appraisal rights are available is expressly mentioned, the demand will be presumed to cover all the shares in brokerage accounts or other nominee forms and those who wish to exercise appraisal rights under Section 262 of the DGCL. If your shares are held in street name and you wish to dissent from the merger, you are urged to consult with your broker to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal must be mailed or delivered to:

JCC Holding Company
One Canal Place
365 Canal Street, Suite 900
New Orleans, Louisiana
Attention: Camille Fowler, Secretary

or should be delivered to the Secretary at the special meeting prior to the vote on the proposal to adopt the merger agreement.

Notice of the Closing of the Merger to Stockholders Who Have Perfected Appraisal Rights

Within 10 days after the completion of the merger, JCC, as the surviving company, will notify each stockholder who has properly asserted appraisal rights under Section 262 of the DGCL, and who has not voted in favor of the merger, of the date the merger became effective.

Filing a Petition for Appraisal

Within 120 days after the completion of the merger, but not thereafter, JCC, as the surviving company, or any stockholder who has complied with the statutory requirements summarized above, may file a petition in the Delaware Chancery Court demanding a determination of the fair value of the shares that are entitled to appraisal rights. Neither JCC nor Harrah's Operating Company or its subsidiaries that are parties to the merger agreement are under any obligation to, and none of them has any present intention to, file a petition with respect to the appraisal of the fair value of the shares that are entitled to appraisal rights. Accordingly, it will be the obligation of stockholders wishing to assert appraisal rights to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262 of the DGCL.

Stockholder Request for Information

Within 120 days after the completion of the merger, any JCC stockholder that has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from JCC, as the surviving company, a statement presenting the aggregate number of shares of JCC common stock not voted in favor of adoption of the merger agreement and with respect to which demands for appraisal have been timely received and the aggregate number of holders of these shares. These statements must be mailed within 10 days after a written request for the information has been received by JCC, or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later.

If a petition for an appraisal is timely filed and a copy served upon JCC, as the surviving company, JCC will then be obligated within 20 days of service to file with the Delaware Register in Chancery a list containing the names and addresses of the stockholders who have demanded appraisal of their shares of JCC common stock and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery may conduct a hearing on such petition to determine those JCC stockholders entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who demanded appraisal rights of their shares of JCC common stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceeding. If any JCC stockholder fails to comply, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determining which stockholders are entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of JCC common stock, excluding any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

JCC'S STOCKHOLDERS CONSIDERING THE EXERCISE OF APPRAISAL RIGHTS SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES OF JCC COMMON STOCK AS DETERMINED UNDER SECTION 262 OF THE DGCL COULD BE MORE THAN, THE SAME AS OR LESS THAN THE VALUE OF THE MERGER CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES OF JCC COMMON STOCK AND THAT INVESTMENT BANKING OPINIONS AS TO FAIRNESS FROM A FINANCIAL POINT OF VIEW ARE NOT NECESSARILY OPINIONS AS TO THE FAIR VALUE UNDER SECTION 262 OF THE DGCL.

The Delaware Supreme Court has stated, however, that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that a stockholder's statutory appraisal remedy may not be a dissenter's exclusive remedy, depending on factual circumstances. The Delaware Chancery Court will determine the amount of interest, if any, to be paid upon the amounts to be received by JCC's stockholders whose appraisal shares have been appraised.

In addition, the costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. The Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the appraisal shares entitled to appraisal.

Withdrawal of Appraisal Demand

At any time within 60 days after the completion of the merger, any JCC stockholder will have the right to withdraw his or her demand for appraisal and to accept the cash amount of $10.54 for each share of common stock that they own in accordance with the terms of the merger agreement. After this period, a stockholder may withdraw his or her demand for appraisal only with the written consent of JCC. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, which may be conditioned on terms the Delaware Court of Chancery deems just.

No Right to Vote Appraisal Shares or Receive Dividends or Distributions on Appraisal Shares

Any holder of shares of JCC common stock for which appraisal rights are available that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the consummation of the merger, be entitled to vote these shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of these shares as of a record date prior to the effective time of the merger.

OTHER MATTERS

The board of directors does not know of any other matters to be presented for action at the special meeting. If any other business should properly come before the special meeting, the persons named in the enclosed proxy card will vote on those matters using his best judgment.

FUTURE STOCKHOLDER PROPOSALS

If the merger is completed, there will be no public participation in any future meetings of JCC's stockholders. If the merger is not completed, JCC's stockholders will continue to be entitled to attend and participate in JCC's stockholder meetings. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, any stockholder of JCC who wishes to present a proposal at the next annual meeting of stockholders in 2003 (if the merger is not closed), and who wishes to have such proposal included in JCC's proxy statement for that meeting, must deliver a copy of such proposal to JCC at One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana 70130, attention: Camille Fowler, Corporate Secretary so that it is received no later than February 11, 2003.

Under JCC's bylaws, to submit a nominee to stand for election as a director at the 2003 annual meeting of stockholders, you must provide us with timely written notice. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of JCC not less than sixty days nor more than ninety days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that less than seventy days notice of prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder. To be timely, JCC must receive this notice no later than the close of business on the tenth day following the day on which the notice of the date of the annual meeting was mailed or publicly disclosed to stockholders, whichever first occurs. Additionally, any notice must comply with and contain the information required by JCC's Fourth Amended and Restated Bylaws on July 29, 2002. All nominations should be submitted by certified mail, return receipt requested, to JCC Holding Company, One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana 70130, Attention: Camille Fowler, Corporate Secretary.

WHERE YOU CAN FIND MORE INFORMATION

JCC files annual, quarterly and current reports, proxy and information statements, and other information with the SEC. You may read and copy this information at the office of the SEC:

> Public Reference Room
> 450 Fifth Street, N.W.
> Judiciary Plaza
> Washington, D.C. 20549.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates set by the SEC. For further information on the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330.

Some of this information may also be accessed through the web site maintained by the SEC that contains reports, proxy statements and other information about issuers like us, who file electronically. The address of that site is *http://www.sec.gov*.

Neither JCC nor Harrah's Operating Company has made any provision to grant stockholders access to either JCC's or Harrah's Operating Company's corporate files or to obtain counsel or appraisal services for the stockholders at JCC's or Harrah's Operating Company's expense.

The merger described in this proxy statement is a "going private transaction." JCC, Harrah's Operating Company, Satchmo, Harrah's Entertainment and the Management Company have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 and amendments thereto under the Exchange Act with respect to the merger. The Schedule 13E-3, as amended, contains additional information about JCC, Harrah's Operating Company, Satchmo, Harrah's Entertainment and the Management Company. Copies of the Schedule 13E-3 and amendments thereto are available for inspection and copying at JCC's principal executive offices during regular business hours by any of JCC's interested stockholders, or a representative who has been so designated in writing, and may be obtained by mail, without charge, by written request directed to us at the following address: One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana 70130, attention: Camille Fowler, Corporate Secretary.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

HARRAH'S OPERATING COMPANY, INC.,

SATCHMO ACQUISITION, INC.

AND

JCC HOLDING COMPANY

DATED AS OF JULY 30, 2002

EXECUTION COPY

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER, dated as of July 30, 2002 (this "Agreement"), by and among Harrah's Operating Company, Inc., a Delaware corporation ("Parent"), Satchmo Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and JCC Holding Company, a Delaware corporation (the "Company").

WHEREAS, a special committee of the Board of Directors of the Company, duly authorized and constituted and comprised solely of directors of the Company who are not employees, officers, consultants or directors of the Parent (the "Special Committee"), at a meeting thereof duly called and held, (i) unanimously determined that the merger of Merger Sub with and into the Company (the "Merger") and the other transactions contemplated herein are fair to, and in the best interests of, the Company and the stockholders of the Company (other than Parent and any Parent Subsidiary), and has declared the Merger advisable, and (ii) unanimously recommended that the Board of Directors of the Company (the "Company Board") approve and adopt the Merger and this Agreement;

WHEREAS, the respective Boards of Directors of the Company (based in part on the recommendations of the Special Committee), Parent and Merger Sub have approved and declared advisable the Merger upon the terms and subject to the conditions of this Agreement and in accordance with each party's respective Certificate of Incorporation and By-Laws and the General Corporation Law of the State of Delaware (the "DGCL");

WHEREAS, Parent has informed the Company that the shares of Company Common Stock that it and all Subsidiaries of the Parent (the "Parent Subsidiaries") own are not for sale, and that Parent and Parent Subsidiaries have no intention of selling, transferring or otherwise disposing of such Company Common Stock;

WHEREAS, as a condition to and inducement to Parent's and Merger Sub's willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the Company are entering into voting agreements with Parent (the "Voting Agreements"), each dated as of the date hereof and in the form attached as Annex A hereto and certain officers of the Company are entering into separation agreements with the Company and Parent (the "Separation Agreements"), each dated as of the date hereof and effective as of the Effective Time and in the form attached as Annex B hereto; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.
The Merger

Section 1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

Section 1.2 Effective Time. As soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article 6, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the "Effective Time").

Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4   *Certificate of Incorporation; By-laws.*   At the Effective Time, the Certificate of Incorporation and the By-laws of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Certificate of Incorporation and the By-laws of Merger Sub, each as in effect immediately prior to the Effective Time, as the same may be amended in accordance with Section 5.11.2 hereof and except as may be amended by the provisions of the Certificate of Merger.

Section 1.5   *Directors and Officers.*   The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

Article 2.
Conversion of Securities; Exchange of Certificates

Section 2.1   *Conversion of Securities.*   At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

Section 2.1.1   *Conversion Generally.*   Each share of common stock, par value $.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1.2 and any shares of Company Common Stock which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and are exercising appraisal rights pursuant to Section 262 of the DGCL ("Dissenting Stockholders")), shall be converted, subject to Section 2.2.4, into the right to receive $10.54 in cash, payable to the holder thereof, without interest (the "Merger Consideration"). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration therefor or the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such shares of Company Common Stock as determined in accordance with Section 262 of the DGCL. Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration upon the surrender of such certificates in accordance with the provisions of Section 2.2, without interest.

Section 2.1.2   *Cancellation of Certain Shares.*   Each share of Company Common Stock held by Parent, Merger Sub, any wholly-owned subsidiary of Parent or Merger Sub or held, in the treasury of the Company or held by any wholly-owned subsidiary of the Company, immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

Section 2.1.3   *Merger Sub.*   Each share of common stock, par value $.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 2.1.4   *Change in Shares.*   If between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

Section 2.2   Exchange of Certificates.

Section 2.2.1   Paying Agent.   As of or as soon as reasonably practicable after the Effective Time, Parent shall enter into an agreement with such bank or trust company designated by Parent and reasonably satisfactory to the Company (the "Paying Agent"), and shall deposit, or cause to be deposited, with the Paying Agent for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, through the Paying Agent, cash in U.S. dollars in an amount sufficient to pay the Merger Consideration as provided herein (such cash being hereinafter referred to as the "Payment Fund") payable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock. The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid pursuant to Section 2.1 out of the Payment Fund. The Payment Fund shall not be used for any other purpose.

Section 2.2.2   Exchange Procedures.   Promptly after the Effective Time, Parent shall instruct the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in customary form) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate, shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

Section 2.2.3   Further Rights in Company Common Stock.   All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

Section 2.2.4   Termination of Payment Fund.   Any portion of the Payment Fund which remains undistributed to the holders of Company Common Stock for nine months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent for the Merger Consideration, without any interest thereon.

Section 2.2.5   No Liability.   Neither Parent nor the Company shall be liable to any holder of shares of Company Common Stock for any cash from the Payment Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.2.6 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration without any interest thereon.

Section 2.2.7 Withholding. Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Paying Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Paying Agent.

Section 2.3 Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary, if any Dissenting Stockholder shall demand to be paid the "fair value" of such holder's shares of Company Common Stock, as provided in Section 262 of the DGCL, such shares shall not be converted into or exchangeable for the right to receive the Merger Consideration except as provided in this Section 2.3, and the Company shall give Parent notice thereof and Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the shares of Company Common Stock held by such Dissenting Stockholder shall thereupon be treated as though such shares had been converted into the Merger Consideration pursuant to Section 2.1.

Section 2.4 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be converted into the Merger Consideration.

Section 2.5 Stock Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unexpired and unexercised option or similar rights to purchase shares of Company Common Stock (the "Company Options"), under any stock option plan of the Company or any other plan, agreement or arrangement including the Company Stock Option Plans, whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law to be withheld) of an amount equal to the product of (A) the total number of shares of Company Common Stock previously subject to such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock previously subject to such Company Option (such amounts payable hereunder being referred to as the "Option Payment"). The Option Payment shall be paid, subject to the terms and conditions of this Agreement, as soon as practicable following the Effective Time. From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment, and the Company will use its reasonable best efforts to obtain all necessary consents to ensure that former holders of Company Options will have no rights other than the right to receive the Option Payment. After the Effective Time all Company Stock Option Plans shall be terminated. Following the date hereof, no further Company Options shall be granted.

Article 3.
Representations and Warranties of the Company

Except as set forth in the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), which identifies exceptions by specific subsection references, or as disclosed in Company SEC Reports, the Company hereby represents and warrants to Parent as follows:

Section 3.1   Organization and Qualification; Subsidiaries.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company (each a "Company Subsidiary" and collectively, the "Company Subsidiaries") has been duly organized, and is validly existing and in good standing, under the laws of the jurisdiction of its incorporation or organization, as the case may. Each of the Company and each Company Subsidiary has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted other than such governmental approvals, the lack of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 3.1 of the Company Disclosure Schedule sets forth a true and complete list of all of the Company Subsidiaries. Except as set forth in Section 3.1 of the Company Disclosure Schedule, none of the Company or any Company Subsidiary holds an Equity Interest in any other person.

Section 3.2   Certificate of Incorporation and By-laws; Corporate Books and Records.   The copies of the Company's Second Amended and Restated Certificate of Incorporation (the "Company Certificate") and Third Amended and Restated By-laws (the "Company By-laws") that are listed as exhibits to the Company's Form 10-K/A for the year ended December 31, 2000 are complete and correct copies thereof as in effect on the date hereof. Complete and correct copies of the organizational documents of each Company Subsidiary as in effect on the date hereof have been previously provided to Parent. The Company is not in violation of any of the provisions of the Company Certificate or the Company By-laws and none of the Company Subsidiaries is in violation of any of the provisions of its respective organizational documents. True and complete copies of all minute books of the Company (including the Special Committee, which minutes were redacted as necessary in the opinion of counsel to the Special Committee) and Company Subsidiaries, from March 29, 2001, have been made available by the Company to Parent.

Section 3.3   Capitalization.   The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock. (A) 12,383,025 shares of Company Common Stock (other than treasury shares) are issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (B) 5,025 shares of Company Common Stock are held in the treasury of the Company or by the Company Subsidiaries, and (C) 832,548 shares of Company Common Stock are issuable (and such number was reserved for issuance) upon exercise of outstanding Company Options. Except for the Company Options to purchase not more than 832,548 shares of Company Common Stock described in Section 3.3 of the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any Company Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any Company Subsidiary to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any Company Subsidiary. Since December 31, 2001, the Company has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or other Equity Interests, including Company Options, other than as set forth in Section 3.3 of the Company Disclosure Schedule. Section 3.3 of the Company Disclosure Schedule sets forth a true and complete list of the prices at which outstanding Company Options may be exercised under the applicable Company Stock Option Plan, the number of Company Options outstanding at each such price and the vesting schedule of the Company Options for each option-holder of the Company. There are no outstanding contractual obligations of the Company or any Company Subsidiary (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive, participation or antidilutive right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive or other similar rights and is owned, beneficially and of record, by the Company or another Company Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other Company Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever.

Section 3.4   Authority; No Conflict; Required Filings and Consents.

Section 3.4.1   The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions that are contemplated by this Agreement and each Ancillary Agreement to be consummated by the Company. The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby other than, with respect to the Merger, as provided in Section 3.18. The Special Committee, at a meeting thereof duly called and held, (i) unanimously determined that the Merger and the other transactions contemplated herein are fair to, and in the best interests of, the Company and the stockholders of the Company (other than Parent and any Parent Subsidiary), and has declared the Merger advisable, and (ii) unanimously recommended that the Company Board approve and adopt the Merger and this Agreement. In accordance with the Company Certificate and the Company By-Laws, the Company Board has approved this Agreement and each Ancillary Agreement to which it is a party, declared advisable the transactions contemplated hereby and thereby and has directed that the Merger, this Agreement and each Ancillary Agreement to which it is a party and the transactions contemplated hereby and thereby be submitted to the Company's stockholders for approval at a meeting of such stockholders. This Agreement and each Ancillary Agreement to which it is a party have been duly authorized and validly executed and delivered by the Company and constitute a legal valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors' rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).

Section 3.4.2   The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by the Company does not, and the performance of this Agreement and each Ancillary Agreement to which it is a party by the Company will not, (A) (assuming the stockholder approval set forth in Section 3.18 is obtained) conflict with or violate any provision of the Company Certificate or Company By-laws or any equivalent organizational documents of any Company Subsidiary (including but not limited to approvals by members of the Company Board as described in Article III, Section 2 of the Company By-laws), (B) assuming that all consents, approvals, authorizations and permits described in Section 3.4.3 have been obtained and all filings and notifications described in Section 3.4.3 have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (C) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit or other instrument or obligation, other than, in the case of each of clauses (B) and (C), any such items that individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect.

Section 3.4.3   The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by the Company does not, and the performance of this Agreement and each Ancillary Agreement to which it is a party by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (A) under the Exchange Act, Securities Act, any applicable Blue Sky Law, the rules and regulations of the Exchange, applicable Company Gaming Laws and the filing and recordation of the Certificate of Merger as required by the DGCL and (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (1) prevent or unreasonably delay consummation of the Merger, (2) otherwise prevent or delay performance by the Company of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party, or (3) have a Company Material Adverse Effect.

Section 3.4.4   Neither Section 203 of the DGCL, nor any other state takeover statute or similar statute or regulation is applicable to or purports to be applicable to the Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement.

Section 3.4.5   The Special Committee has been duly formed and authorized by the Company Board in accordance with the Company By-laws and the DGCL to, among other things, negotiate the Merger and this Agreement on behalf of the Company. The Special Committee is comprised solely of members of the Company Board who are not employees, officers, consultants or directors of Parent. The Special Committee has at a meeting thereof, duly called and held, (i) unanimously determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the stockholders of the Company (other than Parent and any Parent Subsidiary), and has declared the Merger advisable, and (ii) unanimously recommended to the Company Board to approve and adopt the Merger and this Agreement.

Section 3.5   SEC Filings; Financial Statements.

Section 3.5.1   The Company has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the

Securities Act or the Exchange Act, as the case may be, since March 29, 2001 (collectively, the "Company SEC Filings"). Each Company SEC Filing (A) as of its date, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act.

Section 3.5.2   Assuming the accuracy and completeness of financial information provided to the Company by the Management Company pursuant to the terms of the Management Agreement, each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated, and each presented fairly the consolidated financial position, results of operations and cash flows of the Company and the consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein. The books and records of the Company and each Company Subsidiary have been, and are being, maintained in accordance with applicable legal and accounting requirements.

Section 3.5.3   Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2001 included in the Company Form 10-K for the year ended December 31, 2001, including the notes thereto, or on the interim financial statements of the Company and the consolidated Company Subsidiaries dated as of May 31, 2002 (which is attached to Section 3.5.3 of the Company Disclosure Schedule), none of the Company or any consolidated Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP or any other agreement to make expenditures or create a liability or obligation of Company, except for liabilities or obligations incurred (i) in the ordinary course of business since December 31, 2001 and which do not exceed, in the aggregate, $100,000, or (ii) by the Management Company (acting as an agent of the Company).

Section 3.5.4   The Company has previously provided to Parent a complete and correct copy of any amendment or modification which has not yet been filed with the SEC to any agreement, document or other instrument which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

Section 3.6   Absence of Certain Changes or Events.   Assuming the accuracy and completeness of information provided to the Company by the Management Company, since December 31, 2001, the Company and each Company Subsidiary has conducted its businesses in the ordinary course consistent with past practice and, since such date, there has not been (A) any Company Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (B) any event or development that would, individually or in the aggregate, reasonably be expected to prevent or delay the performance of this Agreement or any Ancillary Agreement by the Company, or (C) except as described in Section 3.6 of the Company Disclosure Schedule, to the knowledge of the Company any action taken by the Company or any Company Subsidiary during the period from January 1, 2002 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

Section 3.7   Taxes.

Section 3.7.1   Each of the Company and each Company Subsidiary (and any affiliated group (within the meaning of Section 1504 of the Code) of which the Company or any Company Subsidiary is now or has been a member) has timely filed with the appropriate taxing authorities all federal, state and local income Tax Returns and all other material Tax Returns required to be filed through the date hereof and will timely file any such Tax Returns required to be filed on or prior to the Effective Time. Such Tax Returns and other information filed are (and, to the extent they will be filed prior to the Effective Time, will be) complete and accurate in all material respects (excluding any such tax information prepared or compiled and submitted to the Company by the Management Company pursuant to the Management Agreement which is not complete or accurate in any material respect). None of the Company, any Company Subsidiary, nor any affiliated group (within the meaning of Section 1504 of the Code) of which the Company or any Company Subsidiary is now or was a member, has pending any request for an extension of time within which to file federal, state or local income Tax Returns, except for the Company's federal and state Tax Returns for the taxable year ended December 31, 2001. The Company has provided to Parent complete and accurate copies of Company's federal and state income Tax Returns for the taxable years ended December 31, 1998, December 31, 1999 and December 31, 2000.

Section 3.7.2   All Taxes in respect of periods beginning before the Effective Time have been paid or will be timely paid, or an adequate reserve has been or will be established therefor in accordance with GAAP by each of Company and its Company Subsidiaries.

Section 3.7.3   Except as disclosed on Section 3.7.3 of the Company Disclosure Schedule, no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of any of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received a written notice of any such pending audits or proceedings. The Company has no knowledge of any outstanding waivers extending the statutory period of limitation relating to the payment of Taxes due from the Company or any Company Subsidiary. The Company has no knowledge of any issue that has been raised by any tax authority in any audit of the Company or any Company Subsidiary that if raised with respect to any other period not so audited could be expected to result in a proposed deficiency that would reasonably be expected to have a Company Material Adverse Effect for any period not so audited.

Section 3.7.4   Neither the Internal Revenue Service ("IRS") nor any other taxing authority (whether domestic or foreign) has asserted, or to the Company's knowledge, is threatening to assert, against the Company or any Company Subsidiary any deficiency or claim for Taxes in excess of the reserves established therefore.

Section 3.7.5   There are no liens for Taxes upon any property or assets of the Company or any Company Subsidiary thereof, except for liens for Taxes not yet due and payable and liens for Taxes that are being contested in good faith by appropriate proceedings as set forth in Section 3.7.5 of Company Disclosure Schedule and as to which adequate reserves have been established in accordance with GAAP.

Section 3.7.6   Neither the Company nor any Company Subsidiary is or has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (or a group of corporations filing a consolidated, combined or unitary income Tax Return under comparable provisions of state, local or foreign tax Law) for any taxable period beginning on or after the taxable period ending December 31, 1998, other than a group the common parent of which is or was the Company or any Company Subsidiary.

Section 3.7.7   Neither the Company nor any Company Subsidiary has any obligation under any Tax sharing agreement or similar arrangement with any other person or entity with respect to Taxes of such other person.

Section 3.7.8   Neither the Company nor any Company Subsidiary has, with regard to any assets or property held or acquired by any of them, filed a consent to the application of Section 341(f) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any Company Subsidiary.

Section 3.7.9   To the Company's knowledge, no member of the Company affiliated group (as defined in Section 1504 of the Code) has recognized any gain in connection with any intercompany transaction that has been deferred for federal, state, local or foreign income tax purposes, except for such gains as have been taken into account on Tax Returns filed prior to the date hereof in accordance with Treasury Regulation Section 1.1502-13 or comparable provisions of state, local or foreign Tax laws.

Section 3.7.10   The Company has not been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 3.7.11   The Company and the Company Subsidiaries have taken no action that is inconsistent with, or which will prevent or inhibit, an election by the Company pursuant to Section 382(l)(5)(H) of the Code and Treasury Regulation Section 1.382-9(i) (and any similar provisions of state or local law) with respect to any "ownership change" (as described in Section 382(g) of the Code) of the Company or any Company Subsidiary, and the Company and the Company Subsidiaries have not made any election pursuant to Section 108(b)(5) of the Code.

Section 3.7.12   "Taxes" shall mean any and all taxes, charges, fees, levies, duties, liabilities, impositions or other assessments, including, without limitation, income, gross receipts, profits, gaming, excise, real or personal property, environmental, recapture, sales, use, value-added, withholding, social security, retirement, employment, unemployment, occupation, service, license, net worth, payroll, franchise, gains, stamp, transfer and recording taxes, fees and charges, except those which the Management Company is responsible for withholding, collecting or paying to a taxing authority that are imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, duties, liabilities, impositions or other assessments. For purposes of this Agreement, "Taxes" also includes any obligations under any agreements or arrangements with any other person or entity with respect to Taxes of such other person or entity (including pursuant to Treasury Regulation Section 1.1502-6 or comparable provisions of state, local or foreign tax law) and including any liability for Taxes of any predecessor entity. "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including attachments thereto and amendments thereof, and including, without limitation, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information and excluding those Tax Returns that are filed by the Management Company (acting as agent of the Company).

Section 3.8   *Real Property.*

Section 3.8.1   Section 3.8.1 of the Company Disclosure Schedule identifies all real property owned by the Company and each Company Subsidiary (the "Company Owned Property") and all real property leased or operated by the Company and each Company Subsidiary (the "Company

Leased Property"). The Company Owned Property and the Company Leased Property is referred to herein collectively as the "Company Real Property."

Section 3.8.2   The Company and each Company Subsidiary have good and marketable fee simple title to the Company Owned Property, and a valid leasehold interest in the Company Leased Property, free and clear of any and all liens, encumbrances, restrictions, leases, options to purchase, options to lease, covenants, assessments, defects, claims or exceptions, except for (A) the exceptions described in the Lease Documents, (B) the exceptions described in the Company SEC Filings or (C) such other liens or exceptions that do not and would not, individually or in the aggregate, materially interfere with the use of the Company Real Property as currently used (collectively, the "Permitted Exceptions"). The Company is the named insured under valid owner's extended coverage owner's policies of title insurance with respect to all Company Owned Property or extended leasehold policies of title insurance with respect to all Company Leased Property, in each case issued by a national title insurance company for the full value of such Company Real Property and subject only to the preprinted exceptions of such policy(ies) and the Permitted Exceptions (collectively, the "Title Policies"). The Company Disclosure Schedule identifies the Company Real Property for which the Company or the Management Company possesses final "as-built" ALTA survey(s), in each case completed in accordance with the Minimum Standard Detail requirements for ALTA/ACSM Land Title Surveys as jointly established and adopted by ALTA and ACSM in 1999 (collectively, the "Surveys").

Section 3.8.3   Item 2 and Note 9 to Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, together constitute a complete and accurate description of the Company Leased Property. True and correct copies of the documents under which the Company Leased Property is leased or operated (the "Lease Documents") have been filed or incorporated by reference as Exhibits 10.01, 10.02, 10.03, 10.09, 10.10 and 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001. The Lease Documents are unmodified and in full force and effect, and there are no other agreements, written or oral, between the Company or any Company Subsidiary in the Company Leased Property or otherwise relating to the use and occupancy of the Company Owned Property or the Company Leased Property. None of the Company, the Company Subsidiaries or, to the Company's knowledge, any other party, is in default under the Lease Documents, and, to the Company's knowledge, no defaults (whether or not subsequently cured) by the Company, the Company Subsidiaries or any other party have been alleged thereunder. To the Company's knowledge: (A) each landlord named in any of the Lease Documents is not in default thereunder, and (B) no defaults (whether or not subsequently cured) by such landlord have been alleged thereunder.

Section 3.8.4   (A) to the Company's knowledge, no Company Real Property is in violation of any applicable Laws, regulations or restrictions; and (B) to the Company's knowledge, there are no material defects in the physical condition of the Company Real Property or the improvements located on the Company Real Property, except to the extent that any such violation or defect would not be reasonably expected to have a Company Material Adverse Effect.

Section 3.8.5   Neither the Company nor any Company Subsidiary has received written notice of, or has any knowledge of, any action, proceeding or litigation pending (and, to the Company's knowledge, overtly contemplated or threatened) (A) to take all or any portion of the Company Real Property, or any interest therein, by eminent domain; (B) to modify the zoning of, or other governmental rules or restrictions applicable to, the Company Real Property or the use or development thereof; (C) otherwise relating to the Company Real Property or the interests of the Company and its Subsidiaries therein, which would be reasonably be expected to have a Material Adverse Effect on the ability of the Company to use, own, improve, develop and/or operate the Company Real Property.

Section 3.8.6   To the Company's knowledge, no portion of the Company Real Property or the roads immediately adjacent to and currently utilized to access the Company Real Property: (A) was the former site of any public or private landfill, dump site, retention basin or settling pond; (B) was the former site of any oil or gas drilling operations; or (C) was the former site of any experimentation, processing, refining, reprocessing, recovery or manufacturing operation for any petrochemicals.

Section 3.8.7   The parcels constituting the Company Real Property are assessed separately from all other adjacent property not constituting the Company Real Property for purposes of real property taxes to the Company's, the property leased to the Company and applicable Company Subsidiary pursuant to each applicable Lease Document and each of the parcels of the Company Real Property complies with all applicable subdivision, land parcelization and local governmental taxation or separate assessment requirements, without reliance on property not constituting Company Real Property.

Section 3.8.8   To the Company's knowledge, the Company Real Property is connected to and serviced by adequate water, sewage disposal, gas and electricity facilities and all material systems (including, without limitation, heating, air conditioning, electrical, plumbing and fire/life safety systems) for the basic operation of the Company Real Property are operable and in good condition (ordinary wear and tear excepted), except to the extent that the lack of any such system or the failure of the property to be in good condition would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.8.9   There are no commitments to or agreements with any governmental authority or agency (federal, state or local) affecting the use or ownership of the Company Real Property which are not described in the Company SEC Filings.

Section 3.8.10   There are no contracts or other obligations outstanding for the sale, exchange, encumbrance, lease or transfer of any of the Company Real Property, or any portion of it, or the businesses operated by the Company or any of the Company Subsidiaries thereon.

Section 3.8.11   The agreement between JCC Fulton Development LLC and The Varna Group New Orleans LLC, dated April 23, 2002 (the "Fulton Street Agreement") has been terminated in accordance with its terms. There are no contracts or other obligations relating to the sale, exchange, encumbrance, use, lease or transfer of such Company Real Property that was the subject of the Fulton Street Agreement. None of the transactions that were contemplated by the Fulton Street Agreement were consummated prior to termination.

Section 3.8.12   The Company has delivered or made available for review to Parent true and correct copies of (A) all Title Policies, together with legible copies of all underlying title exception documents referenced therein, and any updated preliminary title reports, commitments or lender's policies of title insurance in the Company's possession or control relating to the Company Real Property, and (B) all Surveys.

Section 3.9   Title to Personal Property; Liens.

To the Company's knowledge, the Company and each of the Company Subsidiaries has sufficiently good and valid title to, or an adequate leasehold interest in, its tangible personal properties and assets in order to allow it to conduct, and continue to conduct, its business as and where currently conducted. To the Company's knowledge, such tangible personal assets and properties are sufficiently free of liens to allow each of the Company and the Company Subsidiaries to conduct, and continue to conduct, its business as and where currently conducted and to the Company's knowledge the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not alter or impair such ability in any respect. To the Company's knowledge, there are no material defects in the physical condition or operability of such tangible personal assets and properties which would impair the use of such assets and properties as and where such assets and properties are currently used.

Section 3.10 Intellectual Property. Section 3.10 of the Company Disclosure Schedule contains a complete and accurate description of all Intellectual Property owned by the Company. To the Company's knowledge, it owns or has the defensible right to use, whether through ownership, licensing or otherwise, all Intellectual Property used in the businesses of the Company and each Company Subsidiary as such businesses are conducted on the date hereof ("Material Intellectual Property"). Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse impact on the validity or value of any Material Intellectual Property; (A) to the Company's knowledge, no claim of invalidity or conflicting ownership rights with respect to any Material Intellectual Property has been made by a third party and no such Material Intellectual Property is the subject of any pending or, to the Company's knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding; (B) no person or entity has given notice to the Company or any Company Subsidiary that the use of any Material Intellectual Property by the Company, any Company Subsidiary or any licensee is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright or design right, or that the Company, any Company Subsidiary or any licensee has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how; and (C) to the Company's knowledge, the making, using, selling, manufacturing, marketing, licensing, reproduction, distribution, or publishing of any process, machine, manufacture or product related to any Material Intellectual Property, does not and will not infringe any domestic or foreign patent, trademark, service mark, trade name, copyright or other intellectual property right of any third party, and does not and will not involve the misappropriation or improper use or disclosure of any trade secrets, confidential information or know-how of any third party. None of the matters, if any, disclosed on Section 3.10 of the Company Disclosure Schedule would individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Contracts. Except as filed as exhibits to the Company SEC Filings filed prior to the date of this Agreement, or entered into by the Management Company (acting as an agent of the Company), or as disclosed in Section 3.11 of the Company Disclosure Schedule, none of the Company or any Company Subsidiary is a party to or bound by any contract (A) any of the benefits to any party of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or any Ancillary Agreement, or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement or any Ancillary Agreement, or (B) which (1) is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (2) which involves aggregate expenditures in excess of $200,000, (3) which involves annual expenditures in excess of $50,000 and is not cancelable within one year, (4) which contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company, any Company Subsidiary or any of the Company's current or future affiliates, or which restricts the conduct of any line of business by the Company, any Company Subsidiary or any of the Company's current or future affiliates or any geographic area in which the Company, any Company Subsidiary or any of the Company's current or future affiliates may conduct business, in each case in any material respect, (5) which relates to the borrowing of money or the incurrence of any indebtedness by the Company or any Company Subsidiary or the guarantee by the Company or any Company Subsidiary of any such obligation of any other person, (6) which involves a partnership, joint venture or limited liability or management agreement with any person, (7) which relates to or involves any merger, consolidation, business combination, share exchange, business acquisition, or the purchase, acquisition, sale or disposition of any assets of the Company or any of the Company Subsidiaries outside the ordinary course of business, (8) which relates to the Company Real Property, (9) which relates to the food and beverage services of the Company, (10) which relates to any hotel development activity, (11) which relates to construction or renovation at any Company Real Property, (12) which involves the provision of funds to any charitable or community organization which, in the aggregate, exceed $5,000, (13) which relates to the operation of the Company's casino business and which was not entered into on behalf of the Company by any Parent Subsidiary, or (14) which require or obligate the Company or any Company Subsidiary to provide funds to (other than recurring purchases of office products and supplies in the ordinary course of business), or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person, (15) which would prohibit or delay the consummation of the Merger or any of the transactions contemplated by this Agreement or any Ancillary Agreement. Each contract of the type described in Section 3.11, whether or not set forth in Section 3.11 of the Company Disclosure Schedule and except those contracts entered into by the Management Company (acting as an agent of the Company), is referred to herein as a "Company Material Contract." Each Company Material Contract is valid and binding on the Company and each Company Subsidiary party thereto and, to the Company's knowledge, each other party thereto, and in full force and effect, and the Company and each Company Subsidiary has in all material respects performed all obligations required to be performed by it to date under each such Company Material Contract and, to the Company's knowledge, each other party to each Company Material Contract has performed all obligations required to be performed by it to date under such Company Material Contract, except for such failures that would not result in a Company Material Adverse Effect. None of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract or any other contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to (1) prevent or delay consummation of the Merger or (2) otherwise prevents or materially delays performance by the Company of any of its obligations under this Agreement or any Ancillary Agreement. Section 3.11 of the Company Disclosure Schedule provides the Company's good faith estimate of the additional costs which will accrue to the Company under the contracts described in clause (A) of Section 3.11 as a result of the transactions contemplated by this Agreement or any Ancillary Agreement, and such estimate is, in the aggregate, accurate.

Section 3.12   Employee Benefit Plans.

Section 3.12.1   Section 3.12.1 of the Company Disclosure Schedule sets forth a true and complete list of each "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and any other plan, policy, program practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Company or any ERISA Affiliate (as defined below)), which are now, or were within the past 6 years, maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a "Company Benefit Plan"). For purposes of this Section 3.12, "ERISA Affiliate" shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code. Neither the Company, nor to the Company's knowledge, or any other person or entity, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

With respect to each Company Benefit Plan, the Company has delivered or made available to Parent true, correct and complete copies of (A) each Company Benefit Plan (or, if not written a written summary of its material terms), including without limitation all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (B) all summaries and summary plan descriptions, including any summary of material modifications (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan (and, if the most recent annual report is a Form 5500R, the most recent Form 5500C filed with respect to such Company Benefit Plan), (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (F) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, (G) all filings made with any Governmental Entities, including but not limited any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

Section 3.12.2   Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company SEC Filings prior to the date of this Agreement. With respect to the Company Benefit Plans, no event has occurred and, to the Company's knowledge, there exists no condition or set of circumstances in connection with which the Company could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law.

Section 3.12.3   Except as disclosed on Section 3.12.3 of the Company Disclosure Schedule: (A) to the Company's knowledge each Company Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(6) of the Code has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Company Benefit Plan has not yet expired, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Company's knowledge no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, (B) to the Company's knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in liability to the Company or a Company ERISA Affiliate, (C) no suit, administrative proceeding, action or other litigation has been brought, or to the Company's knowledge is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims), (D) no Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) ("Multiemployer Plan") or other pension plan subject to Title IV of ERISA and neither the Company nor any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA, (E) no material liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any Company ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder, (F) none of the assets of the Company or any Company ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (G) neither the

Company nor any ERISA Affiliate has any liability under ERISA Section 502, and (H) all Tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants.

Section 3.12.4   Except as set forth on Section 3.12.4 of the Company Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement by any employee, officer or director of the Company or any Company Subsidiary who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code). Set forth in Section 3.12.4 of the Company Disclosure Schedule is (A) the estimated maximum amount that could be paid to any disqualified individual as a result of the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect, and (B) the "base amount" (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement.

Section 3.12.5   Except as required by Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The Company and each ERISA Affiliates are in material compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and the regulations (including proposed regulations) thereunder and any similar state law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

Section 3.12.6   Neither the Company nor any of the Company Subsidiaries maintains, sponsors, contributes or has any liability with respect to any employee benefit plan program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.

Section 3.12.7   There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against any Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts thereunder which could reasonably be expected to result in any material liability of the Company or any Company Subsidiary to the PBGC, the Department of Treasury, the Department of Labor or any Multiemployer Plan.

Section 3.13   Labor and Other Employment Matters.

Section 3.13.1   Except as would not reasonably be expected to have a Company Material Adverse Effect, and except as to employees of the Company and the Company Subsidiaries whose compensation is administered by the Management Company, neither the Company, nor any Company Subsidiary is delinquent in payments to any of its employees or any other person for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees. Except as would not reasonably be expected to have a Company Material Adverse Effect, and except as to employees of the Company and the Company Subsidiaries whose compensation is administered by the Management Company, the Company and the Company Subsidiaries are in compliance with all applicable material Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety, plant closings, and wages and hours. Except as to employees of the Company and the Company Subsidiaries whose compensation is administered by the Management Company, the Company and the Company Subsidiaries has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees or any other person, and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Except as would not reasonably be expected to have a Company Material Adverse Effect, and except as to employees of the Company and the Company Subsidiaries whose compensation is administered by the Management Company, neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except those contracts entered into by the Management Company (acting as an agent of the Company), none of the Company or any Company Subsidiary is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, and no collective bargaining agreement or other labor union contract is being negotiated by Company or any Company Subsidiary. Except as to employees of the Company and the Company Subsidiaries whose employment is administered by the Management Company, there is no labor dispute, strike, slowdown or work stoppage against the Company or any Company Subsidiary pending or, to the Company's knowledge, threatened which may interfere in any respect with the respective business activities of the Company or any Company Subsidiary. Except as to employees of the Company and the Company Subsidiaries whose terms and conditions of employment are determined by the Management Company, no labor union or similar organization has otherwise been certified or recognized to represent any persons employed by the Company or any Company Subsidiary or has applied to represent such employees or is attempting to organize so as to represent such employees.

Section 3.13.2   To the Company's knowledge, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and except for that which written notice has been delivered or provided by the Company to the Management Company, (A) none of the Company, any Company Subsidiary or their respective representatives or employees has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or any Company Subsidiary, and there is no charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board or any comparable state or foreign agency pending or, to the Company's knowledge, threatened, except where such unfair labor practice, charge or complaint would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (B) there are no material pending claims against the Company or any Company Subsidiary under any workers' compensation plan or policy or for long term disability; (C) there are no material controversies pending or, to the Company's knowledge, threatened, between the Company and any of its respective current or former employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity; (D) no employees of the Company or any Company Subsidiary are in any material respect in violation of any term of any employment contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company or any Company Subsidiary or to the use of trade secrets or proprietary information of others; (E) no employees of the Company or any Company Subsidiary have given notice to the Company or any Company Subsidiary, nor is the Company or any Company Subsidiary otherwise aware, that any such employee intends to terminate his or her employment with the Company or any Company Subsidiary.

Section 3.13.3 Except with respect to those employees whose compensation is administered by the Management Company, the Company has identified in Section 3.13.3 of the Company Disclosure Schedule and has made available to Parent true and complete copies of (A) all severance and employment agreements with directors, officers or employees of or consultants to the Company or any Company Subsidiary; (B) all severance programs and policies of the Company and each Company Subsidiary with or relating to its employees; and (C) all plans, programs, agreements and other arrangements of the Company and each Company Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions. Neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director, officer or any employee of the Company or any Company Subsidiary or affiliate from the Company or any Company Subsidiary or affiliate under any Company Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Company Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any benefits. No individual who is a party to an employment agreement listed in Section 3.13.3 of the Company Disclosure Schedule or any agreement incorporating change in control provisions with the Company has terminated employment or been terminated, nor has any event occurred that could give rise to a termination event, in either case under circumstances that have given, or could give, rise to a severance obligation on the part of the Company under such agreement. Section 3.13.3 of the Company Disclosure Schedule sets forth the Company's best estimates of the amounts payable to the executives and other persons listed therein, as a result of the transactions contemplated by this Agreement, any Ancillary Agreement and/or any subsequent employment termination (including any cash-out or acceleration of options and restricted stock and any "gross-up" payments with respect to any of the foregoing), based on compensation data applicable as of the date of the Company Disclosure Schedule and the assumptions stated thereon.

Section 3.14 Litigation. Except as and to the extent set forth in Company SEC Filings filed prior to the date of this Agreement or with respect to such matters which are controlled by the Management Company, (A) there is no suit, claim, action, proceeding or investigation pending or, to the Company's knowledge, threatened against the Company or any Company Subsidiary or for which the Company or any Company Subsidiary is obligated to indemnify a third party that (1) has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (2) challenges the validity or propriety, or seeks to prevent or delay consummation of, the Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement and (B) neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling, award or other finding which has had or would, individually or in the aggregate, reasonably be expected to (1) prevent or delay consummation of the Merger, (2) otherwise prevent or delay performance by the Company of any of its obligations under this Agreement or any Ancillary Agreement or (3) result in a Company Material Adverse Effect.

Section 3.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

Section 3.15.1 The Company and each Company Subsidiary (A) is in compliance with all, and is not subject to any liability, in each case with respect to any, applicable Environmental Laws, (B) holds or has applied for all Environmental Permits necessary to conduct their current operations and (C) is in compliance with their respective Environmental Permits.

Section 3.15.2 Neither the Company nor any Company Subsidiary has received any written notice, demand, letter, claim or request for information alleging that the Company or any Company Subsidiary may be in violation of, or liable under, any Environmental Law.

Section 3.15.3   Neither the Company nor any Company Subsidiary (A) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the Company's knowledge, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto, or (B) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

Section 3.15.4   None of the real property owned or leased by the Company or any Company Subsidiary is listed or, to the Company's knowledge, proposed for listing on the "National Priorities List" under CERCLA, or any similar state or foreign list of sites requiring investigation or cleanup.

Section 3.15.5   The Company has provided true and correct copies of all reports, studies and other documentation regarding any applicable environmental laws, environmental permits and hazardous materials to the Parent, included but not limited to, phase one environmental site assessments and phase two environmental studies.

Section 3.16   Insurance.   The Company maintains or causes the Management Company to maintain insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company.

Section 3.17   Opinion of Financial Advisors.   Houlihan Lokey Howard & Zukin (the "Company Financial Advisor") has delivered to the Special Committee and to the Company Board its written opinion that the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock (other than Parent and any Parent Subsidiary).

Section 3.18   Vote Required.   The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote, if any, of the holders of any class or series of capital stock or other Equity Interests of the Company necessary to approve this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby and thereby (the "Requisite Stockholder Approval").

Section 3.19   Permits; Compliance with Gaming Laws.

Section 3.19.1   To the Company's knowledge, and except for such matters for which the Management Company has sole responsibility pursuant to the Management Agreement, each of the Company and the Company Subsidiaries, and each of their respective directors, officers, persons performing management functions similar to officers and, to the Company's knowledge, partners, is in possession of all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including but not limited to all authorizations under the Company Gaming Laws), necessary for the Company and the Company Subsidiaries to own, lease and operate its properties and to conduct the business and operations of the Company and the Company Subsidiaries in the manner described in the Company SEC Filings filed prior to the date hereof and as it is being conducted as of the date hereof (the "Company Permits"), and all of such Company Permits are valid, and in full force and effect, except for where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Company Permit that currently is in effect the loss of which either individually or in the aggregate would be reasonably expected to have a Company Material Adverse Effect. To the Company's knowledge, each of the Company and the Company Subsidiaries, and each of their respective directors, officers, persons performing management functions similar to officers and, partners, are in compliance with the terms of the Company Permits, except for such failures to comply, which individually or in the aggregate, would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. Except as disclosed in the Company SEC Filings filed prior to the date of this Agreement, to the Company's knowledge, none of the Company, the Company Subsidiaries or the businesses of the Company and the Company Subsidiaries are being conducted in violation or default of or in conflict with (A) any Law, ordinance or regulation of any Governmental Entity (including, without limitation, any Company Gaming Laws), (B) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of any Company Subsidiary is bound or affected or (C) any Company Permit, except for possible violations, conflicts or defaults which individually or in the aggregate do not and would not be reasonably expected to have a Company Material Adverse Effect. The Company has received no notice of any investigation or review by any Governmental Entity with respect to the Company or any of the Company Subsidiaries that is pending, and, to the Company's knowledge, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

Section 3.19.2   Except as disclosed in Section 3.19.2 of the Company Disclosure Schedule and except those received by the Management Company, neither the Company nor any of the Company Subsidiaries, nor any of their respective directors, officers, key employees or persons performing management functions similar to officers or, to the Company's knowledge, partners of the Company or any of the Company Subsidiaries has received any claim, demand, notice, complaint, court order or administrative order from any Governmental Entity since March 29, 2001 under, or relating to any violation or possible violation of any Company Gaming Laws, except for such possible violations which would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Company's knowledge, there are no facts unknown to the executive officers of the Management Company, which if known to the regulators under the Company Gaming Laws would be reasonably expected to result in the revocation, limitation or suspension of a Company Permit, finding of suitability, registration, or approval of it, any Company Subsidiary, or of any officer, director, key employees or other person performing management functions similar to an officer or partner, under any Company Gaming Laws. To the Company's knowledge, neither the Company nor any of the Company Subsidiaries has suffered a suspension or revocation of any Company Permit held under the Company Gaming Laws.

Section 3.20   Disclosure Documents.   (A) The Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time such stockholders vote on adoption of this Agreement, and at the Effective Time and (B) the Schedule 13E-3 and any Other Filings or any supplement or amendment thereto, at the time of the filing thereof and at the time of any distribution or dissemination thereof, in each case, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.20 will not apply to statements or omissions included in the Proxy Statement or any Other Filings based upon information furnished in writing to the Company by Parent, the Management Company or Merger Sub specifically for use therein.

Section 3.21   Brokers.   No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has heretofore made available to Parent a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement.

Article 4.
Representations and Warranties of Parent and Merger Sub

Except as set forth in the Disclosure Schedule delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule"), which shall identify exceptions by specific Section references, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1   Organization and Qualification; Subsidiaries.   Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing, under the laws of the State of Delaware, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2   Authority; No Conflict.

Section 4.2.1   Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and each Ancillary Agreement to be consummated by it. The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action (including approval by Parent as the sole stockholder of the Merger Sub) and no other corporate proceedings on the part of Parent and Merger Sub and no other stockholder votes are necessary to authorize this Agreement or any such Ancillary Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement and each Ancillary Agreement to which Parent or the Merger Sub is a party have been duly authorized and validly executed and delivered by Parent and Merger Sub, as applicable, and constitute a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors' rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).

Section 4.2.2   The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by Parent or Merger Sub does not, and the performance of this Agreement and each Ancillary Agreement to which it is a party by the Parent and Merger Sub will not, (A) conflict with or violate any provision of the Parent Certificate or Parent By-laws or any equivalent organizational documents of Merger Sub, or (B) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or any Parent Subsidiary pursuant to, any note, bond, mortgage, indenture, material agreement, material lease or material license, to which Parent is a party, except in any such case for any matters described in Section 4.2.2(B) above that would not be reasonably likely to prevent Parent or Merger Sub from performing its obligations under this Agreement or any Ancillary Agreement (to which Parent or Merger Sub is a party) in all material respects.

Section 4.3   Ownership of Merger Sub; No Prior Activities.

Section 4.3.1   Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

Section 4.3.2   Parent has delivered to the Company a true and correct copy of the organizational documents of Merger Sub.

Section 4.3.3   Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and each Ancillary Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

Section 4.4   Brokers.   No broker, finder or investment banker (other than Bear Stearns & Co., Inc., Parent's financial advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or any Parent Subsidiary.


Article 5.
Additional Agreements


Section 5.1   Conduct of Business by the Company Pending the Effective Time.   The Company shall conduct its business in the ordinary course consistent with past practice. Furthermore, the Company expressly agrees and undertakes that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless Parent shall otherwise agree in writing: the Company will, and will cause each Company Subsidiary to, (A) subject to the restrictions set forth in this Section 5.1, conduct its operations only in the ordinary and usual course of business consistent with past practice and in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Laws, ordinances, rules and regulations of any Governmental Entity, (B) pay debts and Taxes when due subject to good faith disputes over such debts or Taxes, (C) pay or perform other material obligations when due subject to good faith disputes over such obligations, (D) use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, and to preserve the current relationships of the Company and each Company Subsidiary with such of the customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations, with the intention that its goodwill and ongoing business will be unimpaired at the Effective Time, (E) maintain its books, accounts and records in its usual manner consistent with past practices, (F) maintain and keep its properties and equipment in good repair, working order and condition (except ordinary wear and tear) and (G) notify Parent in writing of any material event involving its or any of the Company Subsidiaries' business or operations promptly upon its occurrence. Notwithstanding the foregoing, nothing in this Section 5.1 shall prohibit, prevent or otherwise restrict the ability or the obligations of the Management Company to take any action, to manage the Company's casino business or to otherwise fulfill its obligations under the Management Agreement. Without limiting the foregoing, and as an extension thereof, except as specifically permitted by any other provision of this Agreement and except as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not (unless required by

applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company), and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do or authorize or enter into a contract, agreement or otherwise make a commitment to do, any of the following without the prior written consent of Parent:

Section 5.1.1   amend or otherwise change its certificate of incorporation or By-laws or equivalent organizational documents;

Section 5.1.2   (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right) or "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units, of the Company or any Company Subsidiary, other than the issuance of shares of Company Common Stock upon the exercise of Company Options outstanding as of the date hereof in accordance with their terms or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, including by operation of Law or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property and Company Real Property) of the Company or any Company Subsidiary, except pursuant to existing contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice;

Section 5.1.3   declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

Section 5.1.4   reclassify, combine, split, exchange, recapitalize, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

Section 5.1.5   (i) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, (B) enter into any joint ventures, strategic alliances or partnerships (other than as may be entered into by the Management Company on behalf of the Company or the Company Subsidiaries pursuant to the Management Agreement), or (C) otherwise enter into any other contracts, agreements, transactions or understandings which, in the aggregate, involve expenditures in excess of $50,000 or otherwise are not cancelable within one year, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, or enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any derivative contracts or make investments in marketable securities, (iii) terminate, cancel, amend or request any material change in, or agree to any material change in, any Company Material Contract, (iv) enter into (A) any licensing, distribution, marketing, reseller, merchant services, advertising, sponsorship or other similar agreement other than in the ordinary course of business consistent with past practice, (B) any contracts, agreements, or obligations granting any non-competition, exclusive distribution or other exclusive rights, (C) any contracts, agreements or obligations with affiliates of the Company or any Company Subsidiary (other than Parent or any Parent Subsidiary), regardless of whether such transaction may otherwise be in accordance with any other provision of this Agreement or (D) any contract, agreement or obligation with any of the Company's officers, directors or employees, (E) any contracts that would have been Company Material Contracts if they had been entered into prior to the date hereof, (F) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.1 or (G) make or authorize any capital expenditures, or (v) terminate, cancel, amend or request any change in or agree to any change in, or otherwise take any action with respect to, the Management Agreement;

Section 5.1.6   make any payments to non-employee service providers, including without limitation attorneys, accountants, architects and consultants, in excess of $10,000 individually, or $25,000 in the aggregate.

Section 5.1.7   transfer or license to any person or otherwise extend, amend or modify in any material respect any rights to the Company's Intellectual Property;

Section 5.1.8   except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 3.12.1 of the Company Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Company Subsidiary, (C) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law, ordinance, rule or regulation of any Governmental Entity or the terms of a collective bargaining agreement in existence on the date of this Agreement, (D) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or pay any benefit not required by any Company Benefit Plan or (E) change in any material respect any management policies or procedures;

Section 5.1.9   (A) pre-pay any debt or pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except as may be required in any existing credit agreement between the Company and Company Subsidiaries and any other person or in the ordinary course of business consistent with past practice and in accordance with their terms, (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, (C) delay or accelerate payment of any account payable or other obligation or liability in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice, or (D) vary the Company's inventory practices in any material respect from the Company's past practices;

Section 5.1.10   fail to maintain its existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, procure substantially similar substitute insurance policies which in all material respects provide coverage in at least such amounts and insure against such risks as are currently covered by such policies;

Section 5.1.11   make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

Section 5.1.12   initiate, waive, release, assign, settle or compromise any contingent claims, suit, proceedings, investigations, actions, or any litigation or arbitration;

Section 5.1.13   make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or except as may be required by applicable law, make any change to any of its material methods of reporting income or deductions for Federal income tax purposes from those employed in the preparation of its Federal income Tax Return for any taxable year ending after December 31, 1998;

Section 5.1.14   modify, amend or terminate, or waive, release or assign any rights or claims with respect to any confidentiality or standstill agreement to which the Company or any Company Subsidiary is a party;

Section 5.1.15   write up, write down or write off the book value of any assets;

Section 5.1.16   take any action to exempt or make not subject to (A) the provisions of Section 203 of the DGCL or, (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person or entity (other than Parent, Merger Sub and any Parent Subsidiary) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

Section 5.1.17   form any Subsidiary;

Section 5.1.18   pledge, commit or provide funds to any charitable or community organization;

Section 5.1.19   dissolve, liquidate or otherwise terminate the existence in good standing of the Company or any Company Subsidiary under applicable law;

Section 5.1.20   take any action with respect to the Company's food and beverage services, parking facilities and services, any hotel development activities, the second floor of the Company's casino facilities, the Company Real Property located on Fulton Street, or facilities of the Company or any Company Subsidiary;

Section 5.1.21   except as permitted by Section 5.6.1, take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; or

Section 5.1.22   authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Notwithstanding the foregoing, no action or inaction by the Management Company, except for such action and inaction directed by the Company or any Company Subsidiary, shall constitute a breach or violation by the Company of this Section 5.1.

Section 5.2   Cooperation.   The Company and Parent shall coordinate and cooperate in connection with (A) the preparation of the Proxy Statement, the Schedule 13E-3 and any Other Filings, (B) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts, in connection with the consummation of the Merger and (C) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement, the Schedule 13E-3 or any Other Filings and timely seeking to obtain any such actions, consents, approvals or waivers.

Section 5.3   Proxy Statement and Schedule 13E-3.

Section 5.3.1   As promptly as practicable after the execution of this Agreement, the Company and Parent shall cooperate and promptly prepare and file with the SEC a proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the "Proxy Statement") and a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with respect to the

Merger and any Other Filings, if any. The respective parties shall cause the Proxy Statement and the Schedule 13E-3 to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including Regulation 14A and Rule 13e-3. The respective parties, after consultation with the other, will use all reasonable efforts to respond to any comments made by the SEC with respect to the Proxy Statement, any Other Filings and the Schedule 13E-3. Parent and the Company shall furnish to each other all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Proxy Statement, any Other Filings and the Schedule 13E-3. As promptly as practicable after the clearance of the Proxy Statement and the Schedule 13E-3 by the SEC, the Company shall mail the Proxy Statement to its stockholders (or, if the SEC chooses not to review the Proxy Statement and the Schedule 13E-3, within 10 days after the date that the SEC notifies the Company that it will not review the Proxy Statement). The Proxy Statement shall include the recommendation of the Company Board that adoption of the Merger Agreement by the Company's stockholders is advisable and that the Company Board has determined that the Merger is fair and in the best interests of the Company's stockholders.

No amendment or supplement (other than pursuant to Section 425 of the Securities Act with respect to releases made in compliance with Section 5.9) to the Proxy Statement, the Schedule 13E-3 or any Other Filings will be made by the Company without the approval of Parent. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or any Other Filings or comments thereon and responses thereto or requests by the SEC for additional information.

Section 5.3.2   Each of the parties agrees to use its best efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the Proxy Statement, the Other Filings and the Schedule 13E-3. Each party agrees promptly to supplement, update and correct any information provided by it for use in the Proxy Statement, the Other Filings and the Schedule 13E-3 if and to the extent that it is of shall have become incomplete, false or misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent or Parent Subsidiary or the respective officers and directors, should be discovered by Parent which should be set forth in an amendment to the Proxy Statement, Other Filings or Schedule 13E-3, Parent shall promptly inform the Company. If at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement, any Other Filing or the Schedule 13E-3, the Company shall promptly inform Parent. All documents that the Company is responsible for filing in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act, the rules and regulations, thereunder and other applicable Laws.

Section 5.4   Stockholders' Meetings.   In accordance with the Company's Certificate of Incorporation and By-Laws, the Company shall call and hold a meeting of its stockholders (the "Company Stockholders' Meeting") as promptly as practicable for the purpose of voting upon the approval of the Merger, and the Company shall use its best efforts to hold the Company Stockholders' Meeting as promptly as practicable after the date on which the Proxy Statement is cleared by the SEC.

Section 5.5   Access to Information; Confidentiality.   From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, and agents and other representatives (collectively, "Company Representatives") to: (A) provide to Parent and Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, "Parent Representatives")) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the Parent or the Parent Representatives may reasonably request. No investigation conducted pursuant to this Section 5.5 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.

Section 5.6   No Solicitation of Transactions.

Section 5.6.1   None of the Company or any Company Subsidiary shall, directly or indirectly, take (and the Company shall not authorize or permit the Company Representatives or, to the extent within the Company's control, other affiliates to take) any action to (A) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any Acquisition Proposal, (B) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement or (C) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; *provided, however,* that prior to the Company receiving the Requisite Stockholder Approval, this Section 5.6 shall not prohibit the Company from furnishing nonpublic information regarding the Company or any Company Subsidiary to a person making an unsolicited Qualifying Acquisition Proposal submitted to the Company by such person (and not withdrawn) if (i) neither the Company nor any Representative of any of the Company or any Company Subsidiary shall have violated the provisions of this Section 5.6, and (ii) the Company Board concludes in good faith by majority vote of those directors entitled to vote thereon, after having taken into account the advice of the Special Committee and upon receiving the opinion of its outside legal counsel, that such action is necessary for the Company Board to comply with its fiduciary obligations to the Company's stockholders.

For purposes of this Section 5.6.1, a "Qualifying Acquisition Proposal" shall mean an offer to purchase for cash, at a price per share of at least 115% of the Merger Consideration, all outstanding capital stock of the Company from a person that has demonstrated (to the satisfaction of all Non-HET Nominated Directors and Non-HET Affiliated Directors, as such terms are defined in the Company Certificate) the financial ability to consummate such a purchase.

Section 5.6.2   The Company shall, as promptly as practicable (and in no event later than 24 hours after receipt thereof), advise Parent of any inquiry received by it relating to any potential Acquisition Proposal and of the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, shall furnish to Parent a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry, if it is not in writing and shall keep Parent fully informed on a prompt basis with respect to any developments with respect to the foregoing.

Section 5.6.3   Neither the Company Board nor any committee thereof, including the Special Committee, shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board or such committee of the adoption and approval of the Merger and the matters to be considered at the Company Stockholders' Meeting, (B) other than the Merger, approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (C) other than the Merger, cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

Section 5.7   Appropriate Action; Consents; Filings.

Section 5.7.1   The Company and Parent shall use their reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and each Ancillary Agreement as promptly as practicable, (B) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the Company Gaming Laws), in connection with the authorization, execution and delivery of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated herein and therein, including, without limitation, the Merger, and (C) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and each Ancillary Agreement and the Merger required under (w) the Exchange Act, and any other applicable federal or state securities Laws, (x) Company Gaming Laws, and (z) any other applicable Law; provided, that Parent and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith and, *provided*, *however*, that nothing in this Section 5.7.1 shall require Parent to agree to (AA) the imposition of conditions, (BB) the requirement of divestiture of assets or property or (CC) the requirement of expenditure of money by Parent or the Company to a third party in exchange for any such consent. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Schedule 13E-3) in connection with the transactions contemplated by this Agreement and each Ancillary Agreement.

Section 5.7.2   The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, all reasonable efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the transactions contemplated in this Agreement and each Ancillary Agreement, (B) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, (C) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time or a Parent Material Adverse Effect from occurring after the Effective Time, or (D) otherwise referenced in Section 6.2.3. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.7.2, such party shall use all reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 5.7.3   From the date of this Agreement until the Effective Time, the Company shall promptly notify Parent in writing of any pending or, to the Company's knowledge, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (A) challenging or seeking damages in connection with the Merger or the conversion of Company Common Stock into the Merger Consideration pursuant to the Merger or (B) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Parent or any Parent Subsidiary to own or operate all or any portion of the businesses or assets of the Company or any Company Subsidiary.

Section 5.8   Certain Notices.   From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (A) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied or (B) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement or any Ancillary Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied; *provided*, *however*, that the delivery of any notice pursuant to this Section 5.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.9   Public Announcements.   Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation. Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form attached hereto as Annex C.

Section 5.10   Employee Benefit Matters.   With respect to any "employee benefit plan" as defined in Section 3(3) of ERISA maintained by Parent or any Parent Subsidiary (collectively, the "Parent Benefit Plans") in which any director, officer or employee of the Company or any Company Subsidiary (the "Company Employees") will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Employees with the Company or a Company Subsidiary, as the case may be, for purposes of vacation and severance and participation in, but not for purposes of benefit accrual, in any Parent Benefit Plan in which such Company Employees may be eligible to participate after the Effective Time.

Section 5.11   Indemnification of Directors and Officers.

Section 5.11.1   After the Effective Time, through the sixth anniversary of the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present (as of the Effective Time) and former officer and director of the Company or any Company Subsidiary (the "Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including reasonable attorneys' fees and expenses) incurred in connection with any claim, action, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to such officer's or director's actions taken in good faith (and in a manner reasonably believed to be in or not opposed to the best interests of the Company) with respect to the Merger and this Agreement, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law and to the same extent as provided in the Company Certificate or Company By-Laws in effect on the date hereof; provided that no Indemnified Party may settle any such claim without the prior approval of the Surviving Corporation (which approval shall not be unreasonably withheld or delayed).

Section 5.11.2   Parent and the Surviving Corporation agree that the indemnification obligations set forth in the Company Certificate and the Company By-laws, in each case as of the date of this Agreement, shall survive the Merger (and, prior to the Effective Time, Parent shall cause the Certificate of Incorporation and By-laws of Merger Sub to reflect such provisions) and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any individual who on or prior to the Effective Time was a director, officer, trustee, fiduciary, employee or agent of the Company or any Company Subsidiary or who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, unless such amendment or modification is required by Law.

Section 5.11.3   For six years from the Effective Time, the Surviving Corporation shall provide to the Company's current and former directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; *provided, however*, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the last annual premium paid prior to the date of this Agreement, which premium the Company represents and warrants to be approximately $360,000. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 5.11.3, which policies provide such directors and officers with coverage for an aggregate period of three years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder. The obligations under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.11 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.11 applies shall be third party beneficiaries of this Section 5.11).

Section 5.11.4   In the event Parent or the Surviving Corporation (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.11.

Article 6.
Closing Conditions

Section 6.1   *Conditions to Obligations of Each Party Under This Agreement.*   The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

Section 6.1.1   *Stockholder Approval.*   The Requisite Stockholder Approval shall have been obtained.

Section 6.1.2   *No Order.*   No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger.

Section 6.2   *Additional Conditions to Obligations of Parent and Merger Sub.*   The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions (which may be waived in Parent's sole and absolute discretion):

Section 6.2.1   *Representations and Warranties.*   (A) Each of the representations and warranties of the Company contained in this Agreement that are qualified by materiality or Company

Material Adverse Effect shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time, (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date); (B) all representations and warranties which are not so qualified shall be true and correct in all respects (except that those representations and warranties which address matters only as of a particular date need only remain true and correct in all respects as of such date) except for such breaches of any representation and warranty which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (C) the representations and warranties of the Company set forth in Section 3.3 shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time. Parent shall have received a certificate of the Chief Executive Officer of the Company dated as of the Effective Date certifying as to (A), (B) and (C) above.

Section 6.2.2 Agreements and Covenants.   The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of the Chief Executive Officer of the Company certifying as to its performance or compliance.

Section 6.2.3 Consents and Approvals.   All consents, approvals and authorizations listed in Section 3.4, or required to be set forth in the related section of the Company Disclosure Schedule shall have been obtained in each case, without (A) the imposition of conditions, (B) the requirement of divestiture of assets or property or (C) the requirement of expenditure of money by Parent to a third party in exchange for any such consent.

Section 6.2.4 Disinterested Stockholder Approval.   The Company shall have received the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock not held by Parent, any Parent Subsidiary and their respective officers and directors.

Section 6.2.5 Litigation.   The Company shall have dismissed the action pending in the Louisiana Civil District Court of New Orleans, *Jazz Casino Co., LLC and JCC Holding Co. v. Harrah's New Orleans Mgmt. Co., et. al.,* No. 02-6098, and shall have either (a) dismissed the proceeding pending in the Delaware Court of Chancery entitled *Harrah's Enter., Inc. v. JCC Holding Company*, Civil Action No. 19479, and any appeals thereof including that certain appeal pending in the Supreme Court of the State of Delaware (No. 331,2002) or (b) shall have executed all documents, in a form satisfactory to Parent necessary to permit Parent to dismiss such lawsuit immediately following the Effective Time.

Section 6.2.6 Dissenting Shares.   The total number of Dissenting Shares shall not exceed 10% of the outstanding shares of Company Common Stock at the Effective Time.

Section 6.2.7 Separation Agreements.   The Separation Agreements entered into by Paul Debban and Preston Smart shall be in full force and effect and no party thereto shall be in breach thereof.

Section 6.2.8 Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to the following conditions:

Section 6.3.1 Representations and Warranties. Each of the representations and warranties of Parent contained in this Agreement that are qualified by materiality or Parent Material Adverse Effect shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time, (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date) and all representations and warranties which are not so qualified shall be true and correct in all material respects (except that those representations and warranties which address matters only as of a particular date need only remain true and correct in all material respects as of such date). The Company shall have received a certificate of an officer of Parent certifying as to performance or compliance.

Section 6.3.2 Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of a responsible officer of Parent certifying as to its performance or compliance.

Article 7.
Termination, Amendment and Waiver

Section 7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

Section 7.1.1 By mutual written consent of Parent and the Company;

Section 7.1.2 By either the Company or Parent if the Merger shall not have been consummated prior to January 30, 2003; *provided*, *however*, that such date may, from time to time, be extended by Parent (by written notice thereof to the Company) up to and including April 30, 2003 in the event all conditions to effect the Merger other than those set forth in Section 6.1.2 and Section 6.2.3 (the "Regulatory Conditions") have been or are capable of being satisfied at the time of each such extension and the Regulatory Conditions have been or are reasonably capable of being satisfied on or prior to April 30, 2003, (such earlier date, as it may be so extended, shall be referred to herein as the "Outside Date"); provided further that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

Section 7.1.3 By Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or any Ancillary Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable best effort to resist, resolve or lift, as applicable, subject to the provisions of Section 5.7);

Section 7.1.4 By Parent if (A) the Company Board (with the concurrence of a majority of the Non-HET Nominated Directors and Non-HET Affiliated Directors, each term as defined in the Company Certificate) shall have withdrawn, or adversely modified, or failed (upon Parent's request) to reconfirm its recommendation of the Merger or this Agreement or any Ancillary Agreement (or determined to do so), (B) the Company Board (with the concurrence of a majority of the Non-HET Nominated Directors and Non-HET Affiliated Directors, each term as defined in the Company Certificate) shall have determined to recommend to the stockholders of the Company that they approve an Acquisition Proposal other than that contemplated by this Agreement, (C) a tender offer or exchange offer that, if successful, would result in any person or group (other than Parent or an affiliate of Parent) becoming a beneficial owner of 10% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an affiliate of Parent) and the Company Board fails to recommend that the stockholders of the Company not tender their shares in such tender or exchange offer, (D) any person (other than Parent or an Affiliate of Parent) or group becomes the beneficial owner of 10% or more of the outstanding shares of Company Common Stock, or (E) for any reason the Company (with the concurrence of a majority of the Non-HET Nominated Directors and Non-HET Affiliated Directors, each term as defined in the Company Certificate) fails to call or hold the Company Stockholders' Meeting by the Outside Date;

Section 7.1.5 By Parent, if since the date of this Agreement, there shall have been any event, development or change of circumstance that constitutes, has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and such Company Material Adverse Effect is not cured within 10 days after written notice thereof or if (A)(1) there shall be breached any covenant or agreement on the part of a party other than Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement, (2) any representation or warranty of a party other than Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement that is qualified as to materiality or Material Adverse Effect shall have become untrue or (3) any representation or warranty of a party other than Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement that is not so qualified shall have become untrue in any material respect, (B) such breach or misrepresentation is not cured within 10 days after written notice thereof and (C) such breach of misrepresentation would cause the conditions set forth in Section 6.2.1 or Section 6.2.2 not to be satisfied (a "Terminating Company Breach");

Section 7.1.6 By the Company, if (A)(1) Parent has breached any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement, (2) any representation or warranty of Parent or Merger Sub that is qualified as to materiality or Material Adverse Effect shall have become untrue or (3) any representation or warranty of Parent or Merger Sub that is not so qualified shall have become untrue in any material respect, (B) such breach or misrepresentation is not cured within 10 days after written notice thereof and (C) such breach or misrepresentation would cause the conditions set forth in Section 6.3.1 or Section 6.3.2 not to be satisfied (a "Terminating Parent Breach").

Section 7.2 Effect of Termination.

Section 7.2.1 Limitation on Liability. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1 this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors except (A) with respect to Section 5.5, Section 5.9, this Section 7.2 and Article 8 and (B) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement or any Ancillary Agreement.

Section 7.2.2 Parent Expenses. Parent and the Company agree that if this Agreement is terminated pursuant to Section 7.1.4 or Section 7.1.5, then the Company shall pay Parent an amount equal to $1.5 million to cover Parent Expenses.

Section 7.2.3 Payment of Expenses. Payment of Expenses pursuant to Section 7.2.2 shall be made not later than two business days after delivery to the other party of notice of demand for payment.

Section 7.2.4 Termination Fee. In addition to any payment required by the foregoing provisions of this Section, in the event that this Agreement is terminated pursuant to Section 7.1.4(A), (B), (C) or (E) or 7.1.5(A)(1) and a definitive agreement for a transaction which is the subject of an Acquisition Proposal is entered into, or a transaction which is the subject of an Acquisition Proposal is consummated, within twelve months of the termination of this Agreement, then the Company shall pay to Parent within two business days thereafter, a termination fee of $3.5 million.

Section 7.2.5 All Payments. All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.

Section 7.3 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, no amendment to this Agreement shall be made subsequent to the adoption of this Agreement by the stockholders of the Company that by law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 7.4 Waiver. At any time prior to the Effective Time, any party hereto may (A) extend the time for the performance of any of the obligations or other acts of the other party hereto, (B) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (C) waive compliance by the other party with any of the agreements or conditions contained herein; *provided*, *however*, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 7.5 Fees and Expenses. Subject to Section 7.2.1 and Section 7.2.2 of this Agreement, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; *provided*, *however*, that each of Parent and the Company shall pay one-half of the expenses related to printing, filing and mailing the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the Schedule 13E-3 and the Other Filings.

Article 8.
General Provisions

Section 8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

> Harrah's Operating Company, Inc.
> One Harrah's Court
> Las Vegas, Nevada 89118
> Attn: General Counsel

with a mandated copy to:

> Latham & Watkins
> 650 Town Center Drive, Suite 2000
> Costa Mesa, California 92626
> Attention: Charles K. Ruck, Esquire

If to the Company, addressed to it at:

> JCC Holding Company
> One Canal Place
> 365 Canal Street, Suite 900
> New Orleans, Louisiana 70130

with a mandated copy to:

> Hunt & Ayres LLP
> 1818 Market Street, 33rd Floor
> Philadelphia, Pennsylvania 19103
> Attention: John Frazier Hunt, Esquire

Section 8.3   Certain Definitions.   For purposes of this Agreement, the term:

"*Acquisition Proposal*" means any offer or proposal concerning any (a) merger, consolidation, business combination, or similar transaction involving the Company or any Company Subsidiary, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company or the Company Subsidiaries representing 10% or more of the consolidated assets of the Company and the Company Subsidiaries, (c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 10% or more of the voting power of the Company or (d) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the outstanding voting capital stock of the Company or (e) any combination of the foregoing (other than the Merger).

"*affiliate*" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person;

"*Ancillary Agreements*" means the Separation Agreements and the Voting Agreements;

"*beneficial ownership*" (and related terms such as "beneficially owned" or "beneficial owner") shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

"*Blue Sky Laws*" shall mean state securities or "blue sky" laws.

"*Business Day*" shall mean any day other than a day on which the SEC shall be closed.

"*CERCLA*" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company Gaming Laws*" means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations and manufacturing and distributing operations of the Company or any Company Subsidiaries, including, without limitation, the Louisiana Gaming Control Board and any applicable state gaming law and any federal or state laws relating to currency transactions.

"*Company Material Adverse Effect*" means any change affecting, or condition having an effect on, the Company and the Company Subsidiaries that is, or would reasonably be expected to be, materially adverse to the assets, liabilities, business, financial condition, results of operations or prospects of the Company and the Company Subsidiaries, taken as a whole; provided that the term "Company Material Adverse Effect" shall exclude any effects on the Company resulting from (a) changes in the U.S. economy in general, (b) changes in the gaming industry not specifically related to the Company, and (c) changes in the regional economy in which the Company operates.

"*Company Stock Option Plans*" means JCC Holding Company 1998 Long Term Incentive Plan, any other plan, agreement or arrangement related to any Company Options.

"*contracts*" means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any company is a party or to which any of the assets of the companies are subject, whether oral or written, express or implied.

"*control*" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

"*Environmental Laws*" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to the pollution, protection, investigation or restoration of the environment, health and safety as affected by the environment or natural resources, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, wetlands, pollution or contamination.

"*Environmental Permits*" means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

"*Equity Interest*" means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

"*Exchange*" means the New York Stock Exchange or any natural securities exchange or inter-dealer quotation system.

"*Exchange Act*" shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"*Expenses*" includes all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Ancillary Agreements and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement, the Schedule 13E-3 and any Other Filings and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereto.

"*GAAP*" means generally accepted accounting principles as applied in the United States.

"*Governmental Entity*" means domestic or foreign governmental, administrative, judicial or regulatory authority.

"*group*" is defined as in the Exchange Act, except where the context otherwise requires.

"*Hazardous Materials*" means (A) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (B) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

"*Intellectual Property*" means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, trade secrets, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, software, and all documentation thereof.

"*knowledge*" will be deemed to be present when the matter in question was brought to the attention of any officer of Parent or the Company, as the case may be, and in the case of the Company, the knowledge of Paul Debban, Preston Smart and Camille Fowler after a reasonable due and diligent inquiry, which shall not include the duty to inquire of the Management Company.

"*Law*" means foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

"*Management Agreement*" means that certain Third Amended and Restated Management Agreement, dated as of March 30, 2001, by and between Harrah's New Orleans Management Company and Jazz Casino Company, L.L.C. Management Company.

"*Management Company*" means Harrah's New Orleans Management Company.

"*Other Filings*" means all filings made by, or required to be made by, the Company with the SEC other than the Proxy Statement.

"*Parent Material Adverse Effect*" means any change affecting, or condition having an effect on, Parent, Merger Sub and the Parent Subsidiaries that is, or would reasonably be expected to be, materially adverse to the assets, liabilities, business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, other than any change or condition relating to the economy or securities markets in general, or the industries in which Parent operates in general, and not specifically relating to Parent.

"*person*" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

"*SEC*" means the Securities and Exchange Commission.

"*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"*Subsidiary*" *or* "*Subsidiaries*" of Parent, the Company, the Surviving Corporation or any other person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company, the Surviving Corporation or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

Section 8.4   Terms Defined Elsewhere.   The following terms are defined elsewhere in this Agreement, as indicated below:

"*Agreement*"	Preamble
"*Certificate of Merger*"	Section 1.2
"*Certificates*"	Section 2.2.2
"*Company*"	Preamble
"*Company Benefit Plan*"	Section 3.12.1
"*Company Board*"	Recitals
"*Company By-laws*"	Section 3.2
"*Company Certificate*"	Section 3.2
"*Company Common Stock*"	Section 2.1.1
"*Company Disclosure Schedule*"	Article 3
"*Company Employees*"	Section 5.10
"*Company Financial Advisor*"	Section 3.17
"*Company Leased Property*"	Section 3.8.1
"*Company Material Contract*"	Section 3.11
"*Company Options*"	Section 2.5
"*Company Owned Property*"	Section 3.8.1
"*Company Permits*"	Section 3.19.1
"*Company Real Property*"	Section 3.8.1
"*Company Representatives*"	Section 5.5
"*Company SEC Filings*"	Section 3.5.1
"*Company Stockholders' Meeting*"	Section 5.4
"*Company Subsidiaries*"	Section 3.1
"*D&O Insurance*"	Section 5.11.2
"*Dissenting Stockholders*"	Section 2.1.1
"*DGCL*"	Recitals

"Terminating Parent Breach"	Section 7.1.6
"Title Policies"	Section 3.8.2
"Voting Agreements"	Recitals

Section 8.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 8.7 Entire Agreement. This Agreement (together with the Exhibits, Parent and Company Disclosure Schedules and the other documents delivered pursuant hereto), and the Ancillary Agreements constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

Section 8.8 Assignment. This Agreement shall not be assigned by operation of law or otherwise.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.11, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 8.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 8.11.1 This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles.

Section 8.11.2 Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on

the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 8.11.3 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11.3.

Section 8.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware State Court or Federal Court of the United States of America, sitting in Delaware, or any appellate court from any thereof, in each case having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HARRAH'S OPERATING COMPANY, INC.

By:/s/ CHARLES L. ATWOOD
    Name: Charles L. Atwood
    Title: Senior Vice President, Chief Financial
            Officer, and Treasurer

SATCHMO ACQUISITION, INC.

By:/s/ CHARLES L. ATWOOD
    Name: Charles L. Atwood
    Title: Senior Vice President, Chief Financial
            Officer, and Treasurer

JCC HOLDING COMPANY

By:/s/ PAUL DEBBAN
    Name: Paul Debban
    Title: Chairman and President

[Houlihan Lokey Howard & Zukin Capital letterhead]

APPENDIX B

July 29, 2001

The Special Committee of the Board of Directors
JCC Holding Company
One Canal Place
365 Canal Street, Suite 900
New Orleans, LA 70130

Members of the Special Committee:

We understand that approximately 63% of the common stock of JCC Holding Co. (the "Company") is currently held by an affiliate of Harrah's Entertainment, Inc. (together with its affiliates "Harrah's" hereinafter). We also understand that Harrah's has offered to acquire the remaining common stock of the Company which it does not already own at a price of $10.54 per share in cash. Such transaction and other related transactions disclosed to Houlihan Lokey are referred to collectively herein as the "Transaction." It is our understanding that the Company has formed a special committee of the board of directors comprised of individuals not affiliated with Harrah's (the "Special Committee") to consider certain matters relating to the Transaction.

The Special Committee has requested that Houlihan Lokey render an opinion as to the fairness, from a financial point of view, to the non-Harrah's public stockholders of the Company of the consideration to be received by them in connection with the Transaction. The Opinion does not address the Company's underlying business decision to effect the Transaction.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. interviewed and met with certain members of the Company's management team including Paul Debban, Director and Chairman, Camille Fowler, CFO, and Preston Smart, Director and Vice President of Development;
2. reviewed the Company's unaudited financial statements for the year-to-date period ending June 30, 2002;
3. reviewed the Company's audited financial statements for the fiscal years ending December 31, 2001 and December 31, 2000;
4. reviewed the Company's most recent budget for fiscal 2002, which was prepared by JCC and the Management Company;
5. reviewed the long-term projections prepared in connection with the 2001 plan of reorganization;
6. reviewed historical monthly operating results for the casino;
7. reviewed the cash flow analysis of expanding the buffet, adding limo service and opening a first floor restaurant;
8. reviewed the trading values and financial performance of certain public companies Houlihan Lokey deemed comparable JCC;
9. reviewed the trading activity and value of JCC's common stock;
10. reviewed a Deloitte & Touche tax analysis, which included the present value of the Company's net operating losses and tax depreciation expenses;

11. reviewed publicly available prices and multiples paid in acquisitions of companies that Houlihan Lokey deemed comparable to the Company; and

12. conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate under the circumstances.

We have relied upon and assumed, without independent verification, that the financial projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter, and we have no obligation to update this opinion. Our advisory services and the opinion expressed herein are for the information and assistance of the Special Committee in connection with its consideration of the Transaction and related transactions and do not constitute a recommendation as to how any security holder of the Company should vote with respect to such transactions.

Based upon the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be received by the non-Harrah's public stockholders of JCC in connection with the Transaction is fair from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL

SECTION 262 OF THE DELAWARE
GENERAL CORPORATION LAW

APPRAISAL RIGHTS.—(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word *"stockholder"* means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words *"stock"* and *"share"* mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words *"depository receipt"* mean a receipt or other instrument issued by a depository representing an interest in one or more shares or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

(a) Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

(b) Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

(c) Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

(d) Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holders' shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting

corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (last amended by Ch. 82, L. "01. Eff. 7-1-01.)

SEPARATION AGREEMENT

This Separation Agreement ("Agreement") is entered into as of July 30, 2002, by and among JCC Holding Company, a Delaware corporation (the "Company"), Harrah's Operating Company, Inc., a Delaware corporation ("Parent") and Paul D. Debban, an individual (the "Executive").

R E C I T A L S

WHEREAS, the Company, Parent and Satchmo Acquisition, Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Parent, have entered into an Agreement and Plan of Merger dated as of the date of this Agreement (as such agreement may hereafter be amended, the "Merger Agreement") whereby, among other things, the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement, each share of outstanding common stock of the Company will be converted into the right to receive a cash amount equal to $10.54 (the "Merger Consideration");

WHEREAS, the Executive currently serves as President and Chairman of the Company and President of Jazz Casino Company, LLC, a wholly owned subsidiary of the Company (collectively, the "Executive's Positions"), pursuant to an Employment Agreement dated as of March 27, 2002 (the "Employment Agreement");

WHEREAS, the Executive is a party to that certain proceeding pending in the Court of Chancery of the State of Delaware, Harrah's Entertainment, Inc., et al. v. Paul Debban, et al. Case No. 19569 (the "Delaware Litigation");

WHEREAS, the Parent has agreed to use its best efforts to cause the Delaware Litigation to be dismissed within 5 business days following the consummation of the transactions contemplated by the Merger Agreement (the "Closing");

WHEREAS, the Company and the Executive have determined that it is in their mutual best interest to terminate the Executive's employment relationship with the Company effective upon Closing; and

WHEREAS the parties desire to resolve fully any existing disputes and to avoid any future disputes between them;

IT IS HEREBY AGREED as follows:

1. *Resignation.*

(a) Effective immediately upon the Closing, the Executive hereby voluntarily agrees to resign from the Executive's Positions, and from all positions he holds as an employee of the Company or any of its subsidiaries or affiliates (hereinafter, together with their predecessors, collectively referred to as the "Company") and from all positions he holds as a member of the Board of Directors of the Company or any of its subsidiaries and all committees thereof. Upon the Closing, the Employment Agreement shall terminate and shall be of no further force or effect and no party thereto shall have any further duty or obligation.

(b) From the date of this Agreement through the Closing, Executive shall not take any action which will result in the Company violating Section 5.1 of the Merger Agreement. In addition, Executive acknowledges and agrees that the only powers and duties of Executive as an employee of the Company are those which are specifically delegated to the Executive by the Board of

Directors of the Company after the date of this Agreement, and as may be changed from time to time, and that Executive shall only take such actions as President of the Company and President of Jazz Casino Company, LLC which are specifically permitted and delegated by the Board of Directors of the Company.

(c) From the date of this Agreement through the Closing, and except as set forth in this Agreement, Executive shall not be entitled to any compensation for providing services to the Company (and its subsidiaries) as an employee, including, but not limited to, cash salary payments and stock options. Any compensation received by Executive in violation of this Section 1(c) shall reduce the Severance Benefit, set forth in Section 3(b) below, by the amount of such compensation. Notwithstanding the foregoing, this Section 1(c) shall not apply in the event the Merger Agreement is terminated prior to Closing.

2. *Cancellation and Cashout of Stock Options.*

The Executive and the Company agree that the Executive holds an option to purchase 309,531 shares of the Common Stock of the Company ("Company Common Stock") at an exercise price of $3.20 per share of Company Common Stock (the "Option") and that the Option is the only option, security or right held by the Executive which could require the Company to issue additional shares of capital stock of the Company. In addition, Executive specifically releases the Company from any obligation whatsoever under the Employment Agreement or any other agreement or understanding between the Company and the Executive including, without limitation, the obligation to provide additional compensation or options to purchase Company Common Stock. The Executive has not assigned, transferred or otherwise disposed of, and agrees not to assign, transfer or dispose of, any portion of the Option. Immediately upon the Closing, the Option shall be cancelled and, in exchange therefor, the Executive shall be entitled to receive, in consideration of the cancellation of the Option and in settlement therefore, a payment in cash, subject to any applicable withholding or other taxes required by applicable law to be withheld and subject to the Executive's delivering and not revoking the release provided for in Section 5, below (the "Release"), of an amount equal to the product of (a) 309,531 and (b) the excess of the Merger Consideration over $3.20 (such amount payable hereunder being referred to as the "Option Payment"). The Executive agrees that the Option Payment is adequate consideration for the cancellation of the Option. The Option Payment shall be made in cash to the Executive on the eighth day following the Executive's delivery of the Release to the Company, in either event provided that the Executive shall not have revoked the Release by such date. Notwithstanding the foregoing, this Section 2 shall not apply in the event the Merger Agreement is terminated prior to Closing.

3. *Profit Sharing and Medical Plan Benefits.*

(a) Upon the termination of the Executive's employment with the Company, the Executive shall be entitled to receive his vested and accrued benefits under the Jazz Casino Co. Savings and Retirement Plan and to elect to continue his coverage under the Company's medical benefit plans, at his expense, pursuant to the terms of such plans and the requirements of applicable law.

(b) Provided that the Executive shall not have revoked the Release, and subject to the provisions of Sections 1(c), 4(d) and 7, the Company shall pay the Executive a total severance benefit of $200,000, subject to any applicable withholding or other taxes required by applicable law to be withheld (the "Severance Benefit") on the date that the Option Payment is made to the Executive.

4. *The Executive's Covenants.*

(a) Upon termination of Executive's employment with the Company, the Executive shall immediately return to the Company all Company property in his possession, including without limitation, keys, credit cards, telephone calling cards, manuals, books, notebooks, financial statements, computers, computer software, printers, cellular and portable telephone equipment, reports and other documents.

(b) The Executive agrees that after the termination of his employment with the Company, he shall not seek future employment at the Company.

(c)

    (i) The Executive's position with the Company has resulted in his exposure and access to confidential and proprietary information which he did not have access to prior to holding the position, which information is of great value to the Company and the disclosure of which by him, directly or indirectly, would be irreparably injurious and detrimental to the Company. The Executive shall not at any time after the date of this Agreement, make available, either directly or indirectly, to any competitor or potential competitor of the Company or any of its subsidiaries, or their affiliates or divulge, disclose, communicate to any firm, corporation or other business entity in any manner whatsoever, any confidential or proprietary information covered or contemplated by this Agreement, unless expressly authorized to do so by the Company in writing.

    (ii) For the purpose of this Agreement, "Confidential Information" shall mean all information of the Company, its parent, subsidiaries and affiliates and the Parent, its subsidiaries and affiliates relating to or useful in connection with the business of the Company, its parent, subsidiaries and affiliates, whether or not a "trade secret" within the meaning of applicable law, which at the time of the Executive's initial employment was not generally known to the general public and which has been or is from time to time disclosed to or developed by the Executive as a result of his employment with the Company. Confidential Information includes, but is not limited to: the Company's product development and marketing programs, data, future plans, formula, food and beverage procedures, recipes, finances, financial management systems, player identification systems (Total Gold Card), pricing systems, client and customer lists, organizational charts, salary and benefit programs, training programs, computer software, business records, files, drawings, prints, prototyping models, letters, notes, notebooks (including notebooks containing customer information), reports, and copies thereof, whether prepared by him or others, and any other information or documents which the Executive is or was told or reasonably ought to know that the Company regards as confidential.

    (iii) Upon termination of Executive's employment with the Company, the Executive shall immediately return to the Company all Confidential Information, including but not limited to, documents, customer lists, notebooks (including notebooks containing customer information) reports, correspondences, computer printouts, work papers, files, computer lists, telephone and address books, rolodex cards, computer tapes, disks, and any and all records in his possession (and all copies thereof) containing any such confidential information created in whole or in part by the Executive within the scope of his employment, even if the items do not contain Confidential Information.

(d) In recognition of the facts that irreparable injury will result to the Company in the event of a breach by the Executive of his obligations under subsections (a) through (d) of this Section 4, that monetary damages for such breach would not be readily calculable, and that the Company would not have an adequate remedy at law therefor, the Executive acknowledges, consents and agrees that in the event of such breach, or the threat thereof, the Company shall be entitled, in addition to any other legal remedies and damages available, to specific performance thereof and to temporary and permanent injunctive relief (without the necessity of posting a bond) to restrain the violation or threatened violation of such obligations by the Executive. In addition, in the event of any such breach by the Executive, the Company shall not be required to pay the Executive any portion of the Severance Benefit which has not yet been paid to the Executive and the Executive shall be required to repay to the Company any portion of the Severance Benefit which has previously been paid to the Executive.

5. *Delaware Litigation.*

Parent agrees to use its best efforts cause the claims against the Executive in the Delaware Litigation to be dismissed within 5 business days following the Closing.

6. *The Release.*

The Executive agrees that immediately after the Closing and the termination of the Executive's employment with the Company, the Executive shall sign and deliver to the Company and Parent a general release in the form attached as Exhibit "A."

7. *Nondisparagement.*

Executive, Parent and the Company agree not to make any public statement disparaging each other and Executive agrees not to make any public statement disparaging the products, services, business practices, business strategies or other activities of the Parent and its affiliates and subsidiaries or the Company. Executive understands and agrees that his agreement contained in the immediately preceding sentence is a material term of this Agreement, and that in the event of a breach of such agreement by Executive, the Company shall not be required to pay the Executive any portion of the Severance Benefit which has not yet been paid to the Executive and the Executive shall be required to repay to the Company any portion of the Severance Benefit which has previously been paid to the Executive.

8. *Indemnification.*

Executive agrees to indemnify, save and hold the Company and Parent and each of their respective stockholders, officers, directors, employees, affiliates, subsidiaries and attorneys and any of the foregoing person's agents or other representatives (the "Indemnities") harmless from and against any and all actions, causes of actions, suits, claims, losses, costs, fees, liabilities and damages, and expenses in connection therewith, incurred by the Indemnities as a result of, or arising out of, or relating or incident to:

> (a) any third party allegations related to the provisions of this Agreement, the Employment Agreement or that the granting by the Company of the Option or the payment of the Option Payment was improper; and

> (b) any action or inaction taken by Executive after the date of this Agreement and prior to the Closing, except for actions or inactions taken or not taken by the Executive at the direction of a majority of the Board of Directors of the Company.

9. *Miscellaneous Provisions.*

> (a) Nothing contained in this Agreement shall be construed in any way as an admission by the Company, Parent or by the Executive that either of them has acted wrongfully with respect to the other or with respect to any other person, and each party specifically disclaims any liability to, or wrongful acts against, the other or any other person, on the part of themselves or their representatives, partners, associates, employees or agents.

(b) This Agreement will bind and inure to the benefit of Executive, Parent and the Company and their respective heirs, executors, administrators, successors, and assigns.

(c) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(d) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive: at the Executive's most recent address on the records of the Company,

If to the Company:

JCC Holding Company
One Canal Place
365 Canal Street, Suite 900
New Orleans, Louisiana 70130
Attn: General Counsel

If to Parent:

Harrah's Operating Company, Inc.
One Harrah's Court
Las Vegas, Nevada 89119
Attn: General Counsel

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(e) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(f) This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements with respect thereto.

(g) This Agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

/s/ PAUL D. DEBBAN
_____
Paul D. Debban

JCC Holding Company,
a Delaware corporation

By: /s/ CAMILLE FOWLER
_____
    Name: Camille Fowler
    Its: Vice President

Harrah's Operating Company, Inc.,
a Delaware corporation

By: /s/ CHARLES L. ATWOOD
_____
    Name: Charles L. Atwood
    Its: Senior Vice President, Chief Financial
               Officer, and Treasurer

GENERAL RELEASE

For a valuable consideration, the receipt and adequacy of which are hereby acknowledged, the undersigned does hereby release and forever discharges JCC Holding Company and all of its subsidiaries and Harrah's Operating Company, Inc. and all of its subsidiaries, and each of their partners, associates, affiliates, successors, heirs, assigns, agents, directors, officers, employees, representatives, lawyers, insurers, and all persons acting by, through, under or in concert with them (collectively, the "Releasees"), or any of them, of and from any and all manner of action or actions, cause or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liability, claims, demands, damages, losses, costs, attorneys' fees or expenses, of any nature whatsoever, known or unknown, fixed or contingent (hereinafter called "Claims"), which the undersigned now has or may hereafter have against the Releasees, or any of them, by reason of any matter, cause, or thing whatsoever from the beginning of time to the date hereof. The Claims released herein include, without limiting the generality of the foregoing, any Claims in any way arising out of, based upon, or related to the employment or termination from employment of the undersigned by the Releasees, or any of them; any claim for benefits under the Employment Agreement between the undersigned and JCC Holding Company dated as of March 27, 2002 (the "Employment Agreement"); any claims for options to purchase Company securities, capital stock of the Company, or other compensation, under the Employment Agreement, or otherwise; any alleged breach of any express or implied contract of employment; any alleged torts or other alleged legal restrictions on the Releasees' right to terminate the employment of the undersigned; and any alleged violation of any federal, state or local statute or ordinance including, without limitation, Title VII of the Civil Rights Act of 1964, the Age Discrimination In Employment Act, the Americans With Disabilities Act, and the California Fair Employment and Housing Act.

THE UNDERSIGNED ACKNOWLEDGES THAT HE HAS BEEN ADVISED BY LEGAL COUNSEL AND IS FAMILIAR WITH THE PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542, WHICH PROVIDES AS FOLLOWS:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

THE UNDERSIGNED, BEING AWARE OF SAID CODE SECTION, HEREBY EXPRESSLY WAIVES ANY RIGHTS HE MAY HAVE THEREUNDER, AS WELL AS UNDER ANY OTHER STATUTES OR COMMON LAW PRINCIPLES OF SIMILAR EFFECT.

IN ACCORDANCE WITH THE OLDER WORKERS BENEFIT PROTECTION ACT OF 1990, THE UNDERSIGNED IS HEREBY ADVISED AS FOLLOWS:

(A) HE HAS THE RIGHT TO CONSULT WITH AN ATTORNEY BEFORE SIGNING THIS RELEASE;

(B) HE HAS TWENTY-ONE (21) DAYS FROM THE EXECUTION OF THE AGREEMENT TO CONSIDER THIS RELEASE BEFORE SIGNING IT; AND

(C) HE HAS SEVEN (7) DAYS AFTER SIGNING THIS RELEASE TO REVOKE THIS RELEASE, AND THIS RELEASE WILL BECOME EFFECTIVE UPON THE EXPIRATION OF THAT REVOCATION PERIOD.

The undersigned represents and warrants that there has been no assignment or other transfer of any interest in any Claim which he may have, under the Employment Agreement or otherwise, against the Releasees, or any of them, and the undersigned agrees to indemnify and hold the Releasees, and each of them, harmless from any liability, Claims, demands, damages, costs, expenses and attorneys' fees incurred by the Releasees, or any of them, as the result of any such assignment or transfer or any rights or Claims under any such assignment or transfer. It is the intention of the parties that this indemnity does not require payment as a condition precedent to recovery by the Releasees against the undersigned under this indemnity.

The undersigned agrees that if he hereafter commences any suit arising out of, based upon, or relating to any of the Claims released hereunder or in any manner asserts against the Releasees, or any of them, any of the Claims released hereunder, then the undersigned agrees to pay to the Releasees, and each of them, in addition to any other damages caused to the Releasees thereby, all attorneys' fees incurred by the Releasees in defending or otherwise responding to said suit or Claim.

IN WITNESS WHEREOF, the undersigned has executed this Release this   day of
200   .


_____

Paul D. Debban


SEPARATION AGREEMENT

This Separation Agreement ("Agreement") is entered into as of July 30, 2002, by and among JCC Holding Company, a Delaware corporation (the "Company"), Harrah's Operating Company, Inc., a Delaware corporation ("Parent") and Preston D. Smart, an individual (the "Executive").

R E C I T A L S

WHEREAS, the Company, Parent and Satchmo Acquisition, Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Parent, have entered into an Agreement and Plan of Merger dated as of the date of this Agreement (as such agreement may hereafter be amended, the "Merger Agreement") whereby, among other things, the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement, each share of outstanding common stock of the Company will be converted into the right to receive a cash amount equal to $10.54 (the "Merger Consideration");

WHEREAS, the Executive currently serves as President of JCC Fulton Development, LLC, President of Canal Development, LLC and President of JCC Development Company, each a wholly owned subsidiary of the Company (collectively, the "Executive's Positions"), pursuant to an Employment Agreement dated as of March 27, 2002 (the "Employment Agreement");

WHEREAS, the Executive is a party to that certain proceeding pending in the Court of Chancery of the State of Delaware, Harrah's Entertainment, Inc., et al. v. Paul Debban, et al. Case No. 19569 (the "Delaware Litigation");

WHEREAS, the Parent has agreed to use its best efforts to cause the Delaware Litigation to be dismissed within 5 business days following the consummation of the transactions contemplated by the Merger Agreement (the "Closing");

WHEREAS, the Company and the Executive have determined that it is in their mutual best interest to terminate the Executive's employment relationship with the Company effective upon Closing; and

WHEREAS the parties desire to resolve fully any existing disputes and to avoid any future disputes between them;

IT IS HEREBY AGREED as follows:

1. *Resignation.*

(a) Effective immediately upon the Closing, the Executive hereby voluntarily agrees to resign from the Executive's Positions, and from all positions he holds as an employee of the Company or any of its subsidiaries or affiliates (hereinafter, together with their predecessors, collectively referred to as the "Company") and from all positions he holds as a member of the Board of Directors of the Company or any of its subsidiaries and all committees thereof. Upon the Closing, the Employment Agreement shall terminate and shall be of no further force or effect and no party thereto shall have any further duty or obligation.

(b) From the date of this Agreement through the Closing, Executive shall not take any action which will result in the Company violating Section 5.1 of the Merger Agreement. In addition, Executive acknowledges and agrees that the only powers and duties of Executive as an employee of the Company are those which are specifically delegated to the Executive by the Board of Directors of the Company after the date of this Agreement, and as may be changed from time to time, and that Executive shall only take such actions as President of JCC Fulton Development, LLC, President of Canal Development, LLC and President of JCC Development Company which are specifically permitted and delegated by the Board of Directors of the Company.

(c) From the date of this Agreement through the Closing, and except as set forth in this Agreement, Executive shall not be entitled to any compensation for providing services to the Company (and its subsidiaries) as an employee, including, but not limited to, cash salary payments and stock options. Any compensation received by Executive in violation of this Section 1(c) shall reduce the Severance Benefit, set forth in Section 3(b) below, by the amount of such compensation. Notwithstanding the foregoing, this Section 1(c) shall not apply in the event the Merger Agreement is terminated prior to Closing.

2. *Cancellation and Cashout of Stock Options.*

The Executive and the Company agree that the Executive holds an option to purchase 309,531 shares of the Common Stock of the Company ("Company Common Stock") at an exercise price of $3.20 per share of Company Common Stock (the "Option") and that the Option is the only option, security or right held by the Executive which could require the Company to issue additional shares of capital stock of the Company. In addition, Executive specifically releases the Company from any obligation whatsoever under the Employment Agreement or any other agreement or understanding between the Company and the Executive including, without limitation, the obligation to provide additional compensation or options to purchase Company Common Stock. The Executive has not assigned, transferred or otherwise disposed of, and agrees not to assign, transfer or dispose of, any portion of the Option. Immediately upon the Closing, the Option shall be cancelled and, in exchange therefor, the Executive shall be entitled to receive, in consideration of the cancellation of the Option and in settlement therefore, a payment in cash, subject to any applicable withholding or other taxes required by applicable law to be withheld and subject to the Executive's delivering and not revoking the release provided for in Section 5, below (the "Release"), of an amount equal to the product of (a) 309,531 and (b) the excess of the Merger Consideration over $3.20 (such amount payable hereunder being referred to as the "Option Payment"). The Executive agrees that the Option Payment is adequate consideration for the cancellation of the Option. The Option Payment shall be made in cash to the Executive on the eighth day following the Executive's delivery of the Release to the Company, in either event provided that the Executive shall not have revoked the Release by such date. Notwithstanding the foregoing, this Section 2 shall not apply in the event the Merger Agreement is terminated prior to Closing.

3. *Profit Sharing and Medical Plan Benefits.*

(a) Upon the termination of the Executive's employment with the Company, the Executive shall be entitled to receive his vested and accrued benefits under the Jazz Casino Co. Savings and Retirement Plan and to elect to continue his coverage under the Company's medical benefit plans, at his expense, pursuant to the terms of such plans and the requirements of applicable law.

(b) Provided that the Executive shall not have revoked the Release, and subject to the provisions of Sections 1(c), 4(d) and 7, the Company shall pay the Executive a total severance benefit of $200,000, subject to any applicable withholding or other taxes required by applicable law to be withheld (the "Severance Benefit") on the date that the Option Payment is made to the Executive.

4. *The Executive's Covenants.*

(a) Upon termination of Executive's employment with the Company, the Executive shall immediately return to the Company all Company property in his possession, including without limitation, keys, credit cards, telephone calling cards, manuals, books, notebooks, financial statements, computers, computer software, printers, cellular and portable telephone equipment, reports and other documents.

(b) The Executive agrees that after the termination of his employment with the Company, he shall not seek future employment at the Company.

(c)

    (i) The Executive's position with the Company has resulted in his exposure and access to confidential and proprietary information which he did not have access to prior to holding the position, which information is of great value to the Company and the disclosure of which by him, directly or indirectly, would be irreparably injurious and detrimental to the Company. The Executive shall not at any time after the date of this Agreement, make available, either directly or indirectly, to any competitor or potential competitor of the Company or any of its subsidiaries, or their affiliates or divulge, disclose, communicate to any firm, corporation or other business entity in any manner whatsoever, any confidential or proprietary information covered or contemplated by this Agreement, unless expressly authorized to do so by the Company in writing.

    (ii) For the purpose of this Agreement, "Confidential Information" shall mean all information of the Company, its parent, subsidiaries and affiliates and the Parent, its subsidiaries and affiliates relating to or useful in connection with the business of the Company, its parent, subsidiaries and affiliates, whether or not a "trade secret" within the meaning of applicable law, which at the time of the Executive's initial employment was not generally known to the general public and which has been or is from time to time disclosed to or developed by the Executive as a result of his employment with the Company. Confidential Information includes, but is not limited to: the Company's product development and marketing programs, data, future plans, formula, food and beverage procedures, recipes, finances, financial management systems, player identification systems (Total Gold Card), pricing systems, client and customer lists, organizational charts, salary and benefit programs, training programs, computer software, business records, files, drawings, prints, prototyping models, letters, notes, notebooks (including notebooks containing customer information), reports, and copies thereof, whether prepared by him or others, and any other information or documents which the Executive is or was told or reasonably ought to know that the Company regards as confidential.

    (iii) Upon termination of Executive's employment with the Company, the Executive shall immediately return to the Company all Confidential Information, including but not limited to, documents, customer lists, notebooks (including notebooks containing customer information) reports, correspondences, computer printouts, work papers, files, computer lists, telephone and address books, rolodex cards, computer tapes, disks, and any and all records in his possession (and all copies thereof) containing any such confidential information created in whole or in part by the Executive within the scope of his employment, even if the items do not contain Confidential Information.

(d) In recognition of the facts that irreparable injury will result to the Company in the event of a breach by the Executive of his obligations under subsections (a) through (d) of this Section 4, that monetary damages for such breach would not be readily calculable, and that the Company would not have an adequate remedy at law therefor, the Executive acknowledges, consents and agrees that in the event of such breach, or the threat thereof, the Company shall be entitled, in addition to any other legal remedies and damages available, to specific performance thereof and to temporary and permanent injunctive relief (without the necessity of posting a bond) to restrain the violation or threatened violation of such obligations by the Executive. In addition, in the event of any such breach by the Executive, the Company shall not be required to pay the Executive any portion of the Severance Benefit which has not yet been paid to the Executive and the Executive shall be required to repay to the Company any portion of the Severance Benefit which has previously been paid to the Executive.

5. *Delaware Litigation.*

Parent agrees to use its best efforts cause the claims against the Executive in the Delaware Litigation to be dismissed within 5 business days following the Closing.

6. *The Release.*

The Executive agrees that immediately after the Closing and the termination of the Executive's employment with the Company, the Executive shall sign and deliver to the Company and Parent a general release in the form attached as Exhibit "A."

7. *Nondisparagement.*

Executive, Parent and the Company agree not to make any public statement disparaging each other and Executive agrees not to make any public statement disparaging the products, services, business practices, business strategies or other activities of the Parent and its affiliates and subsidiaries or the Company. Executive understands and agrees that his agreement contained in the immediately preceding sentence is a material term of this Agreement, and that in the event of a breach of such agreement by Executive, the Company shall not be required to pay the Executive any portion of the Severance Benefit which has not yet been paid to the Executive and the Executive shall be required to repay to the Company any portion of the Severance Benefit which has previously been paid to the Executive.

8. *Indemnification.*

Executive agrees to indemnify, save and hold the Company and Parent and each of their respective stockholders, officers, directors, employees, affiliates, subsidiaries and attorneys and any of the foregoing person's agents or other representatives (the "Indemnities") harmless from and against any and all actions, causes of actions, suits, claims, losses, costs, fees, liabilities and damages, and expenses in connection therewith, incurred by the Indemnities as a result of, or arising out of, or relating or incident to:

(a) any third party allegations related to the provisions of this Agreement, the Employment Agreement or that the granting by the Company of the Option or the payment of the Option Payment was improper; and

(b) any action or inaction taken by Executive after the date of this Agreement and prior to the Closing, except for actions or inactions taken or not taken by the Executive at the direction of a majority of the Board of Directors of the Company.

9. *Miscellaneous Provisions.*

(a) Nothing contained in this Agreement shall be construed in any way as an admission by the Company, Parent or by the Executive that either of them has acted wrongfully with respect to the other or with respect to any other person, and each party specifically disclaims any liability to, or wrongful acts against, the other or any other person, on the part of themselves or their representatives, partners, associates, employees or agents.

(b) This Agreement will bind and inure to the benefit of Executive, Parent and the Company and their respective heirs, executors, administrators, successors, and assigns.

(c) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(d) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive: at the Executive's most recent address on the records of the Company,

If to the Company:

JCC Holding Company
One Canal Place
365 Canal Street, Suite 900
New Orleans, Louisiana 70130
Attn: General Counsel

If to Parent:

Harrah's Operating Company, Inc.
One Harrah's Court
Las Vegas, Nevada 89119
Attn: General Counsel

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(e) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(f) This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements with respect thereto.

(g) This Agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

/s/ PRESTON D. SMART
_____
Preston D. Smart

JCC Holding Company,
a Delaware corporation

By: /s/ PAUL D. DEBBAN
_____
    Name: Paul D. Debban
    Its: Chairman and President

Harrah's Operating Company, Inc.,
a Delaware corporation

By: /s/ CHARLES L. ATWOOD
_____
    Name: Charles L. Atwood
    Its: Senior Vice President,Chief Financial
           Officer, and Treasurer

EXHIBIT "A"

GENERAL RELEASE

For a valuable consideration, the receipt and adequacy of which are hereby acknowledged, the undersigned does hereby release and forever discharges JCC Holding Company and all of its subsidiaries and Harrah's Operating Company, Inc. and all of its subsidiaries, and each of their partners, associates, affiliates, successors, heirs, assigns, agents, directors, officers, employees, representatives, lawyers, insurers, and all persons acting by, through, under or in concert with them (collectively, the "Releasees"), or any of them, of and from any and all manner of action or actions, cause or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liability, claims, demands, damages, losses, costs, attorneys' fees or expenses, of any nature whatsoever, known or unknown, fixed or contingent (hereinafter called "Claims"), which the undersigned now has or may hereafter have against the Releasees, or any of them, by reason of any matter, cause, or thing whatsoever from the beginning of time to the date hereof. The Claims released herein include, without limiting the generality of the foregoing, any Claims in any way arising out of, based upon, or related to the employment or termination from employment of the undersigned by the Releasees, or any of them; any claim for benefits under the Employment Agreement between the undersigned and JCC Holding Company dated as of March 27, 2002 (the "Employment Agreement"); any claims for options to purchase Company securities, capital stock of the Company, or other compensation, under the Employment Agreement, or otherwise; any alleged breach of any express or implied contract of employment; any alleged torts or other alleged legal restrictions on the Releasees' right to terminate the employment of the undersigned; and any alleged violation of any federal, state or local statute or ordinance including, without limitation, Title VII of the Civil Rights Act of 1964, the Age Discrimination In Employment Act, the Americans With Disabilities Act, and the California Fair Employment and Housing Act.

THE UNDERSIGNED ACKNOWLEDGES THAT HE HAS BEEN ADVISED BY LEGAL COUNSEL AND IS FAMILIAR WITH THE PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542, WHICH PROVIDES AS FOLLOWS:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

THE UNDERSIGNED, BEING AWARE OF SAID CODE SECTION, HEREBY EXPRESSLY WAIVES ANY RIGHTS HE MAY HAVE THEREUNDER, AS WELL AS UNDER ANY OTHER STATUTES OR COMMON LAW PRINCIPLES OF SIMILAR EFFECT.

IN ACCORDANCE WITH THE OLDER WORKERS BENEFIT PROTECTION ACT OF 1990, THE UNDERSIGNED IS HEREBY ADVISED AS FOLLOWS:

(A) HE HAS THE RIGHT TO CONSULT WITH AN ATTORNEY BEFORE SIGNING THIS RELEASE;

(B) HE HAS TWENTY-ONE (21) DAYS FROM THE EXECUTION OF THE AGREEMENT TO CONSIDER THIS RELEASE BEFORE SIGNING IT; AND

(C) HE HAS SEVEN (7) DAYS AFTER SIGNING THIS RELEASE TO REVOKE THIS RELEASE, AND THIS RELEASE WILL BECOME EFFECTIVE UPON THE EXPIRATION OF THAT REVOCATION PERIOD.

The undersigned represents and warrants that there has been no assignment or other transfer of any interest in any Claim which he may have, under the Employment Agreement or otherwise, against the Releasees, or any of them, and the undersigned agrees to indemnify and hold the Releasees, and each of them, harmless from any liability, Claims, demands, damages, costs, expenses and attorneys' fees incurred by the Releasees, or any of them, as the result of any such assignment or transfer or any rights or Claims under any such assignment or transfer. It is the intention of the parties that this indemnity does not require payment as a condition precedent to recovery by the Releasees against the undersigned under this indemnity.

The undersigned agrees that if he hereafter commences any suit arising out of, based upon, or relating to any of the Claims released hereunder or in any manner asserts against the Releasees, or any of them, any of the Claims released hereunder, then the undersigned agrees to pay to the Releasees, and each of them, in addition to any other damages caused to the Releasees thereby, all attorneys' fees incurred by the Releasees in defending or otherwise responding to said suit or Claim.

IN WITNESS WHEREOF, the undersigned has executed this Release this   day of 200 .

_____

Preston D. Smart

STOCKHOLDER VOTING AGREEMENT

BY AND AMONG

HARRAH'S OPERATING COMPANY, INC.

AND

PAUL D. DEBBAN

Dated as of July 30, 2002

STOCKHOLDER VOTING AGREEMENT

This STOCKHOLDER VOTING AGREEMENT (this "*Agreement*") is entered into as of July 30, 2002, by and between Harrah's Operating Company, Inc., a Delaware corporation ("*Parent*") and Paul D. Debban, an individual (the "*Stockholder*").

W I T N E S S E T H:

WHEREAS, as of the date hereof, Stockholder "beneficially owns" (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) 302,433 number of shares of common stock, par value $0.01 per share (the "*Common Stock*"), of JCC Holding Company, a Delaware corporation (the "*Company*"), such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as the "*Subject Shares*;"

WHEREAS, Parent, Satchmo Acquisition, Inc., a Delaware corporation ("*Merger Sub*"), and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "*Merger Agreement*"), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the "*Merger*"); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, and as an inducement and in consideration therefor, Stockholder is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   Capitalized Terms.   For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

Section 1.2   Other Definitions.   For purposes of this Agreement:

(a) "Affiliate" means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to Stockholder, the term "Affiliate" shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company.

(b) "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

ARTICLE II
VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1   Agreement to Vote the Subject Shares.   Stockholder, in his capacity as such, hereby agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the "*Voting Period*"), at any meeting (or any adjournment or postponement thereof) of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, Stockholder shall vote (or cause to be voted) his Subject Shares (x) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, and (z) except with the written consent of Parent, which may be withheld in Parent's sole and absolute discretion, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal; and (ii) (A) any change in the persons who constitute the Board of Directors of the Company that is not approved in advance by the directors of the Company who were nominated for election to the Board of Directors of the Company by Parent (or their successors who were so approved); (B) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws; (C) any other material change in the Company's corporate structure or business; or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement; provided, however, that nothing in this Agreement shall be interpreted as obligating the Stockholder to exercise any options to acquire shares of Common Stock. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Stockholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

Section 2.2 Grant of Irrevocable Proxy. Stockholder hereby appoints Parent and any designee of Parent, and each of them individually, as Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect the Subject Shares in accordance with Section 2.1. This proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder shall promptly cause a copy of this Agreement to be deposited with the Company at its principal place of business. Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

Section 2.3 Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 2.2 by Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Stockholder. The power of attorney granted by Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.


ARTICLE III
COVENANTS


Section 3.1 Generally.

(a) Stockholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, he shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a "*Transfer*"), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Subject Shares; or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting his ability to perform his obligations under this Agreement.

(b) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term "Subject Shares" shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

Section 3.2   Standstill Obligations of Stockholder.   Stockholder covenants and agrees with Parent that, during the Voting Period:

(a)   Stockholder shall not, nor shall Stockholder permit any Affiliate of Stockholder to, nor shall Stockholder act in concert with or permit any controlled Affiliate to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Company vote in favor of the Merger and the Merger Agreement and otherwise as expressly provided by Article II of this Agreement.

(b)   Stockholder shall not, nor shall Stockholder permit any Affiliate of Stockholder to, nor shall Stockholder act in concert with or permit any Affiliate to act in concert with any Person to, deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any proxy, arrangement or agreement with any Person with respect to the voting of such shares of Common Stock, except as provided by Article II of this Agreement.

(c)   Stockholder shall not directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any Person, other than Parent, relating to any Acquisition Proposal. Stockholder hereby represents that it is not now engaged in discussions or negotiations with any party other than Parent with respect to any Acquisition Proposal. Promptly after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes could lead to an Acquisition Proposal, Stockholder shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, Stockholder shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants, jointly and severally, to Parent as follows:

Section 4.1   Due Organization, etc.   Stockholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Stockholder have been duly authorized by all necessary action on the part of Stockholder.

Section 4.2   Ownership of Shares.   Stockholder has record and beneficial ownership of 302,433 shares of Common Stock as of the date hereof. As of the date hereof, Stockholder is the lawful owner of 302,433 shares of Common Stock and has the sole power to vote (or cause to be voted) such shares of Common Stock. Except for options to purchase an aggregate of 309,531 shares of Common Stock at an exercise price of $3.20 per share held by Stockholder, neither Stockholder nor any Affiliate of Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. Stockholder has good and valid title to the Subject Shares, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement or as could not reasonably be expected to impair Stockholder's ability to perform its obligations under this Agreement.

Section 4.3   No Conflicts.   (i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by the Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (A) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of its Subject Shares or assets may be bound or (B) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair Stockholder's ability to perform its obligations under this Agreement.

Section 4.4   Reliance by Parent.   Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Stockholder as follows:

Section 5.1   Due Organization, etc.   Parent is a company duly organized and validly existing under the laws of the jurisdiction of its incorporation. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent have been duly authorized by all necessary action on the part of Parent.

Section 5.2   Reliance by the Stockholder.   Parent understands and acknowledges that the Stockholder is entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by Parent.

ARTICLE VI
TERMINATION

Section 6.1   Termination.   This Agreement shall terminate, and neither Parent nor Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Parent and Stockholder and (ii) the consummation of the transaction contemplated by the Merger Agreement or the termination of the Merger Agreement; *provided, however*, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party's breach of any of the terms of this Agreement. Notwithstanding the foregoing, Sections 7.5 through 7.17, inclusive, of this Agreement shall survive the termination of this Agreement.

ARTICLE VII
MISCELLANEOUS

Section 7.1   Stockholder Capacity.   The parties hereto acknowledge and agree that the Stockholder's obligations hereunder are solely in its capacity as a stockholder of the Company, and that none of the provisions herein set forth shall be deemed to restrict or limit any fiduciary duty that the

Stockholder may have as a member of the Board of Directors of the Company, as an executive officer of the Company, or otherwise as a fiduciary to any person (other than any of the stockholders of the Company) resulting from any circumstances other than as a stockholder of the Company; *provided, however*, that no such duty shall excuse Stockholder from its obligations as a stockholder of the Company to vote the Subject Shares, to the extent that they may be so voted, or otherwise perform any obligation as herein provided and to otherwise comply with the terms and conditions of this Agreement.

Section 7.2   Appraisal Rights.   To the extent permitted by applicable law, Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable law.

Section 7.3   Publication.   Stockholder hereby permits Parent to publish and disclose in the Other Filings and Schedule 13E-3 (including but not limited to all documents and schedules filed with the Securities and Exchange Commission) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 7.4   Further Actions.   Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement.

Section 7.5   Fees and Expenses.   Each of the parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of financial consultants, investment bankers, accountants and counsel) in connection with the entering into and any of obligations under this Agreement and the consummation of the transactions contemplated hereby.

Section 7.6   Amendments, Waivers, etc.   This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.7   Specific Performance.   The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

Section 7.8   Notices.   Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (with confirmation) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

    Harrah's Operating Company, Inc.
    One Harrah's Court
    Las Vegas, Nevada 89119
    Facsimile: (702) 407-6418
    Attn: General Counsel

with a copy to:

Latham & Watkins
650 Town Center Drive, Suite 2000
Costa Mesa, California 92626-1925
Facsimile: (714) 755-8290
Attn: Charles K. Ruck

If to Stockholder, addressed to:

Paul D. Debban
c/o The Seidler Company, Inc.
515 South Figueroa Street
Los Angeles, California 90071

with a copy to:

Beckman and Associates
Two Penn Center Plaza. Suite 910
1500 J.F. Kennedy Blvd.
Philadelphia, Pennsylvania 19102
Facsimile: (215) 569-8769
Attention: Donald Beckman

Section 7.9   Headings.   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.10   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 7.11   Entire Agreement.   This Agreement (together with the Merger Agreement and the Separation Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 7.12   Assignment.   This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, except that each of Parent and Merger Sub may assign and transfer its rights and obligations hereunder to any direct or indirect wholly subsidiary of Parent.

Section 7.13   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.14   Mutual Drafting.   Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 7.15 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the application of Delaware principles of conflicts of laws.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court in the Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.8. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.15(c).

Section 7.16 Counterparts. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 7.17 Acknowledgement. The parties hereto acknowledge and agree that this Agreement is entered into pursuant to the provisions of Section 218 of the Delaware General Corporation Law.

* * * * *

IN WITNESS WHEREOF, Parent and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

Harrah's Operating Company, Inc.
a Delaware corporation

By: /s/ CHARLES L. ATWOOD
_____
    Name: Charles L. Atwood
    Title: Senior Vice President, Chief Financial
            Officer, and Treasurer

/s/ PAUL D. DEBBAN
_____
Paul D. Debban

STOCKHOLDER VOTING AGREEMENT

BY AND AMONG

HARRAH'S OPERATING COMPANY, INC.,

PRESTON D. SMART

AND

CERTAIN AFFILIATED ENTITIES

Dated as of July 30, 2002

STOCKHOLDER VOTING AGREEMENT

This STOCKHOLDER VOTING AGREEMENT (this "*Agreement*") is entered into as of July 30, 2002, by and between Harrah's Operating Company, Inc., a Delaware corporation ("*Parent*"), Preston D. Smart, an individual and certain entities affiliated with Preston Smart, each of which is a signatory to this Agreement (collectively, the "*Stockholder*").

W I T N E S S E T H:

WHEREAS, as of the date hereof, Stockholder "beneficially owns" (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) 947,844 number of shares of common stock, par value $0.01 per share (the "*Common Stock*"), of JCC Holding Company, a Delaware corporation (the "*Company*"), such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as the "*Subject Shares*;"

WHEREAS, Parent, Satchmo Acquisition, Inc., a Delaware corporation ("*Merger Sub*"), and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "*Merger Agreement*"), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the "*Merger*"); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, and as an inducement and in consideration therefor, Stockholder is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   Capitalized Terms.   For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

Section 1.2   Other Definitions.   For purposes of this Agreement:

(a) "Affiliate" means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to Stockholder, the term "Affiliate" shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company.

(b) "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

ARTICLE II
VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1   Agreement to Vote the Subject Shares.   Stockholder, in his capacity as such, hereby agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the "*Voting Period*"), at any meeting (or any adjournment or postponement thereof) of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, Stockholder shall vote (or cause to be voted) his Subject Shares (x) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, and (z) except with the written consent of Parent, which may be withheld in Parent's sole and absolute discretion, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal; and (ii) (A) any change in the persons who constitute the Board of Directors of the Company that is not approved in advance by the directors of the Company who were nominated for election to the Board of Directors of the Company by Parent (or their successors who were so approved); (B) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws; (C) any other material change in the Company's corporate structure or business; or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement; provided, however, that nothing in this Agreement shall be interpreted as obligating the Stockholder to exercise any options to acquire shares of Common Stock. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Stockholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

Section 2.2   Grant of Irrevocable Proxy.   Stockholder hereby appoints Parent and any designee of Parent, and each of them individually, as Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect the Subject Shares in accordance with Section 2.1. This proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder shall promptly cause a copy of this Agreement to be deposited with the Company at its principal place of business. Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

Section 2.3   Nature of Irrevocable Proxy.   The proxy and power of attorney granted pursuant to Section 2.2 by Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Stockholder. The power of attorney granted by Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.


ARTICLE III
COVENANTS


Section 3.1   Generally.

(a) Stockholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, he shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a "*Transfer*"), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Subject Shares; or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting his ability to perform his obligations under this Agreement.

(b) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term "Subject Shares" shall be deemed to refer to and include the Subject

Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

Section 3.2   Standstill Obligations of Stockholder.   Stockholder covenants and agrees with Parent that, during the Voting Period:

(a) Stockholder shall not, nor shall Stockholder permit any Affiliate of Stockholder to, nor shall Stockholder act in concert with or permit any controlled Affiliate to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Company vote in favor of the Merger and the Merger Agreement and otherwise as expressly provided by Article II of this Agreement.

(b) Stockholder shall not, nor shall Stockholder permit any Affiliate of Stockholder to, nor shall Stockholder act in concert with or permit any Affiliate to act in concert with any Person to, deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any proxy, arrangement or agreement with any Person with respect to the voting of such shares of Common Stock, except as provided by Article II of this Agreement.

(c) Stockholder shall not directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any Person, other than Parent, relating to any Acquisition Proposal. Stockholder hereby represents that it is not now engaged in discussions or negotiations with any party other than Parent with respect to any Acquisition Proposal. Promptly after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes could lead to an Acquisition Proposal, Stockholder shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, Stockholder shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants, jointly and severally, to Parent as follows:

Section 4.1   Due Organization, etc.   Stockholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Stockholder have been duly authorized by all necessary action on the part of Stockholder.

Section 4.2   Ownership of Shares.   Stockholder has record and beneficial ownership of 947,844 shares of Common Stock as of the date hereof. As of the date hereof, Stockholder is the lawful owner of 947,844 shares of Common Stock and has the sole power to vote (or cause to be voted) such shares of Common Stock. Except for options to purchase an aggregate of 309,531 shares of Common Stock at an exercise price of $3.20 per share held by Stockholder, neither Stockholder nor any Affiliate of Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. Stockholder has good and valid title to the Subject Shares, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement or as could not reasonably be expected to impair Stockholder's ability to perform its obligations under this Agreement.

Section 4.3 No Conflicts. (i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by the Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (A) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of its Subject Shares or assets may be bound or (B) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair Stockholder's ability to perform its obligations under this Agreement.

Section 4.4 Reliance by Parent. Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Stockholder as follows:

Section 5.1 Due Organization, etc. Parent is a company duly organized and validly existing under the laws of the jurisdiction of its incorporation. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent have been duly authorized by all necessary action on the part of Parent.

Section 5.2 Reliance by the Stockholder. Parent understands and acknowledges that the Stockholder is entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by Parent.

ARTICLE VI
TERMINATION

Section 6.1 Termination. This Agreement shall terminate, and neither Parent nor Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Parent and Stockholder and (ii) the consummation of the transaction contemplated by the Merger Agreement or the termination of the Merger Agreement or the termination of the Merger Agreement; *provided, however*, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party's breach of any of the terms of this Agreement. Notwithstanding the foregoing, Sections 7.5 through 7.17, inclusive, of this Agreement shall survive the termination of this Agreement.

ARTICLE VII
MISCELLANEOUS

Section 7.1   Stockholder Capacity.   The parties hereto acknowledge and agree that the Stockholder's obligations hereunder are solely in its capacity as a stockholder of the Company, and that none of the provisions herein set forth shall be deemed to restrict or limit any fiduciary duty that the Stockholder may have as a member of the Board of Directors of the Company, as an executive officer of the Company, or otherwise as a fiduciary to any person (other than any of the stockholders of the Company) resulting from any circumstances other than as a stockholder of the Company; *provided, however*, that no such duty shall excuse Stockholder from its obligations as a stockholder of the Company to vote the Subject Shares, to the extent that they may be so voted, or otherwise perform any obligation as herein provided and to otherwise comply with the terms and conditions of this Agreement.

Section 7.2   Appraisal Rights.   To the extent permitted by applicable law, Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable law.

Section 7.3   Publication.   Stockholder hereby permits Parent to publish and disclose in the Other Filings and Schedule 13E-3 (including but not limited to all documents and schedules filed with the Securities and Exchange Commission) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 7.4   Further Actions.   Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement.

Section 7.5   Fees and Expenses.   Each of the parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of financial consultants, investment bankers, accountants and counsel) in connection with the entering into and any of obligations under this Agreement and the consummation of the transactions contemplated hereby.

Section 7.6   Amendments, Waivers, etc.   This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.7   Specific Performance.   The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

Section 7.8   Notices.   Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (with confirmation) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Harrah's Operating Company, Inc.
One Harrah's Court
Las Vegas, Nevada 89119
Facsimile: (702) 407-6418
Attn: General Counsel

with a copy to:

Latham & Watkins
650 Town Center Drive, Suite 2000
Costa Mesa, California 92626-1925
Facsimile: (714) 755-8290
Attn: Charles K. Ruck

If to Stockholder, addressed to:

Preston D. Smart
One Tanfield Road
Tiburon, California 94920

with a copy to:

Beckman and Associates
Two Penn Center Plaza. Suite 910
1500 J.F. Kennedy Blvd.
Philadelphia, Pennsylvania 19102
Facsimile: (215) 569-8769
Attention: Donald Beckman

Section 7.9   Headings.   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.10   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 7.11   Entire Agreement.   This Agreement (together with the Merger Agreement and the Separation Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 7.12   Assignment.   This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, except that each of Parent and Merger Sub may assign and transfer its rights and obligations hereunder to any direct or indirect wholly subsidiary of Parent.

Section 7.13   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.14   Mutual Drafting.   Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 7.15   Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)   This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the application of Delaware principles of conflicts of laws.

(b)   Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court in the Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.8. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.15(c).

Section 7.16   Counterparts.   This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 7.17   Acknowledgement.   The parties hereto acknowledge and agree that this Agreement is entered into pursuant to the provisions of Section 218 of the Delaware General Corporation Law.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Harrah's Operating Company, Inc.
a Delaware corporation

By: /s/ CHARLES L. ATWOOD
_____
    Name: Charles L. Atwood
    Title: Senior Vice President, Chief Financial
             Officer and Treasurer

/s/ PRESTON D. SMART
_____
Preston D. Smart

Griffin Holdings Limited

By: /s/ JOHN FRAZIER HUNT
_____
    Name: John Frazier Hunt
    Title: Counsel and Protectorate

Bayliss Trust

By: /s/ JOHN FRAZIER HUNT
_____
    Name: John Frazier Hunt
    Title: Trustee

Appendix H

Executive Officers and Directors

The names and positions of the executive officers and directors of JCC Holding Company, Harrah's Entertainment, Inc., Harrah's Operating Company, Inc., Harrah's New Orleans Management Company and Satchmo Acquisition, Inc. are set forth below. Each executive officer and director is a citizen of the United States of America. During the last five years, none of JCC Holding Company, Harrah's Entertainment, Inc., Harrah's Operating Company, Inc., Harrah's New Orleans Management Company and Satchmo Acquisition, Inc., nor to the best of their knowledge, any of their respective directors, executive officers or controlling persons, (a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) were a party to any judicial or administrative proceeding that resulted in a judgment, decree for final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

JCC Holding Company

Directors

Paul D. Debban (Chairman of the Board)
Stephen H. Brammell
Gary W. Loveman
Chris Lowden
Preston D. Smart
Charles C. Teamer, Sr.
Eddie N. Williams

Executive Officers

Paul D. Debban — President
L. Camille Fowler — Vice President-Finance, Treasurer and Secretary
Preston D. Smart — Vice President of Development

Harrah's Entertainment, Inc.

Directors

Philip G. Satre (Chairman of the Board)
Gary W. Loveman
Barbara T. Alexander
Frank J. Biondi, Jr.
Joe M. Henson
Ralph Horn
Gary G. Michael
R. Brad Martin
Robert G. Miller
Boake A. Sells
Eddie N. Williams

Executive Officers

Philip G. Satre- Chief Executive Officer
Gary W. Loveman — President and Chief Operating Officer
Charles L. Atwood — Senior Vice President, Chief Financial Officer and Treasurer
John M. Boushy — Senior Vice President, Operations Products and Services, Chief Information Officer
Stephen H. Brammell — Senior Vice President and General Counsel
Janis L. Jones — Senior Vice President, Communications/Government Relations
Richard E. Mirman — Senior Vice President, Marketing
Marilyn G. Winn — Senior Vice President, Human Resources

Harrah's Operating Company, Inc.

Directors	**Executive Officers**
Philip G. Satre (Chairman of the Board)	Philip G. Satre — Chief Executive Officer
Gary W. Loveman	Gary W. Loveman — President and Chief Operating Officer
Charles L. Atwood	Charles L. Atwood — Senior Vice President, Chief Financial Officer, Treasurer
	John M. Boushy — Senior Vice President, Operations Products & Services, Chief Information Officer
	Stephen H. Brammell — Senior Vice President and General Counsel
	Janis L. Jones — Senior Vice President, Communications/Government Relations
	Richard E. Mirman — Senior Vice President, Marketing
	Marilyn G. Winn — Senior Vice President, Human Resources

Harrah's New Orleans Management Company

Director	**Executive Officers**
Philip G. Satre (Chairman of the Board)	Philip G. Satre — Chief Executive Officer
	Anthony Sanfilippo — President and Chief Operating Officer
	Charles L. Atwood — Senior Vice President, and Treasurer
	William F. Noble, Jr. — Senior Vice President and General Manager
	P. Kevin Colomb — Vice President, General Counsel and Secretary
	Jerry Boone — Vice President — Human Resources

Satchmo Acquisition, Inc.

Directors	**Executive Officers**
Philip G. Satre (Chairman of the Board)	Philip G. Satre — Chief Executive Officer
Gary W. Loveman	Gary W. Loveman — President
Charles L. Atwood	Charles L. Atwood — Treasurer
	Anthony Sanfilippo — Senior Vice President
	William Noble — Vice President
	Stephen H. Brammell — Secretary

The following sets forth with respect to each executive officer and director such person's (a) name, present occupation, (b) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted and (c) material occupations, positions, offices or employments during the last five years, giving the starting and ending dates of each and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on.

Paul D. Debban has served as the President of JCC Holding Company and Jazz Casino Company, L.L.C. since July 2001. Mr. Debban has also served as a director of JCC Holding Company since

June 2001 and as Chairman of the Board since March 2002. Since 1988, Mr. Debban has served as Managing Director of the Reorganized Securities Group, a division of the investment banking firm The Seidler Companies, Inc. Mr. Debban's principal business address is Reorganized Securities Group, a Division of the Seidler Companies, 515 S. Figueroa Street, Suite 1100, Los Angeles, California.

Chris Lowden has served as a director of JCC Holding Company since August 2001. Since October 2000, Mr. Lowden has been a director and Chief Executive Officer of Endeavor Gaming, a privately held gaming company. Prior to joining Endeavor Gaming, Mr. Lowden served as Executive Vice-President of Operations of Santa Fe Gaming Corporation, now known as Archon Corporation, a publicly traded Nevada corporation. Mr. Lowden's principal business address is 3411 White Mountain Ct., Reno, Nevada 89511.

Preston D. Smart has served JCC Holding Company as a director since August 2001 and as Vice President of Development since November 2001. Since July 2001, Mr. Smart has been the President of JCC Development Company, L.L.C., JCC Canal Development, L.L.C. and JCC Fulton Development, L.L.C., each a wholly-owned subsidiary of JCC Holding Company. Since August 1995, Mr. Smart has been the Chairman and Chief Executive Officer of BayVen Capital, Inc., a privately held real estate development and investment firm. Mr. Smart's principal business address is 1 Tanfield Road Tiburon, California 94920.

Charles C. Teamer, Sr. has served as a director of JCC Holding Company since July 2002. Mr. Teamer is Chairman of the Board of Directors of Dryades Savings Bank. Mr. Teamer was the Vice President of Finance and Administration of Clark Atlanta University from 1997 until 1999. He was Vice President of Finance of Dillard University from 1965 until 1997. Mr. Teamer's principal business address is Dryades Savings Bank, 231 Carondolet, Suite 200, New Orleans, Louisiana 70122.

L. Camille Fowler has served as Vice President-Finance, Treasurer and Secretary of JCC Holding Company and its wholly-owned subsidiaries Jazz Casino Company, L.L.C., JCC Development Company, L.L.C., JCC Canal Development, L.L.C. and JCC Fulton Development, L.L.C. since September 1998. Ms. Fowler continued to serve in her capacity as an executive officer for these entities prior, during and after JCC Holding Company's 2001 bankruptcy proceedings. Ms. Fowler also served Harrah's New Orleans Management Company as Director of Finance from April 1996 to November 1998, Vice President and Secretary from January 1998 to November 1998, and Treasurer from February 1998 to November 1998. Ms. Fowler's principal business address is JCC Holding Company, One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana 70130.

Philip G. Satre has served as Chairman of the Board of Harrah's Entertainment, Inc. since January 1997 and Chief Executive Officer since April 1994. He is the Chairman of the Executive Committee of the Board of Harrah's Entertainment, Inc. He was a member of Harrah's Entertainment, Inc.'s three-executive Office of the President from May 1999 to April 2001, and was President from April 1991 to May 1999. He was President of Harrah's Entertainment, Inc.'s Gaming Group from 1984 to August 1995. He has been a director Harrah's Entertainment, Inc. since February 1990. He is also a director of JDN Realty Corporation, a real estate development and asset management company, and TABCORP Holdings Limited, an Australia public company in the leisure and entertainment business. He was a director of JCC Holding Company from April 2001 until June 2002 and from March 2000 until March 2001. Mr. Satre's principal business address is Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

Gary W. Loveman has served Harrah's Entertainment, Inc. as a director since February 2000, as President since April 2001 and as Chief Operating Officer from May 1998. He is a member of the Executive Committee of the Board of Harrah's Entertainment, Inc. He was a member of Harrah's Entertainment, Inc.'s three-executive Office of the President from May 1999 to April 2001 and was Executive Vice President from May 1998 to May 1999. Mr. Loveman was Associate Professor of Business Administration, Harvard University Graduate School of Business Administration from 1994 to

1998, where his responsibilities included teaching MBA and executive education students, research and publishing in the field of service management, and consulting and advising large service companies. He is also a director of Coach, Inc., a designer and marketer of high quality handbags and women's and men's accessories, and Ventas, Inc., a healthcare real estate investment trust. Mr. Loveman has served as a director of JCC Holding Company since June 2002. Mr. Loveman's principal business address is Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

Barbara T. Alexander was appointed a director of Harrah's Entertainment Inc. in February 2002, subject to regulatory approval. She is a member of the Audit Committee of the Board of Harrah's Entertainment, Inc. Ms. Alexander has been Senior Advisor for UBS Warburg, an investment banking firm, since October 1999. She was a Managing Director of Dillon Read & Co, Inc., an investment banking firm, and successor companies from January 1992 until October 1999. She is also a director of Centex Corporation, a building and related services company, CRH plc, a building and construction industry supplier, and Homestore.com Inc., a supplier of online media and technology to the real estate industry. Ms. Alexander's principal business address is UBS Warburg, 299 Park Avenue, 36th Floor, New York, New York 10171.

Frank J. Biondi, Jr. was appointed a director of Harrah's Entertainment Inc. in May 2002, subject to regulatory approval. Mr. Biondi is the Senior Managing Director of WaterView Advisors LLC, a private equity fund specializing in media. Mr. Biondi previously served as chairman and chief executive officer of Universal Studios, a major film, TV, and recorded music company, from April 1996 through November 1998. From July 1987 until January 1996, he served as chief executive officer of Viacom, Inc., a diversified entertainment company. He is currently a director of The Bank of New York, Amgen, Inc., Hasbro, Inc., Vail Resorts, Inc, The Museum of Television and Radio, and The International Tennis Hall of Fame. Mr. Biondi's principal business address is 2425 Olympic Boulevard, Suite 4030, West Santa Monica, California 90404.

Joe M. Henson has served as a director of Harrah's Entertainment Inc. since April 1991. He is a member of the Audit Committee of the Board of Harrah's Entertainment, Inc. Mr. Henson is currently a private investor. He was a director and Chairman of the Board of LEGENT Corporation, a computer systems software and services company, from October 1989 until February 1995 and was a director of that company and Chairman of its Executive Committee from January 1995 to May 1995. He was Chief Executive Officer of LEGENT Corporation from October 1989 to April 1992. Mr. Henson's principal business address is 41 Alpine Road, Greenwich, Connecticut 06830.

Ralph Horn has served as a director of Harrah's Entertainment Inc. since July 1995. He is the Chairman of the Audit Committee and a member of the Executive Committee of the Board of Harrah's Entertainment, Inc. Mr. Horn has been Chairman of the Board of First Tennessee National Corporation, a banking corporation, since January 1996 and Chief Executive Officer since April 1994. He has been a director of that company and its President since July 1991 and was its Chief Operating Officer from 1991 to 1994. He is also a director of Gaylord Entertainment Company, a hospitality and entertainment company, and Mid-America Apartment Communities, Inc., an umbrella partnership real estate investment trust. Mr. Horn's principal business address is First Tennessee National Corporation, 165 Madison Avenue, Third Floor, Memphis, Tennessee 38103.

R. Brad Martin has served as a director of Harrah's Entertainment Inc. since July 1996. He is a member of the Executive and Human Resources Committees of the Board of Harrah's Entertainment Inc. Since 1989, Mr. Martin has been Chairman of the Board and Chief Executive Officer of Saks Incorporated (formerly Proffitt's, Inc.), a retail department store company. He is also a director of First Tennessee National Corporation, a banking corporation. Mr. Martin's principal business address is 1025 Cherry Road, Memphis, Tennessee 38117.

Gary G. Michael has served as a director of Harrah's Entertainment Inc. since November 2001. He is a member of the Audit Committee of the Board of Harrah's Entertainment Inc. Mr. Michael is currently a private investor. He was Chairman of the Board of and Chief Executive Officer of Albertsons, Inc., a grocery supermarket company, from February 1991 to April 2001. He is also a director of Questar, Inc., an energy development company, Boise Cascade Corporation, a forest products company, IDACORP, Inc., an energy company, and The Clorox Company, a household products manufacturing company. Mr. Michael's principal business address is 2010 Silvercreek Lane, Boise, Idaho 83706.

Robert G. Miller has served as a director of Harrah's Entertainment, Inc. since May 1999, and is the Chairman of the Human Resources Committee of the Board of Harrah's Entertainment, Inc. Mr. Miller is Chairman of the Board and Chief Executive Officer of Rite-Aid, Inc., a retail pharmacy chain, a position he has held since December 1999. He was Vice Chairman and Chief Operating Officer of The Kroger Co., a grocery supermarket company, from May 1999 until December 1999, Vice Chairman of the Board and Chief Executive Officer of Fred Meyer, Inc. a grocery supermarket company, from July 1998 to May 1999, and Chairman of the Board and Chief Executive Officer of Fred Meyer, Inc. from 1991 to July 1998. He is also a director of Advance P.C.S., a healthcare company, and Pathmark Stores, a supermarket chain. Mr. Miller's principal business address is 30 Hunter Lane, Camp Hill, Pennsylvania 02163.

Boake A. Sells has served as a director of Harrah's Entertainment, Inc. since February 1990. He is a member of the Executive and Human Resources Committees of the Board of Harrah's Entertainment, Inc. Mr. Sells is currently a private investor. Previously, he was Chairman of the Board and Chief Executive Officer of Revco D.S., Inc., a retail pharmacy chain, from September 1987 to October 1992 and was President of that company from April 1988 to June 1992. He is also a director of NCS Healthcare, a provider of pharmacy and related services. Mr. Sells's principal business address is 11714 Walton Place, Naples, Florida 34110.

Eddie N. Williams has served as a director of Harrah's Entertainment, Inc. since October 1992. He is a member of the Human Resources Committee of the Board of Harrah's Entertainment, Inc. Mr. Williams has been President and Chief Executive Officer of the Joint Center for Political and Economic Studies in Washington, D.C., a nonprofit public policy research institution, since 1972. He is also a director of Riggs National Corporation, a bank holding company. He has served as a director of JCC Holding Company since August 2001 and from March 1999 to March 2001. Mr. Williams' principal business address Joint Center for Political and Economic Studies, 1090 Vermont Ave., NW, Suite 1100, Washington, D.C. 20005.

Charles L. Atwood has served Harrah's Entertainment, Inc. as Senior Vice President and Chief Financial Officer since April 2001 and as Treasurer since October 1996. Mr. Atwood served Harrah's Entertainment, Inc. as Vice President from October 1996 to April 2001. Mr. Atwood's principal business address is Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

John M. Boushy has served Harrah's Entertainment, Inc. as Senior Vice President, Operations Products & Services and Chief Information Officer since February 2001. Mr Boushy served Harrah's Entertainment, Inc. as Senior Vice President Brand Operations and Information Technology from 1999 to 2001, and as Senior Vice President Information Technology and Marketing Services from 1993 to 1999. Mr. Boushy's principal business address is Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

Stephen H. Brammell has served as Senior Vice President and General Counsel of Harrah's Entertainment Inc. since July 1999. Mr. Brammell served Harrah's Entertainment Inc. as Secretary from May 2000 to February 2001, Vice President and Associate General Counsel from 1997 to 1999, and Associate General Counsel from 1993 to 1997. Mr. Brammell has served as a director of JCC Holding Company since June 2002. Mr. Brammell's principal business address is Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

Janis L. Jones has served Harrah's Entertainment, Inc. as Senior Vice President, Communications/Government Relations since November 1999. Ms. Jones was the Mayor of Las Vegas, Nevada, from 1991 to 1999. Ms. Jones' principal business address is Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

Richard E. Mirman has served Harrah's Entertainment, Inc. as Senior Vice President, Marketing since April 2000. Mr Mirman served Harrah's Entertainment, Inc. as Vice President, Relationship Marketing from 1998 to 2000. From 1994 to 1998, he was a consultant in the financial and health services group for Booz-Allen & Hamilton, New York, a management and technology consulting firm. Mr. Mirman's principal business address is Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

Marilyn G. Winn has served Harrah's Entertainment, Inc. as Senior Vice President, Human Resources since May 1999. Previously, Ms. Winn was the Senior Vice President and General Manager of Harrah's Shreveport from 1997 to 1999, and the Director of Slot Operations of Harrah's Las Vegas from 1995 to 1997. Ms. Winn's principal business address is Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

Anthony Sanfilippo has been President and Chief Operating Officer of Harrah's New Orleans Management Company since May 2001. Mr. Sanfilippo has also served as the President of the Harrah's Entertainment Central Division since 1997. He served as a director of JCC Holding Company from June 2001 until June 2002. Mr. Sanfilippo's principal business address is Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

William F. Noble, Jr. has been Senior Vice President and General Manager of Harrah's New Orleans Management Company since May 2001. Mr. Noble served Harrah's North Kansas City, a subsidiary of Harrah's Operating Company, Inc., as Senior Vice President and General Manager from October 2000 until May 2001 and as Assistant General Manager from 1999 to October 2000. He joined Harrah's Entertainment, Inc. in July 1998 and was Vice President of Casino Operations for Harrah's Las Vegas from November 1998 until his promotion to Assistant General Manager at Harrah's North Kansas City in 1999. Prior to joining Harrah's, Mr. Noble was an associate with McKinsey & Company, a strategy consulting firm. Mr. Noble's principal business address is Harrah's New Orleans Management Company, c/o Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

P. Kevin Colomb has been Vice President, General Counsel and Secretary of Harrah's New Orleans Management Company since February 1999. He also serves as General Counsel of Louisiana Properties for Harrah's Entertainment, Inc. since August, 2001. From 1988 until 1999, Mr. Colomb was an attorney for Amoco, an oil and gas company. Mr. Colomb's principal address Harrah's New Orleans Management Company, c/o Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

Jerry Boone has been Vice President—Human Resources of Harrah's New Orleans Management Company since March 2000. From 1998 to March of 2000, Mr. Boone was the Vice President of Gaming Operations for Harrah's New Orleans Management Company. From 1995 to 1998, he served as Vice President and General Counsel of Harrah's Atlantic City, followed by a brief stint as a Harrah's Vice President of Gaming Executive Development. While serving as an executive at Harrah's Atlantic City, Mr. Boone was appointed by New Jersey Governor Christie Todd Whitman as a Commissioner on the New Jersey Casino Reinvestment Development Authority. Mr. Boone's principal business address is Harrah's New Orleans Management Company, c/o Harrah's Entertainment, Inc., One Harrah's Court, Las Vegas, Nevada 89119.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER: 0-33007

JCC HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**62-1650470**
(State or other jurisdiction of incorporation)	(IRS employer identification number)

One Canal Place
365 Canal Street, Suite 900
New Orleans, Louisiana 70130
(Address of principal executive offices)

(504) 533-6000
(Registrant's telephone number)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, par value $0.01 per share	OTC Bulletin Board

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒　No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.　☐

The aggregate market value of the Common Stock held by non-affiliates of the registrant was $6,665,234 at March 1, 2002, based on the closing sale price of $2.00 per share for the Common Stock on such date on the Over-the-Counter Bulletin Board trading system.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒　No ☐

As of March 1, 2002, the number of shares of our Common Stock outstanding was 12,386,200.

On March 19, 2001 the United States Bankruptcy Court for the Eastern District of Louisiana confirmed our Plan of Reorganization (the "Plan of Reorganization") which, among other things, resulted in the elimination of all of our outstanding shares of class A common stock and class B common stock upon the effective date of the Plan of Reorganization, which was March 29, 2001. A copy of the Plan of Reorganization was filed on March 29, 2001, with the SEC as part of our Form 8-K filing concerning the approval of the bankruptcy proceeding (which filing is incorporated herein by reference).

DOCUMENTS INCORPORATED BY REFERENCE

Specifically identified portions of the Proxy Statement for the 2002 Annual Meeting of Stockholders to be held on April 25, 2002, are incorporated by reference in Part III.

JCC HOLDING COMPANY

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

PART I

Item 1.   Description of the Business.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This annual report of JCC Holding Company ("JCC Holding") on Form 10-K includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including in particular the statements about (1) our plans, objectives, expectations and prospects, (2) the development of non-gaming entertainment space on the second floor of the casino in New Orleans, Louisiana and of various adjacent properties for entertainment and other uses supporting the casino, and (3) the development and implementation of a plan for expanded buffet and dining facilities and other amenities for our patrons to the extent now permitted by applicable restrictions. In particular, such statements appear under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions identify forward-looking statements. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by such forward-looking statements are reasonable, such statements involve uncertainties and risks, and we cannot be certain that such plans, objectives, expectations and prospects will be achieved. Important factors that could cause actual results to differ materially from the results anticipated by the forward-looking statements include such matters as:

- our ability to achieve sufficient revenues under our Plan of Reorganization to meet our reduced but continuing obligations to the State of Louisiana, the City of New Orleans and our various other creditors, including, in particular, our minimum required annual payment to the State of Louisiana in the amount of the greater of (i) $50 million (increased to $60 million beginning April 1, 2002 and continuing for each casino operating contract fiscal year thereafter during the term of the casino operating contract) or (ii) the sum of a sliding scale of gross gaming revenues that begins at 21.5% for gross gaming revenues up to $500 million and escalates to a high of 29% for revenues in excess of $900 million.

- our ability to compete successfully with riverboat gaming operations in our market area which are now permitted to remain dockside without the requirement of periodically traveling offshore; and

- our ability to develop a sufficiently effective marketing plan to succeed in operating in a weakened national economy, a weakened convention and leisure travel market and an increasingly competitive local and regional gaming marketplace in which we also compete with other entertainment alternatives.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

THE COMPANY

General

We are a casino and entertainment company. We operate a land-based casino entertainment facility (the "Casino") in downtown New Orleans, Louisiana, which opened for business on October 28, 1999, at the foot of Canal and Poydras Streets on the site of New Orleans' former Rivergate convention center. Pursuant to a casino operating contract dated October 30, 1998 among Jazz Casino Company, L.L.C. which operates the Casino, Harrah's Jazz Company (now dissolved) and the State of Louisiana, through the Louisiana Gaming Control Board, we were granted the exclusive right to operate the Casino in Orleans Parish.

JCC Holding was incorporated on August 20, 1996, in anticipation of assuming the business formerly owned by Harrah's Jazz Company, which had filed for bankruptcy in November 1995. We conduct business through our wholly-owned subsidiaries, Jazz Casino Company, L.L.C., a Louisiana limited liability company ("Jazz Casino"), JCC Development Company, L.L.C., a Louisiana limited liability company ("JCC Development"), JCC Canal Development, L.L.C., a Louisiana limited liability company ("Canal Development"), and JCC Fulton Development, L.L.C., a Louisiana limited liability company ("Fulton Development"). We filed for bankruptcy protection in January 2001 and emerged in March 2001, as further described immediately below. Except as otherwise noted, for purposes of this report, the words "we," "us" and "our" refer to JCC Holding Company together with each of its subsidiaries. Our principal executive offices are located at One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana 70130, and our telephone number is (504) 533-6000.

JCC Holding Bankruptcy Proceedings

In July 2000, we engaged the services of the investment banking firm of Jefferies & Company ("Jefferies") to assist us in evaluating ways to restructure our financial obligations as we realized that, based on our operating losses, we would need to reorganize in order to remain in business. In September 2000, the Mayor of the City of New Orleans appointed a tax advisory committee to review the financial condition of the Casino and advise him on the financial viability of the Casino and its economic impact on the city. Based on Jefferies' advice, in November 2000 we presented a proposal for restructuring our financial obligations to the tax advisory committee. The proposal recommended, among other things, a pre-negotiated bankruptcy proceeding to achieve a reorganization of our financial arrangements and existing capital structure.

On January 4, 2001 (the "Petition Date"), we filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in order to allow restructuring of our obligations to the State of Louisiana and the City of New Orleans, long-term debt, bank credit facilities, and trade and other obligations. The filing was made in the U.S. Bankruptcy Court for the Eastern District of Louisiana in New Orleans (the "Bankruptcy Court"). After the Petition Date, we continued to operate as debtors-in-possession subject to the Bankruptcy Court's supervision and orders.

The bankruptcy petitions were filed in order to give us the opportunity to restructure our debt and other obligations. Our Plan of Reorganization filed with the Bankruptcy Court on February 8, 2001, set forth the means for satisfying claims, including reductions of our liabilities subject to compromise, and cancellation of equity interests in JCC Holding. The Plan of Reorganization was approved by the Bankruptcy Court on March 19, 2001 and was effective March 29, 2001. Consummation of this plan resulted in, among other things, elimination of all our common stock existing prior to the effective date of our Plan of Reorganization and the issuance of new equity and debt securities to creditors. In accordance with the Plan of Reorganization we issued, effective on March 29, 2001, 12,386,200 shares of new common stock ("Common Stock") and $124,519,758 of senior notes due 2008 ("Senior Notes") to certain of our creditors, including Harrah's Entertainment, Inc. ("Harrah's Entertainment" or

"HET") and affiliates, in consideration of their consent to cancellation and/or reduction of claims against us in connection with certain agreements.

Pursuant to Section 365 of the U.S. Bankruptcy Code, we had the right to assume or reject executory contracts or unexpired leases, and did so in certain instances in connection with our Plan of Reorganization. We did not reject any executory contracts or unexpired leases material to our business operations.

This report should be read in light of our bankruptcy proceeding and Plan of Reorganization. The full Plan of Reorganization and related Disclosure Statement were filed with the SEC as part of our Form 8-K filing concerning the approval of the bankruptcy proceeding, on March 29, 2001 (which filing is incorporated herein by reference).

The Casino

The Casino consists of 196,000 square feet on its first floor, 100,000 square feet of which is gaming space in five themed areas named The Jazz Court, The Mardi Gras Court, The Smuggler's Court, The Court of the Mansion and The Court of Good Fortune. The remaining space is used for a food service area with a 250 seat buffet and a 50 seat restaurant, casino support facilities, and multi-function, special event and meeting-room space. The second floor of the Casino, which is subleased by Jazz Casino to JCC Development, has not yet been developed. Parking for approximately 400 cars and approximately 145,000 square feet of back-of-house and support areas are provided in the basement level of the Casino under the main gaming floor. Across Poydras Street and connected to the Casino by an underground tunnel are two parking facilities that together contain approximately 1,550 parking spaces.

The Casino has approximately 2,500 slot machines and 102 table games, including live poker, blackjack, craps, roulette and baccarat. The gaming activities that may be conducted at the Casino, subject to the rule-making authority of the Louisiana Gaming Control Board, include any banking or percentage game that is played with cards, dice or any electronic, electrical or mechanical device or machine for money, property or any thing of value. The Casino, however, may not offer lotteries, bingo, wagering on dog or horse races, sports betting or wagering on any type of sports contest or event. The Casino is open 24 hours a day, 365 days a year and can extend credit, with no loss or wagering limits.

As funding and circumstances may permit, we plan to expand our existing buffet to 400 seats, develop a full-service restaurant with seating for 150 people, develop approximately 130,000 square feet of multipurpose non-gaming entertainment space on the second floor of the Casino and develop various adjacent properties for entertainment uses supporting the Casino. We have not obtained financing to fund these developments, and cannot assure that we will ever obtain such funding.

Description of the Manager

On October 29, 1998, Jazz Casino and Harrah's New Orleans Management Company (the "Manager") entered into an agreement pursuant to which Jazz Casino engaged the Manager to manage the operations of the Casino. This management agreement was amended and restated in connection with our Plan of Reorganization. The Manager is an indirect wholly-owned subsidiary of Harrah's Entertainment, Inc. and was formed in May 1993 for the purpose of acting as the manager of the Casino. Harrah's Entertainment's casino business began operations more than 60 years ago and, through its operating subsidiaries and other affiliates, Harrah's Entertainment currently operates casino entertainment facilities in 12 states under the Harrah's, Showboat, Rio and Harveys brand names.

Under the management agreement, subject to certain budgetary constraints, the Manager is responsible for and has authority over, among other things:

- hiring, supervising and establishing labor policies with respect to employees working in the Casino;

- gaming and entertainment policies and operations including security and internal control procedures;

- advertising, marketing and promoting the Casino;

- providing Casino-level accounting and budgeting services;

- maintaining, renovating and improving the Casino;

- performing certain system services generally performed at casinos owned or managed by Harrah's Entertainment or its affiliates; and

- performing certain other functions identified by Jazz Casino and agreed to by the Manager.

During the term of the management agreement, Jazz Casino is required to fund the cost of operating the Casino and is responsible for, among other things:

- approving budgets presented by the Manager;

- maintaining Jazz Casino's leasehold interest in the Casino's premises, free from encumbrances other than those set forth as exceptions in the title policy covering the Casino's premises;

- obtaining and maintaining all licenses and permits required to own and operate the Casino and handling governmental affairs;

- developing, leasing and financing the second floor of the Casino;

- complying with certain minority, women and disadvantaged persons hiring requirements;

- paying indebtedness encumbering the Casino;

- handling all community and public relations, except advertising, marketing and promotions;

- establishing and administering employee benefit plans and other employee benefit matters;

- assisting the Manager with any matters delegated to the Manager if requested in writing by the Manager and agreed to by Jazz Casino; and

- handling all corporate, administrative and other business activities of Jazz Casino and any other matters not expressly delegated to the Manager under the management agreement.

Under the management agreement, the Manager is entitled to receive a management fee equal to 30 percent of earnings before interest, income taxes, depreciation, amortization and management fees ("EBITDAM"). This management fee entitles us to the services described above. In addition, a portion of this fee may be designated as a marketing contribution that can be used for advertising services, special promotions, public relations and other marketing services. Harrah's Entertainment affiliates may pool the marketing contribution with contributions made by other participating casinos owned or managed by Harrah's Entertainment affiliates. In addition, Jazz Casino is required to reimburse Harrah's Entertainment for the cost of property level executive salaries, and for insurance related to the Casino. Neither the Manager nor any of its affiliates is entitled to receive fees for services previously provided under our administrative services agreement, which services must now be provided at no additional cost. These services include computer processing, payroll, marketing teleservices, and administering certain employee benefit packages.

The management agreement also provides, among other things, that neither the Manager nor Jazz Casino nor any of their affiliates controlled by the Manager's ultimate parent or Jazz Casino's ultimate parent, as the case may be, can develop, own, finance or manage a casino or other gaming operations in Orleans, Plaquemines, St. Charles, St. Tammany, Jefferson or St. Bernard Parishes, Louisiana, except for the Casino.

In June 2001, in order to reduce our expenses through the consolidation of duplicative functions, our board of directors agreed to release Fred Keeton from his position with us as Vice President of Community Relations and Governmental Affairs, permitting him to become an employee of HET. Mr. Keeton would continue his involvement in some governmental relations matters on our behalf at a reduced cost to us.

Marketing Strategy

Our marketing strategy is designed to attract primarily a broad "middle market" of local and regional gamers, national in-market tourists and Harrah's customers from across the country. We use marketing material emphasizing the Casino as a total entertainment destination, leveraging New Orleans' music, food, history, architecture and spirit. Additionally, under the terms of our ground lease with the Rivergate Development Corporation and the City of New Orleans for the site on which the Casino is located, as amended in connection with our bankruptcy proceeding, we pay the City of New Orleans $1.5 million per year to market and promote the Casino as a part of its destination marketing program. The Rivergate Development Corporation is a public benefit corporation formed for the purpose of subleasing to us the site in New Orleans designated by law for the Casino's location.

Competition

We face significant competition on a regional and local scale from gaming operations in Mississippi and Louisiana. The Casino competes for patrons on a national scale with large casino hotel facilities in Las Vegas, Nevada and Atlantic City, New Jersey. Because of the large number of casinos competing on both the local and national levels and the continued development of other gaming markets, the competition facing the Casino is expected to increase.

The terms of the Louisiana Economic Development and Gaming Corporation Act and the Louisiana Gaming Control Act (collectively, the "Gaming Act") and the rules and regulations promulgated thereunder were amended in connection with our Plan of Reorganization. The Gaming Act and its rules and regulations in effect subsequent to the effectiveness of our Plan of Reorganization, now allow us as part of our casino operations to:

- directly own and operate a full-service restaurant with seating limited to 150 seats;
- expand our limited cafeteria style seating from 250 to 400 seats;
- cater certain functions within the Casino;
- lease space to area restaurant owners in a food court with seating limited to 100 seats;
- lease space to third parties to operate two restaurants on the second floor with a total of 350 seats;
- offer and advertise limited complimentary and discount food offerings to certain specified persons; and
- buy, lease, or build a hotel with 450 rooms.

Prior to these amendments to State law, we were not allowed to operate a hotel, obtain preferred pricing with any particular hotel or offer seated dining for our patrons with table service. Even with the amendments, we are still restricted from freely offering complimentary or discounted lodging or food to the general public except under limited circumstances.

Certain amendments to our ground lease and general ordinances of the City also made in connection with our reorganization reduced restrictions on our food and lodging operations to mirror current restrictions imposed by the State of Louisiana.

The vast majority of our competitors operate without the restrictions on lodging, food services and entertainment that apply to us. We believe that the ability to provide such amenities without such restrictions is a considerable advantage for our competitors.

Mississippi. We compete on a national, regional and local scale for visitors with existing gaming facilities in Mississippi. The Mississippi Gulf Coast has become a major gaming destination. There are currently 12 dockside casinos operating on the Mississippi Gulf Coast that are within 100 miles of New Orleans. In addition, there is substantial growth in Mississippi's Gulf Coast gaming industry, including significant expansions of hotel and convention space and the addition of golf courses. For example, an 1,800 room hotel, resort and dockside casino opened in Biloxi in March 1999 that is larger than any hotel in New Orleans. Approximately $600 million was spent to develop this resort and due to its size and amenities, it provides significant competition to the Casino. Mississippi law allows dockside gaming and does not limit the number of casinos or the square feet of gaming space in these facilities. Mississippi has recently promulgated a regulation, however, that requires new entrants in the industry to spend certain amounts of money on non-gaming facilities in addition to the casino boat itself. Unlike the Casino, gaming facilities in Mississippi operate with no restrictions on lodging, food and beverage service, and entertainment, and several of such facilities have recently expanded to enhance such services.

Louisiana. We currently have the exclusive right to operate a land-based casino in Orleans Parish. In authorizing the operation of a single, official land-based gaming establishment, the Louisiana legislature intended to promote economic development and maintain public confidence in the integrity of casino gaming operations in a manner that ensures that the owner or operator of the casino has no incentive to (1) divert or skim revenues, (2) engage in illegal activities or reduce competition from other gaming entities, or (3) conduct land-based gaming operations so as to prevent guests from patronizing local businesses other than the official gaming establishment. The legislature further determined that by authorizing only a single, land-based casino, all persons involved with the casino gaming operation, including manufacturers, suppliers, and distributors of certain gaming devices and equipment, could be licensed, regulated, and controlled in such a manner as to, among other things, protect the public health, safety, morals, good order, and general welfare of the citizens of the State of Louisiana.

Notwithstanding our exclusive right to operate a land-based casino in Orleans Parish, on a regional and local scale, we still compete with 14 riverboat or dockside gaming operations in Louisiana, including:

- one riverboat in Orleans Parish;

- two riverboats in the New Orleans metropolitan area;

- two riverboats in Baton Rouge;

- four riverboats in Lake Charles in western Louisiana; and

- five dockside casinos in Shreveport/Bossier City in northern Louisiana.

In addition, on October 16, 2001, a fifteenth license to conduct riverboat gaming in Louisiana was awarded by the Louisiana Gaming Control Board, to be located in Lake Charles, Louisiana. That project is in the planning stages at present. The riverboat gaming operations are regulated by the

Louisiana Riverboat Economic Development and Gaming Control Act (the "Riverboat Act"), which does not impose wagering or loss limits and permits all forms of gaming with the exception of sports betting. In March 2001, the Louisiana legislature passed legislation that allows all riverboats to remain dockside. This change has increased competition for our Casino.

We also compete with land-based gaming facilities located in central Louisiana on Native American land. The Tunica-Biloxi, Chitimacha and Coushatta Native American tribes have each opened casinos near the towns of Marksville, Charenton and Kinder, respectively, each of which is located more than 105 miles from New Orleans. In addition, in February 2002, the governor of Louisiana reached an agreement with the Jena band of Choctaw Indians that would allow this Native American tribe to build a casino in Vinton, Louisiana (between Lake Charles and the Texas border), pending Federal approval. The agreement did not receive federal approval, but we anticipate the governor will continue to negotiate with the Jena band for an acceptable contract.

National and International Competition.   We compete for patrons on a national scale with large casino hotel facilities located in Las Vegas, Nevada and Atlantic City, New Jersey. Several new facilities have recently opened in Las Vegas and other existing facilities in Las Vegas and Atlantic City have undergone major expansions. This construction and expansion increased the number of hotel rooms and gaming positions in the Las Vegas and Atlantic City markets and created several attractions that have enhanced the appeal of those cities as tourist destinations. To a lesser degree, we also compete for international patrons with casinos in other parts of the world.

Other Venues.   We may face additional regional competition generated from land-based or riverboat casino facilities to be located in states which have previously not allowed casino gaming activities, such as Alabama and Texas. Bills seeking to legalize gaming are introduced in both of these states from time to time. While the Texas legislature has thus far refused to authorize casino gambling in Texas, Indian tribal gaming has been approved for the certain federally recognized tribes in Texas, including the Kickapoo Nation and the Alabama-Coushatta Indians. Under federal law, the Kickapoo Nation operates the Lucky Eagle Pass Casino in Eagle Pass, Texas. In addition, the Alabama-Coushatta tribe, whose reservation is near Livingston, Texas, opened a casino in November 2001. Under a different federal law, the Tigua Indians operated the Speaking Rock Casino in El Paso. The Texas Attorney General initiated legal action to shut down the Tigua casino and in February 2002 a federal court ordered this casino to close. While we do not consider these activities directly competitive with our casino due to their locations, they do provide some general regional competition for gaming patrons and may thus affect our ability to attract patrons in the broader region in which we operate. Further, if new legislation permits additional gaming activities in Alabama or Texas, the Casino would likely face increased competition for patrons from those states.

Other Forms of Legal Wagering.   We compete for local customers with other forms of legal wagering, including racetracks and off-track betting parlors. For example, under Louisiana law, certain parishes (including Orleans Parish) permit:

- restaurants, taverns, hotels and licensed clubs to operate up to three video draw poker devices per location;

- certain truck stops to operate up to 50 video draw poker devices per location; and

- racetracks and off-track betting parlors to operate an unlimited number of video draw poker devices per location.

Louisiana law, however, limits video draw poker device wagering and jackpots. Other forms of wagering, including charitable gaming and a state lottery, provide additional local competition.

In 1997, the Louisiana legislature authorized the use of slot machines in racetracks in three parishes (but not Orleans Parish). This legislation was subject to approval by a referendum in each of the parishes where the racetracks were located. The voters in all three parishes approved the use of slot machines at the racetracks located in those parishes, and legislative action on the fees and taxes to be imposed on the slot machines received legislative approval. These tracks are located in Calcasieu (near Lake Charles), Bossier (near Shreveport) and St. Landry (near Lafayette) Parishes. The track in Calcasieu Parish opened its slot machines on February 13, 2002. In the past there have been bills introduced in the Louisiana legislature to allow the racetrack in New Orleans to have slot machines in addition to its existing video poker machines. We anticipate that a similar bill will be introduced in the next session of the Louisiana legislature. Louisiana also sponsors a state-wide lottery with which we compete to some degree for gaming business.

Development Plans

As a result of our Plan of Reorganization, we are now free to expand our buffet facilities from 250 to 400 seats, and develop, own and operate a full-service restaurant with seating for 150 people. We intend to commence such expansion and development during 2002. Funding for such expansion and development must come from cash flow from operations or from outside financing.

Concurrent with constructing the Casino's gaming facilities, approximately 130,000 square feet of multipurpose non-gaming entertainment space on the second floor of the Casino was constructed to the point at which the shell of the structure is complete. We presented a preliminary master plan governing the use of the second floor of the Casino to the City of New Orleans on February 22, 2000, and are currently updating that plan. We intend to revise the master plan to include, among other things, restaurant facilities now that the restrictions against us providing restaurant facilities on the second floor have been lessened. As a result of our Plan of Reorganization, we are also now free to lease space to as many as two restaurant operators. We are obligated under the ground lease to develop the second floor of the Casino within a "reasonable period of time" after March 31, 2001. We are also considering alternatives for financing of the remainder of this development. We cannot be certain that we will ever obtain such financing. Without additional financing, we will be unable to build-out and develop the second floor of the Casino. Jazz Casino has subleased the second floor to JCC Development pursuant to the terms of a sublease dated October 29, 1998, and JCC Development intends to manage and lease the second floor development in a manner consistent with the master plan. The term of the second floor sublease commenced in September 1999. Unless the second floor sublease is sooner terminated by its terms, the sublease will terminate on the earlier of the date of expiration or the date of termination of Jazz Casino's amended and restated ground lease dated October 29, 1998 with the Rivergate Development Corporation, as landlord, and the City of New Orleans, as intervenor, for the Casino site in New Orleans. The Louisiana Gaming Control Board has the authority to approve the master plan and all subleases and uses on the second floor. Jazz Casino is entitled to convert any portion of the second floor to gaming use, subject to the approval of the Louisiana Gaming Control Board and the provisions of its casino operating contract. If, however, this conversion reduces the sublease revenue payable to the Rivergate Development Corporation pursuant to the second floor sublease, Jazz Casino is required, under certain circumstances and for certain periods of time, to compensate the Rivergate Development Corporation for the reduction.

We own a city block of historical buildings across the street from the Casino and its garages, which we have planned to develop into entertainment and other uses that support the Casino. At this time, we have not completed our plans and have not obtained financing for this development. We cannot be certain that we can obtain such financing. This property does not generate any material revenue for us.

We also owned the parcel of land across from the Casino located at 3 Canal Place in New Orleans, adjacent to the Canal Place Shopping Center. On October 15, 2001, we closed on the sale of this property to CP3 Associates, LLC. We plan to use the funds from the sale for development needs, including second floor development, subject to any limitations imposed by our financing documents. These funds, however, are not sufficient to complete development of the second floor.

Employees

As of March 1, 2002, we had approximately 2,200 full-time employees and 300 part-time employees. Jazz Casino, through the Manager, hires and trains employees to operate the Casino. The Casino's executive staff is comprised of employees of the Manager. The Gaming Act requires that at least 80% of the Casino's employees be Louisiana residents for at least one year prior to employment. Jazz Casino's ground lease with the Rivergate Development Corporation and the City of New Orleans also requires that at least 55% of the employees of Jazz Casino and JCC Development live and reside in Orleans Parish, subject to reduction to comply with applicable law. This minimum percentage will increase by 2% on each anniversary of the Casino's opening on October 28, 1999, until the residency requirement reaches 65%, subject to reductions to comply with applicable law. Jazz Casino's amended general development agreement and ground lease also require it to comply with the revised and updated open access program and plans adopted pursuant thereto that are designed to facilitate participation by minorities, women, and disadvantaged persons and business enterprises in developing, constructing and operating the Casino.

REGULATION

Louisiana Gaming Act

The ownership and operation of the Casino are subject to pervasive governmental regulation, including regulation by the Louisiana Gaming Control Board in accordance with the terms of the Gaming Act, the rules and regulations promulgated thereunder and our casino operating contract. The operating contract has a twenty-year term beginning in July 1994, with one ten-year option to extend.

The Gaming Act and the rules and regulations promulgated thereunder, all of which are subject to amendment or revision, establish significant regulatory requirements with respect to gaming and non-gaming activities, including, without limitation:

- requirements with respect to permitted games;

- minimum accounting and financial practices;

- standards for gaming devices and surveillance;

- suitability requirements for our equity and debt holders, officers, directors, and employees, and licensing requirements for our vendors;

- standards for credit extension and collection; and

- permissible food services.

Failure to comply with the Gaming Act or its rules and regulations could result in disciplinary action, including fines and suspension or revocation of a license or an adverse suitability determination. Certain regulatory violations could also constitute an event of default under our casino operating contract, resulting in the termination of our right to operate the Casino.

Under the Gaming Act and the rules and regulations promulgated thereunder, Jazz Casino, JCC Holding, and their members, officers and directors were required to be found suitable by the Louisiana Gaming Control Board in order to own and operate the Casino. This suitability requirement must be continuously satisfied during the term of the casino operating contract. The Gaming Act and its rules and regulations also require suitability findings for, among others, the Casino's Manager, anyone with a direct ownership interest (regardless of percentage interest) or the ability to control Jazz Casino, JCC Holding or the Casino's Manager (as well as their intermediary and holding companies), certain officers and directors of such companies, certain employees of Jazz Casino and the Casino's Manager and certain specified debt holders and lenders that have loaned Jazz Casino or JCC Holding money in connection with the Casino's construction and operation. To be found suitable, an applicant must show:

- the applicant is a person of good character, honesty and integrity;

- the applicant's prior activities, criminal record, if any, reputation, habits and associations do not pose a threat to the public interest of Louisiana or the regulation and control of casino gaming or create or enhance the dangers of unsuitable, unfair or illegal practices, methods and activities in the conduct of gaming or the carrying on of the business and financial arrangements incidental thereto; and

- the applicant is capable of and is likely to conduct the activities for which a license or contract is sought.

In addition, to be found suitable for purposes of the casino operating contract, Jazz Casino must demonstrate that:

- it has or can guarantee its ability to acquire adequate business competence and experience in conducting casino gaming operations;

- financing that it seeks to obtain is adequate for the proposed operation and is from suitable sources; and

- it has, or is capable of, and guarantees its ability to obtain a bond or satisfactory financial guarantee of a sufficient amount to guarantee successful completion of and compliance with the casino operating contract or such other projects that are regulated by the Louisiana Gaming Control Board.

Under the Gaming Act and its rules and regulations, any person holding or controlling a direct or beneficial 5% or more equity interest (either alone or in combination with others) in a direct or indirect holding company of Jazz Casino, including JCC Holding or the Casino's Manager, is presumed to have the ability to control Jazz Casino or the Casino's Manager (or their holding companies, as the case may be), requiring a finding of suitability. However, this suitability finding is not required if, among other things, the presumption of control is rebutted or the holder is one of several specified passive institutional investors and it submits documentation which establishes (i) it holds its interest in the ordinary course of business for investment purposes only; (ii) it does not exercise influence over the affairs of JCC Holding or Jazz Casino (this shall not include the exercise of voting privileges), and (iii) it does not intend to exercise influence over JCC Holding or Jazz Casino and it will notify the Louisiana Gaming Control Board in writing if such intent should change. To the extent any holder of the securities of JCC Holding fails to satisfy such requirement, the holder may be required to obtain certain qualifications or approvals (including a finding of suitability) from the Louisiana Gaming Control Board to continue to hold such securities. Any failure to obtain these qualifications or approvals may, by virtue of the requirements imposed on us, subject these security holders to certain requirements, limitations or prohibitions, including a requirement that the security holders liquidate their securities at a time or at a cost that is otherwise unfavorable. In addition, the Louisiana Gaming Control Board has the authority to investigate the suitability or qualifications of any of our investors, including an institutional investor, should it become aware of facts or information that an investor may be found unsuitable or disqualified.

Further, under the Gaming Act, the sale, transfer, assignment, pledge, alienation, disposition, public offering, or acquisition of securities that results in one person's owning 5% or more of the total outstanding shares issued by Jazz Casino is void as to such person without prior approval of the Louisiana Gaming Control Board. Failure to obtain prior approval by the Louisiana Gaming Control Board of a person acquiring 5% or more of the total outstanding shares of a licensee or 5% or more economic interest in Jazz Casino is grounds for cancellation of the casino operating contract or license suspension or revocation.

Under the Gaming Act and its rules and regulations, the Louisiana Gaming Control Board has the authority to deny, revoke, suspend, limit, condition, or restrict any finding of suitability. The Louisiana Gaming Control Board also has the authority to take further action against Jazz Casino on the grounds that a person found suitable is associated with, or controls, is controlled by, is under common control with, an unsuitable or disqualified person. If at any time the Louisiana Gaming Control Board finds that any person required to be and remain suitable has failed to demonstrate suitability, the Louisiana Gaming Control Board may take any action it deems necessary to protect the public interest. However, if a person associated with Jazz Casino, the Casino's Manager or their affiliates, intermediaries, or holding companies, as the case may be, has failed to be found or remain suitable, the Louisiana Gaming Control Board will not declare these companies unsuitable if the companies comply with the conditional licensing provisions, take immediate good faith action and comply with any order of the Louisiana Gaming Control Board to cause the person to dispose of its interest, and, before such disposition, ensure that the disqualified person does not receive any ownership benefits. These protections do not apply if Jazz Casino, the Casino's Manager or their affiliates, intermediaries, or holding companies, as the case may be, (1) fail to remain suitable, (2) had actual or constructive knowledge of the facts that are the basis for the Louisiana Gaming Control Board regulatory action and failed to take appropriate action, or (3) are so tainted by such person that it affects the suitability of the entity under the standards of the Gaming Act.

Under the Gaming Act, the Louisiana Gaming Control Board and the Louisiana state police are required to issue licenses or permits to certain persons associated with our gaming operations, including:

- certain employees of Jazz Casino and the Casino's Manager;

- certain manufacturers, distributors and suppliers of gaming devices;

- certain suppliers of non-gaming goods or services;

- any person who furnishes services or property to Jazz Casino under an arrangement pursuant to which the person receives payments based on earnings, profits or receipts from gaming operations; and

- any other persons deemed necessary by the Louisiana Gaming Control Board.

Securing the requisite licenses and permits under the Gaming Act is a prerequisite for conducting, operating or performing any activity regulated by the Louisiana Gaming Control Board or the Gaming Act. The Louisiana Gaming Control Board has full and absolute power to deny an application, or to limit, condition, restrict, revoke or suspend any license, permit or approval, or to fine any person licensed, permitted or approved for any cause specified in the Gaming Act or rules promulgated by the Louisiana Gaming Control Board. The Gaming Act's rules and regulations provide that the Louisiana Gaming Control Board may take any such actions with respect to any person licensed, permitted, or approved, or any person registered, found suitable, or holding a contract, for any cause deemed reasonable. Moreover, any license, permit, contract, approval or thing obtained or issued pursuant to the provisions of the Gaming Act has been expressly declared by the legislature to be a pure and absolute revocable privilege and not a right, property or otherwise, under the constitutions of the United States or of the State of Louisiana. The Gaming Act also provides that no holder acquires any vested right therein or thereunder.

Under the Gaming Act's rules and regulations, all of which are subject to amendment or revision from time to time, gaming activities that may be conducted at an official gaming establishment, subject to the rule-making authority of the Louisiana Gaming Control Board, include any banking or percentage game that is played with cards, dice or any electronic, electrical or mechanical device or machine for money, property or any thing of value, but exclude lottery, bingo, charitable games, raffles, electronic video bingo, pull tabs, cable television bingo, wagering on dog or horse races, sports betting or wagering on any type of sports contest or event. The Gaming Act's rules and regulations provide the Louisiana Gaming Control Board broad discretionary authority to regulate all aspects of a casino operator's operations, including the power to, among other things:

- establish significant regulatory requirements with respect to gaming activities, including, but not limited to:

  - suitability standards for direct and indirect investors,

  - requirements with respect to minimum accounting and financial practices,

  - standards for gaming devices and surveillance,

  - licensure requirements for vendors and employees, and

  - permissible food services;

- investigate violations of the Gaming Act and any rules and regulations promulgated thereunder, and any other incidents or transactions that it deems appropriate;

- conduct hearings and proceedings concerning, and reviews and inspections of, gaming operations and related activities;

- inspect and examine all premises, and all equipment or supplies thereon, where gaming activities are conducted, and impound, examine and inspect any equipment or supplies;

- audit the records of applicants and gaming operators relating to revenues produced by their gaming operations;

- issue interrogatories and subpoenas; and

- monitor the conduct of a casino operator such as Jazz Casino, and licensees, permittees and other persons having a material involvement directly or indirectly with the casino operator.

Our Plan of Reorganization and actions by the Louisiana legislature relating to our Plan of Reorganization, resulted in, among other things, certain changes to the Gaming Act and the casino operating contract, including lowering the minimum payment due the Louisiana Gaming Control Board from $100 million to the greater of (i) $50 million for the casino operating contract fiscal year April 1, 2001 to March 31, 2002 and $60 million for each casino operating contract fiscal year of the term of the casino operating contract thereafter, or (ii) the sum of a sliding scale of gross gaming revenues that begins at 21.5% for gross gaming revenues up to $500 million and escalates to a high of 29% for revenues in excess of $900 million. We are required to pay the minimum payment in daily increments with an end of the year settlement for any percentage of gross gaming revenues in excess of such amount.

Pursuant to the amendments to the casino operating contract and pursuant to an unconditional guaranty executed by Harrah's Entertainment and Harrah's Operating Company, effective on the consummation of our Plan of Reorganization, Harrah's Entertainment and Harrah's Operating Company have agreed to guarantee to the Louisiana Gaming Control Board the minimum payments for the four year period commencing April 1, 2001 and ending March 31, 2005. In addition, on or before March 31, 2003, we are required to cause a third party to post a guaranty of the minimum payments for our fiscal year beginning April 1, 2005 in a form acceptable to the Louisiana Gaming Control Board and issued by a lender or third party with resources suitable to cover the minimum payments (as determined by the Louisiana Gaming Control Board) and that otherwise meets any suitability requirements imposed by the Louisiana Gaming Control Board. Unless gross gaming revenues exceed $350 million for two successive years with no defaults by us and certain other financial tests are met, this third party guaranty requirement continues for each fiscal year thereafter during the term of the casino operating contract. As a result, under the amendments to the casino operating contract, at the beginning of each fiscal year, there must be in place at least 36 months of third party guaranteed minimum payments to the Louisiana Gaming Control Board. Under the terms of the amendments to the casino operating contract, the failure to post such a guaranty by the date required by the casino operating contract results in the automatic termination of the casino contract upon the last day that the minimum payments are then guaranteed, with no cure period.

On March 22, 2001, legislation became effective that amended the Gaming Act and significantly reduced the food, hotel, and retail restrictions that had been imposed on us. The previous restaurant restrictions were modified and we now are authorized to: (i) directly own and operate a single full service restaurant with seating limited to 150 seats; (ii) expand our limited cafeteria style seating from 250 to 400 seats; (iii) cater certain functions within the Casino facility; and (iv) lease space to area restaurant owners in a food court with seating limited to 100 seats. On the second floor of the Casino we are allowed, subject to City approval and subject to approval of the Louisiana Gaming Control Board, to: (x) lease space to no more than two unaffiliated third party restaurant(s), which, when calculated together, shall contain no more than 350 seats; (y) operate any business or entertainment facility on the second floor, provided that any food for such operation must be purchased or catered by a third party restaurateur or food preparer with purchases at fair market value; and (z) lease space to any other third parties to operate businesses where the primary purpose of any such business is not a restaurant and that requires no more than 35% of the gross revenue of such business shall be derived from the sale of food. The legislation also authorizes us to offer and advertise complimentary and discounted food offerings to certain specified persons, including a member of a customer reward system and other patrons based upon observed play at the Casino. We, however, may not offer or advertise discounted or complimentary food offerings through any advertising media to the general public within a 50 mile radius of the Casino within Louisiana.

The lodging restrictions previously in effect under the Gaming Act were also modified, and we are now authorized to own, construct or lease lodging with no more than 450 rentable units off of the Casino site. The lodging, however, may be physically connected to the Casino. Meeting space must be limited to 15,000 square feet if the hotel is newly constructed, or 20,000 square feet if an existing hotel is purchased or leased and contains such space. The amendments to the Gaming Act provide that after March 31, 2005, we may own or operate additional hotel rooms if the Greater New Orleans Hotel Association agrees to the increase. Except for the limited exception for Casino customers, under the amendments to the Gaming Act, we may not advertise hotel rooms to the general public at rates below market rates. We are required to base room rates on a formula derived from average seasonal rates for the preceding year in the locality of the Casino (as compiled by a nationally recognized firm). The legislation also authorizes us to provide limited complimentary and discounted hotel offerings to certain specified persons, including a member of a customer reward system and other patrons based upon observed play at the Casino, provided, however, we shall pay room taxes on all such hotel rooms based upon prevailing tax schedules and rates as determined by the formula described above.

All restrictions on the sale of non-gaming products within the Casino were eliminated from the Gaming Act, effective March 22, 2001 and from the City's Comprehensive Zoning Ordinance, effective March 21, 2001.

The Gaming Act, its rules and regulations, and the casino operating contract have extensive provisions and prior approval requirements relating to certain borrowings incurred, and security interests granted, by Jazz Casino and JCC Holding in connection with the Casino. The Gaming Act authorizes the Louisiana Gaming Control Board to provide for the protection of the rights of holders of security interests in both immovable property and movable property used in or related to Casino gaming operations and to provide for the continued operation of the official gaming establishment during the period of time that a lender, as a holder of a security interest, seeks to enforce its security interest in such property. In connection therewith, the Gaming Act provides that the holder of a security interest in gaming related collateral may receive payments from the owner or lessee of such property out of the proceeds of Casino gaming operations received by the owner or lessee, and, the holder of the security interest may be exempt from the licensing requirements of the Gaming Act with respect to these payments if the transaction(s) giving rise to the payments were approved in advance by the Louisiana Gaming Control Board, comply with all rules and regulations of the Louisiana Gaming Control Board and the Louisiana Gaming Control Board determines that the holder is suitable.

State Legislation

Because legalized gaming is a relatively new industry in Louisiana, there has been significant attention by the Louisiana legislature over the past few years to gaming related bills dealing with a wide range of subjects that could impact the Casino. For example, at various times, bills have been introduced to, among other things:

- constitutionally and/or legislatively repeal all forms of gaming (including gaming at the Casino);
- increase taxes on riverboat casinos (such a bill passed in March 2001);
- permit dockside riverboat gaming (such a bill passed in March 2001);
- limit credit that may be extended by casinos;
- mandate payout schedules for slot machines; and
- limit days and hours of operations.

Item 2.   Properties.

We own a city block of historical buildings across the street from the Casino and its garages. This property currently does not generate any material revenues. We owned the parcel of land across from the Casino at 3 Canal Place, adjacent to the Canal Place Shopping Center. We sold this property to CP3 Associates, LLC on October 15, 2001. In addition, we are party to an approximately 23-year, long-term ground lease, as amended as a result of our Plan of Reorganization, for the Casino site at the foot of Canal and Poydras Streets in New Orleans. Under the ground lease, we also lease the land across from the Casino on Poydras Street upon which the Casino operates two parking facilities that are connected to the Casino by an underground tunnel and that together contain approximately 1,550 spaces.

We lease our principal executive offices of approximately 30,000 square feet under a 104 month lease effective as of January 1, 2000. Our property located on Fulton and Poydras Streets, which contains approximately 48,300 square feet of usable office space, is being used for recruiting offices until the property is developed.

Approximately 130,000 square feet of multipurpose non-gaming entertainment space on the second floor of the Casino has been constructed to the point at which the shell of the structure is complete and the space is suitable for tenant build-out. Jazz Casino has subleased the second floor to JCC Development and JCC Development intends to manage and lease the second floor in a manner consistent with a master plan being developed by JCC Development and Jazz Casino. The term of the second floor sublease commenced in September 1999 and terminates on the earlier of the date of expiration or the date of termination of Jazz Casino's ground lease (as modified as a result of our Plan of Reorganization) with the Rivergate Development Corporation and the City of New Orleans, unless the second floor sublease is sooner terminated by its terms.

Under a lease that expires in July 2023, we lease approximately 15 acres of land, including an unoccupied 15,000 square foot building. It was originally anticipated that this land would be used for employee parking. However, more suitable parking was located closer to the Casino. On January 3, 2001 this lease was amended to provide that a significant portion of the property, including the unoccupied building, was released to the landlord, effective March 31, 2001 and the rent reduced. On February 7, 2001, we entered into a month-to-month sublease agreement with a third party which subleased the remaining property under this lease effective as of February 1, 2001. We have the right to terminate this lease on August 1, 2003. Pursuant to a master lease that expires in February 2004, we also lease an aggregate of approximately 41,000 square feet of warehouse space where we store gaming equipment and supplies for use in the Casino.

To secure present and future indebtedness under certain of our agreements the following are subject to mortgages granted to the Bank of New York as the collateral agent: (1) Jazz Casino's interest in the amended and restated ground lease between Jazz Casino and the Rivergate Development Corporation and the City of New Orleans, (2) the property located on Fulton and Poydras Streets, (3) the sublease of the second floor of the Casino, and (4) the lease of approximately 15 acres of land described above. The mortgage on the property located at 3 Canal Place was released as a result of the sale of this property to CP3 Associates, LLC.

Item 3. Legal Proceedings.

We are subject to legal proceedings and claims that arise in the normal course of business. While we cannot predict the outcome of these matters with certainty, we do not believe they will materially and adversely affect our business, financial condition or results of operations.

In addition, following our reduction in the Casino's work force on July 17, 2001, former employees of the Casino filed lawsuits against us in the Civil District Court for the Parish of Orleans, State of Louisiana on August 3, 2001. Since filing, the matter was removed to the United States District Court for the Eastern District of Louisiana. Plaintiffs have filed a Motion to Remand the lawsuit to state court, which is currently pending. The Plaintiffs are seeking damages for being laid off prior to the expiration of the term of alleged employment contracts between our employees and us. We believe that we have strong legal and factual defenses, and intend to vigorously contest the claims. No assurances can be given as to the outcome of such lawsuits, and consequently, we cannot reasonably predict at this time whether the final outcome of these matters will materially and adversely affect our results of operations, cash flows, or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders.

We did not submit any matters to a vote of stockholders during our fourth fiscal quarter ended December 31, 2001.

Executive Officers of the Registrant

Set forth below is certain information regarding the executive officers of JCC Holding.

Paul D. Debban, age 50, has served as the President of JCC Holding and Jazz Casino since July 15, 2001. Mr. Debban has also served as a director on our board of directors since June 15, 2001. Since 1988, Mr. Debban has served as Managing Director of the Reorganized Securities Group, a division of the investment banking firm The Seidler Companies, Inc.

Preston Smart, age 46, has served as the President of JCC Development, Canal Development and Fulton Development since July 15, 2001. Mr. Smart has served as Vice President of JCC Holding since November 2, 2001. Mr. Smart has also served as a director on our board of directors since August 23,

2001. Since August 1995, Mr. Smart has served as the Chairman and Chief Executive Officer of BayVen Capital, Inc., a privately held investment firm.

L. Camille Fowler, age 47, has served as the Vice President—Finance, Treasurer and Secretary of JCC Holding, Jazz Casino, JCC Development, Canal Development and Fulton Development since September 1998. Ms. Fowler continued to serve in her capacity as an executive officer for these entities prior to and during our 2001 bankruptcy proceedings, as well as after the effective date of the Plan of Reorganization. Ms. Fowler also served as Director of Finance of the Manager from April 1996 to November 1998, Vice President and Secretary of the Manager from January 1998 to November 1998, and Treasurer of the Manager from February 1998 to November 1998. From October 1993 until April 1996, Ms. Fowler served as the Director of Financial Reporting of the Manager.

PART II

Item 5.   Market for the Registrant's Common Equity and Related Stockholder Matters.

Common Stock Price

In accordance with our Plan of Reorganization, we issued, effective on March 29, 2001, an aggregate of 12,386,200 shares of Common Stock, which began trading on the Over-the-Counter Bulletin Board under the symbol "JCHC" on April 27, 2001 and through the Over-the-Counter Bulletin Board trading system.

	High	Low
Fiscal 2001		
Second Quarter	$6.00	$2.00
Third Quarter	$5.16	$1.41
Fourth Quarter	$2.00	$0.55

Our class A common stock began trading on the American Stock Exchange under the symbol "JAZ" on December 9, 1998. Prior to that time, our class A common stock was not listed or traded on any organized market. On November 15, 2000, the American Stock Exchange halted trading in our stock and notified us that we no longer met the American Stock Exchange's continued listing requirements. The class A common stock was delisted by the American Stock Exchange on November 30, 2000, and subsequently was traded only on the Over-the-Counter Bulletin Board under the Symbol "JCCHA." On March 19, 2001 the United States Bankruptcy Court for the Eastern District of Louisiana confirmed our Plan of Reorganization which, among other things, resulted in the elimination of all of our outstanding shares of class A common stock and class B common stock upon the effective date of the Plan of Reorganization, which was March 29, 2001. The table set forth below provides, on a per share basis for each quarter in 2001 and 2000, the high and low sales prices of our class A common stock as reported on the American Stock Exchange and through the Over-the-Counter Bulletin Board trading system.

	High	Low
Fiscal 2001		
First Quarter	$0.44	$0.05
Fiscal 2000		
First Quarter	$4.25	$1.19
Second Quarter	$2.00	$0.63
Third Quarter	$1.56	$0.50
Fourth Quarter	$0.81	$0.02

Holders

As of March 1, 2002, there were approximately 35 holders of record of the Common Stock, and we estimate that there were approximately 1,100 beneficial owners of the Common Stock.

Dividend Policy

We have never paid any cash dividends on our class A or class B common stock and none will ever be paid inasmuch as all of these shares of common stock were eliminated on March 29, 2001 as a result of our Plan of Reorganization.

We do not intend to pay cash dividends on the Common Stock in the foreseeable future. Further, pursuant to the terms of the indenture for our Senior Notes, revolving credit agreement, and HET/JCC Agreement, we are restricted from paying dividends on the Common Stock to our stockholders, or from setting aside funds for this purpose. The payment of cash dividends, if any, will be made only from assets legally available for that purpose (i.e. net profits or capital surplus), and will depend on our financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt instruments and other factors deemed relevant by the board of directors.

Recent Sales of Unregistered Securities

Pursuant to our Plan of Reorganization, we issued, effective on March 29, 2001, the following new equity and debt securities to certain creditors:

- JCC Holding issued an aggregate of 12,386,200 shares of Common Stock, guarantees with respect to the Senior Notes, and guarantees of JCC Development's, Canal Development's and Fulton Development's guarantees with respect to the Senior Notes;

- Jazz Casino issued $124,519,758 of Senior Notes; and

- each of JCC Development, Canal Development and Fulton Development issued guarantees with respect to the Senior Notes.

The securities and guarantees listed above were issued without registration under the Securities Act, or state or local law, in reliance on the exemptions provided for in Section 1145 of Title 11 of the Bankruptcy Code and Section 4(2) of the Securities Act.

Item 6. Selected Financial Data.

The following table sets forth selected consolidated statements of operations and balance sheet data of (1) JCC Holding for the fiscal years ended and as of December 31, 2001, 2000 and 1999, and the two-month period ended December 31, 1998, and (2) Harrah's Jazz Company for the ten-month period ended October 30, 1998 and for the fiscal year ended, and as of, December 31, 1997. Although JCC Holding was incorporated on August 20, 1996, prior to October 30, 1998, we had not conducted any operations, generated any revenues or issued any capital stock. Accordingly, separate financial information with respect to the Company prior to the two-month period ended December 31, 1998 is omitted because we do not believe that such separate financial information is material or meaningful. On October 30, 1998, Jazz Casino succeeded to all of the assets of Harrah's Jazz Company except the property located at 3 Canal Place and the property located on Fulton and Poydras Streets, which vested in Canal Development and Fulton Development, respectively. The selected financial data for the ten-month period ended October 30, 1998 and for the fiscal year ended and as of December 31, 1997 have been derived from Harrah's Jazz Company's audited financial statements. The selected financial data for the fiscal years ended and as of December 31, 2001, 2000 and 1999 and for the two-month period ended and as of December 31, 1998 have been derived from our audited financial statements. The selected financial data should be read in conjunction with "Item 7. Management's Discussion and

Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data," and in light of our Plan of Reorganization.

	JCC Holding (Successor)				Harrah's Jazz Company (Predecessor)	
	Year Ended December 31,			Two Month Period Ended December 31,	Ten Month Period Ended October 30,	Year Ended December 31,
	2001	2000	1999	1998	1998	1997
	(In thousands, except per share data)					
Net revenues	$238,647	$ 242,114 (a)	$ 40,257	$ 14	$ 87	$ 1,679
Extraordinary items(c)	$213,448	$ —	$ —	$ — (d)	$267,706	$ —
Net income (loss)(c)	$ 91,786(b)	$(354,228)	$ (59,140)	$ (3,677)(d)	$169,993	$ (21,244)
Basic net income (loss) per share(c) . .	$ 7.41	$ (34.79)	$ (5.88)	$ (0.37)	N/A	N/A
Total assets	$223,123	$ 221,461	$ 506,402	$343,131	$ —	$354,417
Long-term debt	$105,676	$ 396,412	$ 368,222	$185,519	$ —	$ —
Liabilities subject to compromise	$ —	$ —	$ —	$ —	$ —	$523,468

(a) JCC Holding's fiscal 1999 results of operations reflect approximately two months of revenues generated from the Casino, which opened on October 28, 1999.

(b) JCC Holding's 2000 net loss includes an asset impairment charge of $258.8 million which is discussed in Note 3 to JCC Holding Company's consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

(c) On March 29, 2001, upon emerging from bankruptcy, JCC Holding recorded an extraordinary gain on early extinguishment of debt of $213.4 million ($17.23 per share), which is discussed in Note 1 to JCC Holding Company's consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

(d) On October 30, 1998, in accordance with the Harrah's Jazz Company ("HJC") Joint Plan of Reorganization, HJC's 14¼% First Mortgage Notes due 2001 with Contingent Interest were cancelled and certain other indebtedness was forgiven and/or cancelled in consideration of receiving new equity and debt securities. Accordingly, HJC recognized an extraordinary gain totaling $267.7 million in its statement of operations for the ten months ended October 30, 1998.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with "Item 6. Selected Financial Data" and "Item 8. Financial Statements and Supplementary Data." This discussion contains forward-looking statements that involve uncertainties and risks, such as statements of our plans, objectives, expectations and prospects. Our actual results could differ materially from those discussed herein as a result of certain factors, including but not limited to those discussed below in "Factors Affecting Future Performance" and elsewhere in this document. All of these statements and the entire text that follows should be read in conjunction with and in light of our Plan of Reorganization that became effective on March 29, 2001.

Overview

We are a casino and entertainment company. JCC Holding Company was incorporated under Delaware law on August 20, 1996, and conducts business through its wholly-owned subsidiaries, Jazz Casino Company, JCC Development Company, JCC Canal Development and JCC Fulton Development. We began operations in October 1998, when we assumed the business operations formerly owned by Harrah's Jazz Company, a general partnership, and its subsidiary, Harrah's Jazz Finance Corporation, which filed for relief under the United States Bankruptcy Code on November 22, 1995. On October 30, 1998, in accordance with the plan of reorganization of Harrah's Jazz Company and its subsidiary, Harrah's Jazz Finance Corporation, we became the successor to the operations of Harrah's Jazz Company. Although JCC Holding Company was incorporated on August 20, 1996, prior to October 30, 1998, we did not conduct any operations, generate any revenues or issue any capital stock. During the period from October 30, 1998 to October 27, 1999, our activities consisted primarily of administering the construction of our Casino and preparing for opening of the Casino on October 28, 1999. Because the Casino did not open until October 28, 1999, our results of operations for 2000 and 1999 are not comparable. As a result, the discussion regarding operating results during 2000 and 1999 addresses only the various significant components of revenue and expense line items contributing to net losses for the respective periods.

On January 4, 2001, we filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in order to allow restructuring of our obligations to the State of Louisiana and the City of New Orleans, long-term debt, bank credit facilities and trade and other obligations. The Bankruptcy Court confirmed our Plan of Reorganization on March 19, 2001 and this plan was effective on March 29, 2001. While the Company was in bankruptcy, we continued to operate the business as debtors-in-possession subject to the Bankruptcy Court's supervision and orders.

We did not meet the requirements to utilize fresh start reporting, since our holders of existing voting shares immediately before confirmation received more than 50 percent of voting shares of the emerging entity. Therefore, in accordance with Statement of Position 90-7: "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," our liabilities compromised by the confirmed Plan of Reorganization have been stated at the present value of the amounts to be paid, reorganization expenses have been separately disclosed and the forgiveness of affiliate and non-affiliate debt has been reported as an adjustment to additional paid in capital and an extraordinary item, respectively, in the Consolidated Financial Statements.

All of the following text should be read in light of and in conjunction with the Plan of Reorganization, a copy of which was filed on March 29, 2001, with the SEC as part of a Form 8-K filing concerning the approval of the bankruptcy proceeding (which filing is incorporated herein by reference).

Results of Operations

Results of Operations

Total Net Revenues.   The following table reflects the percentage changes in revenues by category:

	2001	2000	1999	Percentage Increase/(Decrease) 01 vs 00	Percentage Increase/(Decrease) 00 vs 99 *
			(In thousands)		
Revenues:					
Casino	$242,950	$245,473	$38,005	(1.0)%	545.9%
Food and beverage	21,673	20,356	3,693	6.5%	451.2%
Retail, parking and other	10,816	9,821	1,819	10.1%	439.9%
Less—casino promotional allowances	(36,792)	(33,536)	(3,260)	9.7%	928.7%
Total Net Revenues	$238,647	$242,114	$40,257	(1.4)%	501.4%

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*   Our revenues for 2000 and 1999 are not comparable.

Casino revenues in 2001 decreased slightly as compared to the previous year primarily due to decreased tourist and conventioneer traffic in New Orleans, coupled with the adverse effects on tourism of the terrorist attacks in the United States on September 11, 2001. Food and beverage revenue increased during 2001 primarily due to an increase in buffet pricing as well as an increase in the number of covers served. Retail, parking, and other revenue also increased during 2001 primarily due to increased parking revenues as a result of a change in complimentary parking policies. This change also contributed, in part, to the increases in casino promotional allowances. Increased internal customer complimentaries related to beverages and meals also contributed to the increase.

Because the Casino did not open until October 28, 1999, our revenues for 2000 and 1999 are not comparable. In 2000, the Casino's first full year of operations, we generated Casino revenue of $245.5 million, food and beverage revenue of $20.4 million, and retail, parking and other revenue of $9.8 million. Casino promotional allowances amount to $33.5 million resulting in total net revenues of $242.1 million. This level of revenues continued to be below the level necessary to satisfy our liquidity needs. Despite the deferrals under certain of our contractual agreements, our obligations, including the $100 million minimum annual payment required under our casino operating contract, continued to exceed revenues on a monthly basis. From January 1, 1999 to October 27, 1999, we generated revenues of approximately $126,000 consisting of parking revenues generated primarily by the parking facilities located on our property at 3 Canal Place, which opened in June 1999, and at the Casino, which opened in October 1999. From October 28, 1999 to December 31, 1999, Casino revenues, food and beverage revenues, and retail, parking and other revenues net of promotional allowances were $40.1 million.

Operating Expenses. The following table reflects the percentage changes in operating expenses by category:

	2001	2000	1999	Percentage Increase/(Decrease) 01 vs 00	00 vs 99*
			(In thousands)		
Operating Expenses:					
Direct:					
Casino	$147,077	$196,185	$34,114	(25.0)%	475.1%
Food and beverage	15,791	16,131	2,875	(2.1)%	461.1%
Retail, parking and other ...	3,977	4,133	1,200	(3.8)%	244.4%
General and administrative ...	75,538	86,387	16,046	(12.6)%	438.4%
Depreciation and amortization	11,812	26,339	5,107	(55.2)%	415.7%
Provision for asset impairment	—	258,812	—	(100.0)%	N/A
Pre-opening expenses	—	—	35,160	N/A	(100.0)%
Total operating expenses	$254,195	$587,987	$94,502	(56.8)%	522.2%

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* Our operating expenses for 2000 and 1999 are not comparable.

Casino Operating Expenses. In 2001, we incurred casino expenses of $147.1 million resulting in a gaming operating profit of $59.1 million. Casino operating expenses decreased in 2001 primarily due to the reduction of our annual minimum payment obligations to the Louisiana Gaming Control Board by $50 million after the first quarter of the year, resulting in a decrease of $35.6 million in our annual minimum payments during the last three quarters of the year. For a discussion of the reduction in our annual minimum payments, which became effective on April 1, 2001, refer to Note 1 to the consolidated financial statements. The remaining decrease in casino operating expenses was primarily due to lower labor costs related to operational efficiencies achieved through improved staffing and scheduling practices and reduced costs related to various broad-based marketing programs and promotions.

Because the Casino did not open until October 28, 1999, our operating expenses for 2000 and 1999 are not comparable. In 2000, we incurred Casino expenses of $196.2 million resulting in a gaming operating profit of $15.8 million. Gaming operating expenses primarily consisted of the minimum daily payments to the Louisiana Gaming Control Board required under our casino operating contract, labor costs, player development and entertainment costs, promotional costs, and security and surveillance related expenses. The high fixed cost components associated with the business prior to our 2001 bankruptcy adversely affected our ability to generate operating profits and maintain adequate liquidity for ongoing operations.

From October 28, 1999 to December 31, 1999, we incurred Casino expenses of $34.1 million resulting in a gaming operating profit of $631,000. Gaming operating expenses primarily consisted of the minimum gaming revenue share payments to the Louisiana Gaming Control Board under Jazz Casino's casino operating contract, labor costs, player development and entertainment costs, promotional costs, and security and surveillance related expenses.

Food and Beverage Expenses.   In 2001, we incurred food and beverage operating expenses of $15.8 million resulting in a food and beverage operating profit of $5.9 million. Food and beverage expenses in 2001 decreased 2.1% primarily due to lower labor costs related to operational efficiencies achieved through improved staffing and scheduling practices and reduced costs related to food and beverage raw materials.

In 2000, we incurred food and beverage operating expenses of $16.1 million resulting in a food and beverage operating profit of $4.2 million. From October 28, 1999 to December 31, 1999, we incurred food and beverage operating expenses of $2.9 million, resulting in a food and beverage operating profit of $818,000. Food and beverage operating expenses primarily consisted of labor costs and food and beverage raw materials costs. Our food and beverage operations and potential revenues from them were limited in 2000 and 1999 by the contractual restrictions imposed by the Louisiana Gaming Control Board in accordance with the terms of the Gaming Act. These restrictions were lessened effective April 1, 2001 as a result of negotiations with the Louisiana Gaming Control Board during the first quarter of 2001.

Retail, Parking, and Other Expenses.   In 2001, we incurred retail, parking and other expenses of $4.0 million, resulting in retail, parking and other operating profit of $6.8 million. Retail, parking, and other expenses in 2001 decreased by 3.8% due to lower labor costs related to operational efficiencies achieved through improved staffing and scheduling practices.

In 2000, we incurred retail, parking and other expenses of $4.1 million, resulting in retail, parking and other operating profit of $5.7 million. In 1999, we incurred retail, parking and other expenses of $1.2 million, resulting in retail, parking and other operating profit of $619,000. Retail, parking and other operating expenses primarily consisted of the cost of retail merchandise sold and expenses related to operating the Casino's two parking facilities and providing an employee cafeteria.

General and Administrative Expenses.   General and administrative expenses decreased for the year ended December 31, 2001, primarily due to negotiated price reductions related to various administrative services provided by Harrah's Entertainment as well as a reduction in costs associated with public relations efforts, advertising and live entertainment. During 2001, we incurred charges totaling $2.0 million relating to severance and contract termination costs.

In 2000 and 1999, we incurred general and administrative expenses of $86.4 million and $16.0 million, respectively. General and administrative expenses consist primarily of city rental payments, salaries and wages of administrative staff, advertising expenses, entertainment costs, and legal and professional fees.

Depreciation and Amortization Expenses.   Depreciation expense decreased in 2001 due to the reduced basis of our assets as a result of the provision for asset impairment recorded in December 2000. In 2000 and 1999, we incurred depreciation and amortization expenses of $26.3 million and $5.1 million, respectively.

Provision for Asset Impairment.   We periodically evaluate whether events and circumstances have occurred that indicate that certain assets may not be recoverable. Management concluded from the results of an evaluation in late 2000 that a significant impairment of our long-lived assets had occurred and that an impairment charge was required. Accordingly, during the fourth quarter of 2000, we recorded an impairment charge of approximately $255.9 million and an additional $2.9 million for the write-down of assets to be disposed of during 2000. See Note 3 to the consolidated financial statements for a discussion of our asset impairment adjustments.

Pre-Opening Expenses. In 1999, we incurred pre-opening expenses of $35.2 million consisting primarily of salaries and wages, legal and professional fees, costs incurred to recruit and train employees to work in the Casino and pre-opening marketing expenses.

Reorganization Expenses. During 2001, we incurred reorganization expenses of $101.0 million. These expenses included a $90.3 million charge to reflect the write off of the unamortized balance of the discount of the senior subordinated notes, which were cancelled as a result of our Plan of Reorganization. The remaining expenses consisted primarily of consulting and legal fees, and costs associated with retention bonuses.

Preconfirmation Contingencies. During 2001, our 1998 bankruptcy preconfirmation contingencies were reduced by $1.8 million due to changes in estimates. During 1999, our 1998 bankruptcy preconfirmation contingencies were reduced by $1.6 million due to a change in estimate. The remaining liability represents management's assessment of the unresolved 2001 bankruptcy claims.

Other Income (Expense). In 2001, 2000 and 1999, we incurred interest charges of $8.5 million, $46.7 million and $6.9 million, respectively. On January 4, 2001, we filed a voluntary bankruptcy petition and ceased recording interest expense related to our long-term debt and other obligations, except for the debtor-in-possession loans made during the bankruptcy proceedings upon which interest accrued through March 29, 2001, the effective date of our Plan of Reorganization. The decrease in 2001 interest expense is due to the early extinguishment of debt on March 29, 2001. Subsequent to March 29, 2001, we incurred interest charges related to our $35.0 million revolving credit facility and $124.5 million Senior Notes due 2008 of $8.0 million.

Prior to October 28, 1999, the Company capitalized all interest charges. In 2000 and from January 1, 1999 to October 27, 1999, we capitalized interest of $140,000 and $21.7 million, respectively.

For the years of 2001, 2000 and 1999, we generated interest income of $437,000, $413,000 and $412,000, respectively, attributable primarily to overnight repurchase investments of balances in our operating and capital reserve accounts. In 2001, we generated other income of $1.1 million related to the gain recognized on the sale of our Canal Place parking lot property.

Extraordinary Gain on Early Extinguishment of Debt. During the first quarter of 2001, we recorded an extraordinary gain on the early extinguishment of our debt of $213.4 million. This gain arises from the discharge of $317.0 million of outstanding principal and interest due to non-affiliates under our senior subordinated notes with contingent payments due 2009, convertible junior subordinated debentures and our non-affiliate bank term loans in exchange for new debt and equity securities with a fair value of $103.6 million.

Inflation. To date, we believe inflation has not had a material impact on our operations.

Liquidity and Capital Resources

Our Plan of Reorganization reflects reorganization of our debt and capital structure, in conjunction with a reduction in our $100 million minimum annual payment to the State of Louisiana, a reduction in rent and certain other charges imposed by the City of New Orleans and relief from certain operating restrictions. The timing of our filing for reorganization, January 4, 2001, was in part the result of our need to conclude our reorganization process prior to March 31, 2001 to meet the obligations imposed by our casino operating contract with the State of Louisiana and prevent closure of the Casino.

Our confirmed Plan of Reorganization resulted in, among other things, elimination of all of our common stock existing prior to March 29, 2001 and the issuance of new securities to certain creditors in exchange for a reduction of our obligations to them. The Casino remained open and continued operations during the bankruptcy proceedings. No disruptions in employment or operations were experienced.

The following discussion of our performance should be read in conjunction with and in light of our Plan of Reorganization, which was consummated on March 29, 2001.

Working Capital for Operations.   In 2001, net cash flow provided by operations was $7.4 million. In 2000 and 1999, net cash flow used in operations was $60.4 million and $38.9 million, respectively. A number of our contractual agreements prior to our restructuring contained provisions that allowed us to defer payment of certain operating expenses to help minimize our use of funds prior to March 29, 2001. As of March 29, 2001, we had deferred a total of $45.6 million of payments to our manager, Harrah's Operating Company and Harrah's Entertainment under the terms of the various agreements. Additionally, a total of $28.5 million in interest payments related to our Senior Subordinated Notes Due 2009 with contingent payments and our Convertible Junior Subordinated Debentures had been paid in kind since October 1998. Under our credit agreement in place prior to the bankruptcy and reorganization, $25.0 million was available for working capital purposes under our revolving line of credit, which amount was also used to partially cover operating losses. As of March 29, 2001, the outstanding balance under the revolving line of credit was $25.0 million, including outstanding letters of credit of $1.7 million.

Under the HET/JCC agreement in effect prior to the bankruptcy, advances by Harrah's Entertainment and Harrah's Operating Company under the minimum payment guaranty constituted a demand obligation and were secured by first priority liens on our assets. During various periods in 2001 and 2000, under the terms of the minimum payment guaranty, HOCI began making the minimum daily payments of approximately $274,000 due to the Louisiana Gaming Control Board under our casino operating contract in order to provide us with necessary working capital. As of March 29, 2001, Harrah's Entertainment and Harrah's Operating Company had advanced $51.8 million to the Louisiana Gaming Control Board on our behalf under the minimum payment guaranty. Prior to the date of our bankruptcy filing on January 4, 2001, the principal balance outstanding was subject to interest at LIBOR plus 1%; subsequent to this date, the principal balance outstanding was subject to interest at Prime plus 2% (10.0% as of March 29, 2001), which brought the total balance due to $53.8 million including principal and interest.

In connection with our Plan of Reorganization, the claims of the various debt holders, including the claims of our senior noteholders, our bank term loans, our revolving credit facility and the amounts funded by Harrah's Entertainment pursuant to its guarantee, were settled in exchange for 1) the Senior Notes issued by our subsidiary, Jazz Casino Company, LLC, with a face amount of $124.5 million, and 2) approximately 12.4 million shares of our Common Stock. We also entered into an agreement with Harrah's Entertainment to provide us with a new $35 million revolving line of credit for the purpose of providing working capital for the business. The unsecured claims resulting from amounts owed to parties under the previous deferral arrangements were also eliminated.

This significant reduction in debt, coupled with the reduction in the minimum annual payment to the Louisiana Gaming Control Board and other adjustments to our operating expenses, resulted in a positive impact to cash flow for the nine months following the restructuring. For the nine months since the reorganization (April 1 through December 31, 2001), net cash flow provided by operations was $13.8 million.

Our Senior Notes provide for quarterly interest payments at a rate equal to LIBOR plus 2.75% annually. During the first year, 50% of the interest payments on the notes may be paid in kind at the borrower's option. Our new revolving credit agreement requires that we pay 50% of the interest payments on the Senior Notes during the first year in kind. As of December 31, 2001, we have paid $3.4 million in cash interest and paid $3.1 million in interest in kind by issuing additional Senior Notes. Principal payments on these notes are to be made semi-annually on November 15 and May 15 of each year commencing November 2002. Until May 2005, the payments are calculated at 50% of semi annual free cash flow, as defined in the Indenture governing our Senior Notes. Commencing September 30, 2005, principal payments of $1.5 million per quarter are due, with one final payment of all amounts due at March 31, 2008.

Our new revolving credit agreement is provided by Harrah's Operating Company and provides an available line of credit of up to $35 million, with a letter of credit sublimit of $10 million. Interest is payable at LIBOR plus 3%. The facility matures on March 30, 2006, subject to extension until March 30, 2007 at our option. The revolver will be used to fund our operating needs that are not fulfilled by cash flows from operations of our Casino. As of March 1, 2002, there were no outstanding borrowings and $700,000 in outstanding letters of credit issued under this revolving credit facility.

In addition to the capital and debt changes to our structure outlined above, some material reductions to our operating expense structure came about as a result of the implementation of our Plan of Reorganization, as discussed below.

The gaming payments to the State of Louisiana required by our casino operating contract were reduced to the greater of 21.5% of gross gaming revenue or (i) $50 million in the first year ended March 31, 2002, and $60 million each fiscal year thereafter, or (iii) the sum of a sliding scale of gross gaming revenues that begins at 21.5% for gross gaming revenues up to $500 million and escalates to a high of 29% for revenues in excess of $900 million. The casino operating contract requires a rolling three year guaranty of this amount, with an initial four year unconditional guaranty. In connection with our Plan of Reorganization, we entered into the HET/JCC Agreement, pursuant to which Harrah's Entertainment has agreed to provide the initial four year unconditional guaranty of the required minimum payment to the State of Louisiana. Harrah's Entertainment will receive an annual fee from Jazz Casino in exchange for providing this guaranty. The obligations under this guaranty are secured by, among other things, a first lien on substantially all of our assets.

Additionally, in connection with our Plan of Reorganization, the City of New Orleans agreed to reduce the payments and other impositions required in connection with our lease with the City by $5 million per year. We entered into the amended ground lease whereby the City of New Orleans had agreed to designate the sources of the savings within 120 days from March 15, 2001, which date was later extended by 30 days. On August 15, 2001, the special development projects committee of the City Council recommended reductions to the Council with which we disagreed. Subsequently, we filed a motion with the Bankruptcy Court asking it to review the proposed reductions for their consistency with our Plan of Reorganization. Over the following months we worked with the special development projects committee to develop a list of lease modifications and other items that we could agree upon, and on January 17, 2002, the City Council approved an ordinance and lease amendments that delineate these changes as outlined below. Each item agreed upon either reduces payments required under the amended ground lease, or lifts some operating restriction that we believe will result in improved operating performance by providing cost savings other than the lease payments or by providing additional revenue opportunities. The following is a summary of the material items agreed upon:

- Jazz Casino granted an annual credit of $2.1 million in property tax reduction toward the total reduction, including the property tax reduction achieved in 2001;

- A small lot on the corner of Fulton and Poydras Streets, which was previously conveyed by Jazz Casino's predecessors to the City of New Orleans, will be returned to Jazz Casino either in fee title, if the law allows, or pursuant to a ninety-nine year lease, independent of the amended ground lease;

- A lease amendment that commits the City to support, assist and cooperate with the development of a hotel on the Fulton Street property;

- A City commitment to support, assist and cooperate with our efforts to obtain approvals and permits for all future development. The agreement places time limits on Rivergate Development Corporation review and approval when such is necessary for City permitting;

- Jazz Casino gained permission to own and operate two courtesy cars and one courtesy bus. The agreement stipulates that if permits are unreasonably denied, Jazz Casino may deduct payments of up to $1 million from the minimum rent payment to the City;

- The language of the amended ground lease was conformed to reflect the recent changes in Louisiana law with respect to food services, hotel development and providing complimentary services;

- A number of significant adjustments to the reporting, record keeping and other administrative requirements of the open access program and plans, designed to facilitate participation by minorities, women and disadvantaged persons and business enterprises in developing, constructing and operating the Casino, which will result in cost savings and reduction of exposure for defaults under that plan;

- The City will agree to a reduction in the number of parking spaces required to be dedicated to Casino use provided we demonstrate that they are not needed to meet Casino use. As a result, any spaces freed up by the reduction, up to 700 spaces, may be rented by Jazz Casino to third parties under week-day parking contracts, which would provide additional revenue to us; and

- Mutual waivers of any defaults that any parties can allege up to the effective date of the amendments and a requirement of the dismissal of all legal proceedings filed by any parties as a result of the $5 million reduction issue.

On January 28, 2002, the Mayor of New Orleans signed the ordinance effecting the above changes and on February 7, 2002, the lease amendment was signed by all parties.

Since emerging from bankruptcy, we have continued to seek ways to improve the financial performance of the Casino to assist in making the Company financially stable over the long term. After extensive analysis and evaluation concerning operating efficiencies, we have, among other things, reduced the Casino's work force by eliminating 148 positions on July 17, 2001. Our agreements with the State preclude us from reducing our employment levels below certain thresholds, which were calculated based on employment and compensation levels at the Casino during March 2001. In addition, our agreement with the City creates certain obligations with respect to employment levels. There are no pending City or State actions regarding our current employment levels.

We currently expect payments on our short-term obligations to be made from cash flows from operations. Even taking into consideration the reduced liabilities and operating expenses as a result of the reorganization, and further reductions in operating expenses post-restructuring, we cannot assure that we will have sufficient liquidity to meet our long-term obligations.

Losses Before Interest, Income Taxes, Depreciation, and Amortization.   Losses before interest, income taxes, depreciation, and amortization ("EBITDA"), adjusted for certain non-recurring items for 2001, 2000 and 1999 was $2.2 million, $60.3 million, and $12.0 million, respectively. EBITDA adjusted for certain non-recurring items for the nine months ended December 31, 2001 (since the reorganization) was a positive $12.7 million. The improvement in EBITDA is related primarily to the decrease in the minimum annual payment to the State of Louisiana of $35.6 million for this period, accompanied by operating efficiencies achieved in Casino operations.

EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating, investing and financing activities, which are determined in accordance with generally accepted accounting principles ("GAAP"), and it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. Although EBITDA is not necessarily a measure of our ability to fund our cash needs, management believes that EBITDA is a useful tool for measuring our ability to service our debt. Our definition of EBITDA may not be the same as that of similarly captioned measures used by other companies.

Under our amended management agreement, there are performance targets that the Manager must meet for each twelve month period ended March 31, beginning with the twelve months ended March 31, 2002. Under the terms of the amended management agreement, failure to meet these targets, unless such failure is the result of a force majeure as defined in the management agreement, could result in termination of the agreement. The targets, which have been previously established for the first three fiscal periods, are based on a calculation of earnings before interest, income taxes, depreciation, amortization and management fees, adjusted for certain state and city costs, and corporate overhead costs ("Adjusted EBITDAM"). For the twelve months ended March 31, 2002, the target Adjusted EBITDAM is 85% of $115.2 million, or $97.9 million. For the nine months ended December 31, 2001, Adjusted EBITDAM was $77.9 million.

Capital Expenditures.   Pursuant to our amended and restated ground lease with the Rivergate Development Corporation and the City of New Orleans, our management agreement with Harrah's New Orleans Management Company and our casino operating contract, we established a capital replacement fund to fund the capital expenditures necessary to operate the Casino. We were contractually required to fund monthly payments into the capital replacement fund in an aggregate amount equal to $3 million for the first 12 months following the Casino's opening, $4 million for the second 12 months following the Casino's opening, $5 million for the third 12 months following the Casino's opening, and 2% of the gross revenues of the Casino for each fiscal year thereafter. As of December 31, 2001, we had deposited $7.4 million into the interest-bearing capital reserve account and expended approximately $4.5 million.

As a result of our Plan of Reorganization, we are now free to expand our seated buffet facilities from 250 to 400 seats and develop a full service restaurant with seating for 150 people. We have not yet determined how much capital will be required to expand our dining facilities, but we are in the process of finalizing plans and budgets for this expansion. We intend to commence such expansion during 2002. The funds for such expansion and development will need to be obtained from cash flow from operations or external financing.

Capital Resources for Development Activities.   In addition to the gaming related entertainment offered at the Casino, as funding and circumstances may permit, we plan to develop additional real estate in New Orleans for entertainment and other uses that support the Casino. The second floor of our Casino was constructed to the point at which the shell of the structure was complete when the Casino opened in October 1999. The Casino's second floor was planned to ultimately consist of approximately 130,000 square feet of multipurpose non-gaming entertainment space.

We have spent approximately $1.7 million through December 31, 2001 towards developing a master plan for the build out and leasing of the second floor of the Casino for non-gaming uses and for construction-related work that needed to take place on the second floor of the Casino prior to opening the Casino in order to prevent disruption to the Casino's gaming operations. We presented a preliminary master plan governing the use of the second floor of the Casino to the City of New Orleans on February 22, 2000 and are currently considering alternatives for financing the remainder of this development. Without additional financing, we will be unable to build-out and develop the second floor of the Casino. Other than the proceeds from the sale of land mentioned below, we have not obtained sufficient financing to fund these developments, and cannot assure that we will ever be able to do so.

We also owned the parcel of land across from the Casino located at 3 Canal Place, adjacent to the Canal Place Shopping Center. On October 15, 2001, we closed on the sale of this property to CP3 Associates, LLC. The sale netted approximately $6 million, and we plan to use these funds for development needs, including second floor development, subject to any limitations imposed by our financing documents. These funds, however, are not sufficient to complete development of the second floor.

We also own the city block of historical buildings across the street from the Casino and its garages, which we have planned to either sell or to develop into entertainment or other uses that support the Casino. At this time, we have not completed our plans and have not obtained financing for this development.

Capital Resources for Construction Projects.   From October 30, 1998 until the Casino's opening on October 28, 1999, our principal capital requirements related to constructing the Casino. As of December 31, 2001, all construction and pre-opening invoices had been paid. However, there were several remaining unresolved creditor claims from the 1995 bankruptcy of our predecessor, Harrah's Jazz Company, which also became claims in the 2001 bankruptcy. These claims have since been resolved and paid from funds previously set aside.

Significant Accounting Policies and Estimates.   We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Certain of our accounting policies, including the estimated lives assigned to our assets, the evaluation of uncollectible accounts receivable, preconfirmation contingencies, self insurance accruals, note discount, valuation allowance for deferred taxes, and asset impairment require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided to us by our customers and information available from other outside sources, as appropriate. To provide an understanding of the methodology we apply, our significant accounting policies are discussed where appropriate in this discussion and analysis and in the notes to our consolidated financial statements. See Note 2 to the consolidated financial statements for a summary of our significant accounting policies.

Recently Issued Accounting Pronouncements.   In the first quarter of 2001, the Emerging Issues Task Force ("EITF") reached a consensus on certain issues in EITF 00-22 "Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that cash rebates or refunds be shown as a reduction of revenues effective for quarters ending after February 15, 2001. In 2001, the EITF also reached a consensus on certain issues in EITF 00-14 "Accounting for Certain Sales Incentives." EITF 00-14 requires that the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction in revenues effective no later than in annual or interim financial statements for the periods beginning after December 15, 2001. We adopted the consensus provisions of EITF 00-22 and EITF 00-14 in the first quarter 2001 and the fourth quarter 2001, respectively. To be consistent with the 2001 presentation, various "cash back" rewards and cash sales incentives, previously shown as casino expenses, were reclassified as a reduction in revenues in 2000 and 1999. This did not have any effect on previously reported operating income (loss) or net income (loss). The cash back rewards and cash sales incentives for 2001, 2000, and 1999 were $18.6 million, $19.0 million, and $899,000, respectively.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets." Both statements were issued in June 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interests method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. We are evaluating the impact of the adoption of those standards and have not yet determined the effect of adoption on our financial position and results of operations. Management does not believe these Standards will have a significant impact on our financial position and results of operations.

SFAS No. 143, "Accounting for Asset Retirement Obligations", was issued during June 2001. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. Management does not believe this Standard will have a significant impact on our financial position and results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued during August 2001. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. Management does not believe this Standard will have a significant impact on our financial position and results of operations.

Factors Affecting Future Performance

The following discussion should be read with our current Plan of Reorganization in mind. The discussion is prospective and should be considered in light of our ongoing operations as contemplated by our Plan of Reorganization.

Gaming Laws and Regulations Could Adversely Affect Our Operations

Future state legislation could adversely affect our operations. We cannot assure you that the Louisiana legislature will not enact legislation that imposes obligations, restrictions or costs that could interfere with Jazz Casino's casino operations, cause Jazz Casino to violate agreements to which it is a party or otherwise materially and adversely affect us. Because legalized gaming is a relatively new industry in Louisiana, over the past few years the Louisiana state legislature has given a significant amount of attention to gaming related bills, many of which could impact the Casino. For example, at various times, bills have been introduced to:

- constitutionally and/or legislatively repeal all forms of gaming (including gaming at the Casino);

- increase taxes on riverboat casinos (such a bill passed in March 2001);

- permit dockside riverboat gaming (such a bill passed in March 2001);

- limit credit that may be extended by casinos;

- mandate payout schedules for slot machines; and

- limit days and hours of casino operations.

We cannot be certain that Louisiana will not subsequently enact new legislation that modifies or revokes our right to conduct gaming activities or otherwise materially and adversely affects our business and operations. For example, in the spring of 1996, the Louisiana legislature passed legislation that called for a parish-by-parish referendum to decide, on an item-by-item basis, whether riverboat gaming, video poker gaming and, in Orleans Parish, a land-based casino should be permitted to operate in the parish. Although, on November 5, 1996, voters in Orleans Parish elected to permit land-based casino gaming, riverboat gaming and video poker gaming in Orleans Parish, if similar legislation is enacted in the future, it could lead to the Casino's gaming operations being suspended or permanently prohibited. In addition, the State of Louisiana could increase competition by authorizing additional riverboats or other forms of gaming or other land-based casinos in Orleans Parish or elsewhere in Louisiana. For example, in 1997, the Louisiana legislature authorized the use of slot machines at racetracks in three parishes in Louisiana (but not Orleans Parish) subject to a 15,000 square foot limitation, and in 2001 it passed legislation authorizing dockside gaming. In addition, other legislative changes, such as broadened food service restrictions, could materially and adversely affect our business, financial condition and results of operations.

Jazz Casino and certain of its affiliates must be found suitable under Louisiana law. Jazz Casino was not permitted to operate the Casino unless and until certain persons were found suitable by the Louisiana Gaming Control Board. These persons include (1) Jazz Casino, (2) JCC Holding, (3) Harrah's Entertainment, (4) the Manager, and (5) certain members, officers and directors of these companies. In addition, additional officers and directors of Jazz Casino, JCC Holding or the Manager may be required to be found suitable. Once found suitable, entities and persons that are required to be suitable have an ongoing obligation to maintain their suitability throughout the term of the casino operating contract. Jazz Casino's and the Manager's suitability also may be adversely affected by persons associated with them and their respective affiliates, over whom Jazz Casino and the Manager have no control. If Jazz Casino or the Manager is found unsuitable and, as a consequence, our casino operating contract is revoked, it would materially and adversely affect our business, financial condition and results of operations.

The Gaming Act, its rules and regulations, and the casino operating contract also impose certain suitability requirements on the holders of our debt instruments and equity.

We and our debt and equity holders (resulting from our Plan of Reorganization) could be the subject of regulatory enforcement actions. The Louisiana Gaming Control Board is empowered to sanction Jazz Casino, JCC Holding, the Manager, holders of debt and equity of Jazz Casino and its affiliates, including JCC Holding, and people that hold permits, licenses or that are required to be found suitable by the Louisiana Gaming Control Board for violations of the Gaming Act and the rules and regulations promulgated thereunder. If Jazz Casino, Jazz Casino's employees, JCC Holding or the Manager fails to comply with the Gaming Act, its rules and regulations or regulatory requirements in our casino operating contract, including suitability requirements, it could materially and adversely affect us and holders of our debt and equity. For example, we could be subject to fines, suspension of our rights granted by the casino operating contract and, under certain circumstances, revocation or termination of our casino operating contract. In addition, if any holder of our debt instruments or equity is required to be suitable and fails to be found suitable, the holder may be required to sell or otherwise divest such securities at substantially below-market prices.

We may not be able to enforce our contractual rights against the State of Louisiana. Under our casino operating contract, we are entitled to bring an action to compel specific performance or any other remedy permitted or provided by law if the Louisiana Gaming Control Board breaches the contract and fails to cure the breach. In the spring of 1996, however, the Louisiana legislature enacted a bill that purports to amend the Gaming Act to provide the State of Louisiana and all of its subdivisions (including the Louisiana Gaming Control Board) with immunity from suit and liability for any action or failure to act on the part of Louisiana or any of its political subdivisions (including the Louisiana Gaming Control Board). We cannot assure you that in the event we seek to enforce our rights under the casino operating contact, a court would allow the suit to proceed. If the Louisiana Gaming Control Board fails to comply with the casino operating contract, it could materially and adversely affect our business, financial condition and results of operations. This adverse affect would be exacerbated if a court applied the immunity statute.

Our operations could be subject to future federal legislation. In 1996, Congress enacted a law creating a federal commission to study the economic and social impact of gaming and report its findings to Congress and the President. A report was issued by the commission in June 1999. We cannot determine the possible impact of this report on future legislation that may impact the gaming industry. We cannot be certain that the report will not result in new laws or regulations that would adversely impact the gaming industry in general and the Casino in particular.

The Political Environment in Louisiana Could Adversely Affect Our Ability to Operate the Casino or Develop Our Other Properties

Louisiana state and local politics have affected, and will continue to affect, the Casino's development and may affect the Casino's operation. There is considerable opposition to gaming among a segment of the population in Louisiana. The enactment and implementation of gaming legislation in Louisiana and the Casino's development have been the subject of lawsuits, claims and delays brought about by various anti-gaming and preservationist groups and competitors of the Casino. Although these lawsuits and claims have all been settled or dismissed, these lawsuits and claims, together with contract negotiations with Louisiana and New Orleans governmental entities, significantly delayed the Casino's development. Additional lawsuits and the uncertain political environment may result in further delays, all of which could materially and adversely affect our business, financial condition and results of operations.

We May Not be Able to Renew Our Minimum Payment Guaranty

Under the terms of our casino operating contract, as amended pursuant to our Plan of Reorganization, we are required to pay at least $50 million per year in our first year of operations and at least $60 million per year for each year thereafter to the State of Louisiana. In addition, at the beginning of each casino operating contract fiscal year there must be in place at least 36 months of third party guaranteed minimum payments to the State. Harrah's Entertainment and Harrah's Operating Company agreed to post the guaranty for four years through March 31, 2005, but not for the entire term of the casino operating contract. On or before March 31, 2003 we are required to cause a third party to post a guaranty of the minimum payment for the casino operating contract fiscal year beginning April 1, 2005 and ended March 31, 2006. This renewal requirement continues for each year that we operate, subject to certain limitations. There can be no assurance that we will be able to obtain a minimum payment guarantor for a renewal period during the term of our casino operating contract.

Lack of Profitability

We cannot predict the number of visitors to the Casino, their propensity to wager or the success of land based gaming in New Orleans, a market that did not include significant land based gaming operations before 1999. For the years ended December 31, 2001, 2000, and 1999, we sustained net operating losses of $15.5 million, $345.9 million, and $54.2 million, respectively. Since the opening through the quarter ended June 30, 2001 we did not post a positive operating cash flow. Throughout these time periods our revenues were lower than expected relative to our fixed and variable expenses. In addition, despite achieving operating income for the quarter ended September 30, 2001, we reported a net loss for that quarter as a result of our significant debt service. Third quarter operating results were weaker than expected, primarily due to decreased tourist and conventioneer traffic in New Orleans, coupled with the adverse effects on tourism of the terrorist attacks in the United States on September 11, 2001. We have taken actions to reduce our variable expenses, including a reduction in personnel, but revenues have continued to fall short of our projections. While we have also taken action to increase our revenues through marketing initiatives, player incentives, customer service initiatives and other means we cannot predict the results of these efforts. As a result, there can be no assurance that we will be able to operate the Casino in a profitable manner.

Jazz Casino May Have No Recourse if Additional Land-Based Casinos are Permitted

The Gaming Act presently restricts land-based casino gaming in Orleans Parish to the site on which the Casino is presently located, at the foot of Canal and Poydras Streets on the site of New Orleans' former Rivergate Convention Center. However, we cannot assure that the State of Louisiana will not enact future legislation that would permit competing land-based casinos at other sites or in parishes other than Orleans Parish, including other parishes in the New Orleans metropolitan area. If an additional land-based casino gaming establishment is authorized to operate in Orleans Parish, Jazz Casino would not have to pay the Louisiana Gaming Control Board the compensation required under the provisions of its casino operating contract, although this obligation may resume pursuant to the terms of the casino operating contract. Additional land-based casino operations could materially and adversely affect the Casino's operations by increasing the amount of competition it faces.

Our Operations Depend on Gaming Operations in a Single Market

We do not have and do not presently anticipate having operations other than the Casino and operations that support the Casino. Therefore, we depend solely upon visitors to New Orleans and New Orleans area residents for our revenue. As a result, any of the following occurrences could negatively impact the Casino's operations, which could materially and adversely affect our business, financial condition and results of operations:

- a downturn in the local or regional economy;

- a decline in tourism in New Orleans;

- a decline in the New Orleans gaming market;

- an increase in competition faced by the Casino; or

- a reduction or cessation of activities at the Casino due to flooding, severe weather, natural disasters or otherwise.

We May Not be Able to Develop Certain of Our Properties

We cannot complete our anticipated build-out of the non-gaming tenant improvements on the second floor of the Casino until, among other things, the master plan governing the use of the second floor is approved, tenant leases are obtained, the necessary financing is secured and a conditional use permit is obtained. In addition, we will be unable to develop the property located on Fulton and Poydras Streets for entertainment uses that support the Casino until, among other things, we obtain the necessary financing. We have not completed plans for the development of this property. We may not be able to obtain the necessary financing and satisfy the other conditions to developing the non-gaming tenant improvements on the second floor of the Casino, including any restaurant facilities we may wish to develop to take advantage of the newly lessened restrictions on our provision of restaurant facilities, or the property located on Fulton and Poydras Streets. The failure to develop these properties could materially and adversely affect our ongoing business, financial condition and results of operations.

The Manager and Certain of Our Directors Have Conflicts of Interests Regarding the Casino

Harrah's Entertainment owns or controls (indirectly through one or more subsidiaries or affiliates) dockside casinos in Vicksburg and Tunica, Mississippi, Shreveport and two riverboat casinos in Lake Charles, Louisiana. These casinos, together with other casinos that Harrah's Entertainment (or one or more of its subsidiaries or affiliates) may develop, compete with the Casino at a regional level. Harrah's Entertainment also owns or controls (indirectly through one or more subsidiaries or affiliates) casinos in the five major Nevada and New Jersey gaming markets, which casinos compete with the Casino on a national basis. Currently, the Chairman of our board of directors, Mr. Philip G. Satre, is also (1) the Chairman of the Board and Chief Executive Officer of Harrah's Entertainment, and (2) the Chairman of the Board and Chief Executive Officer of Harrah's New Orleans Management Company. Eddie N. Williams is a director on our board and a director of Harrah's Entertainment. Anthony Sanfilippo, a director on our board, is also the President of the Central Division of Harrah's Entertainment, and President and Chief Operating Officer of Harrah's New Orleans Management Company. Under Jazz Casino's management agreement with the Manager, the Manager, a wholly-owned subsidiary of Harrah's Entertainment, has been exclusively responsible for supervising and managing the Casino. As a result of Harrah's Entertainment's ownership of casinos that may, or currently, compete with our casino, together with its ownership of the Manager and the positions held by Messrs. Satre and Sanfilippo as officers or directors of Harrah's Entertainment, and by Mr. Williams, as a director of Harrah's Entertainment, a conflict of interest may be deemed to exist by reason of such persons' access to our information and business opportunities, any or all of which could be useful to one or more of Harrah's Entertainment's competing casinos. The indenture governing the Senior Notes, our credit agreement and our management agreement with the Manager each have imposed restrictions on our ability to enter into transactions with affiliates, including Harrah's Entertainment. In addition, our board of directors has implemented procedures that require transactions with Harrah's Entertainment and its affiliates to be approved by disinterested directors. We cannot assure, however, that the restrictions in these agreements or these procedures will successfully resolve conflicts of interest confronting, or which may confront, us. Refer to Note 8 to the consolidated financial statements for disclosure of related party transactions.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We do not engage in trading market risk sensitive instruments. We also do not purchase, for investment, hedging or for purposes "other than trading," instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk, except as discussed in the following paragraph. We have not entered into any forward or futures contracts, purchased any options or entered into any swaps. We have no foreign operations and currently do not deal in foreign currencies. Thus, we do not believe that we have any material exposure to foreign currency exchange rate risk.

We have a significant amount of indebtedness, which accrues interest at variable rates. As of December 31, 2001, the aggregate face amount of our outstanding indebtedness was $127.6 million. The interest rate of our variable rate indebtedness will fluctuate with changes in the LIBOR rate applicable under our credit agreement. A change in either the base rate or LIBOR under our credit agreement will affect the interest rate at which indebtedness outstanding under the credit agreement accrues. As a result, a significant increase in LIBOR could materially and adversely affect our financial position and results of operations. For example, a 50 basis point movement in interest rates would result in an approximate $638,000 annualized increase or decrease in interest expense based on the outstanding balance of our variable rate indebtedness as of December 31, 2001.

Item 8.   Financial Statements and Supplementary Data.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of JCC Holding Company
New Orleans, LA

We have audited the accompanying consolidated balance sheets of JCC Holding Company and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company filed for reorganization under Chapter 11 of the Federal Bankruptcy Code on January 4, 2001. The Bankruptcy Court entered an order confirming the plan of reorganization, which became effective on March 29, 2001. The consequences of this bankruptcy proceeding have been reflected in the accompanying financial statements as of the effective date of reorganization.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of JCC Holding Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
February 22, 2002

JCC HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

(In thousands, except per share data)

	December 31, 2001	December 31, 2000
Assets		
Current Assets:		
Cash and cash equivalents (includes restricted cash of $3,253 and $2,113, respectively)	$ 41,702	$ 26,626
Accounts receivable, net of allowance for doubtful accounts of $4,022 and $1,958, respectively	3,414	6,272
Inventories	639	685
Prepaids and other assets	2,162	3,678
Property available for sale	—	4,831
Total current assets	47,917	42,092
Property and Equipment:		
Buildings on leased land	129,027	128,936
Furniture, fixtures and equipment	28,406	22,492
Property held for development	10,708	10,689
Leasehold improvements	284	245
Construction in progress	309	89
Total	168,734	162,451
Less—accumulated depreciation	(35,253)	(25,561)
Net property and equipment	133,481	136,890
Other Assets:		
Deferred operating contract cost, net of accumulated amortization of $4,351 and $3,269, respectively	24,454	25,536
Lease prepayment, net of accumulated amortization of $1,082 and $816, respectively	6,046	6,312
Deferred charges and other, net of accumulated amortization of $2,320 and $1,567, respectively	11,225	10,631
Total other assets	41,725	42,479
Total Assets	$ 223,123	$ 221,461
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Short-term borrowings	$ —	$ 23,250
Accounts payable—trade	2,196	844
Accrued interest	—	7,025
Accrued expenses	17,231	12,301
Due to affiliates	4,591	64,806
Preconfirmation contingencies	900	2,212
Other	2,036	1,977
Total current liabilities	26,954	112,415
Long-term debt, net of discount (including debt to affiliates of $43,824 and $31,947, respectively)	105,676	396,412
Due to affiliates	2,050	20,968
Other long-term liabilities	428	339
Commitments and Contingencies		
Stockholders' Equity (Deficit):		
Common Stock:		
Common Stock (40,000 shares authorized; 12,386 shares issued and outstanding; par value $.01 per share)	124	—
Unclassified Common Stock (40,000 shares authorized; none issued and outstanding; par value $.01 per share)	—	—
Class A Common Stock (20,000 shares authorized; 5,778 shares issued and outstanding; par value $.01 per share)	—	58
Class B Common Stock (20,000 shares authorized; 4,453 shares issued and outstanding; par value $.01 per share)	—	45
Additional paid-in capital	413,150	108,269
Accumulated deficit	(325,259)	(417,045)
Total stockholders' equity (deficit)	88,015	(308,673)
Total Liabilities and Stockholders' Equity (Deficit)	$ 223,123	$ 221,461

See Notes to Consolidated Financial Statements.

JCC HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
(In thousands, except share data)

	For the Years Ended December 31,		
	2001	2000	1999
Revenues:			
Casino	$ 242,950	$ 245,473	$ 38,005
Food and beverage	21,673	20,356	3,693
Retail, parking and other	10,816	9,821	1,819
Less—casino promotional allowances	(36,792)	(33,536)	(3,260)
Total net revenues	238,647	242,114	40,257
Operating Expenses:			
Direct:			
Casino	147,077	196,185	34,114
Food and beverage	15,791	16,131	2,875
Retail, parking and other	3,977	4,133	1,200
General and administrative	75,538	86,387	16,046
Depreciation and amortization	11,812	26,339	5,107
Provision for asset impairment	—	258,812	—
Pre-opening expenses	—	—	35,160
Total operating expenses	254,195	587,987	94,502
Operating Loss	(15,548)	(345,873)	(54,245)
Reorganization Expenses	(101,029)	—	—
Preconfirmation Contingencies	1,824	—	1,562
Other Income (Expense)			
Interest expense, net of capitalized interest	(8,495)	(46,668)	(6,869)
Interest and other income	1,586	413	412
Total other income (expense)	(6,909)	(46,255)	(6,457)
Loss Before Taxes and Extraordinary Item	(121,662)	(392,128)	(59,140)
Income Tax Benefit	—	37,900	—
Loss Before Extraordinary Item	(121,662)	(354,228)	(59,140)
Extraordinary Gain on Early Extinguishment of Debt	213,448	—	—
Net Income (Loss)	$ 91,786	$ (354,228)	$ (59,140)
Per Share Data:			
Loss Before Extraordinary Item	$ (9.82)	$ (34.79)	$ (5.88)
Extraordinary Gain on Early Extinguishment of Debt	17.23	—	—
Basic Net Income (Loss)	$ 7.41	$ (34.79)	$ (5.88)
Weighted Average Shares Outstanding	12,386,200	10,180,505	10,055,140

See Notes to Consolidated

JCC HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(In thousands)

	For the Years Ended December 31,		
	2001	**2000**	**1999**
Cash Flows From Operating Activities:			
Net income (loss)	$ 91,786	$(354,228)	$ (59,140)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	11,812	26,339	5,107
Amortization of note discount	92,008	5,369	765
Extraordinary gain on early extinguishment of debt	(213,448)	—	—
Deferred rent	322	1,624	226
Provision for bad debts	2,426	1,770	—
Write-off of preconfirmation contingencies	(1,824)	—	(1,562)
Provision for asset impairment	—	258,812	—
Deferred income taxes	—	(37,900)	—
Amortization of unearned compensation	—	—	259
(Gain) loss on sale of property and equipment	(1,167)	—	27
Changes in operating assets and liabilities:			
Accounts receivable	431	(4,865)	(3,134)
Inventories	46	(331)	(354)
Prepaids and other assets	1,516	(918)	(1,062)
Accounts payable—trade	1,352	(1,168)	1,369
Accrued interest	—	19,523	(5,855)
Accrued expenses	4,930	(7,652)	16,336
Preconfirmation contingencies	(256)	(821)	(2,084)
Due to Affiliates	16,591	34,090	8,224
Other current liabilities	58	(31)	2,009
Payment of liabilities subject to compromise due to reorganization activities:			
Reorganization costs, excluding amortization of note discount of $90,314	10,715	—	—
Payment of reorganization costs	(9,947)	—	—
Net cash flows provided by (used in) operating activities	7,351	(60,387)	(38,869)
Cash Flows From Investing Activities:			
Capital expenditures	(2,671)	(3,408)	(130,552)
Proceeds from sale of property	5,998	—	6,042
Increase in deferred charges and other assets	(1,347)	(1,218)	(8,492)
Net cash flows provided by (used in) investing activities	1,980	(4,626)	(133,002)
Cash Flows From Financing Activities:			
Net short-term borrowings	—	7,400	15,850
Proceeds from notes payable—affiliate	5,745	49,552	1,204
Proceeds from issuance of long-term debt	—	—	163,998
Net cash flows provided by financing activities	5,745	56,952	181,052
Net increase (decrease) in cash and cash equivalents	15,076	(8,061)	9,181
Cash and cash equivalents, beginning of period	26,626	34,687	25,506
Cash and cash equivalents, end of period	$ 41,702	$ 26,626	$ 34,687
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ 3,417	$ 15,519	$ 10,473
Noncash investing and financing activities:			
Increase in long-term debt for payment-in-kind interest payments	$ 3,083	$ 14,578	$ 14,013
Capitalized interest	$ —	$ 140	$ 18,924
Issuance of restricted stock awards	$ —	$ 199	$ 527
Amortization of note discount	$ —	$ —	$ 2,771

See Notes to Consolidated Financial Statements.

JCC HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(In thousands)

	Common Stock						Additional Paid-In Capital	Accumulated Deficit	Unearned Compensation	Total
	New		Class A		Class B					
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—January 1, 1999	—	$ —	5,547	$ 55	4,453	$ 45	$107,987	$ (3,677)	$ —	$ 104,410
Restricted stock activity	—	—	92	1	—	—	526	—	(268)	259
Other	—	—	(1)	—	—	—	25	—	—	25
Net loss	—	—	—	—	—	—	—	(59,140)	—	(59,140)
Balance—December 31, 1999	—	—	5,638	56	4,453	45	108,538	(62,817)	(268)	45,554
Restricted stock activity	—	—	140	2	—	—	(269)	—	268	1
Net loss	—	—	—	—	—	—	—	(354,228)	—	(354,228)
Balance—December 31, 2000	—	—	5,778	58	4,453	45	108,269	(417,045)	—	(308,673)
Forgiveness of affiliate debt in exchange for new common stock and Senior Secured Notes due 2008 and cancellation of class B common stock	6,069	61	—	—	(4,453)	(45)	260,380	—	—	260,396
Forgiveness of non-affiliate debt in exchange for new common stock and Senior Secured Notes due 2008 and cancellation of class A common stock	6,317	63	(5,778)	(58)	—	—	44,501	—	—	44,506
Net income	—	—	—	—	—	—	—	91,786	—	91,786
Balance—December 31, 2001	12,386	$124	—	$ —	—	$ —	$413,150	$(325,259)	$ —	$ 88,015

JCC HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Note 1. Organization, Basis of Presentation and Bankruptcy in January 2001

Organization. JCC Holding Company ("JCC Holding") was incorporated under Delaware law on August 20, 1996 in contemplation of succeeding to all of the assets and liabilities of Harrah's Jazz Company, a general partnership, which filed for relief under the United States Bankruptcy Code on November 22, 1995. JCC Holding conducts business through its wholly-owned subsidiaries, Jazz Casino Company, L.L.C., a Louisiana limited liability company ("Jazz Casino"), JCC Development Company, L.L.C., a Louisiana limited liability company ("JCC Development"), JCC Canal Development, L.L.C., a Louisiana limited liability company ("Canal Development") and JCC Fulton Development, L.L.C., a Louisiana limited liability company ("Fulton Development" and, together with JCC Holding, Jazz Casino, JCC Development and Canal Development, the "Company"). Except as otherwise noted for purposes of this report, references to the words "we", "us" and "our" refer to JCC Holding Company together with each of its subsidiaries.

On October 30, 1998, in accordance with the Harrah's Jazz Company Joint Plan of Reorganization confirmed by the United States Bankruptcy Court, we became the successor to the operations of Harrah's Jazz Company. In connection with the Harrah's Jazz Company plan of reorganization, JCC Holding issued an aggregate of 10 million shares of its capital stock consisting of both class A and class B common stock. The former bondholders of Harrah's Jazz Company received class A common stock, which constituted approximately 52% of the issued and outstanding class A and class B common stock. In addition, the former bondholders also received their pro rata share of (i) $187.5 million in aggregate principal amount of Jazz Casino's senior subordinated notes with contingent payments, and (ii) Jazz Casino's senior subordinated contingent notes (see Note 6). Harrah's Entertainment, Inc. ("Harrah's Entertainment" or "HET") acquired beneficial ownership of class B common stock which constituted approximately 43% of the issued and outstanding class A and class B common stock. In accordance with the American Institute of Certified Public Accountants' Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), we adopted "fresh start reporting" on October 30, 1998 because owners immediately before filing and confirmation of the Harrah's Jazz Company plan of reorganization received less then 50% of the voting shares of the emerging entity.

Our purpose is to develop and operate an exclusive land-based casino entertainment facility (the "Casino") in New Orleans, Louisiana. The Casino commenced operations on October 28, 1999.

Bankruptcy in January 2001. On January 4, 2001, we filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to allow restructuring of our obligations to the State of Louisiana and the City of New Orleans, long-term debt, bank credit facilities, and trade and other obligations. The filing was made in the U.S. Bankruptcy Court for the Eastern District of Louisiana in New Orleans. After the filing of the petition, we continued to operate as debtors-in-possession subject to the Bankruptcy Court's supervision and orders until our Plan of Reorganization was consummated.

Our Plan of Reorganization, which was approved by the Bankruptcy Court on March 19, 2001 and was consummated on March 29, 2001 (the "Effective Date"), resulted in, among other things, elimination of our then existing common stock and debt securities and the issuance of new common stock and debt securities to certain creditors. The accounting consequences of our bankruptcy proceeding are reflected in the financial statements as of the Effective Date of our reorganization. From January 1, 2001 through March 29, 2001, the Consolidated Statements of Operations includes only five days of interest expense on our old long-term debt and other obligations, except for

Note 1.   Organization, Basis of Presentation and Bankruptcy in January 2001 (Continued)

debtor-in-possession loans made during the bankruptcy proceedings upon which interest accrued through March 29, 2001, the Effective Date of our reorganization. The interest charges incurred contractually from January 4, 2001 through March 29, 2001, but not recorded as a result of our bankruptcy proceeding, totaled $15.6 million. The cancellation of non-affiliate debt and related accrued interest resulted in an extraordinary gain as of the Effective Date. During 2001, we recorded an extraordinary gain on the early extinguishment of our debt of $213.4 million. This gain arises from the discharge of $317.0 million of outstanding principal and interest due to non-affiliates under our senior subordinated notes with contingent payments due 2009, bank term loans, and convertible junior subordinated debentures, in exchange for new debt and equity securities with a fair value of $103.6 million. In addition, the cancellation of non-affiliate and affiliate debt and other obligations resulted in an increase of $304.8 million to additional paid in capital as of the Effective Date of our reorganization. We did not meet the requirements to utilize fresh start reporting, since our holders of existing voting shares immediately before confirmation received more than 50 percent of voting shares of the emerging entity. Therefore, in accordance with SOP 90-7 our liabilities compromised by the confirmed Plan of Reorganization have been stated at the present value of the amounts to be paid, reorganization expenses have been separately disclosed and the forgiveness of affiliate and non-affiliate debt has been reported as an adjustment to additional paid in capital and an extraordinary item, respectively, in the Consolidated Financial Statements.

The key components of our Plan of Reorganization were:

- The reduction of our annual minimum payment obligations to the Louisiana Gaming Control Board to the greater of 21.5% of gross gaming revenue or a minimum payment of $50 million commencing April 1, 2001, through March 31, 2002, and $60 million each casino operating contract fiscal year thereafter. Harrah's Entertainment and Harrah's Operating Company, Inc., a wholly-owned subsidiary of Harrah's Entertainment, ("Harrah's Operating Company" or "HOCI") have provided a new minimum payment guaranty to the Louisiana Gaming Control Board, which secures Jazz Casino's annual minimum payment obligation to the Louisiana Gaming Control Board for an initial four year period through March 31, 2005 pursuant to a new agreement among Harrah's Entertainment and Harrah's Operating Company and our subsidiary Jazz Casino (the "new HET/JCC Agreement") (see Notes 8 and 10).

- Our Plan of Reorganization also took into account a reduction of at least $5 million in payments, taxes, administrative and operational costs and/or other expenses that were paid or incurred at least annually under the ground lease with the City of New Orleans and the Rivergate Development Corporation or as a result of obligations imposed or created by the ground lease, whether to the City, the Rivergate Development Corporation or others (see Note 9).

- Cancellation of all existing class A and class B common stock.

- Issuance of 12,386,200 shares of new common stock to various creditors as described below.

- In consideration of, among other things, 1) Harrah's Entertainment's and Harrah's Operating Company's consent to the cancellation and extinguishment of all claims against us arising under our Revolving Credit Facility, the Tranche A-2 Term Loan, the Tranche B-2 Term Loan, the Slot Lease, the Junior Subordinated Credit Facility, the Completion Loan Guarantee, and the JCC

Note 1.   Organization, Basis of Presentation and Bankruptcy in January 2001 (Continued)

Development promissory note; 2) Harrah's New Orleans Management Company, Inc.'s, and its affiliates' agreement to waive all claims relating to existing defaults under our Management Agreement, the Administrative Services Agreement, the Forbearance Agreement, and any other pre-petition claims against us; 3) Harrah's Crescent City Investment Company's consent to waive the Warrant Agreement; and 4) Harrah's Operating Company's agreement to contribute the slot machines used in our Casino to us, Harrah's Entertainment received 6,069,238 shares (49%) of our new common stock.

• Holders of claims arising under Tranche B-1 of the Bank Credit Facilities received 1,734,068 shares (14%) of our new common stock.

• Holders of claims arising under our senior subordinated notes received 4,582,894 shares (37%) of our new common stock.

• We issued new term notes, the Senior Notes due 2008, in the aggregate amount of $124.5 million (face value), which will mature seven years from their issuance and bear interest at The London Interbank Offered Rate ("LIBOR") plus 275 basis points. The holders of claims arising under Tranches A-1, A-3 and B-1 of the Bank Credit Facilities received $55.0 million in Senior Notes; Harrah's Entertainment and its affiliates, as holders of claims arising under the HET/JCC Agreement and Tranche A-2 of the Bank Credit Facilities received $51.6 million in Senior Notes; and holders of claims arising under the senior subordinated notes received $17.9 million in Senior Notes.

• All holders of Casino operation related unsecured claims were paid, in cash, the full amount of their claims.

Upon the filing of our petitions for Chapter 11 reorganization, we required funds to meet certain post-petition financial obligations, including the minimum daily payments required under our casino operating contract and the payment obligations arising under our ground lease with Rivergate Development Corporation and the City of New Orleans. To meet those cash needs, we arranged for a debtor-in-possession financing facility provided by Harrah's Entertainment and its affiliates, the terms of which were negotiated with Harrah's Entertainment prior to the date of filing our bankruptcy petition. Under this facility, the interest rate was Prime plus 3% (11% as of March 29, 2001). In 2001, we borrowed $6.3 million under this facility, of which $2.1 million was repaid in cash and the remaining balance of principal and related accrued interest was eliminated in accordance with the Plan of Reorganization.

Note 2.   Summary of Significant Accounting Policies

Principles of Consolidation.   The consolidated financial statements include the accounts of JCC Holding Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents.   For purposes of the consolidated statements of cash flows and consolidated balance sheets, cash and cash equivalents include highly liquid investments with original maturities of three months or less. As of December 31, 2001, restricted cash includes approximately $3.2 million of contributions to the capital replacement fund (see Notes 9 and 10) and $43,000 of

Note 2.   Summary of Significant Accounting Policies (Continued)

contributions to the Open Access Program public support efforts (see Note 10). As of December 31, 2000, restricted cash includes approximately $1.9 million of unused contributions to the capital replacement fund, $184,000 of contributions to the Open Access Program public support efforts and $8,000 of construction escrow funds.

Inventories.   Inventories, which consist primarily of food, beverage, operating supplies and retail items, are stated at average cost.

Property and Equipment.   Property and equipment are stated at cost, except for adjustments related to fresh start reporting in 1998 and adjustments related to asset impairment in 2000 (see Note 3). Improvements and repairs that extend the life of the asset are capitalized. Maintenance and repairs are expensed as incurred. Interest is capitalized on constructed assets at the Company's overall weighted average rate of interest. No interest was capitalized in 2001. Capitalized interest amounted to $140,000 and $21.7 million in 2000 and 1999, respectively.

Depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the assets, the related lease term, or the life of the amended casino operating contract as follows:

Buildings on leased land	25 years
Leasehold improvements	9 years
Furniture, fixtures and equipment	3 to 7 years

Property held for development is valued at the lower of cost or estimated fair value. Costs incurred in developing these properties, not in excess of their fair values, are capitalized. On October 15, 2001, we sold the Canal Place property for approximately $6 million and recognized a $1.1 million gain recorded in other income.

Deferred Operating Contract Cost.   Deferred operating contract cost consists of payments, net of adjustments related to asset impairment (see Note 3) and of adjustments related to fresh start reporting in 1998, to the Louisiana Economic Development and Gaming Corporation (see Note 10) required under the original casino operating contract between Harrah's Jazz Company and the Louisiana Economic Development and Gaming Corporation, which commenced on July 15, 1994, and is being amortized on the straight-line basis over the period from October 28, 1999 through July 24, 2024, the life of the amended and renegotiated casino operating contract dated October 30, 1998 among Harrah's Jazz Company, Jazz Casino and the State of Louisiana, by and through the Louisiana Gaming Control Board. The amended and renegotiated casino operating contract, which was entered into in connection with the Harrah's Jazz Company plan of reorganization, modified the original casino operating contract between Harrah's Jazz Company and the Louisiana Economic Development and Gaming Corporation and is referred to herein as the amended casino operating contract. This contract was subsequently amended as a result of our Plan of Reorganization as discussed in Note 10.

Lease Prepayment.   Lease prepayment includes a non-refundable initial payment, net of adjustments related to fresh start reporting in 1998 and adjustments related to asset impairment (See Note 3), required under the original ground lease for the site on which the Casino has been

Note 2.   Summary of Significant Accounting Policies (Continued)

constructed (see Note 9) and is being amortized on a straight-line basis over 25 years, the life of the amended casino operating contract.

Revenue Recognition and Promotional Allowances.   Jazz Casino recognizes the net win from gaming activities (the difference between gaming wins and losses) as casino revenues. Casino revenues are net of accruals for anticipated payouts of progressive slot machine jackpots and certain progressive table game payouts. Such anticipated jackpots and payouts are reflected as other current liabilities in the accompanying consolidated balance sheets. Food and beverage, parking, retail, and other revenues are recognized as services are provided. The estimated value of beverages, food, parking, retail and other items, which are provided to customers without charge or in exchange for total reward points, has been included in revenues and a corresponding amount has been deducted as a promotional allowance. We reflect "cash back" rewards and cash sales incentives as a reduction of revenues in promotional allowances. "Cash back" rewards and cash sales incentives for the years ended December 31, 2001, 2000, and 1999 were $18.6 million, $19.0 million and $899,000 respectively.

The estimated costs of providing such complimentary services are included in Casino costs and expenses and for the years ended December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
	(In thousands)		
Beverage	$10,335	$5,700	$893
Food	4,607	1,900	—
Parking	4,178	1,100	235
Retail Items	610	500	39

Under the amended Gaming Act and its rules and regulations, subsequent to the effective date of our Plan of Reorganization, we are still restricted from freely offering complimentary or discounted food and lodging to the general public except under limited circumstances. Under the terms of the amended casino operating contract, in effect for the three months ended March 31, 2001 and years ended December 31, 2000 and 1999, Jazz Casino was not allowed to give away or subsidize food from the Casino's buffet and is prohibited from developing on-site lodging. In order to compensate for these limitations and offer its patrons the integrated Casino, dining and entertainment experience, the Casino offers its patrons complimentary meals, hotel rooms, transportation, entertainment, and other amenities at various local establishments. The expense related to providing these external complimentary services are included in casino costs and expenses and totaled $32.7 million in 2001, $20.8 million in 2000 and $4.5 million for the period from October 28, 1999 to December 31, 1999.

Preopening Costs.   Preopening costs represent primarily the direct salaries and other operating costs incurred by us prior to the opening of the Casino on October 28, 1999. We account for start-up activities under provisions of the AICPA SOP 98-5, "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred.

Preconfirmation Contingencies.   Preconfirmation contingencies as of December 31, 2001, represent estimated amounts owed to creditors of Jazz Casino under its Plan of Reorganization. Preconfirmation contingencies as of December 31, 2000 represent amounts owed to creditors of the predecessor

Note 2.   Summary of Significant Accounting Policies (Continued)

company, Harrah's Jazz Company, which were transferred to the Company under the Harrah's Jazz Company Plan of Reorganization. During 2001 and 1999, preconfirmation contingencies were reduced by $1.8 million and $1.6 million, respectively, due to changes in estimates. This amount is included as a reorganization item in the Consolidated Statements of Operations.

Amortization of Note Discount.   The discount associated with Jazz Casino's Senior Notes and senior subordinated notes with contingent payments (see Note 6) are amortized using the interest method. Our interest expense for 2001, 2000 and 1999 includes amortization of the note discount of $1.7 million, $5.4 million and $3.5 million, respectively.

Income Taxes.   We account for income taxes under the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net Income (Loss) Per Share.   We account for net income (loss) per share under the provisions of SFAS No. 128, "Earnings Per Share." This standard requires dual presentation of net income per common share and net income per share assuming dilution on the face of the statement of operations. Basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares outstanding during the period. Diluted earnings per common share assume that any dilutive convertible debentures outstanding at the beginning of each year were converted at those dates, with related interest and outstanding common shares adjusted accordingly. Jazz Casino's convertible junior subordinated debentures (see Note 6) were not included in the computation of diluted earnings per common share for 2000 and 1999 because it would have resulted in an antidilutive effect. Diluted earnings per common share also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock warrants and stock options for which market price exceeds exercise price, less shares which could have been purchased by us with related proceeds. Since the exercise price associated with the warrant issued to Harrah's Crescent City Investment Company (see Note 12) is above the market price of the class A common stock, it was not dilutive in 2000 and 1999. In 2001, the net income (loss) per share was not dilutive.

Stock-Based Compensation.   In 1999, we adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The disclosures are presented in Note 11. We continue to account for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Use of Estimates.   Financial statements prepared in accordance with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.   Summary of Significant Accounting Policies (Continued)

Long-Lived Assets.   We periodically evaluate whether events and circumstances have occurred that indicate that certain assets may not be recoverable. When factors indicate that long-lived assets should be evaluated for impairment, we use an estimate of undiscounted net cash flow over the shorter of the remaining life of the related lease, contract, or asset, as applicable, in determining whether the assets are recoverable. See Note 3 for a discussion of asset impairment adjustments recorded during the fourth quarter of 2000 as a result of our asset impairment evaluation.

Fair Value of Financial Instruments.   SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", requires certain disclosures regarding the fair value of financial instruments. Current assets and current liabilities, including due to affiliates, are reflected in the consolidated financial statements at fair value because of the short-term maturity of these instruments, except for certain balances as of December 31, 2000 including short-term borrowings, due to affiliates and accrued interest which had a fair value of $17.6 million, $50.0 million and $2.3 million, respectively, based on the Plan of Reorganization. The fair value of long-term other assets and liabilities, excluding debt and due to affiliates, closely approximates their carrying value (see Note 6). We use quoted market prices, when available, or discounted cash flows to calculate these fair values.

Segment Information.   Our principal line of business is casino and entertainment development.

Recently Issued Accounting Pronouncements.   In the first quarter of 2001, the Emerging Issues Task Force ("EITF") reached a consensus on certain issues in EITF 00-22 "Accounting for "Points" and Certain Other Time-Based and Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that cash rebates or refunds be shown as a reduction of revenues effective for quarters ending after February 15, 2001. In 2001, the EITF also reached a consensus on certain issues in EITF 00-14 "Accounting for Certain Sales Incentives." EITF 00-14 requires that the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction in revenues effective no later than in annual or interim financial statements for the periods beginning after December 15, 2001. We adopted the consensus provisions of EITF 00-22 and EITF 00-14 in the first quarter 2001 and the fourth quarter 2001, respectively. To be consistent with the 2001 presentation, various "cash back" rewards and cash sales incentives, previously shown as casino expenses, were reclassified as a reduction in revenues in 2000 and 1999. This did not have any effect on previously reported operating income (loss) or net income (loss). The cash back rewards and cash sales incentives for 2001, 2000, and 1999 were $18.6 million, $19.0 million, and $899,000, respectively.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets." Both statements were issued in June 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interests method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Management does not believe these Standards will have a significant impact on our financial position and results of operations.

Note 2.   Summary of Significant Accounting Policies (Continued)

SFAS No. 143, "Accounting for Asset Retirement Obligations", was issued during June 2001. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. Management does not believe this Standard will have a significant impact on our financial position and results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued during August 2001. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. Management does not believe this Standard will have a significant impact on our financial position and results of operations.

Reclassifications.   Certain reclassifications have been made in prior year's financial statements to conform to classifications used in the current year.

Note 3.   Accounting for the Impairment of Long-Lived Assets

We account for impairment of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." On December 27, 2000, we received notice from Harrah's Entertainment, Inc. and Harrah's Operating Company that they would not provide the minimum payment guaranty required under the terms of our casino operating contract. Accordingly, management reviewed its long-lived assets and identifiable intangibles and determined an impairment had occurred. The estimated fair value of the assets was determined by management using judgment and a reorganization value determined in consultation with an independent firm. During the fourth quarter of 2000, we recorded an impairment charge and wrote down approximately $255.9 million of impaired long-lived assets. The write down included $177.4 million of buildings on leased land, $19.2 million of furniture, fixtures and equipment, $293,000 of leasehold improvements, $138,000 of construction in progress, $39.9 million of deferred operating contract costs, $9.9 million of lease prepayments and $9.1 million of deferred charges and other long lived assets. Generally, fair value represents our expected future cash flows from the use of the long-term assets, discounted at a rate commensurate with the risks involved. Considerable management judgment is necessary to estimate the fair value of our long-lived assets. Accordingly, actual results may vary from management's estimates. In addition, for the year ended December 31, 2000, we recorded asset impairment adjustments of $2.9 million to write down furniture, fixtures and equipment to be disposed of to their net realizable value. There were no impairment charges for the year ended December 31, 2001.

Note 4. Accrued Expenses

Accrued expenses as of December 31 consist of the following:

	2001	2000
	(In thousands)	
Payroll & related benefits	$ 7,604	$ 7,348
State gaming minimum payment	2,646	1,096
Orleans Parish School Board contribution	2,025	2,000
Professional fees	1,000	483
Marketing and advertising expenses	889	326
Accrued taxes, excluding income taxes	876	294
Hotel rooms & catering	572	412
Other	1,619	342
Total	$17,231	$12,301

Note 5. Short-Term Borrowings

We have $35 million available for working capital purposes under a new revolving line of credit provided by Harrah's Entertainment with a letter of credit sublimit of $10 million. Our new revolving line of credit bears interest at a rate of LIBOR plus 3.00% per annum and will mature in 2006 subject to extension until March 30, 2007 at our option. The obligations under the new revolving line of credit are secured by substantially all of our assets (except our casino operating contract with the State of Louisiana and the revenue share payments due to the State of Louisiana thereunder) and the Casino's bankroll. Our new revolving line of credit is secured on a second lien priority basis, junior only to a lien securing certain obligations under the new HET/JCC Agreement pursuant to which Harrah's Entertainment agreed to provide a minimum payment guaranty. As of December 31, 2001, Jazz Casino had no outstanding borrowings under this revolving line of credit and had outstanding letters of credit of $700,000.

Pursuant to our cancelled credit agreement dated as of October 29, 1998 among Jazz Casino, as borrower, JCC Holding, as guarantor, and a syndicate of lenders led by Bankers Trust Company, Jazz Casino had obtained a $25 million revolving line of credit, which would have terminated in January 2006. Letters of credit could be drawn on the available balance under this credit facility up to $10 million. Under the revolving line of credit, the interest rate on the Eurodollar loans ranged from LIBOR plus 2.50% to LIBOR plus 3.50% and the interest rate on the base rate loans was prime plus 1.0% less than the applicable margin on the Eurodollar loans. As of December 31, 2000, Jazz Casino had outstanding borrowings of $23.3 million and outstanding letters of credit of $1.7 million under this revolving line of credit. On the Effective Date, this revolving line of credit was cancelled. The weighted average interest rates on our outstanding short-term borrowings during the years ended December 31, 2001 and 2000 were 9.64% and 9.56%, respectively. Refer to Note 6 for a discussion of the former guaranty related to the revolving line of credit.

Note 6. Long-Term Debt and Other Financing Agreements

Long-term debt consisted of the following as of December 31:

	2001	2000
	(In thousands)	
Senior secured notes due 2008, ("Senior Notes") 5.4%(b), LIBOR plus 2.75%(c) .	$127,603	$ —
Unamortized note discount	(21,927)	—
	105,676	—
Term loans:		
Tranche A-1, 8.00%(a), (LIBOR plus 1%)(e)	—	10,000
Tranche A-2, 9.75%(a), (LIBOR plus 2.5% to 3.5%)(d)(e)	—	20,000
Tranche A-3, 8.00%(a), (LIBOR plus 1%)(e)	—	30,000
Tranche B-1, 9.50%(a), (LIBOR plus 2.5%)(e)	—	30,000
Tranche B-2, 9.75%(a), (d)(e)	—	121,500
	—	211,500
Senior subordinated notes with contingent payments, 6.10%(a)	—	211,305
Unamortized note discount	—	(90,365)
	—	120,940
Senior subordinated contingent notes	—	—
Convertible junior subordinated debentures, 8.00%(a)	—	32,025
Junior subordinated credit facility-affiliate, 8.00%(a)	—	25,167
Completion Loan—affiliate, 8.00%(a)	—	5,127
Promissory note—affiliate, 9.00%(a)	—	1,653
Total long-term debt	$105,676	$396,412

(a) Represents the interest rate for the respective debt agreement in effect as of December 31, 2000.

(b) Represents the interest rate for the respective debt agreements in effect as of December 31, 2001.

(c) The Senior Notes pay interest quarterly at LIBOR plus 2.75% annum.

(d) The applicable interest rate on tranche B-2 on borrowings up to $10 million was LIBOR plus Harrah's Entertainment's applicable margin then in effect, which represents Harrah's Entertainment's current interest rate on its credit facility. Borrowings in excess of $10 million accrued interest at LIBOR plus 2.5% to LIBOR plus 3.5%.

(e) The interest rate on the term loans maintained as base rate loans was the sum of (i) the applicable base interest rate and (ii) that percentage (not below 1.0%) which was 1.0% less than the margin for loans of such Tranche maintained as Eurodollar loans.

Note 6.   Long-Term Debt and Other Financing Agreements (Continued)

Senior Notes

On the Effective Date, the existing long-term debt was cancelled. In connection with the cancellation of this debt and certain other obligations, Senior Notes were issued by Jazz Casino Company in the aggregate principal (face) amount of $124.5 million that will mature seven years after the Effective Date (see Note 1 and 9). The Senior Notes pay interest quarterly at LIBOR plus 2.75% per annum. In the first year, one half of the interest payments on the Senior Notes may be paid in kind and added to the principal at our option. Principal payments on the Senior Notes will be amortized as follows: zero in the first year; 50% of free cash flow (as defined in the Senior Note agreement) in the second through fourth years; and $6 million annually in the fifth through seventh years, with all remaining unpaid principal payable at maturity. As of the effective date, we considered the variable interest rate on the new term notes to be lower than prevailing interest rates for debt with similar terms and credit ratings. In accordance with Statement of Position 90-7, the new term notes were valued based on discounting concepts to approximate their fair value (12.5% discount rate). We are also subject to numerous debt covenants under the new term note agreement, including restrictions on, among other things, certain payments, transactions with affiliates, dividends, liens, incurrence of additional indebtedness, asset sales, mergers and consolidations, payment of certain indebtedness, capital expenditures, and investments or loans. JCC Holding Company and all of its wholly owned subsidiaries have fully and unconditionally guaranteed on a joint and several basis Jazz Casino's obligations under the Senior Notes (see Note 13).

Pursuant to the terms of the indenture for our Senior Notes, revolving credit agreement, and HET/JCC Agreement, we are restricted from paying dividends on the Common Stock to our stockholders, or from setting aside funds for this purpose. The payment of cash dividends, if any, will be made only from assets legally available for that purpose (i.e. net profits or capital surplus), and will depend on our financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt instruments and other factors deemed relevant by the board of directors.

As of December 31, 2001, Jazz Casino Company had paid $3.1 million in interest in kind and $3.4 million in cash interest on these Senior Notes.

Term Loans (Cancelled March 29, 2001)

Pursuant to the cancelled credit agreement dated as of October 29, 1998 among Jazz Casino, as borrower, JCC Holding, as guarantor, and a syndicate of lenders led by Bankers Trust Company, Jazz Casino had obtained and used a construction financing loan of $211.5 million under various term loans and up to $25 million of available working capital under a revolving line of credit (see Note 5). The term loans and the revolving line of credit were a single combined credit facility. As of December 31, 2000 and March 29, 2001, the outstanding balance of the term loans amounted to $211.5 million.

The scheduled quarterly repayments on these old notes were deferred for the first six semi-annual interest payment periods since interest on Jazz Casino's senior subordinated notes with contingent payments (see below) was paid in kind and the Harrah's New Orleans Management Company (the "Manager") had deferred its fees under the terms of its management agreement with Jazz Casino (see Note 8) and under the agreement (the "HET/JCC Agreement") among Jazz Casino, Harrah's Entertainment and Harrah's Operating Company, pursuant to which Harrah's Entertainment and

Note 6.   Long-Term Debt and Other Financing Agreements (Continued)

Harrah's Operating Company had provided an initial guaranty in favor of the State of Louisiana by and through the Louisiana Gaming Control Board of a $100 million annual payment due to the State of Louisiana under the amended casino operating contract (see Note 10). Jazz Casino had included $13.4 million and $5.2 million of repayments due in 2001 and 2000 as long-term debt due to its intent to defer these repayments, prior to the Effective Date.

The tranche A term loans generally ranked senior to all existing and future indebtedness of Jazz Casino except certain obligations of Jazz Casino under the HET/JCC Agreement (see Note 8).

The term loans and the revolving line of credit were secured by liens on substantially all of the assets of each of Jazz Casino (excluding the amended casino operating contract, funds deposited in the house bank maintained at the Casino and the Gross Gaming Revenue Share Payments (as defined in Note 10)), JCC Holding, JCC Development, Canal Development and Fulton Development.

The obligations of Jazz Casino under its credit agreement were guaranteed on a senior basis by JCC Holding, JCC Development, Canal Development and Fulton Development.

The tranche A-2 and B-2 term loans along with the revolving line of credit were also guaranteed by Harrah's Entertainment and Harrah's Operating Company. As consideration for this guaranty, Harrah's Entertainment received an annual credit support fee from Bankers Trust Company and Jazz Casino equal to 2% and approximately 0.75%, respectively, of the average aggregate principal amount of loans and/or stated amount of letters of credit outstanding under tranche A-2 and B-2 term loans and the revolving line of credit (in the case of tranche B-2 term loans only to the extent of the aggregate principal amount thereof from time to time in excess of $10 million). During the year ended December 31, 2000 and 1999, Jazz Casino incurred annual credit support fees of approximately $1.1 million and $388,000, which were deferred under the terms of the HET/JCC Agreement.

In conjunction with an amendment to our credit agreement, on September 1, 2000, Harrah's Operating Company purchased from our bank lenders approximately $145.5 million of our obligations outstanding at that time to the bank lenders, which amount it had previously guaranteed under the guaranty and loan purchase agreement. Harrah's Operating Company, agreed to provide the funding for the balance of our $25 million revolving line of credit as it was drawn from the banks.

On the Effective Date, this credit facility was cancelled and Senior Notes and new Common Stock were issued in the amount of $55.0 million (face value) and 1.7 million shares, respectively, to the syndicate of lenders and Senior Notes of $21.0 (face value) and 2.5 million shares of common stock to Harrah's Entertainment and its affiliates (see Note 1).

Senior Subordinated Notes and Contingent Notes (Cancelled March 29, 2001)

In connection with the Harrah's Jazz Company plan of reorganization, in 1998 Jazz Casino issued (1) $187.5 million aggregate principal amount of senior subordinated notes with contingent payments maturing in 2009, and (2) senior subordinated contingent notes maturing in 2009 pursuant to indentures, dated as of October 30, 1998, by and among Jazz Casino, as obligor, JCC Holding, JCC Development, Canal Development and Fulton Development, as guarantors, and Norwest Bank Minnesota, National Association, as Trustee. As of December 31, 2000 and March 31, 2001, the outstanding balance amounted to $211.3 million.

Note 6.   Long-Term Debt and Other Financing Agreements (Continued)

The fixed interest rate on the senior subordinated notes with contingent payments was 5.867% per year, increasing over the first three years to a rate of 6.214% in the fourth and fifth years and increasing to 8% after the first five years and was payable semiannually in arrears on each May 15 and November 15, beginning May 15, 1999. Jazz Casino had the option to pay the first six semi-annual payments of fixed interest on its senior subordinated notes with contingent payments in kind rather than in cash; provided, however, that Jazz Casino must pay the first four semi-annual payments of fixed interest in kind if tranche A-1 and/or tranche A-2 term loans were outstanding when such payments were due. Jazz Casino had the option to pay the fifth and sixth semi-annual payments of fixed interest in kind and was required to do so by its credit agreement under certain circumstances. Jazz Casino paid the first four interest payments amounting to $23.8 million on its senior subordinated notes with contingent payments in kind rather than in cash.

As of December 31, 2000, there were no amounts outstanding under the senior subordinated contingent notes or the contingent payments under the senior subordinated notes.

The senior subordinated notes with contingent payments and the senior subordinated contingent notes were secured on an equal and ratable basis by liens on substantially all of the assets of Jazz Casino, JCC Holding, JCC Development, Canal Development and Fulton Development (excluding the amended casino operating contract, funds deposited in the house bank maintained at the Casino and the Gross Gaming Revenue Share Payments (as defined in Note 10)).

On the Effective Date, the senior subordinated notes with contingent payments and the senior subordinated contingent notes were cancelled. The senior subordinated noteholders received Senior Notes and new Common Stock in the amount of $17.9 million (face value) and 4.6 million shares, respectively. The senior subordinated contingent noteholders did not receive any Senior Notes or new Common Stock for the cancellation of this debt (see Note 1).

Convertible Junior Subordinated Debentures (Cancelled March 29, 2001)

On October 30, 1998, Jazz Casino issued to Bankers Trust Company, Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Smith Barney Inc., BT Alex. Brown Incorporated and Bank One, $27,287,500 aggregate principal amount of its convertible junior subordinated debentures due 2010. The convertible junior subordinated debentures were scheduled to mature in May 2010. The convertible junior subordinated debentures bore interest at the rate of 8% per year, payable semi-annually in cash; provided, however, that Jazz Casino had the option of paying the interest on the debentures, in whole or in part, in kind rather than in cash (1) at any time on or prior to October 30, 2003, and (2) at any time thereafter if Jazz Casino did not make contingent payments with respect to the senior subordinated contingent notes on the immediately preceding interest payment date for the senior subordinated contingent notes. Jazz Casino had paid the first four interest payments amounting to $4.7 million in kind. The convertible junior subordinated debentures were unsecured obligations of Jazz Casino. The convertible junior subordinated debentures were convertible at the option of the holders, in whole or in part, at any time after October 1, 2002, into class A common stock or, after the Transition Date (as defined in the agreement), unclassified common stock of JCC Holding at a conversion price of $25.00 per share, subject to dilution and other appropriate adjustments. As of December 31, 2000 and March 29, 2001, the outstanding balance amounted to $32.0 million.

Note 6.   Long-Term Debt and Other Financing Agreements (Continued)

On the Effective Date, the convertible junior subordinated debentures were cancelled. The holders of the convertible junior subordinated debentures did not receive any Senior Notes or new Common Stock for the cancellation of this debt (see Note 1).

Junior Subordinated Credit Facility (Cancelled March 29, 2001)

On October 30, 1998, Jazz Casino entered into a junior subordinated credit facility with Harrah's Entertainment and Harrah's Operating Company whereby Harrah's Operating Company agreed to make available to Jazz Casino up to $22.5 million of subordinated indebtedness to fund project costs to the extent that such costs exceeded amounts available under the term loans (excluding the tranche A-2 and tranche B-2 term loans), the proceeds from the issuance of the convertible junior subordinated debentures and the $15 million equity investment by Harrah's Crescent City Investment Company in JCC Holding on October 30, 1998. As of March 29, 2001, Jazz Casino had drawn $22.5 million under this facility.

The junior subordinated credit facility was unsecured. Amounts owed under the junior subordinated credit facility were due and payable six months following the maturity of the senior subordinated notes with contingent payments. Outstanding principal under the junior subordinated credit facility bore interest at the rate of 8% per year. Interest would be paid in cash and would be added to the outstanding principal amount if certain earnings before interest, income taxes, depreciation, and amortization ("EBITDA") tests were not met for the contingent payment periods or if Jazz Casino paid interest in kind on its senior subordinated notes with contingent payments after September 30, 2000. Jazz Casino paid the first interest payment due on September 30, 2000 amounting to $2.7 million under this facility in kind. As of December 31, 2000 and March 29, 2001, the outstanding balance amounted to $25.2 million.

On the Effective Date the junior subordinated credit facility was cancelled. The holders of the junior subordinated credit facility did not receive any Senior Notes or new Common Stock for the cancellation of this debt (see Note 1).

Completion Loan Agreement (Cancelled March 29, 2001)

On October 30, 1998, Jazz Casino entered into an amended and restated subordinated completion loan agreement with Harrah's Entertainment and Harrah's Operating Company under which any expenditure made by Harrah's Entertainment and Harrah's Operating Company under its completion guarantees, which were not also expenditures under our amended and restated construction lien indemnity agreement with Harrah's Operating Company, were deemed unsecured loans. The loans under the completion loan agreement bore interest at a rate of 8% per annum and were scheduled to mature on April 30, 2010. No fees were payable to Harrah's Entertainment and Harrah's Operating Company in connection with the completion guarantees. As of December 31, 2000 and March 29, 2001, the outstanding balance under the completion loan was $5.1 million.

On the Effective Date, the completion loan agreement was cancelled. The holders of the completion loan agreement did not receive any Senior Notes or new Common Stock for the cancellation of this debt (see Note 1).

Note 6.   Long-Term Debt and Other Financing Agreements (Continued)

Promissory Note (Cancelled March 29, 2001)

On October 26, 1999, JCC Development entered into a promissory note with Harrah's Operating Company that provided for borrowings up to $2 million. Borrowings under this loan accrued interest at 9% per year, and, at JCC Development's option, could be paid in cash or in kind. The entire unpaid balance of principal and interest was scheduled to be due on October 26, 2004. As of December 31, 2000 and March 29, 2001, JCC Development had outstanding borrowings under this note of $1.7 million, and had incurred interest costs of $140,000, which was capitalized in connection with its development activities.

On the Effective Date, the promissory note was cancelled. The holder of this promissory note did not receive any Senior Notes or new Common Stock for the cancellation of this debt (see Note 1).

As of December 31, 2001, maturities of long-term debt (by their original terms) are as follows:

	(In thousands)
2002	$ —
2003	—
2004	—
2005	4,500
2006	6,000
Thereafter	117,103
Unamortized Discount	(21,927)
Total Long-Term Debt	$105,676

Fair Value

The estimated fair values and carrying amounts of long-term debt and due to affiliates are as follows (in thousands):

	2001		2000	
	Fair Value	Fair Value	Carrying Value	Carrying Value
Senior notes due 2008	$95,702	$105,676	$ —	$ —
Senior subordinated notes with contingent payments	—	—	46,182	120,940
Term loans	—	—	72,238	211,500
Convertible junior subordinated debentures	—	—	—	32,025
Junior subordinated credit facility—affiliate	—	—	—	25,167
Completion loan—affiliate	—	—	—	5,127
Promissory note—affiliate	—	—	—	1,653
Long-term due to affiliates	2,050	2,050	—	20,968

The fair value of Jazz Casino's long-term debt and due to affiliates was determined using valuation techniques that considered cash flows discounted at current market rates and management's best estimate for instruments without quoted market prices.

Note 7.   Federal Income Taxes

For the years ended December 31, 2001, 2000, and 1999, the provision (benefit) for income tax is as follows:

	2001	2000	1999
Current income tax benefit	$(24,752)	$(52,769)	$(22,881)
Deferred tax expense	24,752	14,869	22,881
Income tax benefit	$ —	$(37,900)	$ —

For the years ended December 31, 2001, 2000 and 1999 the effective income tax rate differs from the statutory federal income tax rate as follows:

	2001	2000	1999
Statutory federal rate	38.00%	(38.00)%	(38.00)%
State income taxes, net of Federal income tax benefit	—	—	—
Valuation allowance	(44.68)	28.73	38.23
Net operating losses reduction	6.37	—	—
Permanent items	.36	(0.40)	(0.23)
Other	(0.05)	—	—
Effective tax rate	0.00%	(9.67)%	0.00%

Significant components of net deferred tax liabilities as of December 31 consisted of the following:

	2001	2000
	(In thousands)	
Deferred Tax Liabilities:		
Discount on debt	$ (8,332)	$ (34,339)
Capitalized interest	—	(410)
Early extinguishment of debt	(81,110)	—
Original issue discount	—	(1,717)
Total	(89,442)	(36,466)
Deferred Tax Assets:		
Net operating loss	97,061	76,936
Basis difference in fixed assets	78,067	88,288
Basis difference in intangible assets	19,563	22,393
Accrued reserves	2,726	1,354
Contribution carryover	1,111	709
Stock compensation cost	—	85
Work opportunity and welfare-to-work credit	282	226
Self insurance	609	753
Valuation allowance	(109,977)	(154,278)
Total	89,442	36,466
Net deferred tax liability	$ —	$ —

Note 7. Federal Income Taxes (Continued)

At December 31, 2001, we had a valuation allowance to reduce our net deferred taxes to zero. As of December 31, 2000, the valuation allowance was adjusted to reduce our net deferred taxes to zero, resulting in an income tax benefit of $37.9 million. The valuation allowance has been established against the net deferred tax asset as of December 31, 2001 and 2000 due to the uncertainty of sufficient future taxable income.

In connection with our reorganization, we had an ownership change as defined by Internal Revenue Code ("IRC") Section 382. Since the change occurred while under the jurisdiction of the bankruptcy court, the net operating loss limitations of IRC Section 382 do not apply. However, our net operating loss carryforwards must be reduced by certain interest expense previously deducted.

In addition, a deferred tax liability has been recorded in 2001 related to the extraordinary gain on debt extinguishment not recognized for tax purposes. As required for federal income tax purposes, we will reduce our tax attributes in an amount equal to the income not recognized. We, at our option, will reduce our net operating losses or our basis in depreciable property. Such election will be made with our 2001 federal income tax return.

As of December 31, 2001, we had a net operating loss carryforward for both regular tax and alternative minimum tax of $255.4 million that begins to expire in 2018. In addition, we had a charitable contribution carryforward of approximately $2.9 million that expires as follows: $0.2 million in 2004; $1.6 million in 2005; and $1.1 million in 2006.

We have tax credit carryforwards for the Work Opportunity Credit and the Welfare to Work Credit of $179,000 and $103,000, respectively, that begin to expire in 2019. For state income tax purposes, Jazz Casino and JCC Holding have net operating loss carryforwards of $254.6 million and $1.1 million, respectively, that begin to expire in 2013.

Note 8. Related Party Transactions

Management and Administrative Services Agreements

The Casino's operations are managed by Harrah's New Orleans Management Company (the "Manager"), a wholly-owned subsidiary of Harrah's Entertainment, pursuant to the second amended and restated management agreement. Under the terms of the management agreement in effect prior to the Effective Date, the Manager was entitled to receive a management fee having two components. The first component was 3% of annual gross revenues of the Casino. The second component was an incentive based fee that was equal to 7% of certain consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") targets. In addition, the Manager was entitled to receive a travel fee equal to $100,000 per year, subject to adjustment based on changes in the Consumer Price Index and a "marketing contribution," which as of December 31, 2000 was an amount equal to 1.5% of the Casino's net revenues. The Manager had the ability to increase this marketing contribution from time to time to ensure that it generally equaled the fee charged to other participating casinos owned or managed in effect prior to the Effective Date by Harrah's Entertainment's affiliates. Under the terms of the management agreement, the management fee was deferred until such time as Jazz Casino met certain interest payment requirements under its various debt agreements.

Jazz Casino also contracted with Harrah's Operating Company to perform various administrative services pursuant to an administrative services agreement. The administrative service agreement, dated

Note 8.   Related Party Transactions (Continued)

October 30, 1998, was renewable each year. Services to be provided under this agreement included accounting, computer processing, risk management, marketing and administration of certain human resource matters. The fees under the administrative agreement were negotiated annually and were to be paid monthly.

For the years ending December 31, 2001 and 2000, Jazz Casino incurred costs of $8.0 million and $21.9 million, respectively, under the above agreements.

During 2000, Jazz Casino leased certain employees from Harrah's Entertainment or its affiliates for approximately $174,000.

On the Effective Date, all fees under the old management agreement were waived and Jazz Casino entered into the amended management agreement. Under the amended management agreement, the Manager will continue to be responsible for and have authority over, among other things:

- hiring, supervising and establishing labor policies with respect to employees working in the Casino;

- gaming and entertainment policies and operations including security and internal control procedures;

- advertising, marketing and promoting the Casino;

- providing Casino-level accounting and budgeting services;

- maintaining, renovating and improving the Casino;

- performing certain system services generally performed at casinos owned or managed by Harrah's Entertainment or its affiliates; and

- performing certain other functions identified by Jazz Casino and agreed to by the Manager.

In addition, the Manager and Harrah's Operating Company shall continue to provide the administrative services formerly provided by Harrah's Operating Company under the administrative service agreement, which was terminated on the Effective Date, at no additional costs (other than for insurance and risk management services).

Under the amended management agreement on the Effective Date, as consideration for managing the Casino, the Manager is entitled to receive a management fee equal to thirty percent of earnings before interest, taxes, depreciation, amortization, and management fees ("EBITDAM"). Under the amended management agreement, Jazz Casino shall continue to reimburse Harrah's Entertainment for the cost of property level executive salaries and benefits and shall continue to reimburse Harrah's Entertainment for insurance related to the Casino. Neither the Manager or any of its affiliates shall be entitled to receive fees for services formerly provided under the administrative service agreement, which services shall be provided at no additional cost (see Note 1).

Our Manager continues to manage the Casino pursuant to our management agreement, which was amended in connection with our bankruptcy Plan of Reorganization. Under our Amended Management Agreement, we have the right to terminate the management agreement if the Casino fails to achieve earnings before interest, income taxes, depreciation, amortization and management fees, adjusted for certain state and city costs and corporate overhead costs ("Adjusted EBITDAM"), of not less than 85%

Note 8.   Related Party Transactions (Continued)

of the specified target Adjusted EBITDAM for the twelve months ended March 31, 2002, 84% of the specified target Adjusted EBITDAM for the twelve months ended March 31, 2003, and 83% of the specified target Adjusted EBITDAM for the twelve months ended March 31, 2004 and thereafter. The targets of Adjusted EBITDAM for these first three fiscal periods, as specified in the management agreement, are $115.2 million, $127.4 million, and $134.3 million, respectively. For the twelve months ended March 31, 2002, the target Adjusted EBITDAM is 85% of $115.2 million, or $97.9 million. For the nine months ended December 31, 2001, Adjusted EBITDAM was $77.9 million.

For the year ended December 31, 2001, Jazz Casino incurred costs of $4.4 million under the Amended Management Agreement.

HET/JCC Agreement

On October 30, 1998, Jazz Casino entered into the HET/JCC Agreement with Harrah's Entertainment and Harrah's Operating Company, under which Harrah's Entertainment and Harrah's Operating Company had posted an initial payment guaranty for the benefit of the State of Louisiana by and through the Louisiana Gaming Control Board to assure payment of the minimum $100 million annual payment due to the State of Louisiana under Jazz Casino's amended casino operating contract. The amounts funded by Harrah's Entertainment to the Louisiana Gaming Control Board under this agreement took the form of a demand obligation by Jazz Casino to Harrah's Entertainment and first priority liens on our assets.

For the years ending December 31, 2001 and 2000, Jazz Casino incurred minimum payment guaranty fees of approximately $1.5 million and $6.0 million, respectively under the HET/JCC Agreement.

Under the terms of the minimum payment guaranty, on February 29, 2000, upon notice by the Louisiana Gaming Control Board that we had failed to make a daily payment, Harrah's Operating Company, Inc., began making the minimum daily payments of approximately $274,000 due to the Louisiana Gaming Control Board under the terms of our casino operating contract.

Because funding under the minimum payment guaranty would constitute a default under our credit agreement with our bank lenders if our reimbursement obligation to Harrah's Entertainment and Harrah's Operating Company under the HET/JCC agreement exceeded $5 million, at our request, our bank lenders granted us a limited waiver of the default subject to certain conditions. The waiver granted by bank lenders allowed funding under the HET/JCC agreement of up to $40 million. This limit was reached on July 20, 2000, at which time we resumed making the minimum daily payments. On August 31, 2000, the credit agreement was amended to include additional waivers to allow Harrah's Entertainment and Harrah's Operating Company to advance up to an additional $10 million under the HET/JCC agreement, subject to certain limitations, including the requirement that we must first borrow all of the $25 million available under our revolving line of credit before additional amounts could be advanced under the minimum payment guaranty. As of December 31, 2000 and March 29, 2001, Harrah's Entertainment and Harrah's Operating Company had advanced $44.1 million and $45.5 million, respectively, to the Louisiana Gaming Control Board on our behalf under the minimum payment guaranty. The principal balance outstanding bore interest at LIBOR plus 1% (8.00% as of December 31, 2000).

Note 8. Related Party Transactions (Continued)

On the Effective Date, the minimum payment loan along with the guaranty fees and related interest charges were cancelled and Harrah's Entertainment and Harrah's Operating Company received Senior Notes and new Common Stock in the amount of $30.6 million (face value) and approximately 3.1 million shares, respectively. In addition, Jazz Casino entered into the New HET/JCC Agreement pursuant to which Harrah's Entertainment will provide a minimum payment guaranty to the Louisiana Gaming Control Board. Jazz Casino has procured an initial rolling, four-year minimum payment guaranty guaranteeing the minimum payment required to be made to the Louisiana Gaming Control Board under the second and third amendments to the amended and renegotiated casino operating contract, and must provide rolling, three year minimum payment guaranties thereafter. The initial minimum payment guaranty will be provided by Harrah's Entertainment, and will guarantee the following amounts payable to the Louisiana Gaming Control Board:

- $50 million in the period April 1, 2001 to March 31, 2002;

- $60 million in the period April 1, 2002 to March 31, 2003;

- $60 million in the period April 1, 2003 to March 31, 2004; and

- $60 million in the period April 1, 2004 to March 31, 2005.

Harrah's Entertainment and Harrah's Operating Company will receive an annual guaranty fee in the amount of two percent of the total amount at risk at such time under the minimum payment guaranty. The guaranty fees for the period through March 31, 2002 shall be deferred and become payable in four equal installments due on March 31, 2002, March 31, 2003, March 31, 2004, and March 31, 2005, provided that any then unpaid installments of the deferred guaranty fee for the period through March 31, 2002 shall be due and payable in full upon any termination of the amended management agreement. For any periods after March 31, 2002, the guaranty fee is payable in four equal installments on June 30, September 30, December 31 and March 31 of that year. Advances made by Harrah's Entertainment on Jazz Casino's behalf pursuant to the new HET/JCC agreement shall bear interest at the rate specified for loans under the New Revolving Credit Facility (LIBOR plus 3.00% per annum) and shall be secured on a first lien priority basis by substantially all of the Debtors' assets (except the second and third amendments to the amended and renegotiated casino operating agreement, the Casino bankroll and the Gross Revenue Share Payments (as defined in Note 10)).

For the year ended December 31, 2001, Jazz Casino incurred minimum payment guaranty fees of $3.1 million under the new HET/JCC Agreement.

Junior Subordinated Credit Facility

Harrah's Entertainment and Harrah's Operating Company provided Jazz Casino with the $22.5 million junior subordinated credit facility (see Note 6). On the Effective Date, this Junior Subordinated credit facility was cancelled (see Note 1).

Promissory Note

Harrah's Operating Company provided JCC Development with a $2 million promissory note (see Note 6). On the Effective Date, this promissory note was cancelled (see Note 1).

Note 8.   Related Party Transactions (Continued)

Harrah's Entertainment Loan Guarantee

Harrah's Entertainment and Harrah's Operating Company provided a payment guaranty with respect to the Tranche A-2 and B-2 term loans and the revolving line of credit (see Notes 5 and 6). On the Effective Date, this payment guaranty was cancelled (see Note 1).

Amended Completion Loan Agreement

Harrah's Entertainment and Harrah's Operating Company provided Jazz Casino with draws on the available completion loan totaling $5.1 million (see Note 6). On the Effective Date, this completion loan was cancelled (see Note 1).

Equipment Leases

During 1999, Jazz Casino entered into a master lease agreement for approximately 1,900 slot machines with Harrah's Operating Company (see Note 9). On the Effective Date, this master lease was cancelled (see Note 1).

Limited Forbearance Agreement

On February 29, 2000, Jazz Casino entered into a limited forbearance agreement with Harrah's Operating Company and Harrah's New Orleans Management Company, the Manager of our Casino. This agreement was subsequently amended on August 31, 2000. Under this amended forbearance agreement, Harrah's Operating Company and Harrah's New Orleans Management Company each agreed to forbear until April 1, 2001 certain payments under the management agreement, the administrative agreement and the master lease agreement that we owed or which become due prior to April 1, 2001. The amended limited forbearance agreement also waived any penalties or late charges assessed on the deferred payments under these agreements. As of December 31, 2000 and March 29, 2001, pursuant to the amended limited forbearance agreement, we had deferred approximately $18.0 million and $23.9 million, respectively related to the payments and fees payable to Harrah's Operating Company or Harrah's New Orleans Management Company.

On the Effective Date, the limited forbearance agreement was cancelled and Harrah's Operating Company and Harrah's New Orleans Management Company did not receive New Notes or new Common Stock related to this agreement (see Note 1).

Debtor-in-Possession Financing

Prior to filing our bankruptcy petition, we arranged for a debtor-in-possession financing facility provided by Harrah's Entertainment and its affiliates. The principal amounts borrowed under this facility bore interest at LIBOR plus 3.0%. In 2001, we borrowed $6.3 million under this facility, of which $2.1 million was repaid in cash and the remaining balance of principal and related accrued interest was eliminated in accordance with the Plan of Reorganization. (See Note 1).

Note 9.   Leases

We lease real estate, office space, and equipment for use in our business through operating leases. In addition to minimum rentals, certain leases provide for contingent rents based on percentages of

Note 9. Leases (Continued)

revenue. Real estate operating leases range from 12 months to 23 years with options for extensions for up to an additional 20 years. The average remaining term for non-real estate leases ranges from one to five years.

The Casino Site

Jazz Casino entered into an amended and restated ground lease agreement dated October 29, 1998 with the Rivergate Development Corporation, as landlord, and the City of New Orleans, as intervenor, for the site on which the Casino is located. The initial term of the amended and restated ground lease expires on August 28, 2023 and contains three consecutive ten-year renewal options. Under the first amendment to the amended and restated ground lease, entered into in connection with our reorganization, the initial term of the ground lease is for 23 years from March 31, 2001.

Under the terms of the original ground lease, Harrah's Jazz Company was required to make an initial payment of $30 million. The amended and restated ground lease required payments of $736,000 per month until the Casino opened. These monthly payments were capitalized during the construction of the Casino until opening and are being amortized over the life of the amended casino operating contract. Subsequent to October 28, 1999, the minimum lease payment increased to $12.5 million per year. The amended and restated ground lease provides for additional rents based on various percentages of gross gaming and non-gaming revenues. Jazz Casino is also required to make a $2.0 million annual contribution to the Orleans Parish School Board as well as certain additional non-recurring rental payments totaling $2.25 million over the lease term of which $875,000 was paid during the year ended December 31, 1999, and $1.4 million was paid during 2001. The amended and restated ground lease also requires annual payments of approximately $1.25 million contingent upon gross gaming revenues equaling $325 million under the amendment effective as of March 31, 2001. Jazz Casino was required to fund this initial amount on a monthly basis in the first fiscal year of operations. At the end of the first fiscal year of operations, since Jazz Casino's gross gaming revenues were less than $350 million, no additional amounts were required to be paid, and the initial funded amount of $1.25 million, which was funded in 2000 and 1999, will be utilized as a credit in the first fiscal year that gross gaming revenue equals or exceeds $325 million under the amendment effective as of March 31, 2001. Jazz Casino is further obligated to pay contingent rent in the event a dividend is declared or if the Manager is paid a termination fee. Under certain conditions, the Rivergate Development Corporation has a one-time right to receive additional rent based on the net market appreciation of JCC Holdings' Common Stock as computed by a defined formula. Jazz Casino is also required to contribute $1.5 million each year to the City of New Orleans for a joint marketing fund and to make monthly payments to a capital replacement fund. The annual aggregate payments to the capital replacement fund are $3.0 million in the first year of the Casino's operations and increase $1.0 million in year two and three and in each succeeding year the payments are based on 2.0% of gross gaming and non-gaming revenues to be paid 10 days in arrears on a monthly basis. For the years ended December 31, 2001, 2000, and 1999, Jazz Casino has contributed $1.5 million, $1 million and $1 million to the City of New Orleans for the joint marketing fund, respectively. In addition, for the years ended December 31, 2001, 2000 and 1999, Jazz Casino has contributed $4.1 million, $2.8 million and $500,000 in an interest-bearing account to fund the capital replacement reserve. In connection with the development of the second floor of the Casino, Jazz Casino is also required to pay the Rivergate

Note 9.   Leases (Continued)

Development Corporation rent equal to 50% of net operating cash income generated from operations on the second floor of the Casino.

In connection with the reorganization, the City of New Orleans agreed to reduce the payments and other impositions required in connection with our lease with the City by $5 million per year. Each item agreed upon either reduces payments required under the ground lease, or lifts some operating restriction that we believe will result in improved operating performance by providing cost savings other than the lease payments or by providing additional revenue opportunities. Following is a summary of the items agreed upon:

- JCC granted an annual credit of $2.1 million in property tax reduction toward the total reduction, including the property tax reduction achieved in 2001;

- A small lot on the corner of Fulton and Poydras Streets, which was previously conveyed by JCC's predecessors to the City of New Orleans, will be returned to JCC either in fee title, if the law allows, or pursuant to a ninety-nine year lease, independent of the Casino lease;

- A lease amendment that commits the City to support, assist and cooperate with the development of a hotel on the Fulton Street property;

- A City commitment to support, assist and cooperate with our efforts to obtain approvals and permits for all future development. The agreement places time limits on Rivergate Development Corporation review and approval when such is necessary for City permitting;

- JCC gained permission to own and operate two courtesy cars and one courtesy bus. The agreement stipulates that if permits are unreasonably denied, JCC may deduct payments of up to $1 million from the minimum rent payment to the City;

- The language of the amended ground lease was conformed to reflect the recent changes in State law with respect to food services, hotel development and providing complimentary services;

- A number of significant adjustments to the reporting, record keeping and other administrative requirements of the open access program and plans, designed to facilitate participation by minorities, women and disadvantaged persons and business enterprises in developing, constructing and operating the Casino, which will result in cost savings and reduction of exposure for defaults under that plan;

- The City will agree to a reduction in the number of parking spaces required to be dedicated to Casino use provided we demonstrate that they are not needed to meet Casino use. As a result, any spaces freed up by the reduction, up to 700 spaces, may be rented by JCC to third parties under week-day parking contracts, which would provide additional revenue to us; and

- Mutual waivers of any defaults that any parties can allege up to the effective date of the amendments and a requirement of the dismissal of all legal proceedings filed by any parties as a result of the $5 million reduction issue.

Note 9. Leases (Continued)

Slot Leases

In October 1999, Jazz Casino entered into a master lease agreement with Harrah's Operating Company pursuant to which Jazz Casino leased approximately 1,900 slot machines. The terms of the various slot machines leased under the master lease agreement ranged from 3 years to 3.7 years.

On the Effective Date, the master lease agreement was cancelled. Harrah's Operating Company contributed the slot machines under the master lease agreement to us in exchange for receiving new Common Stock of approximately 500,000 shares (see Note 1). The slot machines were recorded at an estimated fair value of $3.6 million.

Future Minimum Rental Commitments

The aggregate contractual future minimum rental commitments, excluding contingent rentals related to the amended and restated ground lease and after the Effective Date of the new amended and restated ground lease as of December 31, 2001, are as follows

	(In thousands)
2002	$ 15,488
2003	$ 13,687
2004	$ 13,453
2005	$ 13,279
2006	$ 13,254
Thereafter	$ 75,050
Total Minimum Lease Payments	$144,211

Scheduled rent increases are amortized on a straight-line basis primarily over the life of the applicable lease. Lease expense for the years ended December 31, 2001, 2000 and 1999 was approximately $22.6 million, $22.5 million and $6.3 million respectively.

Note 10. Commitments and Contingencies

Casino Operating Contract

Pursuant to the original casino operating contract, which commenced on July 15, 1994, the Louisiana Economic Development and Gaming Corporation granted Harrah's Jazz Company the right to conduct gaming operations at the Casino. On October 30, 1998, all of Harrah's Jazz Company's right, title and interest in and to the original casino operating contract revested in Harrah's Jazz Company, and the original casino operating contract was modified by the amended casino operating contract and assigned to Jazz Casino in accordance with applicable Louisiana law and the agreement of the parties thereto. The term of the amended casino operating contract is 20 years, commencing in July 1994, with one automatic ten year renewal option.

Under the original casino operating contract, Harrah's Jazz Company paid the Louisiana Economic Development and Gaming Corporation an initial payment of $125 million in installments as well as certain percentage payments based on the gross gaming revenues from the operations of a temporary casino operated by Harrah's Jazz Company. Under Jazz Casino's original amended casino operating

Note 10.   Commitments and Contingencies (Continued)

contract, during each fiscal year of the Casino's operation, Jazz Casino was required to pay to the State of Louisiana, by and through the Louisiana Gaming Control Board, an amount equal to the greater of (i) $100 million or (ii) the sum of the following percentages of gross gaming revenue from the Casino in a fiscal year (the "Gross Gaming Revenue Share Payments"):

18.5% of gross gaming revenue up to $600 million
20.0% of gross gaming revenue in excess of $600 million up to $700 million
22.0% of gross gaming revenue in excess of $700 million up to $800 million
24.0% of gross gaming revenue in excess of $800 million up to $900 million
25.0% f gross gaming revenue in excess of $900 million

Under the original amended casino operating contract, Jazz Casino was required to advance the Louisiana Gaming Control Board up to $3.5 million to reimburse the Louisiana Gaming Control Board for its actual personnel costs (to include Louisiana Gaming Control Board, the Louisiana State Police and Louisiana Attorney General personnel and contract staff appropriate to the suitability process) that were incurred in connection with the suitability findings necessary for the execution of the amended casino operating contract and the opening of the Casino. Harrah's Jazz Company paid $500,000 of this amount prior to October 30, 1998, and Jazz Casino advanced $3 million of this amount on October 30, 1998. On October 19, 1999, Jazz Casino was notified through an amendment to the amended casino operating contract by the Louisiana Gaming Control Board that the $3.5 million advance discussed above would not be sufficient to pay the suitability costs and that an additional $1.7 million would be required. The amendment provided for the $1.7 million to be deducted from the $4.8 million credit due from the Louisiana Gaming Control Board to Jazz Casino which resulted from an overpayment by Harrah's Jazz Company in 1995. As of December 31, 2001, the remaining credit of $3.1 million is in other long-term assets. Jazz Casino is entitled to offset this credit against daily payments to the Louisiana Gaming Control Board on or after April 1, 2003 subject to certain stipulations under the second and third amendments to the amended and renegotiated casino operating contract as described below.

The original amended casino operating contract obligates Jazz Casino to maintain a capital replacement fund. The capital replacement fund is the same as that required pursuant to Jazz Casino's amended and restated ground lease with the Rivergate Development Corporation and the City of New Orleans and its management agreement with the Manager and is not meant to duplicate the capital replacement fund obligations under those agreements (see Note 9).

Under the original amended casino operating contract, the Casino was prohibited from engaging in certain activities related to food, lodging and retail, which also applies to our operations on the second floor of the Casino. The amended casino operating contract also imposed certain financial stability requirements on Jazz Casino relating to its ability to meet ongoing operating expenses, casino bankroll requirements, projected debt payments and capital maintenance requirements.

Since the Effective Date, Jazz Casino now operates under a third amendment to the amended and renegotiated casino operating contract establishing the minimum payments to the Louisiana Gaming Control Board at the greater of (i) 21.5% of gross gaming revenues from the Casino in the applicable casino operating contract fiscal year or (ii) $50 million for the period from April 1, 2001 to March 31, 2002, and $60 million for each annual period thereafter. In addition, Jazz Casino will pay an override on gross gaming revenues equal to (i) 1.5% of gross gaming revenues in excess of $500 million, up to

Note 10. Commitments and Contingencies (Continued)

$700 million, (ii) 3.5% for gross gaming revenues in excess of $700 million, up to $800 million, (iii) 5.5% for gross gaming revenues in excess of $800 million, up to $900 million, and (iv) 7.5% for gross gaming revenues in excess of $900 million.

Jazz Casino was required to procure an initial rolling, four-year minimum payment guaranty guaranteeing the minimum payments required to be made to the Louisiana Gaming Control Board under the third amendment to the amended and renegotiated casino operating contract, and must provide rolling, three-year minimum payment guaranties thereafter. By March 31 of each year (beginning with March 31, 2003), Jazz Casino must obtain a minimum payment guaranty (or extension thereof) extending the minimum payment guaranty to the third anniversary of such date, so that three years of future payments to the Louisiana Gaming Control Board are guaranteed. Jazz Casino need not procure the guaranty if its gross gaming income exceeds $350 million for two successive years with no defaults by Jazz Casino and certain other financial tests are met.

In addition, certain restrictions previously imposed on food and restaurant facilities and service, lodging or the sale of products not directly related to gaming operations have been modified.

General Development Agreement

The general development agreement entered into with the Rivergate Development Corporation sets forth the obligations of the parties and the procedures to be followed relating to the design, development and construction of the Casino and certain related facilities. Jazz Casino is obligated to reimburse the Rivergate Development Corporation for certain costs incurred during the construction of the Casino and certain of its parking facilities, totaling approximately $280,000. Since 1999, Jazz Casino reimbursed the Rivergate Development Corporation for approximately $248,000 of these costs.

Amended Open Access Program and Plans

The amended open access program and plans require Jazz Casino to form a special purpose corporation to foster new and existing businesses owned and controlled by minorities, women and disadvantaged people. Harrah's Jazz Company was required to capitalize this corporation with $500,000. Jazz Casino will underwrite its operations at a minimum of $250,000 per year for five years. The first $250,000 payment was required to be paid on October 30, 1998 with subsequent annual payments payable quarterly in equal installments of $62,500. Jazz Casino must also contribute an additional $500,000 per year for five years to promote similar public support efforts, in accordance with standards to be established by the Company. The first annual installment was due on October 28, 1999, with the remaining installments to be funded quarterly in equal installments of $125,000. Effective in 2001, the installments are to be funded semi-annually. Jazz Casino is required to deposit these amounts into a separate account and then fund contributions to qualified recipients based upon certain criteria. For the years ended December 31, 2001, 2000 and 1999, Jazz Casino has contributed $750,000, $750,000 and $187,000, respectively related to the amended open access program and plans.

Audubon Institute Agreement

On October 30, 1998, Jazz Casino assumed the obligations related to a ticket purchase agreement with the Audubon Institute whereby Jazz Casino has agreed to purchase tickets from the Audubon Institute for a minimum of $375,000 per year for the first six years of Casino operations. This amount

Note 10.   Commitments and Contingencies (Continued)

is subject to increase based on increasing gross gaming revenue levels achieved by Jazz Casino. For the years ended December 31, 2001, 2000 and 1999, Jazz Casino has contributed $375,000, $375,000 and $125,000, respectively, related to the ticket purchase agreement.

Other Contingencies

We have various commitments to Harrah's Entertainment and its affiliates (see Note 8).

The enactment and implementation of gaming legislation in the State of Louisiana and the development of the Casino, and related facilities have been subject to lawsuits, claims and delays brought about by various parties. In addition, we are involved in a number of legal proceedings and claims arising in the normal course of business. While we cannot predict the outcome of such legislative proceedings and litigation, we do not expect that the final outcome of these matters will materially and adversely affect our results of operations, cash flows, or financial condition.

Following our reduction in the Casino's work force on July 17, 2001, former employees of the Casino filed lawsuits against us in the Civil District Court for the Parish of Orleans, State of Louisiana on August 3, 2001. Since filing, the matter was removed to the United States District Court for the Eastern District of Louisiana. Plaintiffs have filed a Motion to Remand the lawsuit to state court, which is currently pending. The Plaintiffs are seeking damages for being laid off prior to the expiration of the term of alleged employment contracts between our employees and us. We believe that we have strong legal and factual defenses, and intend to vigorously contest the claims. No assurances can be given as to the outcome of such lawsuit, and consequently, we cannot reasonably predict at this time whether the final outcome of these matters will materially and adversely affect our results of operations, cash flows, or financial condition.

Note 11.   Employee Benefit Plans

We have established the following employee and non-employee programs.

Jazz Casino Company 401(k) Plan. On November 27, 1998, we established a defined contribution savings and retirement plan, which among other things, allows pretax and after-tax contributions to be made by employees to the plan. Under the plan, participating employees may elect to contribute up to 16 percent of their eligible earnings, the first six percent of which is fully matched by us. Under the terms of the plan, we may also elect to make an additional discretionary contribution. Amounts contributed to the plan are invested at the participant's direction in a money market fund, a bond fund, two balanced funds, a small capitalization stock fund, a Standard and Poor's 500 Index Fund, or an international stock fund. Participants become vested in the matching contribution over five years of credited service. Our contribution expense for the years ended December 31, 2001, 2000 and 1999 was approximately $1.4 million, $626,000, and $46,000, respectively.

1998 Long-Term Incentive Plan.   On October 29, 1998, the board of directors adopted the JCC Holding 1998 Long-Term Incentive Plan, which received stockholder approval on May 13, 1999. Under the terms of the long-term incentive plan, as amended to apply to the new Common Stock pursuant to our Plan of Reorganization, the following can be awarded to employees, officers, consultants and directors: restricted cash awards, stock options, stock appreciation rights, performance units, restricted stock, dividend equivalents, other stock-based awards or any other right or interest relating to Common

Note 11.   Employee Benefit Plans (Continued)

Stock. JCC Holding has reserved for issuance upon the grant or exercise of the above awards, 750,000 shares of the authorized but unissued shares of Common Stock. During the year ended December 31, 2001, JCC Holding granted options to purchase 175,306 shares of Common Stock under this plan.

During the year ended December 31, 2000, we granted 145,000 shares of restricted class A common stock under the long-term incentive plan. During the year ended December 31, 1999, JCC Holding granted options to purchase an aggregate of 214,835 shares of class A common stock and 24,664 shares of restricted class A common stock under the long-term incentive plan. All the shares covered by these awards were eliminated on the Effective Date.

1999 Non-Employee Director Stock Option Plan.   On March 4, 1999, the board of directors adopted the 1999 Non-Employee Director Stock Option Plan, which received stockholder approval on May 13, 1999. Under the terms of JCC Holding's director stock option plan, options to purchase class A common stock could be awarded to certain non-employee directors of JCC Holding. JCC Holding had reserved for issuance upon the exercise of stock options granted under JCC Holding's director stock option plan an aggregate of 150,000 shares of the authorized but unissued shares of class A common stock. During the year ended December 31, 1999, JCC Holding granted options to purchase an aggregate of 20,000 shares of class A common stock under JCC Holding's director stock option plan. On the Effective Date, the director stock options were cancelled (see Note 1). This plan is no longer in effect.

Stock Option Awards.   A stock option grant under JCC Holding's long-term incentive plan typically vests in equal installments over a four year period and allows the option holder to purchase stock over specified periods of time, generally ten years from the date of grant, at a fixed price equal to the market value at the date of grant. Options granted under JCC Holding's director stock option plan were immediately exercisable.

As of December 31, 2000, there were 208,889 outstanding stock options with exercise prices ranging from $3.50 to $7.56 and weighted average remaining contractual lives of 8.7 years. As of December 31, 2000, there were 158,250 exercisable stock options with a weighted average exercise price of $4.04. The weighted average fair value per share of options granted during 1999 was $5.59. On the Effective Date, these stock options were cancelled (see Note 1).

As of December 31, 2001, there were 175,306 outstanding stock options with exercise prices of $3.20 and weighted average remaining contractual lives of 9.8 years. As of December 31, 2001, there were no exercisable stock options. The weighted average fair value per share of options granted during 2001 was $1.85.

Had compensation cost for the stock options granted in 2001 been determined under SFAS 123, based on the fair market value at the grant dates, the Company's pro forma net income and net income per share for the year ended December 31, 2001 would have been $91.7 million and $7.40, respectively.

The fair value of each option grant is estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions used for those options granted in 2001: expected volatility of 210%, risk-free interest rate of 6.05%, expected lives of 10 years and no dividend yield rate.

Note 11. Employee Benefit Plans

Restricted Stock Awards. Restricted stock awards have full voting and dividend rights during the restricted period; however, the shares are restricted as to transfer and subject to forfeiture during a specified period or periods prior to vesting. The compensation arising from a grant of restricted stock awards is based upon the market price at the grant date. Such expense is deferred and amortized to expense over the vesting period. On the Effective Date, the previously issued restricted stock awards were cancelled (see Note 1).

Deferred Compensation Plans. On November 18, 1999, JCC Holding's board of directors approved two deferred compensation plans under which certain executives and employees could defer a portion of their compensation. Amounts deposited into these plans are our unsecured liabilities and earn interest at rates approved by the compensation committee of the board of directors. The first plan year for each of these plans commenced on January 1, 2000 and the liability related to deferred compensation as of December 31, 2000 was approximately $11,000. On the Effective Date, this plan was not reinstated.

Note 12. Stockholders' Equity

Pursuant to the Harrah's Jazz Company 1998 plan of reorganization, the capital stock of JCC Holding consisted of shares of class A common stock, class B common stock, and unclassified common stock. With certain exceptions, including the election of directors and the right to separate class voting with respect to certain amendments to JCC Holding's Certificate of Incorporation and Bylaws, each share of class A, class B and unclassified common stock had identical rights and privileges, and ranked equally, shared ratably and was identical in every respect and as to all matters, including rights in liquidation, and was entitled to vote upon all matters submitted to a vote of the common stockholders, was entitled to one vote for each share held, and, except as otherwise required by law, the holders of shares of class A, class B and unclassified common stock generally voted together as one class on all matters submitted to a vote of stockholders.

Harrah's Entertainment Warrants. Pursuant to a warrant agreement between JCC Holding and Harrah's Crescent City Investment Company dated October 30, 1998, Harrah's Crescent City Investment Company received warrants entitling it to purchase additional shares of JCC Holding Unclassified Common Stock such that, upon exercise of the warrant in its entirety, Harrah's Entertainment and its subsidiaries, including Harrah's Crescent City Investment Company, would own in the aggregate 50.0% of the then outstanding shares of Unclassified Common Stock, subject to certain adjustments. On the Effective Date, these warrants were eliminated as a result of the Plan of Reorganization.

On the Effective Date, JCC Holding's class A common stock and class B common stock were cancelled. The class A common stockholders and class B common stockholders did not receive any distributions for their respective stock. On the Effective Date, the outstanding new Common Stock of JCC Holding consisted of 12,386,200 shares of new Common Stock. In consideration of, among other things, Harrah's Entertainment's and Harrah's Operating Company's consent to the cancellation and extinguishment of all claims against us arising under the revolving credit facility, the tranche A-2 term loan, the tranche B-2 term loan, the slot lease, the junior subordinated credit facility, the completion loan agreement and the promissory note, it and its affiliates' agreement to waive all claims relating to existing defaults under the management agreement, the administrative services agreement, the

Note 12.   Stockholders' Equity (Continued)

forbearance agreement, the warrant agreement, and any other pre-petition claims against us, and Harrah's Operating Company's agreement to contribute the slot machines to the Company, Harrah's Entertainment received 6,069,238 shares (49%) of the new Common Stock; holders of claims arising under the tranche B-1 term loan of the bank credit facilities received 1,734,068 shares (14%) of the new Common Stock; and holders of claims arising under the senior subordinated notes will receive 4,582,894 shares (37%) of our new Common Stock (see Note 1).

The Board of Directors of JCC Holding Company consists of seven directors. Four of the initial directors were selected by the noteholders committee and Bankers Trust Company, and three of the initial directors were selected by Harrah's Entertainment. The three directors selected by Harrah's Entertainment have one one-year, one two-year and one three-year term, and the four directors elected by the noteholders committee and Bankers Trust Company will initially have one one-year, one two-year and two three-year terms.

Note 13.   Guarantor Financial Information

JCC Holding and all of its other wholly owned subsidiaries (the "Guarantor Subsidiaries") have fully and unconditionally guaranteed on a joint and several basis Jazz Casino's obligations under the Senior Notes described in Note 6. The Guarantor Subsidiaries and Jazz Casino comprise all of the direct and indirect subsidiaries of the Company. All of the assets of JCC Holding's subsidiaries are restricted and may not be transferred to JCC Holding in the form of loans, cash or dividends without the consent of a third party. The following consolidating schedules present condensed financial information on a combined basis as of and for the years ended December 31, 2001, 2000 and 1999:

Note 13.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2001

(In thousands, except per share data)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 36,016	$ 13	$ 5,673	$ —	$ 41,702
Accounts receivable, net of allowance for doubtful accounts	3,414	—	—	—	3,414
Intercompany receivables	1,972	—	—	(1,972)	—
Inventories	639	—	—	—	639
Prepaids and other assets	2,162	—	—	—	2,162
Total current assets	44,203	13	5,673	(1,972)	47,917
Property and Equipment:					
Buildings on leased land	129,027	—	—	—	129,027
Furniture, fixtures and equipment	28,406	—	—	—	28,406
Property held for development	—	—	10,708	—	10,708
Leasehold improvements	284	—	—	—	284
Construction in progress	82	—	227	—	309
Total	157,799	—	10,935	—	168,734
Less—accumulated depreciation	(35,253)	—	—	—	(35,253)
Net property and equipment	122,546	—	10,935	—	133,481
Other Assets:					
Deferred operating contract cost, net of accumulated amortization	24,454	—	—	—	24,454
Lease prepayment, net of accumulated amortization	6,046	—	—	—	6,046
Deferred charges and other, net of accumulated amortization	11,196	—	29	—	11,225
Investment in Subsidiary	—	88,941	—	(88,941)	—
Total other assets	41,696	88,941	29	(88,941)	41,725
Total Assets	$ 208,445	$ 88,954	$16,637	$(90,913)	$ 223,123
Liabilities and Stockholders' Equity (Deficit)					
Current Liabilities:					
Accounts payable—trade	$ 2,196	$ —	$ —	$ —	$ 2,196
Accrued interest	—	—	—	—	—
Accrued expenses	17,200	30	1	—	17,231
Due to affiliates	4,591	—	—	—	4,591
Intercompany payables	—	909	1,063	(1,972)	—
Preconfirmation contingencies	900	—	—	—	900
Other	2,036	—	—	—	2,036
Total current liabilities	26,923	939	1,064	(1,972)	26,954
Long-Term Debt, net of discount	105,676	—	—	—	105,676
Due to affiliates	2,050	—	—	—	2,050
Other long-term liabilities	428	—	—	—	428
Commitments and Contingencies					
Stockholders' Equity (Deficit):					
Common Stock:					
Unclassified common stock (40,000 shares authorized; 12,386 shares issued and outstanding; par value $.01 per share)	—	124	—	—	124
Additional paid-in capital	398,148	413,150	14,866	(413,014)	413,150
Member capital	1	—	—	(1)	—
Retained earnings (accumulated deficit)	(324,781)	(325,259)	707	324,074	(325,259)
Total stockholders' equity (deficit)	73,368	88,015	15,573	(88,941)	88,015
Total Liabilities and Stockholders' Equity (Deficit)	$ 208,445	$ 88,954	$16,637	$(90,913)	$ 223,123

Note 13.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2000
(In thousands, except per share data)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 26,602	$ 14	$ 10	$ —	$ 26,626
Accounts receivable, net of allowance for doubtful accounts	8,017	—	1	(1,746)	6,272
Inventories	685	—	—	—	685
Prepaids and other assets	3,678	—	—	—	3,678
Property available for sale	—	—	4,831	—	4,831
Total current assets	38,982	14	4,842	(1,746)	42,092
Property and Equipment	151,735	—	10,716	—	162,451
Less—accumulated depreciation	(25,561)	—	—	—	(25,561)
Net Property and Equipment	126,174	—	10,716	—	136,890
Other Assets:					
Deferred operating contract costs, net of accumulated amortization	25,536	—	—	—	25,536
Lease prepayment, net of accumulated amortization	6,312	—	—	—	6,312
Deferred charges and other, net of accumulated amortization	10,589	—	42	—	10,631
Total other assets	42,437	—	42	—	42,479
Total Assets	$ 207,593	$ 14	$15,600	$ (1,746)	$ 221,461
Liabilities and Stockholders' Equity (Deficit)					
Current Liabilities:					
Short-term borrowings	$ 23,250	$ —	$ —	$ —	$ 23,250
Accounts payable—trade	845	757	988	(1,746)	844
Accrued interest	7,025	—	—	—	7,025
Accrued expenses	12,270	30	1	—	12,301
Due to affiliate	64,806	—	—	—	64,806
Preconfirmation contingencies	2,212	—	—	—	2,212
Other	1,977	—	—	—	1,977
Total Current Liabilities	112,385	787	989	(1,746)	112,415
Long-term debt	394,759	—	1,653	—	396,412
Due to affiliate	20,943	—	25	—	20,968
Other long-term liabilities	339	—	—	—	339
Investment in Subsidiaries	—	307,900	—	(307,900)	—
Stockholder's Equity (Deficit):					
Class A common stock	—	58	—	—	58
Class B common stock	—	45	—	—	45
Additional paid-in capital	94,926	108,269	13,187	(108,113)	108,269
Accumulated deficit	(415,759)	(417,045)	(254)	416,013	(417,045)
Less: Unearned compensation	—	—	—	—	—
Total stockholder's equity (deficit)	(320,833)	(308,673)	12,933	307,900	(308,673)
Total Liabilities and Stockholders' Equity (Deficit)	$ 207,593	$ 14	$15,600	$ (1,746)	$ 221,461

Note 13.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

(In thousands, except per share data)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:					
Casino	$ 242,950	$ —	$ —	$ —	$ 242,950
Food and beverage	21,673	—	—	—	21,673
Retail, parking and other	10,806	—	10	—	10,816
Less—casino promotional allowances	(36,792)	—	—	—	(36,792)
Total net revenues	238,637	—	10	—	238,647
Operating Expenses:					
Direct:					
Casino	147,077	—	—	—	147,077
Food and beverage	15,791	—	—	—	15,791
Retail, parking and other	3,977	—	—	—	3,977
General and administrative	75,179	151	208	—	75,538
Depreciation and amortization	11,807	—	5	—	11,812
Equity in Subsidiary income	—	(91,937)	—	91,937	—
Total operating expenses	253,831	(91,786)	213	91,937	254,195
Operating Income (Loss)	(15,194)	91,786	(203)	(91,937)	(15,548)
Reorganization Expenses	(101,029)	—	—	—	(101,029)
Preconfirmation Contingencies	1,824	—	—	—	1,824
Other income (expenses):					
Interest expense, net of capitalized interest .	(8,495)	—	—	—	(8,495)
Interest and other income	421	—	1,165	—	1,586
Total other income (expenses)	(8,074)	—	1,165	—	(6,909)
Income (Loss) Before Taxes and Extraordinary Items	(122,473)	91,786	962	(91,937)	(121,662)
Income Tax Benefit	—	—	—	—	—
Income (Loss) Before Extraordinary Item	(122,473)	91,786	962	(91,937)	(121,662)
Extraordinary Gain on Early Extinguishment of Debt	213,448	—	—	—	213,448
Net Income (Loss)	$ 90,975	$ 91,786	$ 962	$(91,937)	$ 91,786

Note 13.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

(In thousands, except per share data)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:					
Casino	$ 245,473	$ —	$ —	$ —	$ 245,473
Food and beverage	20,356	—	—	—	20,356
Retail, parking and other	9,798	—	23	—	9,821
Less—casino promotional allowances	(33,536)	—	—	—	(33,536)
Total net revenues	242,091	—	23	—	242,114
Operating Expenses:					
Direct:					
Casino	196,185	—	—	—	196,185
Food and beverage	16,131	—	—	—	16,131
Retail, parking and other	4,123	—	10	—	4,133
General and administrative	85,951	286	150	—	86,387
Depreciation and amortization	26,334	—	5	—	26,339
Provision for asset impairment	258,674	—	138	—	258,812
Equity in Subsidiary losses	—	353,942	—	(353,942)	—
Total operating expenses	587,398	354,228	303	(353,942)	587,987
Operating Loss	(345,307)	(354,228)	(280)	353,942	(345,873)
Other income (expenses):					
Interest expense, net of capitalized interest	(46,668)	—	—	—	(46,668)
Interest and other income	411	—	2	—	413
Total other income (expenses)	(46,257)	—	2	—	(46,255)
Loss Before Taxes	(391,564)	(354,228)	(278)	353,942	(392,128)
Income Tax Benefit	37,900	—	—	—	37,900
Net Loss	$(353,664)	$(354,228)	$(278)	$ 353,942	$(354,228)

Note 13.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES CONDENSED

CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

(In thousands, except share data)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:					
Casino	$ 38,005	$ —	$—	$ —	$ 38,005
Food and beverage	3,693	—	—	—	3,693
Retail, parking and other	1,796	—	23	—	1,819
Less—casino promotional allowances	(3,260)	—	—	—	(3,260)
Total net revenues	40,234	—	23	—	40,257
Operating Expenses:					
Direct:					
Casino	34,114	—	—	—	34,114
Food and beverage	2,875	—	—	—	2,875
Retail, parking and other	1,200	—	—	—	1,200
General and administrative	15,602	437	7	—	16,046
Depreciation and amortization	5,102	—	5	—	5,107
Pre-opening Expenses	35,160	—	—	—	35,160
Equity in Subsidiary losses	—	58,703	—	(58,703)	—
Total operating expenses	94,053	59,140	12	(58,703)	94,502
Operating Loss	(53,819)	(59,140)	11	58,703	(54,245)
Reorganization Item	1,562	—	—	—	1,562
Other income (expenses):					
Interest expense, net of capitalized interest	(6,869)	—	—	—	(6,869)
Interest and other income	412	—	—	—	412
Total other income (expense)	(6,457)	—	—	—	(6,457)
Income (Loss) Before Taxes	(58,714)	(59,140)	11	58,703	(59,140)
Income Tax Benefit	—	—	—	—	—
Net Loss	$(58,714)	$(59,140)	$11	$ 58,703	$(59,140)

Note 13.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

(In thousands)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Cash Flows From Operating Activities:					
Net income (loss)	$ 90,975	$ 91,786	$ 962	$(91,937)	$ 91,786
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	11,807	—	5	—	11,812
Amortization of note discount	92,008	—	—	—	92,008
Extraordinary gain on early extinguishment of debt	(213,448)	—	—	—	(213,448)
Deferred rent	322	—	—	—	322
Provision for bad debts	2,426	—	—	—	2,426
Write-off of preconfirmation contingencies	(1,824)	—	—	—	(1,824)
Gain on sale of property and equipment	—	—	(1,167)	—	(1,167)
Equity in Subsidiary income	—	(91,937)	—	91,937	—
Changes in operating assets and liabilities:					
Accounts receivable	431	—	—	—	431
Inventories	46	—	—	—	46
Prepaids and other assets	1,516	—	—	—	1,516
Intercompany receivable/payable	(235)	150	85	—	—
Accounts payable—trade	1,352	—	—	—	1,352
Accrued interest	—	—	—	—	—
Accrued expenses	4,930	—	—	—	4,930
Preconfirmation contingencies	(256)	—	—	—	(256)
Due to affiliates	16,591	—	—	—	16,591
Other current liabilities	58	—	—	—	58
Payment of liabilities subject to compromise due to reorganization activities:					
Reorganization costs, excluding amortization of note discount of $90,314	10,715	—	—	—	10,715
Payment of reorganization costs	(9,947)	—	—	—	(9,947)
Net cash flows provided by (used in) operating activities	7,467	(1)	(115)	—	7,351
Cash Flows From Investing Activities:					
Capital expenditures	(2,448)	—	(223)	—	(2,671)
Proceeds from sale of property	—	—	5,998	—	5,998
Increase in deferred charges and other assets	(1,350)	—	3	—	(1,347)
Net cash flows provided by (used in) investing activities	(3,798)	—	5,778	—	1,980
Cash Flows From Financing Activities:					
Proceeds from notes payable—affiliate	5,745	—	—	—	5,745
Net cash flows provided by financing activities	5,745	—	—	—	5,745
Net increase (decrease) in cash and cash equivalents	9,414	(1)	5,663	—	15,076
Cash and cash equivalents, beginning of period	26,602	14	10	—	26,626
Cash and cash equivalents, end of period	$ 36,016	$ 13	$ 5,673	$ —	$ 41,702

Note 13.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000

(In thousands)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Cash Flows From Operating Activities:					
Net loss	$(353,664)	$(354,228)	$(278)	$353,942	$(354,228)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:					
Depreciation and amortization	26,334	—	5	—	26,339
Amortization of note discount	5,369	—	—	—	5,369
Deferred rent	1,624	—	—	—	1,624
Provision for bad debts	1,770	—	—	—	1,770
Provision for asset impairment	258,674	—	138	—	258,812
Deferred income taxes	(37,900)	—	—	—	(37,900)
Equity in Subsidiary losses	—	353,942	—	(353,942)	—
Changes in operating assets and liabilities:					
Accounts receivable	(5,368)	—	21	482	(4,865)
Inventories	(331)	—	—	—	(331)
Prepaids and other assets	(918)	—	—	—	(918)
Accounts payable—trade	(1,075)	296	93	(482)	(1,168)
Accrued interest	19,523	—	—	—	19,523
Accrued expenses	(7,653)	—	1	—	(7,652)
Preconfirmation contingencies	(821)	—	—	—	(821)
Due to affiliates	34,084	—	6	—	34,090
Other current liabilities	(31)	—	—	—	(31)
Net cash flows provided by (used in) operating activities	(60,383)	10	(14)	—	(60,387)
Cash Flows From Investing Activities:					
Capital expenditures	(2,981)	—	(427)	—	(3,408)
Increase in deferred charges and other assets	(1,218)	—	—	—	(1,218)
Net cash flows used in investing activities	(4,199)	—	(427)	—	(4,626)
Cash Flows From Financing Activities:					
Net short-term borrowings	7,400	—	—	—	7,400
Proceeds from notes payable—affiliate	49,103	—	449	—	49,552
Net cash flows provided by financing activities	56,503	—	449	—	56,952
Net increase (decrease) in cash and cash equivalents	(8,079)	10	8	—	(8,061)
Cash and cash equivalents, beginning of period	34,681	4	2	—	34,687
Cash and cash equivalents, end of period	$ 26,602	$ 14	$ 10	$ —	$ 26,626

Note 13. Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1999

(In thousands)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Cash Flows From Operating Activities:					
Net Income (Loss)	$ (58,714)	$(59,140)	$ 11	$ 58,703	$ (59,140)
Adjustments to reconcile net income (loss) to net cash used in operating activities:					
Depreciation and amortization	5,102	—	5	—	5,107
Amortization of note discount	765	—	—	—	765
Amortization of unearned compensation	—	259	—	—	259
Deferred rent	226	—	—	—	226
Write-off of preconfirmation contingencies	(1,562)	—	—	—	(1,562)
Loss on sale of property and equipment	27	—	—	—	27
Equity in Subsidiary losses	—	58,703	—	(58,703)	—
Changes in operation assets and liabilities:					
Accounts receivable	(3,134)	—	—	—	(3,134)
Inventories	(354)	—	—	—	(354)
Prepaids and other assets	(1,062)	—	—	—	(1,062)
Accounts payable—trade	907	462	—	—	1,369
Accrued interest	(5,855)	—	—	—	(5,855)
Accrued expenses	16,616	(280)	—	—	16,336
Preconfirmation contingencies	(2,084)	—	—	—	(2,084)
Due to affiliates	8,224	—	—	—	8,224
Other current liabilities	2,009	—	—	—	2,009
Net cash flows provided by (used in) operating activities	(38,889)	4	16	—	(38,869)
Cash Flows From Investing Activities:					
Capital expenditures	(129,334)	—	(1,218)	—	(130,552)
Proceeds from sale of property	6,042	—	—	—	6,042
Increase in deferred charges and other assets	(8,492)	—	—	—	(8,492)
Net cash flows used in investing activities	(131,784)	—	(1,218)	—	(133,002)
Cash Flows From Financing Activities:					
Net short-term borrowings	15,850	—	—	—	15,850
Proceeds from notes payable—affiliate	—	—	1,204	—	1,204
Proceeds from issuance of long-term debt	163,998	—	—	—	163,998
Net cash flows provided by financing activities	179,848	—	1,204	—	181,052
Net increase (decrease) in cash and cash equivalents	9,175	4	2	—	9,181
Cash and cash equivalents, beginning of period	25,506	—	—	—	25,506
Cash and cash equivalents, end of period	$ 34,681	$ 4	$ 2	$ —	$ 34,687

Note 14. Quarterly Financial Data (Unaudited)

Our operating results for the four quarters of 2001, and 2000 were as follows:

Fiscal 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(In thousands)		
Net revenues	$ 59,011	$ 58,056	$ 59,899	$ 61,681
Operating income (loss)	$ (17,596)	$ (578)	$ 621	$ 2,005
Extraordinary gain	$ 213,448	$ —	$ —	$ —
Loss before extraordinary item	$(118,455)	$ (4,033)	$ (1,874)	$ 2,700
Net income (loss)	$ 94,993	$ (4,033)	$ (1,874)	$ 2,700
Basic net loss per share before extraordinary item	$ (9.56)	$ (0.33)	$ (0.15)	$ 0.22
Basic net income (loss) per share	$ 7.67	$ (0.33)	$ (0.15)	$ 0.22

Fiscal 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(In thousands)		
Net revenues	$ 58,194	$ 58,820	$ 65,225	$ 59,875
Operating income (loss)	$ (24,209)	$ (21,073)	$(19,616)	$(280,975)
Net loss	$ (34,750)	$ (32,125)	$(31,355)	$(255,998)
Basic net (loss) per share	$ (3.44)	$ (3.16)	$ (3.06)	$ (25.13)

The first quarter 2001 included a gain on early extinguishment of debt of $213.4 million and in the fourth quarter preconfirmation contingencies were reduced in the amount of $1.8 million due to changes in estimates. (see Note 1). The fourth quarter 2000 included a $255.9 million impairment charge (see Note 3). The impairment charge recorded in the fourth quarter 2000 created a deferred tax asset available to offset our deferred tax liability. As of December 31, 2000, the valuation allowance was increased to reduce our net deferred taxes to zero resulting in an income tax benefit of $37.9 million (see Note 7).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information relating to the directors of the Company will be set forth under the captions "Proposal 1—Election of Directors—Nominees" and "—Information Regarding Nominees and Continuing Directors" in the Company's Proxy Statement for its 2002 Annual Meeting of Stockholders to be held on April 25, 2002 (the "2002 Proxy Statement"). Such information is incorporated herein by reference. Information relating to the executive officers of the Company is set forth in Part I, Item 4 of this report under the caption "Executive Officers of the Registrant." Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 by directors and executive officers of the Company and beneficial owners of more than 10% of the Company's Common Stock will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2002 Proxy Statement. Such information is incorporated herein by reference. The 2002 Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after December 31, 2001.

Item 11. Executive Compensation.

Information relating to executive compensation will be set forth under the captions "Proposal 1—Election of Directors—Director Compensation," "Executive Compensation" and "Certain Relationships and Related Transactions" in the 2002 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Information regarding ownership of the Company's Common Stock by certain persons will be set forth under the caption "Stock Ownership" in the 2002 Proxy Statement. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

Information required by this item regarding certain relationships and transactions of the Company will be set forth under the caption "Certain Relationships and Related Transactions" in the 2002 Proxy Statement. Such information is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of JCC Holding Company and Subsidiaries are set forth in Item 8 hereof:

Financial Statements of JCC Holding Company and Subsidiaries

Independent Auditors' Report

Consolidated Balance Sheets as of December 31, 2001 and 2000.

Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999.

Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2001, 2000 and 1999.

Notes to Consolidated Financial Statements.

2.   Financial Statement Schedules

All schedules to the consolidated financial statements are omitted as they are not required under the related instructions or are inapplicable, or because the required information is included in the consolidated financial statements or related notes thereto.

3.   Exhibits

The following exhibits either (i) are filed herewith or (ii) have previously been filed with the Securities and Exchange Commission and are incorporated herein by reference to such prior filings. Previously filed registration statements and reports which are incorporated herein by reference are identified in the column captioned "SEC Document Reference." The Company will furnish any exhibit upon request to L. Camille Fowler, Vice President—Finance, Treasurer and Secretary of the Company, One Canal Place, 365 Canal Street, Suite 900, New Orleans, Louisiana 70130. There is a charge of $.50 per page to cover expenses of copying and mailing.

Exhibit No.	Description	SEC Document Reference
2.01	Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code as of February 8, 2001	Exhibit 2.2 to JCC Holding Company's Current Report on Form 8-K dated March 29, 2001
3.01	Second Amended and Restated Certificate of Incorporation	Exhibit 3.01 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
3.02	Third Amended and Restated Bylaws	Exhibit 3.02 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.01	Indenture by and between Jazz Casino, as Issuer, JCC Holding Company, JCC Canal Development, L.L.C., JCC Fulton Development, L.L.C., and JCC Development Company, L.L.C., as Guarantors, and Wells Fargo, as Trustee dated as of Effective Date relating to aggregate principal amount of $124,520,000 Senior Notes, including attachments	Exhibit 4.01 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.02	Registration Rights Agreement (Common Stock), dated as of March 29, 2001, among JCC Holding Company, Inc., and each Holder of the New Common Stock	Exhibit 4.02 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000

Exhibit No.	Description	SEC Document Reference
4.03	Registration Rights Agreement (Senior Notes), dated as of March 29, 2001, among Jazz Casino Company, L.L.C., JCC Holding Company, Inc., JCC Canal Development, L.L.C., JCC Fulton Development, L.L.C., and each Holder of the Senior Notes	Exhibit 4.03 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.04	Manager Subordination Agreement (Noteholders)	Exhibit 4.04 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.05	Intercreditor Agreement, dated as of March 29, 2001, among Harrah's Entertainment, Inc., and Harrah's Operating Company, Inc., as the minimum payment guarantors, and, together with Harrah's New Orleans Management Company, Inc. as the revolving lenders, Wells Fargo, as trustee, for the holders from time to time of the Senior Notes, and the Bank of New York, as Collateral Agent	Exhibit 4.05 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.06	Revolving Credit Agreement among Jazz Casino Company, L.L.C., as borrower; JCC Holding Company, Inc., JCC Canal Development L.L.C., JCC Fulton Development, L.L.C. and JCC Development, L.L.C., as guarantors; and Harrah's Entertainment, Inc., a Delaware corporation, Harrah's Operating Company, Inc., a Delaware corporation, and Harrah's New Orleans Management Company, a Nevada corporation, as lenders	Exhibit 4.06 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.07	Pledge Agreement, dated as of March 29, 2001, among Harrah's Entertainment, Inc., and Harrah's Operating Company, Inc., as the minimum payment guarantors, and, together with Harrah's New Orleans Management Company, Inc. as the revolving lenders, Wells Fargo, as trustee, for the holders from time to time of the Senior Notes, and the Bank of New York, as Collateral Agent	Exhibit 4.07 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000

Exhibit No.	Description	SEC Document Reference
4.08	Security Agreement, dated as of March 29, 2001, among JCC Holding Company, Jazz Casino Company, L.L.C., and certain of their subsidiaries, as assignors, Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc., as the minimum payment guarantors, and, together with Harrah's New Orleans Management Company, Inc. as the revolving lenders, Wells Fargo, as trustee, for the holders from time to time of the Senior Notes, and the Bank of New York, as Collateral Agent	Exhibit 4.08 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.01	Amended and Restated Lease Agreement among Rivergate Development corporation, as Landlord, and Jazz Casino Company, L.L.C., as Tenant, and the City of New Orleans, as Intervenor, dated October 29, 1998	1-12095 Exhibit 10.01 to Pre-Effective Amendment No. 2 to JCC Holding Company's Registration Statement on Form 10
10.02	First Amendment to Amended and Restated Lease Agreement by and between Rivergate Development corporation and Jazz Casino regarding Canal Street Casino Property dated as of March 29, 2001	Exhibit 10.01 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.03*	Second Amendment to Amended and Restated Lease Agreement by and between Rivergate Development Corporation and Jazz Casino regarding Canal Street Casino Property dated as of February 7, 2002	
10.04	Amended and Renegotiated Casino Operating Contract among the State of Louisiana by and through the Louisiana Gaming Control Board, Harrah's Jazz Company, Jazz Casino Company, L.L.C., and Harrah's New Orleans Management Company and JCC Holding Company, as Intervenors effective as of October 30, 1998	1-12095 Exhibit 10.05 to Pre-Effective Amendment No. 2 to JCC Holding Company's Registration Statement on Form 10
10.05	Second Amendment to Amended and Renegotiated Casino Operating Contract between Jazz Casino Company, L.L.C. and the State of Louisiana	Exhibit 10.02 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.06	Third Amendment to Amended and Renegotiated Casino Operating Contract between Jazz Casino Company, L.L.C. and the State of Louisiana dated as of March 29, 2001	Exhibit 10.03 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000

Exhibit No.	Description	SEC Document Reference
10.07	Third Amended and Restated Management Agreement between Jazz Casino and Harrah's Management Company dated as of March 29, 2001	Exhibit 10.04 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.08	Amended and Restated HET/JCC Agreement among Jazz Casino Company, L.L.C., Harrah's Entertainment, Inc., Harrah's Operating Company, Inc., and JCC Holding Company, Inc. regarding Minimum Payment Guaranty, dated as of March 29, 2001	Exhibit 10.05 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.09	Second Floor Non-Gaming Sublease Between Jazz Casino Company, L.L.C., as Sublessor, and JCC Development Company, L.L.C., as Sublessee, dated October 29, 1998	1-12095 Exhibit 10.07 to Pre-Effective Amendment No. 2 to JCC Holding Company's Registration Statement on Form 10
10.10*	First Amendment to Second Floor Non-Gaming Sublease Between Jazz Casino Company, L.L.C., as Sublessor, and JCC Development Company, L.L.C., as Sublessee, dated February 7, 2002	
10.11	Amended and Restated Open Access Plans of Jazz Casino Company, L.L.C., submitted to the council of the City of New Orleans on October 29, 1998	1-12095 Exhibit 10.37 to Pre-Effective Amendment No. 2 to JCC Holding Company's Registration Statement on Form 10
10.12*	First Amendment to Amended and Restated Open Access Plans of Jazz Casino Company, L.L.C., entered into on February 7, 2002	
10.13	Open Access Program	1-12095 Exhibit 10.38 to JCC Holding Company's Annual Report on Form 10-K for the Year Ended December 31, 1998
10.14*	First Amendment to Open Access Program, entered into on February 7, 2002	
10.15	Employment Agreement, dated as of May 6, 1999, by and between JCC Holding Company and Frederick W. Burfurd	Exhibit 10.40 to JCC Holding Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1998
10.16*	Separation Agreement and General Release, dated as of July 19, 2001, by and between JCC Holding Company and Frederick W. Burford	
10.17	Employment Agreement, dated as of August 25, 1999, by and between JCC Holding Company and L. Camille Fowler	Exhibit 10.41 to JCC Holding Company's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1999
10.18	Sublease Agreement by and between Jazz Casino Company, L.L.C. and Sullivan Transfer Co.	Exhibit 10.13 to JCC Holding Company's Annual Report on Form 10-K for the Year Ended December 31, 2000

Exhibit No.	Description	SEC Document Reference
10.19	Act of Mortgage and Collateral Assignment by Jazz Casino Company, L.L.C.	Exhibit 10.13 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.20	Act of Mortgage and Collateral Assignment by JCC Canal Development, L.L.C.	Exhibit 10.14 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.21	Act of Mortgage and Collateral Assignment by JCC Fulton Development, L.L.C.	Exhibit 10.15 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.22	Act of Mortgage and Collateral Assignment by JCC Development Company	Exhibit 10.16 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.23	Four Year Unconditional Minimum Payment Guaranty Agreement from Harrah' Entertainment, Inc. and Harrah's Operating Company, Inc., in favor of the State of Louisiana, dated as of March 29, 2001	Exhibit 10.17 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.24	JCC Holding Company 1998 Long-Term Incentive Plan	1-2095 Exhibit 10.20 to JCC Holding Company's Annual Report on Form 10-K for the Year Ended December 31, 1998
10.25*	Form of Amendment Number One to the JCC Holding Company 1998 Long-Term Incentive Plan, effective as of May 1, 2000	
10.26*	Form of Amendment Number Two to the JCC Holding Company 1998 Long-Term Incentive Plan, effective as of March 29, 2001	
10.27*	Agreement to Purchase and Sell, dated as of June 15, 2001, by and between JCC Canal Development, L.L.C., a Louisiana limited liability company, and 3CP Associates, L.L.C., a Louisiana liability company	
21.27	List of subsidiaries of JCC Holding Company	Exhibit 21.01 to JCC Holding Company's Annual Report on Form 10-K for the Year Ended December 31, 2000
23.1*	Consent of Deloitte & Touche LLP, Independent Public Accountants, dated March 12, 2002	

---

* Filed herewith

(b) Reports on Form 8-K

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2002.

JCC HOLDING COMPANY

By: /s/ PAUL DEBBAN
        Paul Debban
        President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ PAUL DEBBAN Paul Debban Date: March 14, 2002	President Director (principal executive officer)
/s/ PHILIP G. SATRE Philip G. Satre Date: March 14, 2002	Director
/s/ PRESTON SMART Preston Smart Date: March 14, 2002	Director
Anthony Sanfilippo Date:	Director
/s/ RUDY J. CERONE Rudy J. Cerone Date: March 14, 2002	Director
/s/ EDDIE N. WILLIAMS Eddie N. Williams Date: March 14, 2002	Director
/s/ CHRIS LOWDEN Chris Lowden Date: March 14, 2002	Director
/s/ L. CAMILLE FOWLER L. Camille Fowler Date: March 14, 2002	Vice President—Finance, Treasurer and Secretary (principal financial and accounting officer)

Exhibit Number	Description	SEC Document Reference
2.01	Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code as of February 8, 2001	Exhibit 2.2 to JCC Holding Company's Current Report on Form 8-K dated March 29, 2001
3.01	Second Amended and Restated Certificate of Incorporation	Exhibit 3.01 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
3.02	Third Amended and Restated Bylaws	Exhibit 3.02 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.01	Indenture by and between Jazz Casino, as Issuer, JCC Holding Company, JCC Canal Development, L.L.C., JCC Fulton Development, L.L.C., and JCC Development Company, L.L.C., as Guarantors, and Wells Fargo, as Trustee dated as of Effective Date relating to aggregate principal amount of $124,520,000 Senior Notes, including attachments	Exhibit 4.01 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.02	Registration Rights Agreement (Common Stock), dated as of March 29, 2001, among JCC Holding Company, Inc., and each Holder of the New Common Stock	Exhibit 4.02 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.03	Registration Rights Agreement (Senior Notes), dated as of March 29, 2001, among Jazz Casino Company, L.L.C., JCC Holding Company, Inc., JCC Canal Development, L.L.C., JCC Fulton Development, L.L.C., and each Holder of the Senior Notes	Exhibit 4.03 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.04	Manager Subordination Agreement (Noteholders)	Exhibit 4.04 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.05	Intercreditor Agreement, dated as of March 29, 2001, among Harrah's Entertainment, Inc., and Harrah's Operating Company, Inc., as the minimum payment guarantors, and, together with Harrah's New Orleans Management Company, Inc. as the revolving lenders, Wells Fargo, as trustee, for the holders from time to time of the Senior Notes, and the Bank of New York, as Collateral Agent	Exhibit 4.05 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000

Exhibit Number	Description	SEC Document Reference
4.06	Revolving Credit Agreement among Jazz Casino Company, L.L.C., as borrower; JCC Holding Company, Inc., JCC Canal Development L.L.C., JCC Fulton Development, L.L.C. and JCC Development, L.L.C., as guarantors; and Harrah's Entertainment, Inc., a Delaware corporation, Harrah's Operating Company, Inc., a Delaware corporation, and Harrah's New Orleans Management Company, a Nevada corporation, as lenders	Exhibit 4.06 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.07	Pledge Agreement, dated as of March 29, 2001, among Harrah's Entertainment, Inc., and Harrah's Operating Company, Inc., as the minimum payment guarantors, and, together with Harrah's New Orleans Management Company, Inc. as the revolving lenders, Wells Fargo, as trustee, for the holders from time to time of the Senior Notes, and the Bank of New York, as Collateral Agent	Exhibit 4.07 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
4.08	Security Agreement, dated as of March 29, 2001, among JCC Holding Company, Jazz Casino Company, L.L.C., and certain of their subsidiaries, as assignors, Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc., as the minimum payment guarantors, and, together with Harrah's New Orleans Management Company, Inc. as the revolving lenders, Wells Fargo, as trustee, for the holders from time to time of the Senior Notes, and the Bank of New York, as Collateral Agent	Exhibit 4.08 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.01	Amended and Restated Lease Agreement among Rivergate Development corporation, as Landlord, and Jazz Casino Company, L.L.C., as Tenant, and the City of New Orleans, as Intervenor, dated October 29, 1998	1-12095 Exhibit 10.01 to Pre-Effective Amendment No. 2 to JCC Holding Company's Registration Statement on Form 10
10.02	First Amendment to Amended and Restated Lease Agreement by and between Rivergate Development corporation and Jazz Casino regarding Canal Street Casino Property dated as of March 29, 2001	Exhibit 10.01 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000

Exhibit Number	Description	SEC Document Reference
10.03*	Second Amendment to Amended and Restated Lease Agreement by and between Rivergate Development Corporation and Jazz Casino regarding Canal Street Casino Property dated as of February 7, 2002	
10.04	Amended and Renegotiated Casino Operating Contract among the State of Louisiana by and through the Louisiana Gaming Control Board, Harrah's Jazz Company, Jazz Casino Company, L.L.C., and Harrah's New Orleans Management Company and JCC Holding Company, as Intervenors effective as of October 30, 1998	1-12095 Exhibit 10.05 to Pre-Effective Amendment No. 2 to JCC Holding Company's Registration Statement on Form 10
10.05	Second Amendment to Amended and Renegotiated Casino Operating Contract between Jazz Casino Company, L.L.C. and the State of Louisiana	Exhibit 10.02 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.06	Third Amendment to Amended and Renegotiated Casino Operating Contract between Jazz Casino Company, L.L.C. and the State of Louisiana dated as of March 29, 2001	Exhibit 10.03 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.07	Third Amended and Restated Management Agreement between Jazz Casino and Harrah's Management Company dated as of March 29, 2001	Exhibit 10.04 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.08	Amended and Restated HET/JCC Agreement among Jazz Casino Company, L.L.C., Harrah's Entertainment, Inc., Harrah's Operating Company, Inc., and JCC Holding Company, Inc. regarding Minimum Payment Guaranty, dated as of March 29, 2001	Exhibit 10.05 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.09	Second Floor Non-Gaming Sublease Between Jazz Casino Company, L.L.C., as Sublessor, and JCC Development Company, L.L.C., as Sublessee, dated October 29, 1998	1-12095 Exhibit 10.07 to Pre-Effective Amendment No. 2 to JCC Holding Company's Registration Statement on Form 10
10.10*	First Amendment to Second Floor Non-Gaming Sublease Between Jazz Casino Company, L.L.C., as Sublessor, and JCC Development Company, L.L.C., as Sublessee, dated February 7, 2002	
10.11	Amended and Restated Open Access Plans of Jazz Casino Company, L.L.C., submitted to the council of the City of New Orleans on October 29, 1998	1-12095 Exhibit 10.37 to Pre-Effective Amendment No. 2 to JCC Holding Company's Registration Statement on Form 10

Exhibit Number	Description	SEC Document Reference
10.12*	First Amendment to Amended and Restated Open Access Plans of Jazz Casino Company, L.L.C., entered into on February 7, 2002	
10.13	Open Access Program	1-12095 Exhibit 10.38 to JCC Holding Company's Annual Report on Form 10-K for the Year Ended December 31, 1998
10.14*	First Amendment to Open Access Program, entered into on February 7, 2002	
10.15	Employment Agreement, dated as of May 6, 1999, by and between JCC Holding Company and Frederick W. Burfurd	Exhibit 10.40 to JCC Holding Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1998
10.16*	Separation Agreement and General Release, dated as of July 19, 2001, by and between JCC Holding Company and Frederick W. Burford	
10.17	Employment Agreement, dated as of August 25, 1999, by and between JCC Holding Company and L. Camille Fowler	Exhibit 10.41 to JCC Holding Company's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1999
10.18	Sublease Agreement by and between Jazz Casino Company, L.L.C. and Sullivan Transfer Co.	Exhibit 10.13 to JCC Holding Company's Annual Report on Form 10-K for the Year Ended December 31, 2000
10.19	Act of Mortgage and Collateral Assignment by Jazz Casino Company, L.L.C.	Exhibit 10.13 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.20	Act of Mortgage and Collateral Assignment by JCC Canal Development, L.L.C.	Exhibit 10.14 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.21	Act of Mortgage and Collateral Assignment by JCC Fulton Development, L.L.C.	Exhibit 10.15 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.22	Act of Mortgage and Collateral Assignment by JCC Development Company	Exhibit 10.16 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.23	Four Year Unconditional Minimum Payment Guaranty Agreement from Harrah' Entertainment, Inc. and Harrah's Operating Company, Inc., in favor of the State of Louisiana, dated as of March 29, 2001	Exhibit 10.17 to JCC Holding Company's Annual Report on Form 10-K/A for the Year Ended December 31, 2000
10.24	JCC Holding Company 1998 Long-Term Incentive Plan	1-2095 Exhibit 10.20 to JCC Holding Company's Annual Report on Form 10-K for the Year Ended December 31, 1998

Exhibit Number	Description	SEC Document Reference
10.25*	Form of Amendment Number One to the JCC Holding Company 1998 Long-Term Incentive Plan, effective as of May 1, 2000	
10.26*	Form of Amendment Number Two to the JCC Holding Company 1998 Long-Term Incentive Plan, effective as of March 29, 2001	
10.27*	Agreement to Purchase and Sell, dated as of June 15, 2001, by and between JCC Canal Development, L.L.C., a Louisiana limited liability company, and 3CP Associates, L.L.C., a Louisiana liability company	
21.27	List of subsidiaries of JCC Holding Company	Exhibit 21.01 to JCC Holding Company's Annual Report on Form 10-K for the Year Ended December 31, 2000
23.1*	Consent of Deloitte & Touche LLP, Independent Public Accountants, dated March 12, 2002	

---

* Filed herewith

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2002

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ——————— to ———————

Commission File Number 0-33007

JCC HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**62-1650470**
(State or other jurisdiction	(IRS employer
of incorporation)	identification number)

One Canal Place
365 Canal Street, Suite 900
New Orleans, Louisiana, 70130
(Address of principal executive offices)

Registrant's telephone number **(504) 533-6000**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

Indicate the number of shares outstanding of the issuer's common stock, as of the latest practicable date.

The number of shares of the registrant's common stock outstanding at August 9, 2002 was 12,388,050.

JCC HOLDING COMPANY AND SUBSIDIARIES
JUNE 30, 2002

INDEX

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including in particular the statements about (1) our plans, objectives, expectations and prospects, (2) the development of non-gaming entertainment space on the second floor of the casino in New Orleans, Louisiana and plans for various adjacent properties and (3) the development and implementation of a plan for expanded buffet and dining facilities and other amenities for our patrons to the extent now permitted by applicable restrictions. In particular, such statements appear under the heading "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions identify forward-looking statements. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by such forward-looking statements are reasonable, such statements involve uncertainties and risks, and we cannot assure you that such plans, objectives, expectations and prospects will be achieved. Important factors that could cause actual results to differ materially from the results anticipated by the forward-looking statements include such matters as:

- Potential delays in closing any merger transaction due to regulatory or other matters;

- our ability to achieve sufficient revenues under our Plan of Reorganization to meet our reduced but continuing obligations to the State of Louisiana, the City of New Orleans and our various other creditors, including, in particular, our minimum required annual payment to the State of Louisiana in the amount of the greater of (i) $60 million beginning April 1, 2002 and continuing for each casino operating contract fiscal year thereafter during the term of the casino operating contract or (ii) the sum of a sliding scale of gross gaming revenues that begins at 21.5% for gross gaming revenues up to $500 million and escalates to a high of 29% for revenues in excess of $900 million;

- our ability to compete successfully with riverboat gaming operations in our market area which are now permitted to remain dockside without the requirement of periodically traveling offshore; and

- our ability to develop a sufficiently effective marketing plan to succeed in operating in a weakened national economy, a weakened convention and leisure travel market and an increasingly competitive local and regional gaming marketplace in which we also compete with other entertainment alternatives.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
JUNE 30, 2002 AND DECEMBER 31, 2001

(Unaudited)

(In thousands, except per share data)

	June 30, 2002	December 31, 2001
Assets		
Current Assets:		
Cash and cash equivalents (includes restricted cash of $4,597 and $3,253, respectively)	$ 55,911	$ 41,702
Accounts receivable, net of allowance for doubtful accounts of $4,768 and $4,022, respectively	3,345	3,414
Inventories	534	639
Prepaids and other assets	4,290	2,162
Property available for sale	6,500	—
Total current assets	70,580	47,917
Property and Equipment:		
Buildings on leased land	129,027	129,027
Furniture, fixtures and equipment	29,095	28,406
Property held for development	1,519	10,708
Leasehold improvements	284	284
Construction in progress	595	309
Total	160,520	168,734
Less—accumulated depreciation	(40,185)	(35,253)
Net property and equipment	120,335	133,481
Other Assets:		
Deferred operating contract cost, net of accumulated amortization of $4,893 and $4,351, respectively	23,912	24,454
Lease prepayment, net of accumulated amortization of $1,217 and $1,082, respectively	5,911	6,046
Deferred charges and other, net of accumulated amortization of $2,707 and $2,320, respectively	10,830	11,225
Total other assets	40,653	41,725
Total Assets	$ 231,568	$ 223,123
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable—trade	$ 999	$ 2,196
Accrued interest	1,534	—
Accrued expenses	14,664	17,231
Due to affiliates	6,820	4,591
Preconfirmation contingencies	887	900
Other	2,935	2,036
Total current liabilities	27,839	26,954
Long-term debt, net of discount (including debt to affiliates of $83,102 and $43,824, respectively)	107,674	105,676
Due to affiliates	2,050	2,050
Other long-term liabilities	404	428
Commitments and Contingencies		
Stockholders' Equity:		
Common Stock:		
Common Stock (40,000 shares authorized; 12,386 shares issued and outstanding; par value $.01 per share)	124	124
Additional paid-in capital	413,395	413,150
Accumulated deficit	(319,918)	(325,259)
Total stockholders' equity	93,601	88,015
Total Liabilities and Stockholders' Equity	$ 231,568	$ 223,123

See Notes to Unaudited Condensed Consolidated Financial Statements.

JCC HOLDING COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited)
(In thousands, except share data)

	Three Months Ended		Six Months Ended	
	2002	2001	2002	2001
Revenues:				
Casino	$ 68,039	$ 60,095	$ 138,291	$ 121,455
Food and beverage	6,317	5,098	12,497	10,361
Retail, parking and other	3,032	2,845	6,070	5,598
Less—casino promotional allowances	(9,309)	(9,982)	(18,133)	(20,346)
Total net revenues	68,079	58,056	138,725	117,068
Operating Expenses:				
Direct:				
Casino	32,430	31,758	66,674	79,839
Food and beverage	4,025	3,819	8,076	7,668
Retail, parking and other	1,308	870	2,816	2,127
General and administrative	22,730	19,065	42,915	39,955
Depreciation and amortization	3,072	3,122	6,115	5,653
Provision for asset impairment	—	—	2,689	—
Total operating expenses	63,565	58,634	129,285	135,242
Operating Income (Loss)	4,514	(578)	9,440	(18,174)
Reorganization Expenses	—	(600)	—	(101,029)
Other Income (Expense):				
Interest expense, net of capitalized interest	(2,200)	(2,930)	(4,320)	(3,551)
Interest and other income	129	75	221	266
Total other income (expense)	(2,071)	(2,855)	(4,099)	(3,285)
Income (Loss) Before Extraordinary Item	2,443	(4,033)	5,341	(122,488)
Extraordinary Gain on Early Extinguishment of Debt	—	—	—	213,448
Net Income (Loss)	$ 2,443	$ (4,033)	$ 5,341	$ 90,960
Basic Per Share Data:				
Income (Loss) Before Extraordinary Item	$ 0.20	$ (0.33)	$ 0.43	$ (9.89)
Extraordinary Gain on Early Extinguishment of Debt	—	—	—	$ 17.23
Basic Net Income (Loss)	$ 0.20	$ (0.33)	$ 0.43	$ 7.34
Diluted Per Share Data:				
Income (Loss) Before Extraordinary Item	$ 0.19	$ (0.33)	$ 0.42	$ (9.89)
Extraordinary Gain on Early Extinguishment of Debt	—	—	—	$ 17.23
Basic Net Income (Loss)	$ 0.19	$ (0.33)	$ 0.42	$ 7.34
Weighted Average Shares Outstanding	12,386,200	12,386,200	12,386,200	12,386,200
Dilutive Effect of Stock Options	420,274	—	233,147	—
Weighted Average Common and Common Equivalent Shares Outstanding	12,806,474	12,386,200	12,619,347	12,386,200

See Notes to Unaudited Condensed Consolidated Financial Statements.

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

(In thousands)

	2002	2001
Cash Flows From Operating Activities:		
Net income	$ 5,341	$ 90,960
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	6,115	5,653
Amortization of note discount	1,246	90,884
Deferred rent	(24)	292
Provision for bad debts	1,003	1,057
Provision for asset impairment	2,689	—
Amortization of unearned compensation	245	—
Extraordinary gain on early extinguishment of debt	—	(213,448)
Changes in operating assets and liabilities:		
Accounts receivable	(934)	1,788
Inventories	105	36
Prepaids and other assets	(2,128)	184
Accounts payable—trade	(1,197)	1,123
Accrued interest	2,285	—
Accrued expenses	(2,567)	2,960
Preconfirmation contingencies	(13)	(21)
Due to affiliates	2,229	12,918
Other current liabilities	899	(325)
Payment of liabilities subject to compromise due to reorganization activities:		
Reorganization costs, excluding amortization of note discount of $90,314 in 2001	—	10,715
Payment of reorganization costs	—	(8,926)
Net cash flows provided by (used in) operating activities	15,294	(4,150)
Cash Flows From Investing Activities:		
Capital expenditures	(1,085)	(643)
Change in deferred charges and other assets	—	(264)
Net cash flows used in investing activities	(1,085)	(907)
Cash Flows From Financing Activities:		
Net short-term borrowings—affiliate	—	—
Net proceeds from notes payable—affiliate	—	5,745
Net cash flows provided by financing activities	—	5,745
Net increase in cash and cash equivalents	14,209	688
Cash and cash equivalents, beginning of period	41,702	26,626
Cash and cash equivalents, end of period	$55,911	$ 27,314
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$ 744	$ 1,476
Noncash investing and financing activities:		
Increase in long-term debt for payment-in-kind interest payments	$ 751	$ 1,191

See Notes to Unaudited Condensed Consolidated Financial Statements.

JCC HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1.   Organization, Basis of Presentation and Bankruptcy in January 2001

Defined terms used herein that are not specifically defined in this report have the meanings given to them in our Annual Report on Form 10-K filed previously with the Securities and Exchange Commission.

Organization.   JCC Holding Company was incorporated under Delaware law on August 20, 1996. We are a casino and entertainment development company, and conduct business through our wholly-owned subsidiaries, Jazz Casino Company, L.L.C., JCC Development Company, L.L.C., JCC Canal Development, L.L.C., and JCC Fulton Development, L.L.C., all Louisiana limited liability companies. We began business operations in October 1998, when we assumed the business operations formerly owned by Harrah's Jazz Company, a general partnership, and its subsidiary, Harrah's Jazz Finance Corp., which filed for relief under the United States Bankruptcy Code on November 22, 1995. Except as otherwise noted, for purposes of this report, references to the words "we", "us", and "our" refer to JCC Holding Company together with each of our subsidiaries.

Our purpose is to operate an exclusive land-based casino entertainment facility (the "Casino") in New Orleans, Louisiana. Our Casino commenced operations on October 28, 1999. We also plan to develop approximately 130,000 square feet of multipurpose non-gaming entertainment space on the second floor of the Casino and sell or develop various adjacent properties for entertainment uses supporting the Casino. On October 15, 2001 we sold the parcel of land across from the Casino located at 3 Canal Place to CP3 Associates, LLC. The sale netted approximately $6 million in cash. We plan to use the proceeds from this sale for development needs on the second floor, subject to any limitations imposed by our financing documents. These funds, however, are not sufficient to complete development of the second floor, and we have not obtained sufficient financing to fully fund these developments.

Basis of Presentation.   The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q, and therefore do not include all information and notes necessary for complete financial statements in conformity with accounting principles generally accepted in the United States of America. The results for the periods indicated are unaudited, but reflect all adjustments (consisting primarily of normal recurring accruals and reclassifying previously reported amounts to conform to current classifications) which management considers necessary for a fair presentation of operating results for the interim periods presented. However, the results of operations for the interim periods presented should not be used as a basis for estimating results of operations for a full year. These condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2001.

We were in bankruptcy proceedings from January 4, 2001 until March 29, 2001, the effective date of consummation of our plan of reorganization. Accordingly, for a substantial portion of the six-month period ended June 30, 2001, we were debtors-in-possession.

Bankruptcy in January 2001.   On January 4, 2001, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in order to allow restructuring of our obligations to the State of Louisiana and the City of New Orleans, long-term debt, bank credit facilities, and trade and other obligations. The filing was made in the United States Bankruptcy Court for the Eastern District of Louisiana in New Orleans (the "Bankruptcy Court"). After the filing of the petition, we

Note 1.   Organization, Basis of Presentation and Bankruptcy in January 2001 (Continued)

continued to operate as debtors-in-possession subject to the Bankruptcy Court's supervision and orders until our plan of reorganization was consummated.

Our plan of reorganization, which was approved by the Bankruptcy Court on March 19, 2001 and was consummated on March 29, 2001, resulted in, among other things, elimination of our then existing common stock and debt securities and the issuance of new common stock and debt securities to certain creditors. The accounting consequences of our bankruptcy proceeding are reflected in the financial statements as of the effective date of our reorganization. The income statement during the first quarter 2001 includes only five days of interest expense on our old long-term debt and other obligations, except for debtors-in-possession loans made during the bankruptcy proceeding upon which interest accrued through March 29, 2001, the effective date of our reorganization. The interest charges incurred contractually during the first quarter 2001, but not recorded as a result of our bankruptcy proceeding, totaled $15.6 million. The cancellation of non-affiliate debt and related accrued interest resulted in an extraordinary gain as of the effective date. During the first quarter of 2001, we recorded an extraordinary gain on the early extinguishment of our debt of $213.4 million. This gain arises from the discharge of $317.0 million of outstanding principal and interest due to non-affiliates under our senior subordinated notes with contingent payments due 2009, bank term loans, and convertible junior subordinated debentures, in exchange for new debt and equity securities with a fair value of $103.6 million. In addition, the cancellation of affiliate debt and other obligations resulted in an increase of $304.8 million to additional paid-in capital as of the effective date of our reorganization. We did not meet the requirements to utilize fresh start reporting. Therefore, in accordance with Statement of Position 90-7: "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," our liabilities compromised by the confirmed plan of reorganization have been stated at the present value of the amounts to be paid, reorganization expenses have been separately disclosed and the forgiveness of debt has been reported as an adjustment to additional paid-in capital and an extraordinary item in the condensed consolidated financial statements.

Our plan of reorganization took into account the reduction of our annual minimum payment obligations to the Louisiana Gaming Control Board to the greater of 21.5% of gross gaming revenue or a minimum payment of $50 million commencing April 1, 2001, through March 31, 2002, and $60 million each fiscal year thereafter (see Note 6). Under the plan, Harrah's Entertainment, Inc. ("Harrah's Entertainment" or "HET") and Harrah's Operating Company, Inc. ("Harrah's Operating Company" or "HOCI") (collectively "Harrah's") have provided a new minimum payment guaranty to the Louisiana Gaming Control Board, which secures Jazz Casino Company, L.L.C.'s ("Jazz Casino") annual minimum payment obligation to the Louisiana Gaming Control Board for an initial four year period through March 31, 2005, pursuant to a new agreement among Harrah's Entertainment and Harrah's Operating Company and our subsidiary Jazz Casino (the "new HET/JCC Agreement") (see Note 4).

Our plan of reorganization also took into account a reduction of at least $5 million in payments, taxes, administrative and operational costs and/or other expenses required annually under the ground lease with the City of New Orleans and the Rivergate Development Corporation or resulting from obligations imposed or created by the ground lease, whether paid to the City, the Rivergate Development Corporation or others. This reduction was to have occurred within 120 days from March 15, 2001, but was extended by 30 days. Over the following months we worked with the special

Note 1. Organization, Basis of Presentation and Bankruptcy in January 2001 (Continued)

development projects committee to develop a list of lease modifications and other items that we could agree upon, and on January 17, 2002, the City Council approved an ordinance and lease amendments that delineate these changes as outlined below. Each item agreed upon either reduces payments required under the amended ground lease, or lifts some operating restriction that we believe will result in improved operating performance by providing cost savings other than the lease payments or by providing additional revenue opportunities. The following is a summary of the material items agreed upon:

- Jazz Casino granted an annual credit of $2.1 million in property tax reduction toward the total reduction, including the property tax reduction achieved in 2001;

- A small lot on the corner of Fulton and Poydras Streets, which was previously conveyed by Jazz Casino's predecessors to the City of New Orleans, will be returned to Jazz Casino either in fee title, if the law allows, or pursuant to a ninety-nine year lease, independent of the amended ground lease;

- A lease amendment that commits the City to support, assist and cooperate with the development of a hotel on the Fulton Street Property;

- A City commitment to support, assist and cooperate with our efforts to obtain approvals and permits for all future development. The agreement places time limits on Rivergate Development Corporation review and approval when such is necessary for City permitting;

- Jazz Casino gained permission to own and operate two courtesy cars and one courtesy van;

- The language of the amended ground lease was conformed to reflect the recent changes in Louisiana law with respect to food services, hotel development and providing complimentary services;

- A number of significant adjustments to the reporting, record keeping and other administrative requirements of the open access program and plans, designed to facilitate participation by minorities, women and disadvantaged persons and business enterprises in developing, constructing and operating the Casino, which will result in cost savings and reduction of exposure for defaults under that plan;

- The City has agreed to a reduction in the number of parking spaces required to be dedicated to Casino use. As a result up to 275 spaces may be rented by Jazz Casino to third parties under parking contracts, which will provide additional revenue to us; and

- Mutual waivers of any defaults that any parties can allege up to the effective date of the amendments and a requirement of the dismissal of all legal proceedings filed by any parties as a result of the $5 million reduction issue.

On January 28, 2002, the Mayor of New Orleans signed the ordinance effecting the above changes and on February 7, 2002, the lease amendment was signed by all parties. The parking changes resulted from subsequent action by the City Planning Commission and the City Council.

On the effective date of our plan of reorganization, our outstanding common stock consisted of 12,386,200 shares of new common stock. Under the plan of reorganization, in consideration of various

Note 1.   Organization, Basis of Presentation and Bankruptcy in January 2001 (Continued)

waivers, extinguishments of claims and other consideration, Harrah's Entertainment received 6,069,238 shares (49%) of our new common stock. Holders of claims arising under tranche B-1 of the bank credit facilities received 1,734,068 shares (14%) of our new common stock; and holders of claims arising under our senior subordinated notes received 4,582,894 shares (37%) of our new common stock. On May 17, 2002 Harrah's Entertainment purchased an additional 2,000 shares in an open market transaction, and on June 7, 2002, Harrah's Entertainment announced that it had purchased the shares previously issued to holders of claims under tranche B-1 of the bank credit facilities, bringing its total holdings to 7,805,306 shares (63%) of our new common stock. On July 30, 2002, we entered into a merger agreement with Harrah's Entertainment, under which a Harrah's affiliate will acquire the remaining shares that Harrah's does not already own (the "Merger") (see Note 9).

In addition, on the effective date of our reorganization, we issued new term notes, the Senior Notes due 2008 (the "Senior Notes"), in the aggregate amount of $124.5 million (face value), which will mature seven years from their issuance and bear interest at the London Interbank Offered Rate ("LIBOR") plus 275 basis points (see Note 3). The holders of claims arising under tranches A-1, A-3 and B-1 of the bank credit facilities received $55.0 million in Senior Notes; Harrah's Entertainment and its affiliates, as holders of claims arising under the HET/JCC Agreement and tranche A-2 of the bank credit facilities received $51.6 million in Senior Notes; and holders of claims arising under the senior subordinated notes received $17.9 million in Senior Notes. All holders of casino operation related unsecured claims were paid, in cash, the full amount of their claims. On June 7, 2002, Harrah's Entertainment announced that it had purchased the term notes originally issued to holders of claims arising under tranches A-3 and B-1, bringing its ownership interest in the face amount of term notes to $99.1 million as of June 30, 2002.

We have up to $35 million available for working capital purposes under a revolving line of credit provided by Harrah's Entertainment (see Note 2).

Our manager, Harrah's New Orleans Management Company, continues to manage the Casino pursuant to our management agreement, which was amended in connection with our bankruptcy plan of reorganization. The amount of the management fee previously paid to the manager was adjusted under the amended management agreement, and certain fees charged to the Casino by the manager and its affiliates were eliminated (see Note 4).

Provision for Asset Impairment.   On April 23, 2002, Fulton Development entered into an agreement to sell the Fulton Street Property to a hotel developer for $6.5 million. The agreement was subject to a ninety-day due diligence period. On June 27, 2002, Fulton Development cancelled the sale agreement due to certain conditions and terms of the sale contract not being satisfied. During the first quarter of 2002 in connection with this conditional sale, we recorded a provision for asset impairment of $2.7 million to reduce the book value of the Fulton Street Property to its estimated fair value less selling costs.

Reorganization Items.   During the six months ended June 30, 2001, we incurred reorganization expenses of $101 million. These expenses include a $90.3 million charge to reflect the write off of the unamortized balance of the discount of the senior subordinated notes, which were cancelled as a result of our plan of reorganization to record the amount of the allowed claim. The remaining expenses consisted primarily of consulting and legal fees and costs associated with retention bonuses.

Note 1. Organization, Basis of Presentation and Bankruptcy in January 2001 (Continued)

Net Income (Loss) Per Share.   In accordance with the provisions of SFAS No. 128, "Earnings Per Share," we compute our basic earnings per share by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares outstanding during the period. Our diluted earnings per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares and dilutive common stock equivalent shares outstanding during the period. Common stock equivalent shares consist of shares issuable upon exercise of outstanding stock options for which market price exceeds exercise price, excluding any "in-the-money" stock options with antidilutive effect. For the three and six months ended June 30, 2002, common stock equivalents consisted of stock options outstanding of 420,274 and 233,147, respectively. During the three and six months ended June 30, 2001, no common stock equivalents are included in net income (loss) per share as they were antidilutive.

Stock-Based Compensation.   In 1999, we adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. We continue to account for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Pursuant to certain executives' employment agreements, on March 4, 2002 and March 7, 2002, we granted 498,550 options and 120,512 options, respectively, to purchase shares of common stock at an exercise price of $2.00 per share. We recorded compensation expense of $245,150 during the first quarter to account for the intrinsic value of these stock option grants. On May 31, 2002, we granted 430,500 options to purchase shares of common stock at an exercise price of $5.05. We recorded no compensation expense during the second quarter as these stock options were issued at fair market value on the day of the grant. All of these stock options are the subject of litigation, as described further in Note 6. However, on July 30, 2002, we entered into a merger agreement with Harrah's Entertainment, under which a Harrah's affiliate will acquire the remaining shares of our common stock that Harrah's does not already own. We anticipate the litigation regarding the stock options will be dismissed in connection with the closing of the Merger, which in such event would result in changes to the terms of these stock grants. For further discussion on the Merger, see Note 9.

Recently Issued Pronouncements: The Financial Accounting Standards Board ("FASB") has recently issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interests method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides

Note 1.   Organization, Basis of Presentation and Bankruptcy in January 2001 (Continued)

accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. We adopted these standards effective January 1, 2002, which resulted in no significant impact on our financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which eliminates the treatment of an extinguishment of debt as extraordinary unless the extinguishment meets the requirement of an extraordinary item outlined in APB 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 145 also requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of FASB Statement No. 98, "Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate; Sales-Type Leases of Real Estate; Definition of the Lease Term; Initial Direct Costs of Direct Financing Leases", or paragraphs 2 and 3 of FASB Statement No. 28, "Accounting for Sales with Leasebacks, as applicable." Upon adoption, any gain or loss on extinguishment of debt previously classified as extraordinary that does not meet the requirements of APB 30 should be reclassified. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management does not believe the impact of any required changes on our financial statements will be material.

Reclassifications.   Certain reclassifications have been made in prior year's financial statements to conform to classifications used in the current year.

Note 2.   Short-Term Borrowings

Our revolving credit facility, provided on the effective date of our reorganization by Harrah's Entertainment and its affiliates, provides Jazz Casino with up to $35 million of available credit to meet working capital requirements, including up to $10 million of availability for letters of credit. The new revolving credit facility bears interest at a rate of LIBOR plus 3.00% per annum and will mature in 2006. The credit facility is secured by substantially all of our assets (except the casino operating contract with the State of Louisiana, our Casino bankroll and the gross revenue share payments due to the Louisiana Gaming Control Board). The credit facility is also secured on a second lien priority basis, junior only to a lien securing our obligations under the new HET/JCC Agreement (see Note 4). We are also subject to numerous debt covenants under the revolving credit facility, including restrictions on, among other things, certain payments, transactions with affiliates, dividend payments, liens, incurrence of additional indebtedness, asset sales, mergers and consolidations, payment of certain indebtedness, capital expenditures, and investments or loans. As of August 9, 2002, there were no outstanding borrowings under this facility, although outstanding letters of credit totaling $700,000 have been issued under this revolving credit facility.

Note 3.   Long-Term Debt

On the effective date of our reorganization, our then existing long-term debt was cancelled. The Senior Notes were issued in the aggregate principal (face) amount of $124.5 million that will mature seven years after the effective date (see Note 1). The Senior Notes bear interest at LIBOR plus 2.75% per annum payable quarterly. In the first year, one half of the interest payments on the Senior Notes may be paid in kind and added to the principal at our option. As of August 9, 2002, we have paid $5.3 million in cash interest and paid $3.8 million in interest in kind by issuing additional Senior Notes. Principal payments on the Senior Notes are amortized as follows: zero in the first year; 50% of free cash flow (as defined in the Senior Note agreement) in the second through fourth years; and $6 million annually in the fifth through seventh years, with all remaining unpaid principal payable at maturity. As of the effective date, we considered the variable interest rate on the Senior Notes to be lower than prevailing interest rates for debt with similar terms and credit ratings. In accordance with Statement of Position 90-7, the Senior Notes were valued based on discounting concepts to approximate their fair value of $100.9 million (12.5% discount rate). We are also subject to numerous debt covenants under the Senior Note agreement, including restrictions on, among other things, certain payments, transactions with affiliates, dividend payments, liens, incurrence of additional indebtedness, asset sales, mergers and consolidations, payment of certain indebtedness, capital expenditures, and investments or loans. Further, effective March 29, 2001, each of JCC Development, Canal Development and Fulton Development issued guarantees with respect to the Senior Notes. Under the terms of the proposed merger agreement discussed in Note 9, Harrah's has agreed to assume or retire all our outstanding debt.

Note 4.   Related Party Transactions

Amended Management Agreement.   The Casino's operations are managed by Harrah's New Orleans Management Company pursuant to our amended management agreement. Harrah's New Orleans Management Company is an indirect wholly owned subsidiary of Harrah's Entertainment, which has a majority ownership interest in us and representation on our board of directors. We have also contracted with Harrah's Operating Company to perform various administrative services pursuant to this management agreement. Administrative services to be provided under this agreement include accounting, computer processing, risk management, marketing and administration of certain human resource matters.

On the effective date, all fees then due under our management agreement were waived and we entered into the amended management agreement. Under the amended management agreement, the manager will continue to be responsible for and have authority over, among other things:

- hiring, supervising and establishing labor policies with respect to employees working in the Casino;

- gaming and entertainment policies and operations including security and internal control procedures;

- advertising, marketing and promoting the Casino;

- providing Casino-level accounting and budgeting services;

- maintaining, renovating and improving the Casino;

Note 4.   Related Party Transactions (Continued)

- performing certain system services generally performed at casinos owned or managed by Harrah's Entertainment or its affiliates; and

- performing certain other functions identified by Jazz Casino and agreed to by the manager.

In addition, the manager and Harrah's Operating Company shall continue to provide the administrative services formerly provided by Harrah's Operating Company under the administrative services agreement, which was terminated on the effective date, at no additional cost (other than for insurance and risk management services). Under our amended management agreement, as consideration for managing the Casino, the manager is entitled to receive a management fee equal to thirty percent of earnings before interest, income taxes, depreciation, amortization and management fees ("EBITDAM"). Under the amended management agreement, Jazz Casino shall continue to reimburse Harrah's Entertainment for the cost of property level executive salaries and benefits and shall continue to reimburse Harrah's Entertainment for insurance related to the Casino. Neither the manager or any of its affiliates shall be entitled to receive fees for services formerly provided under the administrative services agreement. These services must now be provided at no additional cost (see Note 1).

Our manager continues to manage the Casino pursuant to our management agreement, which was amended in connection with our bankruptcy plan of reorganization. Under our amended management agreement, we have the right to terminate the management agreement if the Casino fails to achieve earnings before interest, income taxes, depreciation, amortization and management fees, adjusted for certain state and city costs and corporate overhead costs ("Adjusted EBITDAM"), of not less than 85% of the specified target Adjusted EBITDAM for the twelve months ended March 31, 2002, 84% of the specified target Adjusted EBITDAM for the twelve months ending March 31, 2003, and 83% of the specified target Adjusted EBITDAM for the twelve months ending March 31, 2004 and thereafter. The targets of Adjusted EBITDAM for these first three fiscal periods, as specified in the management agreement, are $115.2 million, $127.4 million, and $134.8 million, respectively. For the twelve months ended March 31, 2002, actual results produced $116.3 million in adjusted EBITDAM. For the twelve months ended March 31, 2003, the target Adjusted EBITDAM is 84% of $127.4 million, or $107 million. Actual results for the three month period ended June 30, 2002 produced $36.9 million in Adjusted EBITDAM.

New HET/JCC Agreement.   On the effective date, our minimum payment loan along with the guaranty fees and related interest charges were cancelled and Harrah's Entertainment and Harrah's Operating Company received Senior Notes and new common stock in the amount of $30.6 million (face value) and approximately 3.1 million shares, respectively. In addition, Jazz Casino entered into the new HET/JCC Agreement pursuant to which Harrah's Entertainment agreed to provide a minimum payment guaranty to the Louisiana Gaming Control Board for an initial four-year period through March 31, 2005, as required by the casino operating contract. The initial minimum payment guaranty has been provided by Harrah's Entertainment, and guarantees the following amounts payable to the Louisiana Gaming Control Board:

- $50 million in the period April 1, 2001 to March 31, 2002;

- $60 million in the period April 1, 2002 to March 31, 2003;

Note 4. Related Party Transactions (Continued)

- $60 million in the period April 1, 2003 to March 31, 2004; and

- $60 million in the period April 1, 2004 to March 31, 2005.

Harrah's Entertainment and Harrah's Operating Company will receive a fee for this guaranty in the amount of two percent of the average amount at risk for the entire remaining guaranty period, calculated on an annual basis. The guaranty fee of $4.1 million for the period through March 31, 2002 was accrued and is payable in four equal installments due on March 31, 2002, March 31, 2003, March 31, 2004, and March 31, 2005, provided that any then unpaid installments of the deferred guaranty fee for the period through March 31, 2002 shall be due and is payable in full upon any termination of the amended management agreement. For any periods after March 31, 2002, the guaranty fee for each fiscal year shall be due in four equal installments on June 30, September 30, December 31 and March 31 of the corresponding fiscal year. As of August 9, 2002, $1 million had been paid to Harrah's Entertainment toward the guaranty fee for the year ended March 31, 2002 and $750,000 had been paid toward the guaranty fee for the year ended March 31, 2003. Advances made by Harrah's Entertainment on our behalf pursuant to the new HET/JCC Agreement bear interest at the rate specified for loans under our new revolving credit facility (LIBOR plus 3.00% per annum—see Note 2) and are secured on a first lien priority basis by substantially all of our assets (except the casino operating contract, the Casino bankroll and the gross revenue share payments due to the Louisiana Gaming Control Board).

Under the casino operating contract, on or before March 31, 2003, we are required to provide the Louisiana Gaming Control Board a minimum payment guaranty for the $60 million minimum payment due for the period commencing April 1, 2005 to March 31, 2006. Unless the minimum payment guaranty obligation has expired, this obligation to post a new guaranty or extend the existing guaranty continues for each year thereafter such that as of April 1 of each year there must be in place 36 months of third party guaranteed payments to the Louisiana Gaming Control Board (see Note 6). Under the HET/JCC Agreement, neither Harrah's Entertainment nor Harrah's Operating Company is obligated to provide guaranties of the payments due the Louisiana Gaming Control Board beyond March 31, 2005, the expiration of the initial four year guaranty.

Note 5. Income Taxes

We have available net operating loss carryforwards as of December 31, 2001 totaling approximately $270 million that begin to expire in 2018 before any adjustments that may be applicable under Internal Revenue Code Section 382. In connection with our reorganization upon emergence from bankruptcy, we realized a gain from the extinguishment of certain indebtedness. This gain will not be taxable since the gain results from reorganization under the Bankruptcy Code. However, we are required, as of the beginning of our 2002 taxable year, to reduce net operating loss ("NOL") carryforwards or our depreciable asset basis, in an amount equal to such gain on extinguishment.

Note 6. Commitments and Contingencies

Casino Operating Contract.   Since the effective date of our reorganization, we have operated under an amended casino operating contract establishing the payments to the Louisiana Gaming Control Board at the greater of (i) 21.5% of gross gaming revenues from the Casino in the applicable

Note 6.   Commitments and Contingencies (Continued)

casino operating contract fiscal year or (ii) $50 million for the period from April 1, 2001 to March 31, 2002, and $60 million for each April 1 to March 31 annual period thereafter. In addition, we must pay an override on gross gaming revenues equal to (i) 1.5% of gross gaming revenues in excess of $500 million, up to $700 million, (ii) 3.5% for gross gaming revenues in excess of $700 million, up to $800 million, (iii) 5.5% for gross gaming revenues in excess of $800 million, up to $900 million, and (iv) 7.5% for gross gaming revenues in excess of $900 million.

We were required to procure an initial four-year minimum payment guaranty guaranteeing the minimum payments required to be made to the Louisiana Gaming Control Board under the casino operating contract, and must provide rolling, three-year minimum payment guaranties beginning April 1, 2003. By March 31 of each year (beginning with March 31, 2003), we must obtain a minimum payment guaranty (or extension thereof) extending the minimum payment guaranty to the third anniversary of such date, so that three years of future payments to the Louisiana Gaming Control Board are guaranteed. We need not procure the guaranty if (i) our gross gaming revenue exceeds $350 million for two successive years, (ii) we make all payments due during these years without drawing on the guaranty, and (iii) there are no uncured defaults under the casino operating contract. The failure to obtain and post a third party guaranty as required by the casino operating contract is a "termination event" leading to the automatic termination of the casino operating contract effective as of the last day that payments are guaranteed to the Louisiana Gaming Control Board under any existing guaranty. In addition, an automatic termination of our casino operating contract is an event of default under our ground lease with the City of New Orleans and the Rivergate Development Corporation, the Indenture governing our Senior Notes, and our revolving credit agreement.

In addition, as of the effective date of our reorganization, certain restrictions previously imposed by our casino operating contract on food and restaurant facilities, service, lodging and the sale of products not directly related to gaming operations have been modified to be less restrictive.

Other Contingencies.   The enactment and implementation of gaming legislation in the State of Louisiana and the development of the Casino and related facilities have been the subject of lawsuits, claims and delays brought about by various parties. In addition, we are involved in a number of legal proceedings and claims arising in the normal course of business. While we cannot predict the outcome of such legislative proceedings and litigation, we do not expect that the final outcome of these matters will materially and adversely affect our results of operations, cash flows, or financial condition.

In connection with our 2001 bankruptcy, claims were filed by a number of trade creditors with Casino operating claims. Most of these have been resolved in the ordinary course of business. Claims were also filed by the City and State pending the results of ongoing audits of the amounts we remit for sales and use taxes. While these particular claims have not yet been resolved, management does not believe the outcome of these claims will materially and adversely affect our results of operations. Reserves have been established for the resolution of all remaining claims.

Following our reduction in the Casino's work force on July 17, 2001, former employees of the Casino filed lawsuits against us in the Civil District Court for the Parish of Orleans, State of Louisiana on August 3, 2001. The Plaintiffs are seeking damages for being laid off prior to the expiration of the term of alleged employment contracts between our employees and us. We believe that we have strong legal and factual defenses, and intend to vigorously contest the claims. No assurances can be given as

Note 6.   Commitments and Contingencies (Continued)

to the outcome of such lawsuits, and consequently, we cannot reasonably predict at this time whether the final outcome of these matters will materially and adversely affect our results of operations, cash flows, or financial condition.

On March 15, 2002, Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc. filed a complaint in the Court of Chancery of the State of Delaware seeking declaratory and injunctive relief regarding the interpretation of the Second Amended and Restated Certificate of Incorporation (the "Charter") and the Third Amended and Restated Bylaws of the Company (the "Bylaws"). Although the complaint sought an award of attorneys' fees and expenses, it did not seek damages against the Company. The action sought to place Harrah's nominee, Dr. Charles C. Teamer, on the ballot for election to the board of directors in addition to Harrah's nominee, Mr. Philip Satre. Harrah's complaint, therefore, sought a declaration that its nomination of two directors for election at the 2002 annual meeting was valid under the Charter and Bylaws, and injunctive relief requiring the Company to recognize its nominations. On March 29, 2002, the Company answered the complaint and filed a counterclaim for declaratory relief seeking a declaration that the Company's Charter and Bylaws limited Harrah's nomination right to one candidate for election to the board at the 2002 and 2003 annual meetings. Harrah's filed its reply to counterclaim on April 5, 2002. The parties engaged in expedited discovery. Trial was held on May 21 and 22, 2002. Following trial, on May 31, 2002, the Court of Chancery issued a written opinion holding that the Charter and Bylaws should be construed in favor of Harrah's and that Harrah's was entitled to nominate two directors for election at the 2002 annual meeting. On June 10, 2002, the Court of Chancery issued a final order and judgment from which the Company perfected an appeal to the Delaware Supreme Court. The final order and judgment denied Harrah's application for an award of attorneys' fees and expenses. Harrah's elected not to pursue an appeal of the denial of its request for an award of attorneys' fees and expenses, and the time for any such appeal has passed. On June 11, 2002, the Company held its annual meeting of stockholders at which Dr. Teamer and Mr. Satre were elected to the board of directors. The parties have fully briefed the issues raised in the Company's appeal. At the parties' request, the Delaware Supreme Court postponed oral argument to permit the parties to engage in negotiations regarding the Merger (see Note 9). The parties believe that the closing of the Merger will moot the issues on appeal and, accordingly, anticipate dismissing the appeal in connection with the closing. In the unlikely event the Merger does not close, JCC anticipates it would request the scheduling of oral argument and for the Delaware Supreme Court to decide its appeal. Therefore, the ultimate outcome of this litigation and its possible effect on the Company is presently uncertain.

On April 18, 2002, JCC Holding Company and Jazz Casino Company, L.L.C. filed suit against Harrah's New Orleans Management Company ("HNOMC"), Harrah's Operating Company, Harrah's Entertainment, Philip Satre, Bill Noble, and Anthony Sanfilippo in Civil District Court for the Parish of Orleans, State of Louisiana. Philip Satre is Chairman of the Board and Chief Executive Officer of Harrah's Entertainment, Chairman of the Board and Chief Executive Officer of HNOMC, and was a director on our board at the time this suit was filed. Bill Noble is Senior Vice President and General Manager of HNOMC. Anthony Sanfilippo is President of HNOMC and President of the Central Division of Harrah's Entertainment, and was a director on our board at the time this suit was filed. Our suit alleges that the Harrah's entities failed to adhere to the terms and provisions of the management agreement with respect to advertising, marketing and promoting our Casino, and that the Harrah's entities diverted business from our Casino, where Harrah's Entertainment then owned only a

Note 6. Commitments and Contingencies (Continued)

49% interest, to other properties wholly owned by Harrah's Entertainment. We are seeking damages for violation of the management agreement and certain tortious conduct, as well as an injunction, as provided for under the management agreement, to prevent future diversion of business. It is anticipated that this lawsuit will be dismissed with prejudice upon the closing of the Merger. Therefore, the ultimate outcome of this litigation and its possible impact on the Company is presently uncertain.

On April 22, 2002, Harrah's Entertainment and HOCI filed a derivative action against Paul Debban, Preston Smart, Rudy Cerone, and Chris Lowden (the "Individual Defendants"), as well as JCC Holding Company as a nominal defendant, in the Court of Chancery of the State of Delaware In and For New Castle County. Messrs. Debban, Smart, and Lowden are currently directors on our board and Mr. Cerone was a director on our board at the time this suit was filed. All four individuals are unaffiliated with Harrah's Entertainment. Mr. Debban is also Chairman and President of JCC Holding Company. Mr. Smart is also Vice President of JCC Holding Company. Mr. Lowden is, and Mr. Cerone was at the time the suit was filed, a member of the compensation committee of our board of directors. The allegations include breach of fiduciary duty and self-dealing in connection with the compensation committee's deliberations and approval of the employment agreements, which included stock option grants, for Mr. Debban and Mr. Smart. The lawsuit seeks declaratory and injunctive relief in regard to the adoption and implementation of the employment agreements. The Individual Defendants have indicated for themselves and on behalf of JCC Holding Company denial of all the allegations as baseless and intend to vigorously defend the lawsuit. The Individual Defendants answered the complaint on June 11, 2002. No discovery has been taken in this matter, which remains pending in the Court of Chancery. The parties anticipate that this action will be dismissed in connection with the closing of the Merger. The ultimate outcome of this litigation and its possible impact on the Company is presently uncertain.

On July 31, 2002, Michael Shapiro, who purports to be a stockholder of the Company, filed a putative class action complaint (the "Shapiro Action") in the Court of Chancery of the State of Delaware against Stephen H. Brammell, Gary W. Loveman, Paul Debban, Charles Teamer, Sr., Christopher Lowden, Preston Smart, Eddie N. Williams, JCC Holding Company, and Harrah's Entertainment, Inc. seeking to enjoin the Merger and seeking damages against the defendants. Also on July 31, 2002, Nechuma Cohen, who purports to be a stockholder of the Company, filed a putative class action complaint (the "Cohen Action") in the Court of Chancery of the State of Delaware against the same defendants named in the Shapiro Action seeking to enjoin the Merger and seeking damages against the defendants. Both the Shapiro and Cohen Actions attack the Merger asserting allegations of domination and control by Harrah's Entertainment and allege breaches of fiduciary duties to the corporation and its stockholders in connection with the Merger. We believe that we have strong legal and factual defenses against these claims, and intend to contest them vigorously. No assurances can be given as to the outcome of such lawsuits, and consequently, we cannot reasonably predict at this time whether the final outcome of these matters will materially and adversely affect our results of operations, cash flows, or financial condition.

Note 7. Sale of the Fulton Street Property

On April 23, 2002, Fulton Development entered into an agreement to sell the Fulton Street Property to a hotel developer for $6.5 million. The agreement was subject to a ninety-day due diligence period and was conditioned upon, among other things, the ability of the purchaser to construct a hotel on the site. On June 27, 2002, Fulton Development cancelled the sale agreement due to certain terms and conditions of the sale contract not being satisfied. During the first quarter of 2002 in connection with this conditional sale, we recorded a provision for asset impairment of $2.7 million to reduce the book value of the Fulton Street Property to its estimated fair value less selling costs.

Note 8. Guarantor Financial Information

JCC Holding and all of its other wholly owned subsidiaries (the "Guarantor Subsidiaries") have fully and unconditionally guaranteed on a joint and several basis Jazz Casino's obligations under the Senior Notes described in Note 3. The Guarantor Subsidiaries and Jazz Casino comprise all of the direct and indirect subsidiaries of JCC Holding. All of the assets of JCC Holding's subsidiaries are restricted and may not be transferred to JCC Holding in the form of loans, cash or dividends without the consent of a third party. The following consolidating schedules present condensed financial information for Jazz Casino, JCC Holding and the Guarantor Subsidiaries on a combined basis as of June 30, 2002 and December 31, 2001, and for the three and six months ended June 30, 2002 and 2001:

Note 8.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS
JUNE 30, 2002

(Unaudited)

(In thousands, except per share data)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 50,254	$ 13	$ 5,644	$ —	$ 55,911
Accounts receivable, net of allowance for doubtful accounts	3,345	—	—	—	3,345
Intercompany receivables	2,743	—	—	(2,743)	—
Inventories	534	—	—	—	534
Prepaids and other assets	4,226	—	64	—	4,290
Property available for sale	—	—	6,500	—	6,500
Total current assets	61,102	13	12,208	(2,743)	70,580
Property and Equipment:					
Buildings on leased land	129,027	—	—	—	129,027
Furniture, fixtures and equipment	29,095	—	—	—	29,095
Property held for development	—	—	1,519	—	1,519
Leasehold improvements	284	—	—	—	284
Construction in progress	595	—	—	—	595
Total	159,001	—	1,519	—	160,520
Less—accumulated depreciation	(40,185)	—	—	—	(40,185)
Net property and equipment	118,816	—	1,519	—	120,335
Other Assets:					
Deferred operating contract cost, net of accumulated amortization	23,912	—	—	—	23,912
Lease prepayment, net of accumulated amortization	5,911	—	—	—	5,911
Deferred charges and other, net of accumulated amortization	10,803	—	27	—	10,830
Investment in Subsidiaries	—	94,489	—	(94,489)	—
Total other assets	40,626	94,489	27	(94,489)	40,653
Total Assets	$ 220,544	$ 94,502	$ 13,754	$ (97,232)	$231,568
Liabilities and Stockholders' Equity					
Current Liabilities:					
Accounts payable—trade	$ 999	$ —	$ —	$ —	$ 999
Accrued interest	1,534	—	—	—	1,534
Accrued expenses	14,721	(57)	—	—	14,664
Due to affiliates	6,820	—	—	—	6,820
Intercompany payables	—	958	1,786	(2,744)	—
Preconfirmation contingencies	887	—	—	—	887
Other	2,935	—	—	—	2,935
Total current liabilities	27,896	901	1,786	(2,744)	27,839
Long-term debt, net of discount	107,674	—	—	—	107,674
Due to affiliates	2,050	—	—	—	2,050
Other long-term liabilities	404	—	—	—	404
Commitments and Contingencies					
Stockholders' Equity:					
Common stock—40,000 shares authorized; 12,386 shares issued and outstanding; par value $.01 per share	—	124	—	—	124
Additional paid-in capital	(413,014)	398,148	413,395	14,866	413,395
Member capital	1	—	—	(1)	—
Retained earnings (accumulated deficit)	(315,629)	(319,918)	(319,918)	(2,898)	318,527
Total stockholders' equity	82,520	93,601	11,968	(94,488)	93,601
Total Liabilities and Stockholders' Equity	$ 220,544	$ 94,502	$ 13,754	$ (97,232)	$231,568

JCC HOLDING COMPANY AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Note 8. Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2001
(Unaudited)
(In thousands, except per share data)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 36,016	$ 13	$ 5,673	$ —	$ 41,702
Accounts receivable, net of allowance for doubtful accounts	3,414	—	—	—	3,414
Intercompany receivables	1,972	—	—	(1,972)	—
Inventories	639	—	—	—	639
Prepaids and other assets	2,162	—	—	—	2,162
Total current assets	44,203	13	5,673	(1,972)	47,917
Property and Equipment:					
Buildings on leased land	129,027	—	—	—	129,027
Furniture, fixtures and equipment	28,406	—	—	—	28,406
Property held for development	—	—	10,708	—	10,708
Leasehold improvements	284	—	—	—	284
Construction in progress	82	—	227	—	309
Total	157,799	—	10,935	—	168,734
Less—accumulated depreciation	(35,253)	—	—	—	(35,253)
Net property and equipment	122,546	—	10,935	—	133,481
Other Assets:					
Deferred operating contract cost, net of accumulated amortization	24,454	—	—	—	24,454
Lease prepayment, net of accumulated amortization	6,046	—	—	—	6,046
Deferred charges and other, net of accumulated amortization	11,196	—	29	—	11,225
Investment in Subsidiaries	—	88,941	—	(88,941)	—
Total other assets	41,696	88,941	29	(88,941)	41,725
Total Assets	$ 208,445	$ 88,954	$16,637	$ (90,913)	$ 223,123
Liabilities and Stockholders' Equity					
Current Liabilities:					
Accounts payable—trade	$ 2,196	$ —	$ —	$ —	$ 2,196
Accrued expenses	17,200	30	1	—	17,231
Due to affiliates	4,591	—	—	—	4,591
Intercompany payables	—	909	1,063	(1,972)	—
Preconfirmation contingencies	900	—	—	—	900
Other	2,036	—	—	—	2,036
Total current liabilities	26,923	939	1,064	(1,972)	26,954
Long-term debt, net of discount	105,676	—	—	—	105,676
Due to affiliates	2,050	—	—	—	2,050
Other long-term liabilities	428	—	—	—	428
Commitments and Contingencies					
Stockholders' Equity:					
Common stock—40,000 shares authorized; 12,386 shares issued and outstanding; par value $.01 per share	—	124	—	—	124
Additional paid-in capital	398,148	413,150	14,866	(413,014)	413,150
Member capital	1	—	—	(1)	—
Retained earnings (accumulated deficit)	(324,781)	(325,259)	707	324,074	(325,259)
Total stockholders' equity	73,368	88,015	15,573	(88,941)	88,015
Total Liabilities and Stockholders' Equity	$ 208,445	$ 88,954	$16,637	$ (90,913)	$ 223,123

Note 8.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2002

(Unaudited)

(In thousands)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:					
Casino	$68,039	$ —	$ —	$ —	$68,039
Food and beverage	6,317	—	—	—	6,317
Retail, parking and other	3,032	—	—	—	3,032
Less—casino promotional allowances	(9,309)	—	—	—	(9,309)
Total net revenues	68,079	—	—	—	68,079
Operating Expenses:					
Direct:					
Casino	32,430	—	—	—	32,430
Food and beverage	4,025	—	—	—	4,025
Retail, parking and other	1,308	—	—	—	1,308
General and administrative	21,697	103	930	—	22,730
Depreciation and amortization	3,071	—	1	—	3,072
Provision for asset impairment	—	—	—	—	—
Equity in Subsidiaries' income	—	(2,546)	—	2,546	—
Total operating expenses	62,531	(2,443)	931	2,546	63,565
Operating Income (Loss)	5,548	2,443	(931)	(2,546)	4,514
Other Income (Expenses):					
Interest expense, net of capitalized interest	(2,200)	—	—	—	(2,200)
Interest and other income	100	1	28	—	129
Total other income (expenses)	(2,100)	1	28	—	(2,071)
Net Income (Loss)	$ 3,448	$ 2,444	$(903)	$(2,546)	$ 2,443

Note 8. Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2001

(Unaudited)

(In thousands, except share data)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:					
Casino	$60,095	$ —	$ —	$ —	$60,095
Food and beverage	5,098	—	—	—	5,098
Retail, parking and other	2,842	—	3	—	2,845
Less: casino promotional allowances	(9,982)	—	—	—	(9,982)
Total net revenues	58,053	—	3	—	58,056
Operating Expenses:					
Direct					
Casino	31,758	—	—	—	31,758
Food and beverage	3,819	—	—	—	3,819
Retail, parking and other	870	—	—	—	870
General and administrative	18,986	25	54	—	19,065
Depreciation and amortization	3,121	—	1	—	3,122
Equity in subsidiaries' losses	—	4,008	—	(4,008)	—
Total operating expenses	58,554	4,033	55	(4,008)	58,634
Operating Income (Loss)	(501)	(4,033)	(52)	4,008	(578)
Reorganization Expenses	(600)	—	—	—	(600)
Other Income (Expenses):					
Interest expense, net of capitalized interest	(2,930)	—	—	—	(2,930)
Interest and other income	75	—	—	—	75
Total other income (expenses)	(2,855)	—	—	—	(2,855)
Net Income (Loss)	$(3,956)	$(4,033)	$(52)	$ 4,008	$(4,033)

Note 8.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2002

(Unaudited)

(In thousands)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:					
Casino	$138,291	$ —	$ —	$ —	$138,291
Food and beverage	12,497	—	—	—	12,497
Retail, parking and other	6,070	—	—	—	6,070
Less—casino promotional allowances	(18,133)	—	—	—	(18,133)
Total net revenues	138,725	—	—	—	138,725
Operating Expenses:					
Direct:					
Casino	66,674	—	—	—	66,674
Food and beverage	8,076	—	—	—	8,076
Retail, parking and other	2,816	—	—	—	2,816
General and administrative	41,744	207	964	—	42,915
Depreciation and amortization	6,113	—	2	—	6,115
Provision for asset impairment	—	—	2,689	—	2,689
Equity in subsidiaries' income	—	(5,548)	—	5,548	—
Total operating expenses	125,423	(5,341)	3,655	5,548	129,285
Operating Income (Loss)	13,302	5,341	(3,655)	(5,548)	9,440
Other Income (Expenses):					
Interest expense, net of capitalized interest	(4,320)	—	—	—	(4,320)
Interest and other income	169	1	51	—	221
Total other income (expenses)	(4,151)	1	51	—	(4,099)
Net Income (Loss)	$ 9,151	$ 5,342	$(3,604)	$(5,548)	$ 5,341

Note 8.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2001

(Unaudited)

(In thousands, except share data)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:					
Casino	$ 121,455	$ —	$ —	$ —	$ 121,455
Food and beverage	10,361	—	—	—	10,361
Retail, parking and other	5,593	—	5	—	5,598
Less: casino promotional allowances	(20,346)	—	—	—	(20,346)
Total net revenues	117,063	—	5	—	117,068
Operating Expenses:					
Direct					
Casino	79,839	—	—	—	79,839
Food and beverage	7,668	—	—	—	7,668
Retail, parking and other	2,127	—	—	—	2,127
General and administrative	39,774	75	106	—	39,955
Depreciation and amortization	5,651	—	2	—	5,653
Equity in subsidiaries' losses	—	(91,035)	—	91,035	—
Total operating expenses	135,059	(90,960)	108	91,035	135,242
Operating Income (Loss)	(17,996)	90,960	(103)	(91,035)	(18,174)
Reorganization Expenses	(101,029)	—	—	—	(101,029)
Other Income (Expenses):					
Interest expense, net of capitalized interest	(3,551)	—	—	—	(3,551)
Interest and other income	266	—	—	—	266
Total other income (expenses)	(3,285)	—	—	—	(3,285)
Income (Loss) Before Extraordinary Items:	(122,310)	90,960	(103)	(91,035)	(122,488)
Extraordinary gain on early extinguishment	213,448	—	—	—	213,448
Net Income (Loss)	$ 91,138	$ 90,960	$(103)	$(91,035)	$ 90,960

Note 8.   Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002

(Unaudited)

(In thousands)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Cash Flows From Operating Activities:					
Net income (loss)	$ 9,151	$5,342	$(3,604)	$(5,548)	$ 5,341
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	6,113	—	2	—	6,115
Amortization of note discount	1,246	—	—	—	1,246
Deferred rent	(24)	—	—	—	(24)
Provision for bad debts	1,003	—	—	—	1,003
Provision for asset impairment	—	—	2,689	—	2,689
Amortization of unearned compensation	—	245	—	—	245
Equity in Subsidiary income	—	(5,548)	—	5,548	—
Changes in operating assets and liabilities:					
Accounts receivable	(934)	—	—	—	(934)
Inventories	105	—	—	—	105
Prepaids and other assets	(2,064)	—	(64)	—	(2,128)
Intercompany receivable/payable	(771)	49	723	(1)	—
Accounts payable—trade	(1,197)	—	—	—	(1,197)
Accrued interest	2,285	—	—	—	2,285
Accrued expenses	(2,479)	(87)	(1)	—	(2,567)
Preconfirmation contingencies	(13)	—	—	—	(13)
Due to affiliates	2,229	—	—	—	2,229
Other current liabilities	899	—	—	—	899
Net cash flows provided by (used in) operating activities	15,549	1	(255)	(1)	15,294
Cash Flows From Investing Activities:					
Capital expenditures	(1,085)	—	—	—	(1,085)
Net cash flows used in investing activities	(1,085)	—	—	—	(1,085)
Cash Flows From Financing Activities	—	—	—	—	—
Net increase (decrease) in cash and cash equivalents	14,464	1	(255)	(1)	14,209
Cash and cash equivalents, beginning of period	36,016	13	5,673	—	41,702
Cash and cash equivalents, end of period	$50,480	$ 14	$ 5,418	$ (1)	$ 55,911

Note 8. Guarantor Financial Information (Continued)

JCC HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2001

(Unaudited)

(In thousands)

	Jazz Casino Company	JCC Holding Company	Guarantor Subsidiaries	Eliminations	Consolidated Total
Cash Flows From Operating Activities:					
Net income (loss)	$ 91,138	$ 90,960	$(103)	$(91,035)	$ 90,960
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	5,651	—	2	—	5,653
Amortization of note discount	90,884	—	—	—	90,884
Extraordinary gain on early extinguishment of debt	(213,448)	—	—	—	(213,448)
Deferred rent	292	—	—	—	292
Provision for bad debts	1,057	—	—	—	1,057
Equity in Subsidiary losses	—	(91,035)	—	91,035	—
Changes in operating assets and liabilities:					
Accounts receivable	1,787	—	1	—	1,788
Inventories	36	—	—	—	36
Prepaids and other assets	287	—	(103)	—	184
Intercompany receivable/payable	(309)	90	219	—	—
Accounts payable—trade	1,123	—	—	—	1,123
Accrued interest	—	—	—	—	—
Accrued expenses	2,976	(16)	—	—	2,960
Preconfirmation contingencies	(21)	—	—	—	(21)
Due to affiliates	12,918	—	—	—	12,918
Other current liabilities	(325)	—	—	—	(325)
Payment of liabilities subject to compromise due to reorganization activities:					
Reorganization costs, excluding amortization of note discount of $90,314	10,715	—	—	—	10,715
Payment of reorganization costs	(8,926)	—	—	—	(8,926)
Net cash flows provided by (used in) operating activities	(4,165)	(1)	16	—	(4,150)
Cash Flows From Investing Activities:					
Capital expenditures	(630)	—	(13)	—	(643)
Increase in deferred charges and other assets	(266)	—	2	—	(264)
Net cash flows used in investing activities	(896)	—	(11)	—	(907)
Cash Flows From Financing Activities:					
Net borrowings (repayments) of short-term borrowings—affiliate	—	—	—	—	—
Net proceeds / (repayments) of notes payable—affiliate	5,745	—	—	—	5,745
Net cash flows provided by financing activities	5,745	—	—	—	5,745
Net increase (decrease) in cash and cash equivalents	684	(1)	5	—	688
Cash and cash equivalents, beginning of period	26,602	14	10	—	26,626
Cash and cash equivalents, end of period	$ 27,286	$ 13	$ 15	$ —	$ 27,314

Note 9.   Subsequent Event

On July 30, 2002, we entered into a merger agreement with Harrah's Entertainment, under which a Harrah's affiliate will acquire the remaining shares of our common stock that Harrah's does not already own. Harrah's currently holds about 63 percent of our outstanding common stock. Under terms of the merger agreement, which was unanimously approved by our full board of directors, Harrah's has agreed to pay $10.54 per share for the remaining JCC stock. Harrah's also agreed to assume or retire all of our outstanding debt. It is anticipated that litigation between Harrah's and JCC will be dismissed in connection with closing of the transaction. Also, under the terms of the merger agreement, certain officers of JCC agreed to enter into separation agreements with JCC which could result in changes to the number and terms of certain outstanding options previously issued as compensation. The Merger is subject to the approval of our shareholders, as well as gaming regulatory approvals and other customary conditions, and is expected to be completed during the fourth quarter of 2002. In connection with the proposed Merger, we expect to file a proxy statement with the Securities and Exchange Commission. The proxy statement will be sent to holders of JCC Holding Company stock and will contain important information about JCC Holding Company, Harrah's Entertainment and its applicable affiliates and the proposed Merger, risks relating to the Merger, and related matters. We urge all of our stockholders to read the proxy statement when it becomes available.

Item 2.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis of our financial position and operating results for our consolidated subsidiaries for the three and six months ended June 30, 2002 and 2001, updates, and should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

We are a casino and entertainment development company. We were incorporated under Delaware law on August 20, 1996, and conduct business through our wholly-owned subsidiaries, Jazz Casino Company, JCC Development Company, JCC Canal Development and JCC Fulton Development. We began operations in October 1998, when we assumed the business operations formerly owned by Harrah's Jazz Company, a general partnership, and its subsidiary, Harrah's Jazz Finance Corporation, which filed for relief under the United States Bankruptcy Code on November 22, 1995.

On January 4, 2001, we filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in order to allow restructuring of our obligations to the State of Louisiana and the City of New Orleans, long-term debt, bank credit facilities, and trade and other obligations. The filing was made in the U.S. Bankruptcy Court for the Eastern District of Louisiana in New Orleans (the "Bankruptcy Court"). While the Company was in bankruptcy, we continued to operate as debtors-in-possession subject to the Bankruptcy Court's supervision and orders.

Our plan of reorganization, which was approved by the Bankruptcy Court on March 19, 2001, and was consummated on March 29, 2001 (the "Effective Date"), resulted in, among other things, elimination of our then existing common stock and debt securities and the issuance of new equity and debt securities to certain creditors including Harrah's Entertainment. The consequences of this bankruptcy proceeding were reflected in the financial statements as of the Effective Date. The cancellation of non-affiliate debt and related accrued interest resulted in an extraordinary gain as of the effective date of our plan of reorganization. In addition, the cancellation of affiliate debt and other obligations resulted in an increase to additional paid in capital as of the effective date.

We did not meet the requirements to utilize fresh start reporting, since our holders of existing voting shares immediately before confirmation received more than 50 percent of voting shares of the emerging entity. Therefore, in accordance with Statement of Position 90-7: "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," our liabilities compromised by the confirmed plan of reorganization have been stated at the present value of the amounts to be paid, reorganization expenses have been separately disclosed and the forgiveness of debt has been reported as an adjustment to additional paid in capital and an extraordinary item in the 2001 condensed consolidated financial statements.

Harrah's Entertainment received 49 percent of our equity on the Effective Date in exchange for its claims. Then on May 17, 2002, Harrah's Entertainment purchased an additional 2,000 shares of our common stock in an open market transaction, and on June 7, 2002, Harrah's Entertainment announced that it had purchased the shares previously issued to holders of claims under tranche B-1 of the bank credit facilities, bringing its total holdings to 7,805,306 shares (63%) of our common stock. On July 30, 2002, we entered into a merger agreement with Harrah's Entertainment, under which a Harrah's affiliate will acquire the remaining shares of our common stock that Harrah's does not already own (the "Merger"). Under terms of the merger agreement, which was unanimously approved by our full board of directors, Harrah's has agreed to pay $10.54 per share for the remaining JCC Holding Company stock. Harrah's also agreed to assume or retire all of our outstanding debt. The acquisition is subject to the approval of our shareholders, as well as gaming regulatory approvals and other customary conditions, and is expected to be completed during the fourth quarter of 2002. It is anticipated that the existing litigation between Harrah's and JCC will be dismissed in connection with closing of the transaction (see PART II, ITEM 1).

Results of Operations

Total Net Revenues. For the three months ended June 30, 2002, net revenues increased $10.0 million (or 17.3%), while net revenues for the six months ended June 30, 2002 increased by $21.7 million (or 18.5%) as compared to the same period in the previous year. The following table reflects the changes in revenues by category:

	Three Months Ended June 30, 2002 Increase/(Decrease)		Six Months Ended June 30, 2002 Increase/(Decrease)	
	$	%	$	%
	(In thousands)			
Revenues:				
Casino	$ 7,944	13.2%	$16,836	13.9%
Food and beverage	1,219	23.9%	2,136	20.6%
Retail, parking and other	187	6.6%	472	8.4%
Less—casino promotional allowances	(673)	(6.7)%	(2,213)	(10.9)%
Total Net Revenues	$10,023	17.3%	$21,657	18.5%

Casino revenue increased during the three and six months ended June 30, 2002 by 13.2% and 13.9% respectively. Casino revenues increased during the three months ended June 30, 2002 as a result of marketing efforts focused on building volume, primarily through promotional events and slot offerings geared to a broader audience. We also experienced increased traffic volume during the first three months of 2002, primarily the result of Super Bowl fans, coupled with larger crowds this year for Sugar Bowl and Mardi Gras.

Food and beverage revenue increased during the three and six months ended June 30, 2002 primarily due to increased complimentary revenue. Complimentary revenue increased in the first six months of 2002 because of increased customer traffic and a heavier focus on internal, rather than external, complimentaries. Retail, parking, and other revenue also increased during the three and six months ended June 30, 2002 primarily due to increased parking revenues as a result of a change in complimentary parking policies, which were effective as of March 1, 2002. Promotional allowances decreased for the three and six months ending June 30, 2002 due to a significant decrease in "cash back" and free coin offers.

Operating Expenses. For the three and six months ended June 30, 2002, operating expenses increased by $4.9 million (or 8.4%) and decreased by $6 million (or 4.4%), respectively, resulting in operating income of $4.5 million and $9.4 million, respectively. The following table reflects the changes in operating expenses by category:

	Three Months Ended June 30, 2002 Increase/(Decrease)		Six Months Ended June 30, 2002 Increase/(Decrease)	
	$	%	$	%
	(In thousands)			
Revenues:				
Operating Expenses:				
Direct:				
Casino	$ 672	2.1%	$(13,165)	(16.5)%
Food and beverage	206	5.4%	408	5.3%
Retail, parking and other	438	50.3%	689	32.4%
General and administrative	3,665	19.2%	2,960	7.4%
Depreciation and amortization	(50)	(1.6)%	462	8.2%
Provision for asset impairment	—	0.0%	2,689	100.0%
Total operating expenses	$4,931	8.4%	$ (5,957)	(4.4)%

Payments to the Louisiana Gaming Control Board ("LGCB") were $20 million and $32.4 million for the three and six months ended June 30, 2002, respectively, as compared to $12.5 million and $37.4 million for the same periods in 2001. The overall $5.0 million decrease in payments during the six months ended June 30, 2002, was attributable to the decrease negotiated with the State in connection with our 2001 plan of reorganization. The remaining decrease in casino operating expenses for the six months ended June 30, 2002 was primarily due to reduced costs of external complimentaries, lower labor costs related to operational efficiencies achieved through improved staffing and scheduling practices and reduced costs related to various broad-based marketing programs and promotions. There was a $2.5 million increase in payments to the LGCB for the three months ended June 30, 2002, as compared to the same period for 2001, due to the change in the minimum annual amount from $50 million in 2001 to $60 million in 2002. This more than offsets the decrease in other casino operating expenses for that period.

While food and beverage expenses increased in total year over year primarily due to increased volume resulting from the larger crowds in 2002, they have decreased as a percentage of food and beverage revenue due to increased buffet pricing. Retail, parking and other expenses primarily increased in the first six months of 2002 due to the casino's new parking validation policy. Because the casino now gives complimentary parking for players, an expense related to these complimentaries is now being recognized.

General and administrative expenses increased for the three and six months ended June 30, 2002 as a result of legal fees related to the litigation described in Part II, Item 1. This increase more than offset the decrease due to negotiated price reductions related to various administrative services provided by Harrah's Entertainment and a decrease in utility and entertainment costs. Depreciation expense remained relatively constant from the second three months of 2002 compared to the second three months of 2001. The increase in depreciation expense for the six months ended June 30, 2002 is due to capital expenditures incurred in April of 2001 for new slot machines. As these assets were not acquired until April of 2001, depreciation expense during the first quarter of 2001 was less than the first quarter of 2002.

Provision for Asset Impairment.   On April 23, 2002, Fulton Development entered into an agreement to sell the Fulton Street Property to a hotel developer for $6.5 million. The agreement was subject to a ninety-day due diligence period and was conditioned upon, among other things, the ability of the purchaser to construct a hotel on the site. Fulton Development cancelled the agreement on June 27, 2002 due to certain terms and conditions of the sale agreement not being met. During the first quarter of 2002 in connection with this conditional sale, we recorded a provision for asset impairment of $2.7 million to reduce the book value of the Fulton Street Property to its estimated fair value less cost of sale.

Reorganization Items.   During the six months ended June 30, 2001, we incurred reorganization expenses of $101 million. These expenses include a $90.3 million charge to reflect the write off of the unamortized balance of the discount of the senior subordinated notes, which were cancelled as a result of our plan of reorganization to record the amount of the allowed claim. The remaining expenses consisted primarily of consulting and legal fees, and costs associated with retention bonuses.

Other Income (Expense).   For the three months ended June 30, 2002 and 2001, we incurred interest charges of $2.2 million and $2.9 million, respectively. The $700,000 decrease is the result of decreased borrowings under our revolving credit agreement in 2002 coupled with lower interest rates on our $124.5 million Senior Notes due 2008 (the "Senior Notes"). However, for the six months ended June 30, 2002, interest charges of $4.3 million exceeded interest charges for the six months ended June 30, 2001 of $3.6 million by approximately $700,000. The reason for the year over year increase is that during the first three months of 2001, we incurred interest for only five days on our long term debt and other obligations as a result of our voluntary bankruptcy petition. Subsequent to March 29, 2001, interest charges were incurred related to our $35 million revolving credit facility and our $124.5 million Senior Notes.

For the six months ended June 30, 2002 and 2001, we generated interest income of $221,000 and $266,000, respectively, attributable primarily to overnight repurchase investments of balances in our operating and capital reserve accounts, as well as short-term commercial paper investments made with available funds during the six months ended June 30, 2002.

Extraordinary Gain on Early Extinguishment of Debt.   During the first quarter of 2001, we recorded an extraordinary gain on the early extinguishment of our debt of $213.4 million. This gain arises from the discharge of $317.0 million of outstanding principal and interest due to non-affiliates under our senior subordinated notes with contingent payments due 2009, convertible junior subordinated debentures and our bank term loans in exchange for new debt and equity securities with a fair value of $103.6 million.

Liquidity and Capital Resources

Reorganization of Our Debt and Capital Structure.   On January 4, 2001, we filed a voluntary petition for Chapter 11 reorganization in the Bankruptcy Court for the Eastern District of Louisiana in New Orleans. Our plan of reorganization, which was approved by the Bankruptcy Court on March 19, 2001, and was consummated on March 29, 2001, reflects the reorganization of our debt and capital structure in conjunction with a reduction in our $100 million minimum annual payment to the State of Louisiana, a reduction in rent and certain other charges imposed by the City of New Orleans, relief from certain additional financial obligations and relief from certain operating restrictions. The timing of this filing was in part the result of our need to conclude our reorganization process prior to March 31, 2001, to meet the obligations imposed by our casino operating contract with the State of Louisiana and prevent closure of the casino.

Our confirmed plan of reorganization resulted in, among other things, elimination of all of our common stock existing prior to March 29, 2001 and the issuance of new equity and debt securities to certain creditors in exchange for a reduction of our obligations to them. The casino remained open and continued operations during the bankruptcy proceedings. No disruptions in employment or operations were experienced.

The following discussion of our performance should be read in conjunction with and in light of our plan of reorganization which was consummated on March 29, 2001.

Working Capital for Operations.   During the six months ended June 30, 2002, net cash flow provided by operations was $15.3 million. During the six months ended June 30, 2001, net cash flow used in operations was $4.2 million. The improvement in cash flow provided by operating activities as compared to the same period last year is due to improved operating results coupled with the reduction in the minimum annual payment to the Louisiana Gaming Control Board. During 2002, cash from operations was used to fund capital expenditures totaling $1.1 million, resulting in an increase in cash at June 30, 2002 of $14.2 million. As of June 30, 2002, there were no outstanding borrowings under our $35 million revolving line of credit.

A number of our contractual agreements prior to our restructuring in 2001 contained provisions that allowed us to defer payment of certain operating expenses to help minimize our use of funds prior to our reorganization. As of March 29, 2001, we had deferred a total of $45.6 million of payments to our manager, Harrah's Operating Company and Harrah's Entertainment under the terms of the various agreements. Additionally, a total of $28.5 million in interest payments related to our senior subordinated notes due 2009 with contingent payments and our convertible junior subordinated debentures had been paid in kind since October 1998. Under our credit agreement, $25.0 million was available for working capital purposes under our revolving line of credit, which was also used to partially cover operating losses.

Under the HET/JCC agreement in effect prior to the bankruptcy, advances by Harrah's Entertainment and Harrah's Operating Company under the minimum payment guaranty constituted a demand obligation and were secured by first priority liens on our assets. During various periods in 2000 and 2001, under the terms of the minimum payment guaranty, HOCI began making the minimum daily payments of approximately $274,000 due to the Louisiana Gaming Control Board under our casino operating contract in order to provide us with necessary working capital. As of March 29, 2001, Harrah's Entertainment and Harrah's Operating Company had advanced $51.8 million to the Louisiana Gaming Control Board on our behalf under the minimum payment guaranty. Interest accumulated on these advances in accordance with the terms of the agreement and as of March 29, 2001, the outstanding balance was $53.8 million including principal and interest.

In connection with our plan of reorganization, the claims of the various debt holders including the claims of our senior noteholders, our bank term loans and our revolving credit facility (including the amounts funded by Harrah's Entertainment pursuant to its guarantee) were settled in exchange for the Senior Notes issued by our subsidiary, Jazz Casino Company, L.L.C., with a face amount of $124.5 million and approximately 12.4 million shares of our common stock. Additionally, we entered into an agreement with Harrah's Entertainment to provide us with a new $35 million revolving line of credit for the purpose of providing working capital for the business. The unsecured claims resulting from amounts owed to parties under the previous deferral arrangements were also eliminated.

Our Senior Notes provide for quarterly interest payments at a rate equal to LIBOR plus 2.75% annually. During the first year commencing April 1, 2001, 50% of the interest payments on the notes may be paid in kind at the borrower's option. As of August 9, 2002, we have paid $5.3 million in cash interest on these notes and paid $3.8 million in interest in kind by issuing additional new term notes. Our new revolving credit agreement requires that we pay 50% of the interest payments during the first year in kind. Principal payments on these notes are to be made semi-annually on November 15 and May 15 of each year commencing November 2002. Until May 2005, the payments are calculated at 50% of semi annual free cash flow, as defined in the Indenture governing our Senior Notes. Commencing September 30, 2005, principal payments of $1.5 million per quarter are due, with one final payment of all amounts due at March 31, 2008.

Our revolving credit agreement is provided by Harrah's Entertainment and its affiliates and provides an available line of credit of up to $35 million, with a letter of credit sublimit of $10 million. Interest is payable at LIBOR plus 3%. The facility matures on March 30, 2006, subject to extension until March 30, 2007 at the borrower's option. The revolver will be used to fund our operating needs that are not fulfilled by cash flows from operations of our casino. As of August 9, 2002, there were no outstanding borrowings and $700,000 in outstanding letters of credit issued under this revolving credit facility.

Under the terms of the proposed merger agreement, Harrah's has agreed to assume or retire all of our debt.

In addition to the capital and debt changes to our structure outlined above, some material reductions to our operating expense structure came about as a result of the implementation of our plan of reorganization, as discussed below.

The gaming payments to the Louisiana Gaming Control Board required by our casino operating contract were reduced to the greater of 21.5% of gross gaming revenue or (i) $50 million in the first year ended March 31, 2002; or (ii) $60 million each fiscal year thereafter. In addition, we must pay an override on gross gaming revenues equal to (i) 1.5% of gross gaming revenues in excess of $500 million, up to $700 million, (ii) 3.5% for gross gaming revenues in excess of $700 million, up to $800 million, (iii) 5.5% for gross gaming revenues in excess of $800 million, up to $900 million, and (iv) 7.5% for gross gaming revenues in excess of $900 million. The casino operating contract requires a rolling three year guaranty of this amount, with an initial four year unconditional guaranty. In connection with our plan of reorganization, we entered into the HET/JCC Agreement, pursuant to which Harrah's Entertainment has agreed to provide the initial four year unconditional guaranty of the required minimum payment to the State of Louisiana through March 31, 2005. Harrah's Entertainment receives an annual fee from Jazz Casino in exchange for providing this guaranty. The obligations under this guaranty are secured by, among other things, a first lien on substantially all of our assets.

Our Casino Operating contract requires us to find a guarantor by March 31, 2003 to provide the guaranty for the period April 1, 2005 through March 31, 2006. Harrah's Entertainment is under no obligation to provide the additional guaranty under its current agreement. Failure to obtain this guaranty is a "termination event" leading to the automatic termination of the casino operating contract. In addition, an automatic termination of our Casino Operating contract is an event of default under our ground lease with the City of New Orleans, the Indenture governing our Senior Notes and our revolving credit facility. Efforts to find a suitable guarantor have not begun pending the anticipated Merger.

Additionally, in connection with our plan of reorganization, the City of New Orleans agreed to reduce the payments and other impositions required in connection with our lease with the City by $5 million per year. We entered into the amended ground lease whereby the City of New Orleans had agreed to designate the sources of the savings within 120 days from March 15, 2001, which date was later extended by 30 days. Over the following months we worked with the special development projects committee to develop a list of lease modifications and other items that we could agree upon, and on January 17, 2002, the City Council approved an ordinance and lease amendments that delineate these changes as outlined below. Each item agreed upon either reduces payments required under the amended ground lease, or lifts some operating restriction that we believe will result in improved operating performance by providing cost savings other than the lease payments or by providing additional revenue opportunities. The following is a summary of the material items agreed upon:

- Jazz Casino granted an annual credit of $2.1 million in property tax reduction toward the total reduction, including the property tax reduction achieved in 2001;

- A small lot on the corner of Fulton and Poydras Streets, which was previously conveyed by Jazz Casino's predecessors to the City of New Orleans, will be returned to Jazz Casino either in fee title, if the law allows, or pursuant to a ninety-nine year lease, independent of the amended ground lease;

- A lease amendment that commits the City to support, assist and cooperate with the development of a hotel on the Fulton Street Property;

- A City commitment to support, assist and cooperate with our efforts to obtain approvals and permits for all future development. The agreement places time limits on Rivergate Development Corporation review and approval when such is necessary for City permitting;

- Jazz Casino gained permission to own and operate two courtesy cars and one courtesy bus;

- The language of the amended ground lease was conformed to reflect the recent changes in Louisiana law with respect to food services, hotel development and providing complimentary services;

- A number of significant adjustments to the reporting, record keeping and other administrative requirements of the open access program and plans, designed to facilitate participation by minorities, women and disadvantaged persons and business enterprises in developing, constructing and operating the casino, which will result in cost savings and reduction of exposure for defaults under that plan;

- The City has agreed to a reduction in the number of parking spaces required to be dedicated to casino use. As a result up to 275 spaces may be rented by Jazz Casino to third parties under parking contracts, which will provide additional revenue to us; and

- Mutual waivers of any defaults that any parties can allege up to the effective date of the amendments and a requirement of the dismissal of all legal proceedings filed by any parties as a result of the $5 million reduction issue.

On January 28, 2002, the Mayor of New Orleans signed the ordinance effecting the above changes and on February 7, 2002, the lease amendment was signed by all parties. The parking changes resulted from subsequent action by the City Planning Commission and the City Council.

Since emerging from bankruptcy we have continued to seek ways to improve the financial performance of the casino to assist in making the company financially stable over the long term. After extensive analysis and evaluation concerning financial efficiencies, we have, among other things, reduced the casino's work force by eliminating 148 positions on July 17, 2001. Our agreements with the State preclude us from reducing our employment levels below certain thresholds, which were calculated based on employment and compensation levels at the casino during March 2001. In addition, our agreement with the City creates certain obligations with respect to employment levels. There are no pending City or State actions regarding our current employment levels.

Under the terms of the proposed merger agreement, Harrah's has agreed to assume or retire all of our outstanding debt. However, notwithstanding the merger, we currently expect payments on our short-term obligations to be made from cash flows from operations. Barring unforeseen extenuating circumstances that would materially and adversely affect our financial condition, or the failure to obtain a replacement guarantor under our casino operating contract in the event the Merger does not close, we should have sufficient liquidity to meet our long-term obligations.

Earnings Before Interest, Taxes, Depreciation, and Amortization. Earnings before interest, taxes, depreciation, and amortization ("EBITDA"), for the three months ended June 30, 2002 was $7.7 million as compared to $2 million in the three months ended June 30, 2001. The improvement in EBITDA is related primarily to increased revenues and improved operating results.

EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating, investing and financing activities, which are determined in accordance with accounting principles generally accepted in the United States of America, and it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. Although EBITDA is not necessarily a measure of our ability to fund our cash needs, management believes that EBITDA is a useful tool for measuring our ability to service our debt. Our definition of EBITDA may not be the same as that of similarly captioned measures used by other companies.

Under our amended management agreement, there are performance targets that the manager must meet for each twelve-month period ended March 31, beginning with the twelve months ended March 31, 2002. Under the terms of the amended management agreement, failure to meet these targets, unless such failure is the result of a force majeure as defined in the management agreement, could result in termination of the agreement. The targets, which have been previously established for the first three fiscal periods, are based on a calculation of earnings before interest, income taxes, depreciation, amortization and management fees, adjusted for certain corporate overhead costs ("Adjusted EBITDAM"). For the twelve months ended March 31, 2003, the target Adjusted EBITDAM is 84% of $127.4 million, or $107 million. Actual results for the three-month period ended June 30, 2002, produced $36.9 million in Adjusted EBITDAM.

Capital Expenditures. Pursuant to our amended and restated ground lease with the Rivergate Development Corporation and City of New Orleans, our management agreement with our manager and our casino operating contract, we established a capital replacement fund to fund the capital expenditures necessary to operate the casino. We were contractually required to fund monthly payments into the capital replacement fund in an aggregate amount equal to $3 million for the first 12 months following the casino's opening, $4 million for the second 12 months following the casino's opening,

$5 million for the third 12 months following the casino's opening, and 2% of the gross revenues of the casino for each fiscal year thereafter. As of June 30, 2002, we had deposited $9.9 million into the interest-bearing capital reserve account and expended approximately $5.7 million. Funds in this account are restricted for uses in accordance with the terms of the ground lease.

As a result of our plan of reorganization, we are now free to expand our seated buffet facilities from 250 to 400 seats and develop a restaurant with seating for 150 people. We have not yet determined how much capital will be required to expand our dining facilities, but we are in the process of finalizing plans and budgets for this expansion. We expect the buffet expansion to begin in 2002. The funds for such expansion and development will need to be obtained from cash flow from operations or external financing in the event the Merger does not close.

Capital Resources for Development Activities. In addition to the gaming related entertainment offered at the casino, as funding and circumstances may permit, we also plan to develop additional real estate in New Orleans for entertainment uses that support the casino. The second floor of our casino was constructed to the point at which the shell of the structure was complete when the casino opened in October 1999. The casino's second floor was planned to ultimately consist of approximately 130,000 square feet of multipurpose non-gaming entertainment space.

We have spent approximately $2.4 million through June 30, 2002 towards developing a master plan for the build out and leasing of the second floor of the casino for non-gaming uses and for construction-related work that needed to take place on the second floor of the casino prior to opening the casino in order to prevent disruption to the casino's gaming operations. We presented a preliminary master plan governing the use of the second floor of the casino to the City of New Orleans on February 22, 2000. We intend to revise the master plan to include restaurant facilities now that the restrictions against us providing such facilities have been reduced as a result of our plan of reorganization, and are currently considering alternatives for financing the remainder of this development. Without additional financing, we will be unable to build-out and develop the second floor of the casino. Other than the proceeds from the sale of land, we have not obtained sufficient financing to fund these developments, and cannot assure that we will ever be able to do so.

We also owned the parcel of land across from the casino located at 3 Canal Place, adjacent to the Canal Place Shopping Center. On October 15, 2001, we closed on the sale of this property to CP3 Associates, LLC. The sale netted approximately $6 million in cash, and we plan to use these funds for development needs on the second floor, subject to any limitations imposed by our financing documents.

We also own the city block of historical buildings across the street from the casino and its garages (the "Fulton Street Property.") On April 23, 2002, Fulton Development entered into an agreement to sell the Fulton Street Property to a hotel developer for $6.5 million. The agreement was subject to a ninety-day due diligence period and was conditioned upon, among other things, the ability of the purchaser to construct a hotel on the site. On June 27, 2002, Fulton Development cancelled the sale agreement due to certain terms and conditions of the sale contract not being satisfied. During the first quarter of 2002, we recorded a provision for asset impairment of $2.7 million to reduce the book value of the Fulton Street Property to its estimated net realizable value. We plan to use the proceeds from any sale of this property for development needs on the second floor, subject to any limitations imposed by our financing documents.

Funds from these two sales, however, would not be sufficient to complete development of the second floor.

Significant Accounting Policies and Estimates. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Certain of our accounting policies, including the estimated lives assigned to our assets, the evaluation of uncollectible accounts receivable, preconfirmation contingencies, self insurance accruals, note discount, valuation allowance for deferred taxes, and asset impairment require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided to us by our customers and information available from other outside sources, as appropriate. To provide an understanding of the methodology we apply, our significant accounting policies are discussed where appropriate in this discussion and analysis and in the notes to our consolidated financial statements in our Form 10-K for the fiscal year ended December 31, 2001.

Recently Issued Pronouncements. The Financial Accounting Standards Board ("FASB") has recently issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interests method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. We adopted these standards effective January 1, 2002, which resulted in no significant impact on our financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which eliminates the treatment of an extinguishment of debt as extraordinary unless the extinguishment meets the requirement of an extraordinary item outlined in APB 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 145 also requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of FASB Statement No. 98, "Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate; Sales-Type Leases of Real Estate; Definition of the Lease Term; Initial Direct Costs of Direct Financing Leases", or paragraphs 2 and 3 of FASB Statement No. 28, "Accounting for Sales with Leasebacks, as applicable." Upon adoption, any gain or loss on extinguishment of debt previously classified as extraordinary that does not meet the requirements of APB 30 should be reclassified. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management does not believe the impact of any required changes on our financial statements will be material.

Item 3.   Quantitative and Qualitative Disclosures About Market Risk

We do not engage in trading market risk sensitive instruments. We also do not purchase, for investment, hedging or for purposes "other than trading," instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk, except as discussed in the following paragraph. We have not entered into any forward or futures contracts, purchased any options or entered into any swaps. We have no foreign operations and currently do not deal in foreign currencies. Thus, we do not believe that we have any material exposure to foreign currency exchange rate risk.

We have a significant amount of indebtedness, which accrues interest at variable rates. As of June 30, 2002, the aggregate amount of our outstanding indebtedness was $128.4 million. The interest rate of our variable rate indebtedness will fluctuate with changes in the LIBOR rate applicable under our credit facility. A change in LIBOR under our credit facility will affect the interest rate at which indebtedness outstanding under the credit facility accrues. As a result, a significant increase in LIBOR could materially and adversely affect our financial position and results of operations. For example, a 50 basis point movement in interest rates would result in an approximate $642,000 annualized increase or decrease in interest expense based on the outstanding balance of our variable rate indebtedness as of June 30, 2002.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

We are subject to legal proceedings and claims that arise in the normal course of business. While we cannot predict the outcome of these matters with certainty, we believe that the ultimate resolution of litigation will not have a materially adverse effect on our business, financial condition or results of operations.

Following our reduction in the Casino's work force on July 17, 2001, former employees of the Casino filed lawsuits against us in the Civil District Court for the Parish of Orleans, State of Louisiana on August 3, 2001. The Plaintiffs are seeking damages for being laid off prior to the expiration of the term of alleged employment contracts between our employees and us. We believe that we have strong legal and factual defenses, and intend to vigorously contest the claims. No assurances can be given as to the outcome of such lawsuits, and consequently, we cannot reasonably predict at this time whether the final outcome of these matters will materially and adversely affect our results of operations, cash flows, or financial condition.

On March 15, 2002, Harrah's Entertainment, Inc. ("Harrah's Entertainment") and Harrah's Operating Company, Inc. ("HOCI," collectively "Harrah's") filed a complaint in the Court of Chancery of the State of Delaware seeking declaratory and injunctive relief regarding the interpretation of the Second Amended and Restated Certificate of Incorporation (the "Charter") and the Third Amended and Restated Bylaws of the Company (the "Bylaws"). Although the complaint sought an award of attorneys' fees and expenses, it did not seek damages against the Company. The action sought to place Harrah's nominee, Dr. Charles C. Teamer, on the ballot for election to the board of directors in addition to Harrah's nominee, Mr. Philip Satre. Harrah's complaint, therefore, sought a declaration that its nomination of two directors for election at the 2002 annual meeting was valid under the Charter and Bylaws, and injunctive relief requiring the Company to recognize its nominations. On March 29, 2002, the Company answered the complaint and filed a counterclaim for declaratory relief seeking a declaration that the Company's Charter and Bylaws limited Harrah's nomination right to one candidate for election to the board at the 2002 and 2003 annual meetings. Harrah's filed its reply to counterclaim on April 5, 2002. The parties engaged in expedited discovery. Trial was held on May 21 and 22, 2002. Following trial, on May 31, 2002, the Court of Chancery issued a written opinion holding that the Charter and Bylaws should be construed in favor of Harrah's and that Harrah's was entitled to nominate two directors for election at the 2002 annual meeting. On June 10, 2002, the Court of Chancery issued a final order and judgment from which the Company perfected an appeal to the Delaware Supreme Court. The final order and judgment denied Harrah's application for an award of attorneys' fees and expenses. Harrah's elected not to pursue an appeal of the denial of its request for an award of attorneys' fees and expenses, and the time for any such appeal has passed. On June 11, 2002, the Company held its annual meeting of stockholders at which Dr. Teamer and Mr. Satre were elected to the board of directors. The parties have fully briefed the issues raised in the Company's appeal. At the parties' request, the Delaware Supreme Court postponed oral argument to permit the parties to engage in negotiations regarding the Merger. The parties believe that the closing of the Merger will moot the issues on appeal and, accordingly, anticipate dismissing the appeal in connection with the closing. In the unlikely event the Merger does not close, JCC anticipates it would request the scheduling of oral argument and for the Delaware Supreme Court to decide its appeal. Therefore, the ultimate outcome of this litigation and its possible effect on the Company is presently uncertain.

On April 18, 2002, JCC Holding Company and Jazz Casino Company, L.L.C. filed suit against Harrah's New Orleans Management Company, Harrah's Operating Company, Harrah's Entertainment, Philip Satre, Bill Noble, and Anthony Sanfilippo in Civil District Court for the Parish of Orleans, State of Louisiana. Philip Satre is Chairman of the Board and Chief Executive Officer of Harrah's Entertainment, Chairman of the Board and Chief Executive Officer of Harrah's New Orleans

Management Company, and was a director on our board at the time the suit was filed. Anthony Sanfilippo is President of Harrah's New Orleans Management Company and President of the Central Division of Harrah's Entertainment, and was a director on our board at the time the suit was filed. Our suit alleges that the Harrah's entities failed to adhere to the terms and provisions of the management agreement with respect to advertising, marketing and promoting our Casino, and that the Harrah's entities diverted business from our Casino, where Harrah's Entertainment then owned only a 49% interest, to other properties wholly owned by Harrah's Entertainment. We are seeking damages for violation of the management agreement and certain tortious conduct, as well as an injunction, as provided for under the management agreement, to prevent future diversion of business. It is anticipated that this lawsuit will be dismissed with prejudice upon the closing of the Merger. Therefore, the ultimate outcome of this litigation and its possible effect on the company is uncertain.

On April 22, 2002, Harrah's Entertainment and HOCI filed a derivative action against Paul Debban, Preston Smart, Rudy Cerone, and Chris Lowden (the "Individual Defendants"), as well as JCC Holding Company as a nominal defendant, in the Court of Chancery of the State of Delaware In and For New Castle County. Messrs. Debban, Smart, and Lowden are currently directors on our board and Mr. Cerone was a director on our board at the time this suit was filed. All four individuals are unaffiliated with Harrah's Entertainment. Mr. Debban is also Chairman and President of JCC Holding Company. Mr. Smart is also Vice President of JCC Holding Company. Mr. Lowden is, and Mr. Cerone was at the time the suit was filed, a member of the compensation committee of our board of directors. The allegations include breach of fiduciary duty and self-dealing in connection with the compensation committee's deliberations and approval of the employment agreements, which included stock option grants, for Mr. Debban and Mr. Smart. The lawsuit seeks declaratory and injunctive relief in regard to the adoption and implementation of the employment agreements. The Individual Defendants have indicated for themselves and on behalf of JCC Holding Company denial of all the allegations as baseless and intend to vigorously defend the lawsuit. The Individual Defendants answered the complaint on June 11, 2002. No discovery has been taken in this matter, which remains pending in the Court of Chancery. The parties anticipate that this action will be dismissed in connection with the closing of the Merger. The ultimate outcome of this litigation and its possible impact on the Company is presently uncertain.

On July 31, 2002, Michael Shapiro, who purports to be a stockholder of the Company, filed a putative class action complaint (the "Shapiro Action") in the Court of Chancery of the State of Delaware against Stephen H. Brammell, Gary W. Loveman, Paul Debban, Charles Teamer, Sr., Christopher Lowden, Preston Smart, Eddie N. Williams, JCC Holding Company, and Harrah's Entertainment, Inc. seeking to enjoin the Merger and seeking damages against the defendants. Also on July 31, 2002, Nechuma Cohen, who purports to be a stockholder of the Company, filed a putative class action complaint (the "Cohen Action") in the Court of Chancery of the State of Delaware against the same defendants named in the Shapiro Action seeking to enjoin the Merger and seeking damages against the defendants. Both the Shapiro and Cohen Actions attack the Merger asserting allegations of domination and control by Harrah's Entertainment and allege breaches of fiduciary duties to the corporation and its stockholders in connection with the Merger. We believe that we have strong legal and factual defenses against these claims, and intend to contest them vigorously. No assurances can be given as to the outcome of such lawsuits, and consequently, we cannot reasonably predict at this time whether the final outcome of these matters will materially and adversely affect our results of operations, cash flows, or financial condition.

Item 2. Changes in Securities and use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

Our annual meeting of shareholders was held on June 11, 2002. The voting results were as follows:

Number of Shares Outstanding as of Record Date:	12,386,200
Number of Shares Present:	12,024,376
Percent of Shares Present:	97%

Proposal 1   Election of Directors

	For	Withheld
Rudy J. Cerone	4,211,703	9,367
Philip Satre	11,643,561	380,815
Charles C. Teamer, Sr.	7,803,306	0

Mr. Satre and Mr. Teamer were elected as directors. The terms of the following directors continued after the meeting:

Paul D. Debban
Chris Lowden
Anthony Sanfilippo
Preston Smart
Eddie Williams

Proposal 2   Ratification of Appointment of Independent Accountants

We included in our proxy statement for the 2002 annual meeting of shareholders, a proposal to ratify our board of directors' prior selection of Deloitte & Touche LLP ("Deloitte") as our independent public accountants for the year ending December 31, 2002. We subsequently dismissed Deloitte as our independent public accountants in order to assure the complete independence of our public accountants since our primary shareholder, Harrah's Entertainment had retained Deloitte as its independent public accountants. Our board of directors therefore revoked its request that shareholders ratify the prior selection of Deloitte as our independent public accountants.

Item 5. Other Information

During the course of the litigation in Delaware described in PART II, ITEM 1, it came to our attention that two of our current directors (one of which was Mr. Satre, who was also a nominee for re-election, as discussed in PART II, ITEM 4 above) were disqualified under our charter documents from serving as directors because of their status as officers of the manager. On June 6, 2002, JCC notified the two board members in question, namely Mr. Satre and Anthony Sanfilippo, advising them that their terms as directors were automatically terminated as required by JCC Holding Company's certificate of incorporation and requesting that suitable replacements for their positions be nominated. By letter dated June 7, 2002, Mr. Satre advised us that although he and Mr. Sanfilippo disagreed with our position with respect to the matter, each of them would resign from our board of directors. On June 17, 2002, Gary Loveman and Stephen Brammell were designated by Harrah's Entertainment to fill the seats previously held by Mr. Satre and Mr. Sanfilippo.

On May 17, 2002, Harrah's Entertainment purchased an additional 2,000 shares of our common stock in an open market transaction, and on June 7, 2002, Harrah's Entertainment announced that it had purchased the shares previously issued to holders of claims under tranche B-1 of the bank credit facilities, bringing its total holdings to 7,805,306 shares (63%) of our common stock. On July 30, 2002, we entered into a merger agreement with Harrah's Entertainment, under which a Harrah's affiliate will acquire the remaining shares of our common stock. Under terms of the merger agreement, which was unanimously approved by our full board of directors, Harrah's has agreed to pay $10.54 per share for the remaining JCC stock. Harrah's also agreed to assume or retire all of our outstanding debt. It is anticipated that the existing litigation between Harrah's and JCC will be dismissed in connection with closing of the transaction. The Merger is subject to the approval of our shareholders, as well as gaming regulatory approvals and other customary conditions, and is expected to be completed during the fourth quarter of 2002 (see PART I, ITEM 2). In connection with the proposed Merger, we expect to file a proxy statement with the Securities and Exchange Commission. The proxy statement will be sent to holders of JCC Holding Company stock and will contain important information about JCC Holding Company, Harrah's Entertainment and its applicable affiliates and the proposed Merger, risks relating to the Merger, and related matters. We urge all of our stockholders to read the proxy statement when it becomes available.

Item 6. Exhibits and Reports on Form 8-K

    (a) Exhibits.

2.1* Agreement and Plan of Merger By and Among Harrah's Operating Company, Inc., Satchmo Acquisition, Inc. and JCC Holding Company, Dated as of July 30, 2002

3.1* Fourth Amended and Restated Bylaws of JCC Holding Company

10.1* Employment Agreement by and between JCC Holding Company and Paul D. Debban, for the term April 1, 2002 to March 31, 2003

10.2* Employment Agreement by and between JCC Holding Company and Preston Smart, for the term April 1, 2002 to March 31, 2003

10.3* Separation Agreement By and Among JCC Holding Company, Harrah's Operating Company, Inc., and Paul Debban, dated as of July 30, 2002

10.4* Separation Agreement By and Among JCC Holding Company, Harrah's Operating Company, Inc., and Preston Smart, dated as of July 30, 2002

99.1* Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2* Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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* Filed herewith

    (b) Reports on Form 8-K.

        (1) On April 17, 2002, we filed a Current Report on Form 8-K pursuant to Item 5. Other Events concerning our press release dated April 16, 2002. The date of the earliest event reported was April 16, 2002.

        (2) On April 22, 2002, we filed a Current Report on Form 8-K pursuant to Item 9. Regulation FD Disclosure regarding disclosures made by an officer of Harrah's Entertainment. The date of the earliest event reported was April 18, 2002.

(3) On May 23, 2002 we filed a Current Report on Form 8-K pursuant to Item 4. Changes in Registrant's Certifying Accountant regarding the dismissal of Deloitte & Touche LLP as our independent public accountants. The date of the earliest event reported was May 17, 2002.

(4) On June 3, 2002 we filed a Current Report on Form 8-K pursuant to Item 5. Other Events concerning our press release dated May 31, 2002. The date of the earliest event reported was May 31, 2002.

(5) On June 7, 2002 we filed a Current Report on Form 8-K pursuant to Item pursuant to Item 5. Other Events concerning our press release dated June 6, 2002. The date of the earliest event reported was June 6, 2002.

(6) On June 17, 2002 we filed a Current Report on Form 8-K pursuant to Item 1. Change in Control of Registrant and 5. Other Events concerning our annual meeting. The date of the earliest event reported was June 7, 2002.

(7) On June 19, 2002 we filed a Current Report on Form 8-K pursuant to Item 5. Other Events concerning our press release dated June 17, 2002. The date of the earliest event reported was June 17, 2002.

(8) On July 31, 2002 we filed a Current Report on Form 8-K pursuant to Item 5. Other Events concerning our press release dated July 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JCC HOLDING COMPANY

Date: August 14, 2002

By: _____ /s/ PAUL D. DEBBAN

Paul D. Debban, *President*
(Duly Authorized Officer)

Date: August 14, 2002

By: _____ /s/ L. CAMILLE FOWLER

L. Camille Fowler, *Vice President—Finance, Treasurer and Secretary*
(Principal Financial Officer and Principal Accounting Officer of the Registrant)

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger By and Among Harrah's Operating Company, Inc., Satchmo Acquisition, Inc. and JCC Holding Company, Dated as of July 30, 2002
3.1*	Fourth Amended and Restated Bylaws of JCC Holding Company
10.1*	Employment Agreement by and between JCC Holding Company and Paul D. Debban, for the term April 1, 2002 to March 31, 2003
10.2*	Employment Agreement by and between JCC Holding Company and Preston Smart, for the term April 1, 2002 to March 31, 2003
10.3*	Separation Agreement By and Among JCC Holding Company, Harrah's Operating Company, Inc., and Paul Debban, dated as of July 30, 2002
10.4*	Separation Agreement By and Among JCC Holding Company, Harrah's Operating Company, Inc., and Preston Smart, dated as of July 30, 2002
99.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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* Filed herewith

JCC HOLDING COMPANY

PROXY SOLICITED BY THE BOARD OF
DIRECTORS FOR SPECIAL MEETING
OF STOCKHOLDERS TO BE HELD   , 2002

JCC HOLDING COMPANY
ONE CANAL PLACE, 365 CANAL STREET, SUITE 900,
NEW ORLEANS, LOUISIANA 70130   **proxy**

The undersigned hereby appoints Paul D. Debban as his or her attorney and agent, with full power of substitution, to vote as proxy for the undersigned at the Special Meeting of Stockholders of JCC Holding Company ("JCC") to be held on   , October   , 2002 at   . local time, at Harrah's New Orleans Casino in the Mansion Ballroom, 4 Canal Street, New Orleans, Louisiana, and at any continuation, adjournment or postponement thereof, according to the number of votes the undersigned would be entitled to vote if personally present on the proposals set forth on the reverse side of this card (and as more particularly set forth in the Notice of Meeting and the proxy statement enclosed herewith) and in accordance with his discretion on any other matters that may properly come before the special meeting or any adjournment or postponement thereof.

All shares of JCC's Common Stock that are represented at the special meeting by properly executed proxies received prior to or at the special meeting and not revoked will be voted at the special meeting in accordance with the instructions indicated on the reverse side of this card. If no instructions for a proposal are indicated on an executed Proxy Card, such proxies will be voted in accordance with the recommendation of the Board of Directors as set forth herein with respect to such proposal.

Please mark, sign and date this proxy card on the reverse side and return it in the envelope provided.

PLEASE SIGN AND DATE ON REVERSE SIDE

\/ *DETACH PROXY CARD HERE* \/

The Board of Directors recommends a vote FOR propsal 1.

1. Proposal to approve and adopt the Agreement and Plan of Merger dated as of July 30, 2002, by and among Harrah's Operating Company, Inc., Satchmo Acquisition, Inc., and JCC, and to approve the merger contemplated thereby, pursuant to which Satchmo Acquisition, Inc. will be merged with and into JCC and each share of JCC common stock not owned by Harrah's Operating Company will be converted into the right to receive $10.54 in cash, without interest. The Agreement and Plan of Merger is attached to the proxy statement accompanying this proxy card, and the terms of the merger are explained in the proxy statement.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. In his discretion, the proxy is authorized to transact such other business as may properly come before the special meeting or any postponements or adjournments thereof.

This Proxy Card will be voted as specified or, if no choice is specified, will be voted FOR proposal 1. The Board of Directors recommends a vote FOR proposal 1.

As of the date hereof, the undersigned hereby acknowledges receipt of the accompanying Notice of Special Meeting of Stockholders to be held on _____ 2002 and the Proxy Statement.

IF YOU PLAN TO ATTEND THE SPECIAL MEETING OF STOCKHOLDERS, PLEASE MARK THE FOLLOWING BOX AND PROMPTLY RETURN THIS PROXY CARD. ☐

PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

To change your address, please mark this box Indicate changes below: ☐

Dated: _____, 2002

_____

_____

Signature(s) in Box
Signatures of stockholders should correspond exactly with the names shown on the Proxy Card. Attorneys, trustees, executors, administrators, guardians and others signing in a representative capacity should designate their full titles. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership or limited liability company, the authorized person should sign in the name of the partnership or limited liability company. Joint owners should both sign.